Alon USA 2009 Annual Report

A Refined Strategy


10010318



Heavy-duty Fleet

Focus on Asphalt

Low Emission Facilities

Powerful Brands


FINA
ELEVEN



Company Profile

Alon USA Energy, Inc., headquartered in Dallas, Texas, is an independent refiner and marketer of petroleum products, operating primarily in the South Central, Southwestern and Western regions of the United States. The Company owns four crude oil refineries in Texas, California, Louisiana and Oregon, with an aggregate crude oil throughput capacity of approximately 250,000 barrels per day. Alon is a leading producer of asphalt, which it markets through its asphalt terminals predominately in the Western United States. Alon is the largest 7-Eleven licensee in the United States and operates more than 300 convenience stores in Texas and New Mexico. Alon markets motor fuel products under the FINA brand at these locations and at approximately 640 distributor-serviced locations.



Heavy-Duty Fleet

Projections show that demand for the distillates that drive heavy-duty fleets will rise while gasoline demand falls. Our distillate-focused facilities at Paramount and Krotz Springs are positioned to take advantage of these trends.



Premium Asphalts

While overall asphalt sales were down in 2009, our focus on producing premium modified grades of asphalt allowed us to sustain our financial results in the segment. We are a leader in the production of ground-tire-rubber asphalt.



Dear Fellow Shareholders

As it was for the entire U.S. refining industry, 2009 was a challenging year for Alon USA. The current recession has resulted in the nation's second worst refining down cycle since World War II, only exceeded by the downturn of the 1980's. Thus, utilization rates of U.S. refineries have declined to around 80%, which has negatively affected financial results for the entire industry, including Alon USA.

The silver lining is that the management of your company has been through this before, and we are beginning to see reasons for optimism about the end of this down cycle. During the 1980's utilization rates of U.S. refineries fell to 69%. While our current decline is difficult, it pales in comparison. We built our careers during the 1980's and are now applying what we learned. Another encouraging sign is the increase we're seeing in industrial production, which we believe is the key economic variable that affects Alon USA. For over 30 years the correlation of industrial production to distillate demand in the U.S. has been 93%. Both began to improve in mid 2009, and we are optimistic that this trend will continue.

The events of 2009 have guided us to become keenly focused on three strategic elements. First is a focus on the heavy-duty fleet. We believed before we made the investment in Paramount and Krotz Springs that fuel demand for the light-duty fleet, primarily gasoline, would be facing headwinds. These include federally mandated fuel efficiency standards, a more efficient fleet, and the potential cost of carbon. These headwinds have gained velocity in 2009, and we have chosen not to rely on increased gasoline demand to drive your company's performance. Alternatively, the heavy-duty fleet mainly moves goods rather than people, and distillate demand is driven primarily by industrial activity. Most third-party projections show increases in distillate demand and declines in gasoline demand over the coming years. Therefore, through the purchase of Paramount and Krotz Springs, we are positioning Alon USA to be advantaged versus other refiners in this environment.

Our second focus is on low-emissions refineries. If carbon becomes more expensive, as many believe it will, then your refineries will have an advantage over others. We have already shown that Paramount is one of the lowest emissions refineries in California due primarily to our choice to be a leader in the asphalt business. We have also shown that we can revamp Paramount to convert our unfinished gas oil to finished CARB diesel and still be among the lowest emissions refineries in California. In addition, the Krotz Springs refinery is relatively low complexity but produces high liquid yields due to its modern configuration. Thus, we believe it will also have an advantage over others if carbon becomes more expensive.

Our third focus is a bias toward the west. Refineries in the Atlantic basin have been under particular pressure, while refineries are being added in the Pacific basin. It is clear to us that industrial growth is projected to be stronger in the west, and we believe our location bias is advantageous.

We are very comfortable with our long-term strategy but clearly must deal with short-term issues. Thus we restarted the alkylation unit and changed the catalyst in our Reformer at Big Spring during the first quarter of 2010 and believe these improvements will return this refinery to historical margin performance versus our 2009 results.

We are encouraged by the performance of Paramount during 2009, especially in our asphalt segment. Although nationwide demand for asphalt was down about 20% due to the recession, as were our sales, our focus on the premium modified grades of asphalt allowed us to sustain our financial results in this segment. We are the largest U.S. user of rubber to modify asphalt and are the largest producer of ground tire rubber (GTR) modified asphalts via our partnership with Wright Asphalt. Additionally we doubled our sales of GTR modified asphalts in California and believe that this trend will continue. GTR modified asphalts are particularly good for maintenance, and demand is also being supported by California Assembly Bill 338, which requires GTR to be a component in 50% of all asphalt used by CalTrans by 2013.

The Krotz Springs Refinery performed a major five-year turnaround of the Cat Cracker complex during the fourth quarter, which was completed on budget. We also made good progress in restructuring the capitalization of Krotz Springs in 2009. We amended the term facility in April and then replaced it with bonds in the fourth quarter, which significantly improve the financial flexibility of Krotz Springs. Plus we have restructured our working capital facility in 2010 to additionally improve our financial flexibility. Since Krotz Springs is one of the highest distillate producing refineries in the U.S., we are optimistic about its future as industrial production continues to grow.

Our retail segment had a record year, posting a 24.5% increase in fuels sales per site and a 3.4% increase in inside sales per site. This diversification will continue to help our financial performance during the refining down cycle.

We are proud to say that even in difficult times our employees and our company have continued to be philanthropic. In Louisiana we joined the foundation created by First Lady Supriya Jindal to facilitate education by providing smart white boards to public schools in the Krotz Springs area. In Dallas we provided funding for the construction of a new performing arts center.

Our industry is changing and we have been early adopters. We believe this will put your company at an advantage. Nevertheless, 2009 was a difficult year and we were still recovering from the major events of 2008. We have put those issues behind us and are focused on executing our strategies. We particularly thank you for your continued confidence and support.



David Wiessman

Executive Chairman
of the Board



Jeff D. Morris
Chief Executive Officer

ALON USA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

The Board of Directors has determined that the 2010 Annual Meeting of Stockholders of Alon USA Energy, Inc., or Alon, will be held on May 4, 2010 at 9:00 a.m., Dallas, Texas time, at The Frontiers of Flight Museum, 6911 Lemmon Avenue, Dallas, Texas 75209, for the following purposes:

(1) To elect ten directors to serve until the 2011 annual meeting or until their respective successors are elected and have been qualified;

(2) To ratify the appointment of KPMG LLP as Alon's independent registered public accounting firm for 2010;

(3) To approve the Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan; and

(4) To transact any other business properly brought before the annual meeting.

Information concerning the matters to be voted upon at the annual meeting is set forth in the accompanying Proxy Statement. Holders of record of Alon's common stock as of the close of business on March 15, 2010 are entitled to notice of, and to vote at, the annual meeting.

To make it easier for you to vote, Internet and telephone voting are available. The instructions on your proxy card describe how to use these services. Of course, if you prefer, you can vote by mail by completing your proxy card and returning it in the enclosed envelope. No postage is required if mailed in the United States. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. We urge you to vote your proxy promptly by Internet, telephone or mail, whether or not you plan to attend the annual meeting in person. If you do attend the annual meeting in person, you may withdraw your proxy and vote personally on all matters brought before the annual meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2010 Annual Meeting of Stockholders to be held on May 4, 2010. Pursuant to Securities and Exchange Commission rules we have elected the "full set delivery" option of providing proxy materials to our stockholders whereby we are delivering to all stockholders paper copies of all of our proxy materials, including a proxy card, as well as providing access to our proxy materials on a publicly accessible website. **Alon's Proxy Statement and Annual Report to Stockholders for the fiscal year ended December 31, 2009 are available at our corporate website and may be accessed at http://phx.corporate-ir.net/phoenix.zhtml?c=190387&p=proxy.** In accordance with such rules, we do not use "cookies" or other software that identifies visitors accessing these materials on our website.

By order of the Board of Directors,



Harlin R. Dean
Senior Vice President-Legal, General Counsel and Secretary

Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251

April 7, 2010

SEC Mail Processing
Section

APR 06 2010

Washington, DC
110

TABLE OF CONTENTS

ALON USA ENERGY, INC.

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
May 4, 2010

GENERAL INFORMATION

This Proxy Statement is being mailed to stockholders beginning on or about April 7, 2010 in connection with the solicitation of proxies by the Board of Directors of Alon USA Energy, Inc., which we refer to as Alon or the Company, to be voted at the 2010 Annual Meeting of Stockholders of Alon to be held May 4, 2010 and at any postponement or adjournment thereof. The accompanying notice describes the time, place and purposes of the annual meeting.

Holders of record of Alon's common stock, $0.01 par value, at the close of business on March 15, 2010, the record date, are entitled to vote on the matters presented at the annual meeting. On the record date, 54,170,913 shares of common stock were issued and outstanding and entitled to one vote per share. The common stock is the only outstanding class of voting securities of Alon.

Action may be taken at the annual meeting on May 4, 2010 or on any date or dates to which the meeting may be adjourned. The holders of a majority of the outstanding shares of common stock, present in person or represented by proxy, as of the record date will constitute a quorum for the transaction of business at the annual meeting. For purposes of determining whether a quorum exists, abstentions and broker non-votes will be included in determining the number of shares present or represented at the annual meeting. If the persons present or represented by proxy at the annual meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the record date, the annual meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

A "broker non-vote" occurs when your broker submits a proxy card for your shares of common stock held in a fiduciary capacity (often referred to as being held in "street name"), but does not indicate a vote on a particular matter because the broker has not received voting instructions from you and does not have authority to vote on that matter without such instructions. Under the rules that govern brokers who are voting shares held in street name, brokers have the discretion to vote those shares on routine matters but not on non-routine matters. Routine matters include the ratification of the appointment of the independent registered public accountants. Non-routine matters include the election of directors, actions on stock plans and stockholder proposals. In order to obtain approval of any matter brought to a vote at the annual meeting, the affirmative vote of the holders of a majority (or, in the case of the election of any nominee as a director, a plurality) of the shares of common stock represented at the annual meeting and actually voted is required. Consequently, abstentions and broker non-votes will have no effect on the outcome of the ratification of the appointment of the independent registered public accountants but will have the effect of a vote against the election of directors, actions on stock plans and all other proposals.

Unless instructions to the contrary are given, shares will be voted as indicated on the proxy card. A stockholder who has given a proxy may revoke it as to any proposal on which a vote has not already been taken by signing a proxy bearing a later date or by a written notice delivered to the Secretary of Alon USA Energy, Inc. in care of Mellon Investor Services, Attention: Proxy Department, at 480 Washington Blvd., Jersey City, New Jersey 07310-1900 or at the executive offices of Alon USA Energy, Inc., 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251, at any time up to the meeting or any postponement or adjournment thereof, or by delivering it to the Chairman of the meeting. If no instructions are indicated, such shares will be voted FOR the director nominees identified below, FOR ratification of the appointment of Alon's independent accountants and FOR approval of the Alon USA Energy, Inc. 2005 Amended and Restated Incentive Compensation Plan, as described below.

Alon pays for the cost of soliciting proxies for the annual meeting. In addition to the solicitation of proxies by mail, proxies may be solicited by telephone and or otherwise by directors, officers or employees of Alon, none of whom will be specially compensated for such activities. Alon also intends to request that brokers, banks and other nominees solicit proxies from their principals and will reimburse such brokers, banks and other nominees for reasonable expenses incurred by them in connection with such activities.

CORPORATE GOVERNANCE MATTERS

The Board of Directors

At the date of this Proxy Statement, the Board of Directors, or the Board, consists of ten members. Ten director nominees have been nominated for election at the annual meeting to serve for a one-year term expiring at Alon's annual meeting of stockholders in 2011.

During 2009, the Board held six meetings. Each director attended at least 75% of the total number of meetings of the Board and committees on which he served other than Messrs. Fainaro and Grinshpon. Two of our directors attended Alon's annual meeting of stockholders held in 2009. Under Alon's Corporate Governance Guidelines, each director is expected to devote the time necessary to appropriately discharge his or her responsibilities and to rigorously prepare for, and attend and participate in, Board meetings and meetings of Board committees on which he or she serves. Each director is expected to ensure that other commitments do not materially interfere with his or her service on the Board of Alon.

The age, principal occupation, board qualifications and certain other information for each director nominee are set forth below:

David Wiessman, 55, has served as Executive Chairman of the Board of Directors of Alon since July 2000 and served as President and Chief Executive Officer of Alon from its formation in 2000 until May 2005. Mr. Wiessman has over 25 years of oil industry and marketing experience. Since 1994, Mr. Wiessman has been Chief Executive Officer, President and a director of Alon Israel Oil Company, Ltd., or Alon Israel, Alon's parent company. In 1987, Mr. Wiessman became Chief Executive Officer of, and a stockholder in, Bielsol Investments (1987) Ltd., which acquired a 50% interest in Alon Israel in 1992. In 1976, after serving in the Israeli Air Force, he became Chief Executive Officer of Bielsol Ltd., a privately-owned Israeli company that owns and operates gasoline stations and owns real estate in Israel. Mr. Wiessman has also been Executive Chairman of the Board of Directors of Blue Square-Israel, Ltd., which is listed on the New York Stock Exchange, or NYSE, and the Tel Aviv Stock Exchange, or TASE, since 2003; Chairman of Blue Square Real Estate Ltd., which is listed on the TASE, since 2006; and Executive Chairman of the Board and President of Dor-Alon Energy Israel (1988) Ltd., which is listed on the TASE, since 2005, and all of which are subsidiaries of Alon Israel. Mr. Wiessman has also been Executive Chairman of the Board of Directors of Alon Refining Krotz Springs, Inc., or Krotz Springs, since 2008. Krotz Springs is a subsidiary of Alon through which Alon conducts its Louisiana refining business and which has publicly traded debt in the United States. The Board has concluded that Mr. Wiessman's vision, business expertise, industry experience, leadership skills and devotion to community service qualify him to serve as Executive Chairman of the Board.

Itzhak Bader, 63, has served as a director of Alon since August 2000. Mr. Bader has also served as Chairman of the Board of Directors of Alon Israel since 1993. He is Chairman of Granot Cooperative Regional Organization Corporation, a purchasing organization of the Kibbutz movement, a position he has held since 1995. In addition, he is also Chairman of Gat Givat Haim Agricultural Cooperative for Conservation of Agricultural Production Ltd., an Israeli beverage producer, a position he has held since 1999. Mr. Bader has also been the Co-Chairman of Dor-Alon Energy in Israel (1988) Ltd. since 2005, a director of Blue Square-Israel, Ltd. since 2003 and a director of Blue Square Real Estate Ltd. since 2005, each a subsidiary of Alon Israel. The Board has concluded that Mr. Bader's experience gained while serving as a director on a number of companies' boards, including several chairman positions, qualify him to serve as a member of the Board.

Boaz Biran, 46, has served as director of Alon since May 2002. Mr. Biran has been a director of Bielsol Investments (1987) Ltd., an investment company that owns 50.38% of Alon Israel, since 1998, and served as Chairman of the Board of Directors of Rosebud Real Estate Ltd., an investment company in Israel listed on the TASE, since November 2003. Mr. Biran was also a partner in Shraga F. Biran & Co., a law firm in Israel, from 1999 to 2008. The Board has concluded that Mr. Biran's broad business background and experience, legal expertise and directorship experience qualify him to serve as a member of the Board.

Shlomo Even, 53, has served as a director since November 2009. Mr. Even has been a certified public accountant and partner of the certified public accounting firm of Tiroshi Even since 1986. Mr. Even has also been a director of Alon Israel since 2002 (and previously from 1994 to 1999), Dor-Alon Energy in Israel (1988) Ltd. since September 1999, Blue Square-Israel Ltd. since July 2003, Rosebud Real Estate Ltd. since July 2000, and Alon Natural Gas Ltd., which is listed on the TASE, since November 2009. Shlomo Even is the brother of Shai Even, our Senior Vice President and Chief Financial Officer. The Board has concluded that Mr. Even's public accounting experience, knowledge of corporate financial reporting and directorship experience qualify him to serve as a member of the Board.

Avinadav Grinshpon, 38, has served as director of Alon since March 2008. Mr. Grinshpon has served as a director and consultant for Africa Israel Investments Ltd., an Israeli holding and investment company, since 2005, its Vice Chairman since June 2008 and from January 2008 to June 2008, as its Interim Chief Executive Officer. Mr. Grinshpon is the Chief Executive Officer of Memorand Management (1997) Ltd., a position he has held since 2006, and served as its Chief Financial Officer from 2002 until 2006. Mr. Grinshpon is a certified public accountant licensed in Israel. The Board has concluded that Mr. Grinshpon's business education, public accounting experience, and management experience qualify him to serve as a member of the Board.

Ron W. Haddock, 69, has served as a director of Alon since December 2000. From January 1989 to July 2000, Mr. Haddock served as Chief Executive Officer of Fina, Inc. Mr. Haddock has served as Chairman of the Board of AEI Services, LLC, an international power generation and distribution, and natural gas transmission distribution company since 2006; Rubicon Offshore International, an oil storage and production well servicing company since 2008; and Safety-Kleen Systems, Inc., a waste management, oil recycling and refining company since 2003. Mr. Haddock also has served as a director of Trinity Industries, Inc., a diversified transportation, industrial and construction company since 2007, Adea Solutions, Inc., a high-tech personnel and consulting firm since 2000; and Petron Corporation, an oil refining and marketing company since 2009. The Board has concluded that Mr. Haddock's extensive directorship experience, past executive positions within the refining industry, financial reporting background and expertise qualify him to serve as a member of the Board.

Jeff D. Morris, 58, has served as a director and as Alon's Chief Executive Officer since May 2005 and has served as Chief Executive Officer of Alon's other operating subsidiaries since July 2000. Mr. Morris also served as Alon's President from May 2005 until March 2010 and President of Alon's other operating subsidiaries from July 2000 until March 2010. Prior to joining Alon, he held various positions at Fina, Inc., where he began his career in 1974. Mr. Morris served as Vice President of Fina's SouthEastern Business Unit from 1998 to 2000 and as Vice President of its SouthWestern Business Unit from 1995 to 1998. In these capacities, he was responsible for both the Big Spring refinery and Fina's Port Arthur refinery and the crude oil gathering assets and marketing activities for both business units. Mr. Morris has also been a director of Krotz Springs since 2008. The Board has concluded that Mr. Morris' position as Chief Executive Officer of Alon, detailed knowledge of Alon's operations and assets, expertise in oil refining and marketing, devotion to community service and management skills qualify him to serve as a member of the Board.

Yeshayahu Pery, 76, has served as a director of Alon since August 2003. Mr. Pery has also served as a director of Alon Israel since 1997. He is Chairman of MIGAL INC., a technology institute in the biotechnology field, a position he has held since 1998. From 1997 until 2004, Mr. Pery served as Chairman and Chief Executive Officer of Galilee Cooperative Organization, a purchasing and finance organization of the Kibbutz movement. In addition, Mr. Pery served as Chairman of Agricultural Insurance Association and the Atudot pension fund between 1995 and 2004. The Board has concluded that Mr. Pery's experience gained while serving as a director on a number of companies' boards, including several chairman positions, qualifies him to serve as a member of the Board.

Zalman Segal, 73, has served as a director of Alon since July 2005. Mr. Segal is a director of Union Bank Israel, an Israeli bank listed on the TASE, a position he has held since February 2010 and Pitkit Printing Enterprises Ltd., an Israeli manufacturing company listed on the TASE, a position he has held since September 2009. Mr. Segal has also served as Chairman of the board of directors of Bank Leumi Romania, a financial services company, from August 2006 through August 2008. Mr. Segal served from 1989 through 2006 as Vice Chairman of the Board of directors of Bank Leumi USA and its subsidiary, Leumi Investment Services. Mr. Segal served from 1989 through 2005 as Chief Executive Officer and as director of Bank Leumi USA, where he was responsible for the commercial banking business of Bank Leumi USA in the Western Hemisphere. The Board has concluded that Mr. Segal's extensive financial education and expertise, including his PhD in banking and marketing from New York University, combined with his management and directorship experiences in financial and banking companies, qualify him to serve as a member of the Board.

Avraham Shochat, 73, has served as a director of Alon since October 2005. From 1988 to January 2006 he served as a member of the Israeli Parliament, where he chaired or was a member of various committees including economics, finance, defense, foreign affairs and education. From 1992 to 1996 and 1999 to 2001, Mr. Shochat served as Israel's Minister of Finance and from October 2000 to March 2001 as the country's Minister of Infrastructure. Mr. Shochat has also been a director of Israel Chemicals Ltd., a company engaged in the development, manufacture and marketing of fertilizers and industrial and performance products and which is listed on the TASE, since 2006; Bank Mizrahi Tefahot Ltd., Israel's fourth largest bank and which is listed on the TASE, since 2006; and Direct Insurance Financial Investments Ltd., an insurance company and which listed on the TASE, since 2006. The Board has concluded that Mr. Shochat's financial education and expertise, directorship experience and unique leadership and executive experience as Israel's Minister of Finance and Minister of Infrastructure qualify him to serve as member of the Board.

Independent Directors

The Board has determined that Alon is a "controlled company" for the purposes of Section 303A of the NYSE Listed Company Manual because more than 50% of the voting power for the election of directors of Alon is held by Alon Israel. As such, Alon relies on exemptions from the provisions of Section 303A that would otherwise require it, among other things, to have a board of directors composed of a majority of independent directors.

Under the NYSE's listing standards, a director will not be deemed independent unless the Board affirmatively determines that the director has no material relationship with Alon. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, the Board has determined that each of Messrs. Segal, Haddock and Shochat has no material relationship with Alon, either directly or as a partner, stockholder or officer of an organization that has a relationship with Alon, and is therefore independent of Alon and its management under the NYSE's listing standards.

Committees of the Board

The Board has a standing Audit Committee and Compensation Committee. As a controlled company, Alon relies on exemptions from the provisions of Section 303A of the NYSE Listed Company Manual that would otherwise require it, among other things, to have a Compensation Committee composed of independent directors and to have a Nominating and Corporate Governance Committee. Currently, Messrs. Segal, Haddock and Shochat serve on the Audit Committee, and Messrs. Morris and Wiessman serve on the Compensation Committee.

As a controlled company, the Board does not believe that it is necessary to have a Nominating and Corporate Governance Committee or a committee performing the functions thereof, and does not have such a committee or charter. The entire Board (including Messrs. Wiessman, Bader, Biran, Even, Grinshpon, Morris and Pery, Alon's non-independent directors) participates in the nomination of director candidates. The Board identifies individuals qualified to become Board members in accordance with Alon's Corporate Governance Guidelines. In identifying candidates, the Board considers such factors as it deems appropriate, including the individual's education, experience, reputation, judgment, skill, integrity, industry knowledge, the degree to which the individual's qualities and attributes complement those of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. Although Alon does not have a defined diversity policy, when considering such factors the Board tries to indentify candidates that will create a balanced and diverse leadership group with a variety of opinions, perspectives and backgrounds in the context of the requirements of the Board at that point in time.

Audit Committee. The purposes of the Audit Committee are to assist the Board in its oversight of (i) the integrity of Alon's financial statements, (ii) Alon's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, (iv) the performance of Alon's internal audit function, and (v) to prepare an audit committee report for inclusion in Alon's annual proxy statement. The Audit Committee met six times during 2009. The Audit Committee Charter, which, among other things, sets forth the Audit Committee's responsibilities, is available in the Corporate Governance section of Alon's website (www.alonusa.com).

The Audit Committee consists of Messrs. Segal, Haddock and Shochat. The Board has determined that (i) each of Messrs. Segal, Haddock and Shochat meets the audit committee independence criteria specified in the rules promulgated by the Securities and Exchange Commission, or SEC, and the NYSE's listing standards, (ii) each of

Messrs. Segal, Haddock and Shochat has a basic understanding of finance and accounting and is able to read and understand fundamental financial statements, (iii) each of Messrs. Segal, Haddock and Shochat has accounting or related financial management expertise, and (iv) Mr. Segal, the Chairperson of the Audit Committee, is an "audit committee financial expert" within the meaning of Item 407(d) of Regulation S-K.

Compensation Committee. The purpose of the Compensation Committee is to establish and administer Alon's policies, programs and procedures for determining compensation for Alon's executive officers and Board members. The Compensation Committee reviews and reports to the Board on matters related to compensation strategies, policies and programs, including management development, incentive compensation and employee benefit programs. For further information regarding the Compensation Committee's processes and procedures for consideration of executive compensation, see "Compensation Discussion and Analysis" below.

The Compensation Committee consists of Messrs. Wiessman and Morris. The Compensation Committee met two times during 2009. The Compensation Committee Charter, which, among other things, sets forth Compensation Committee's responsibilities, is available in the Corporate Governance section of Alon's website (www.alonusa.com).

Corporate Governance Guidelines, Code of Business Conduct and Ethics and Committee Charters

The full texts of Alon's Corporate Governance Guidelines and Code of Business Conduct and Ethics, as well as the charters for the Audit Committee and Compensation Committee, are available in the Corporate Governance section of Alon's website (www.alonusa.com). Alon intends to post any amendment to or waiver of its Code of Business Conduct and Ethics (to the extent such waiver is applicable to its directors or executive officers) at this location on its website within four days of such amendment or waiver.

Board Leadership Structure

At this time the Board has elected to separate the Chief Executive Officer and Chairman of the Board positions in Alon. While the Board recognizes that these positions have overlapping roles and duties, the Board believes that given the distinctive talents, expertise and experience of Messrs. Morris and Wiessman, it is advantageous to separate the positions and utilize each in different roles. The Board believes that Mr. Morris' expertise in the refining and marketing industry and management experience are best utilized in allowing him to focus on strategic and operational decisions affecting Alon's refining and marketing business as our Chief Executive Officer. Given Mr. Wiessman's experience in energy, marketing and financial markets and in leading other companies' boards of directors, the Board believes he best serves Alon in a role that allows him to lead the Board and represent stockholder interests as our Chairman of the Board.

Board's Role in Risk Management

The Board, through the Audit Committee, conducts periodic assessments of the risks facing Alon. As a result of these assessments, the Board determines the appropriate course of action to be taken to mitigate perceived risks. In response to Alon's exposure to commodity price risk resulting from its significant inventory holdings, the Board established a Risk Management Committee comprised of senior management to oversee inventory risk management and trading activities. The Risk Management Committee acts pursuant to procedures established in Alon's Risk Management Policy, which was approved by the Board. The Risk Management Committee reports quarterly to the Audit Committee regarding risk management positions, including hedging or other risk mitigation steps that have been taken, and our Chairman of the Board is advised prior to any new hedging position being established.

Presiding Director

The NYSE's listing standards require Alon's non-management directors to meet at regularly scheduled executive sessions without management. Alon's non-management directors met four times in such executive sessions in 2009. Mr. Pery presided over each such session.

Communication with Directors

Any stockholder or other interested party who wishes to communicate directly with the Board or any committee thereof, or any member or group of members of the Board or any committee thereof, may do so by writing to the Board or the applicable committee thereof (or one or more named individuals) in care of the Secretary of Alon USA Energy, Inc., 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251. All communications received will be collected by the Secretary of Alon and forwarded to the appropriate director or directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

The following table presents information regarding the number of shares of Alon common stock beneficially owned as of March 1, 2010 by each of Alon's directors, each executive officer of Alon named in the Summary Compensation Table, and all directors and executive officers of Alon as a group. In addition, the table presents information about each person known by Alon to beneficially own 5% or more of Alon's outstanding common stock. Unless otherwise indicated by footnote, the beneficial owner exercises sole voting and investment power over the shares. The percentage of outstanding shares is calculated on the basis of 54,170,913 shares of Alon common stock outstanding as of March 1, 2010.

	Beneficial Share Ownership	
Directors, Executive Officers and 5% Stockholders	Number of Shares	Percent of Outstanding Shares
Directors and Executive Officers:		
David Wiessman (1)	2,715,237	5.01%
Itzhak Bader	—	—
Boaz Biran	—	—
Shlomo Even	—	—
Avinadav Grinshpon	—	—
Ron W. Haddock	19,111	*
Jeff D. Morris (2)	100	*
Yeshayahu Pery	—	—
Zalman Segal	6,611	*
Avraham Shochat (3)	5,224	*
Harlin R. Dean (4)	7,446	*
Joseph Israel (4)	7,258	*
Shai Even (4)	—	—
Michael Oster (4)	93	*
All directors and executive officers as a group (18 persons) (1)(2)(4)	2,780,580	5.14%
5% or more Stockholders:		
Alon Israel Oil Company, Ltd. (5)(6)	41,183,097	76.02%
Africa-Israel Investments Ltd. (7)	6,255,313	11.55%

* Indicates less than 1%

(1) Includes: (a) a right to exchange a 2.71% ownership interest in Alon Israel held in trust by Eitan Shmueli, as trustee, of which Mr. Wiessman is the sole beneficiary, for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including Alon, which if exercised in full as of March 1, 2010 would represent 1,468,032 shares of Alon common stock; and (b) 1,247,205 shares of Alon common stock held by Mr. Wiessman.

(2) Jeff D. Morris, Claire A. Hart (an executive officer of Alon) and Joseph A. Concienne, III (an executive officer of Alon) each own shares of non-voting stock of Alon Assets, Inc., or Alon Assets, and Alon USA Operating, Inc., or Alon Operating. Alon Assets and Alon Operating are subsidiaries of Alon through which Alon conducts substantially all of its business. As of March 1, 2010, there were 239,462.65 shares of capital stock of Alon Assets outstanding and 89,921.92 shares of capital stock of Alon Operating outstanding. Messrs. Morris, Hart and Concienne each own shares of non-voting stock of Alon Assets and Alon Operating as set forth in the following table:

	Alon Assets		Alon Operating	
Name of Beneficial Owner	Non-voting Common Stock	Percent of all Common Stock	Non-voting Common Stock	Percent of all Common Stock
Jeff D. Morris	10,689.4	4.46%	4,014.1	4.46%
Claire A. Hart	2,672.2	1.12	1,003.4	1.12
Joseph A. Concienne	1,413.4	0.59	530.7	0.59
Total	14,775.0	6.17%	5,548.2	6.17%

The individuals named in the table above hold options to purchase an aggregate of 2,793.5 shares of Alon Assets and 1,049.1 shares of Alon Operating. Subject to the satisfaction of specified performance targets and certain acceleration events, these options vest in full by December 31, 2010 (assuming the continued employment of the individuals).

(3) Shares of Alon common stock are held in trust by Sian Holdings Enterprises LTD., which is an entity controlled by Mr. Shochat.

(4) Pursuant to the Alon USA Energy, Inc. 2005 Incentive Compensation Plan, on March 7, 2007 Alon made grants of Stock Appreciation Rights (SARs) to certain officers at a grant price of $28.46 per share. On January 25, 2010, Alon amended the March 7, 2007 SARs grants to extend the exercise period. The SARs granted on March 7, 2007 vest as follows: 50% on March 7, 2009, 25% on March 7, 2010 and 25% on March 7, 2011 and are exercisable (as amended) during the 3-year period following the date of vesting.

Pursuant to the Alon USA Energy, Inc. 2005 Incentive Compensation Plan, on January 25, 2010 Alon made grants of SARs to certain officers at a grant price of $16.00 per share. The SARs granted on January 25, 2010 vest as follows: 50% on December 10, 2011, 25% on December 10, 2012 and 25% on December 10, 2013 and are exercisable during the 365-day period following the date of vesting.

When exercised, the SARs are convertible into shares of Alon common stock, the number of which will be determined at the time of exercise by calculating the difference between the closing price of Alon common stock on the exercise date and the grant price of the SARs (the "Spread"), multiplying the Spread by the number of SARs being exercised and then dividing the product by the closing price of Alon common stock on the exercise date. In no event may a SAR be exercised if the Spread is not a positive number. On March 1, 2010, the reported closing price for Alon common stock on the NYSE was $7.10 which was less than the respective grant prices, and, as a result, no shares are reflected in this table in respect of the SARs.

(5) Alon Israel filed a Schedule 13D/A with the SEC on January 5, 2010 reporting that Alon Israel beneficially owned 41,183,097 shares of Alon common stock, of which it had sole investment and voting power over 40,952,082 shares and shared investment and voting power over 231,015 shares owned by Tabris Investments Inc. (a wholly-owned subsidiary of Alon Israel). The address of Alon Israel and Tabris is Europark (France Building), Kibbutz Yakum 60972, Israel.

As of March 1, 2010, Alon Israel had 6,215,185 ordinary shares outstanding, which were owned of record as follows:

Record Holder	Number of Shares	Percent of Outstanding Shares
Bielsol Investments (1987) Ltd. (a)	3,131,375	50.38%
Several Purchase Organizations of the Kibbutz Movement (b)	2,915,497	46.91
Mr. Eitan Shmueli, as trustee (c)	168,313	2.71
Total	6,215,185	100.00%

(a) Bielsol Investments (1987) Ltd. is a privately held Israeli limited liability company that is beneficially owned (1) 80.0% by Shebug Ltd., an Israeli limited liability company that is wholly owned by the family of Shraga Biran, the father of Boaz Biran, one of Alon's directors, and (2) 20.0% by David Wiessman, the Executive Chairman of the Board. The address of Bielsol Investments (1987) Ltd. is 1 Denmark St., Petach-Tivka, Israel.

(b) The Kibbutz Movement is a combination of approximately 270 economic cooperatives, or purchase organizations, engaged in agriculture, industry and commerce in Israel. The shares of Alon Israel shown in the table above as owned by several purchase organizations of the Kibbutz Movement are owned of record by nine such purchase organizations. Each of the purchase organizations that owns of record 5% or more of the outstanding shares of Alon Israel is shown on the following table:

Purchase Organization	Number of Shares	Percent of Outstanding Shares
Granot Cooperative Regional Organization Corporation (i)	505,172	8.13%
Mishkey Emek Hayarden Ltd.	489,012	7.87%
Miskey Hanegev Export Ltd.	476,209	7.66%
Mishkey Darom Cooperative Regional Organization Corporation	385,519	6.20%
Mishkey Galil elyon Cooperative Regional Organization Corporation	391,005	6.30%
Alonit Cooperative Regional Organization Corporation	405,394	6.53%

(i) Itzhak Bader, one of Alon's directors, is Chairman of Granot Cooperative Regional Organization Corporation.

The purchase organizations of the Kibbutz Movement have granted a holding company, or the Holding Company, an irrevocable power of attorney to vote all of the shares of Alon Israel held by such purchase organizations. The Holding Company is an Israeli limited liability company that is owned by nine organizations of the Kibbutz Movement, some of which are also stockholders of Alon Israel. One of Alon's directors, Mr. Bader, is Chairman of the Holding Company.

(c) The shares of Alon Israel held by Mr. Eitan Shmueli are held by him as trustee of a trust which David Wiessman, the Executive Chairman of the Board, is the sole beneficiary. These shares are treated as non-voting shares.

Bielsol Investments (1987) Ltd., the purchase organizations of the Kibbutz Movement and the Holding Company are parties to a shareholders agreement. Under that agreement:

- Certain major decisions made by Alon Israel require the approval of more than 75% of the voting interests in Alon Israel or of more than 75% of the board of directors of Alon Israel, as applicable. The provisions of the shareholders agreement relating to approval of major transactions involving Alon Israel also apply to approval of major transactions involving significant subsidiaries of Alon Israel, including Alon.
- The number of directors of Alon Israel must be between three and 12. The provision under the agreement currently allows Bielsol Investments (1987) Ltd. to elect six directors and the purchase organizations of the Kibbutz Movement to elect five directors.
- There are various rights of first refusal among the shareholders who are party to the agreement.

(6) Alon Israel has caused, or has agreed to cause, up to $80.0 million of letters of credit to be issued for the benefit of Krotz Springs. Alon Israel has the option to withdraw the $80.0 million letters of credit and acquire shares of preferred stock of Alon Refining Louisiana, Inc., or Alon Louisiana, a subsidiary of Alon, in an amount equal to such withdrawn letters of credit. The shares of Alon Louisiana's preferred stock acquired upon withdrawal of the $80.0 million letters of credit are exchangeable under certain circumstances for shares of Alon common stock. Additionally, Alon has an option to issue shares of Alon common stock to Alon Israel in satisfaction of the payment obligations under promissory notes to be issued by a subsidiary of Alon in the event of a draw of any of the $80.0 million letters of credit. For more information, see "Certain Relationships and Related Party Transactions — Transactions with Management and Others — Transactions with Alon Israel — Alon Louisiana Preferred Stock Purchase Agreement and — Stockholders Agreement."

(7) Africa-Israel Investments Ltd., or Africa Israel, filed a Schedule 13D/A on March 1, 2010 reporting that Africa Israel beneficially owned 6,255,313 shares of Alon common stock, which includes 2,579,774 shares held directly by Africa Israel and up to 3,675,539 shares underlying an option exercisable by Africa Israel during certain exercise windows, and which is mandatorily exercisable on July 1, 2011 if not exercised prior thereto. The option may only be exercised one time by Africa Israel, for all shares of Alon common stock issuable thereunder, during one of the following exercise periods: (a) during the first five trading days of the trading period window for Alon common stock on or after January 1, 2010; (b) during the first five trading days of the trading period window for Alon common stock on or after July 1, 2010; or (c) during the first five trading days of the trading period window for Alon common stock on or after January 1, 2011. To the extent Africa Israel exercises the option during one of the exercise windows that is prior to the mandatory exercise date on July 1, 2011, the number of shares to be issued will be less than 3,675,539.

According to Africa Israel's Schedule 13D/A filed on March 1, 2010, it has sole investment and voting power over 6,255,313 shares of Alon common stock and, due to the right of first offer provided by Africa Israel to Alon Israel under a share exchange agreement, Africa Israel may be deemed to share investment and voting power over the 6,255,313 shares of Alon common stock with Alon Israel. Each of Lev Leviev, Izzy Cohen, Chaim Erez, Avinadav Grinshpon, Eitan Haber, Shmuel Shkedi, Rami Guzman, Zipora Samet, Jacques Zimmerman, Shaul Dabby, Avi Barzilay, Gidi Kadusi, Ronit Cohen Nissan, Ron Fainaro, Zviya Leviev Eliazarov and Ron Maor, the directors and executive officers of Africa Israel, may be deemed to possess shared investment and voting power over such shares of Alon common stock by virtue of their positions with Africa Israel. Each such director and/or executive officer disclaims beneficial ownership of all such shares. Furthermore, Lev Leviev, as controlling shareholder of Africa Israel, may be deemed to share beneficial ownership (both investment and voting power) of all of the shares of Alon common stock that are held by Africa Israel. Mr. Leviev disclaims beneficial ownership of all of such shares, except to the extent of his pecuniary interest therein.

Africa Israel is a publicly-held Israeli limited liability company that is listed on the TASE. As of March 1, 2010, based on information available to us, Africa Israel is beneficially owned (a) 74.83% by Lev Leviev, an Israeli citizen, and (b) 25.17% by public shareholders. One of Alon's directors, Avinadav Grinshpon, is a director and Vice Chairman of Africa Israel. The address of Africa Israel is 4 Derech Hahoresh, Yahud, Israel.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and regulations of the SEC thereunder require Alon's executive officers and directors and persons who own more than ten percent of Alon's common stock, as well as certain affiliates of such persons, to file initial reports of ownership and changes in ownership with the SEC. Executive officers, directors and persons owning more than ten percent of Alon's common stock are required by SEC regulations to furnish Alon with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such reports received by it and written representations that no other reports were required for those persons, Alon believes that, during the year ended December 31, 2009, all filing requirements applicable to its executive officers, directors and owners of more than ten percent of Alon's common stock were satisfied other than one Form 4 not filed on a timely basis, which was ultimately filed on November 27, 2009, reporting the purchase of 2,000 shares on November 20, 2009 by Mr. Wiessman. Pursuant to powers of attorney in favor of Alon, Section 16(a) reports for Alon directors are prepared and filed by Alon, but this filing was late due to a clerical oversight.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis provides a description of the objectives of Alon's executive compensation policies, a description of the Compensation Committee and a discussion of the material elements of the compensation of each of the executive officers listed below, who are referred to as Alon's named executive officers:

Name	Title
Jeff D. Morris	Chief Executive Officer
Shai Even	Senior Vice President and Chief Financial Officer
Harlin R. Dean	Senior Vice President-Legal, General Counsel and Secretary
Joseph Israel	Chief Operating Officer
Michael Oster	Senior Vice President of Mergers and Acquisitions

Objectives of Compensation Policies

The objectives of Alon's compensation policies are to attract, motivate and retain qualified management and personnel who are highly talented while ensuring that executive officers and other employees are compensated in a manner that advances both the short and long-term interests of stockholders. In pursuing these objectives, the Compensation Committee believes that compensation should reward executive officers and other employees for both their personal performance and Alon's performance. In determining compensation levels for Alon's executive officers, the Compensation Committee considers the scope of an individual's responsibilities, external competitiveness of total compensation, an individual's performance, prior experience and current and prior compensation, the performance of Alon and the attainment of financial and strategic objectives.

Alon's management provides compensation recommendations to the Compensation Committee; however, the final determination of a compensation package for the named executive officers is made solely by the Compensation Committee, except with respect to the compensation packages of Messrs. Wiessman and Morris, who are the Compensation Committee members. The compensation package for Mr. Morris is determined by Mr. Wiessman in consultation with the Board, excluding Mr. Morris. The compensation package for Mr. Wiessman is determined by the Board excluding Mr. Wiessman. Alon does not currently engage any consultants relating to executive and/or director compensation practices. The Compensation Committee may consider the compensation practices of other companies when making a determination; however, Alon does not benchmark its compensation packages to any particular company or group of companies.

Compensation Program Elements

Alon compensates its employees and named executive officers through a combination of base salary, annual bonuses and awards granted pursuant to the Alon USA Energy, Inc. 2005 Incentive Compensation Plan, or the 2005 Incentive Compensation Plan. The Compensation Committee considers each element of Alon's overall compensation program applicable to an employee or named executive officer when making any decision affecting that employee's or named executive officer's compensation. The particular elements of Alon's compensation program are explained below.

Base Salaries. Base salary levels are designed to attract and retain highly qualified individuals. Each executive officer, other than Mr. Morris, is eligible to participate with Alon's other employees in an annual program for merit increases to the executive's base salary. Pursuant to this program, each officer's performance is evaluated annually utilizing a number of factors divided into three categories: (i) individual performance objectives and results, (ii) competencies in core skills and knowledge, and (iii) professional development. Each of the executive officers reviews his evaluation with Mr. Morris and individualized performance objectives for the following year are established. Based on the results of these evaluations, each executive officer receives an overall score that is considered by the Compensation Committee when determining any increase in base compensation. The precise amount of any increase in base compensation varies based on the executive's current level of compensation when compared to others in the Company at the same pay grade and the results of the annual evaluation. The Compensation Committee may also consider available information on prevailing compensation levels for executive-level employees at comparable companies in Alon's industry.

The 2009 salaries of the most highly compensated executive officers of Alon are included in "Executive Compensation — Summary Compensation Table."

During 2009, Messrs. Even and Israel received a base salary increase as a result of the Compensation Committee's annual review process. Base salaries for Alon's named executive officers in 2009 and the amount of base salary increase from 2008 were as follows:

Name	Amount of Base Salary Increase from 2008	2009 Base Salary
Jeff D. Morris	-	$ 333,100
Shai Even	$ 13,000	273,000
Harlin R. Dean	-	313,100
Joseph Israel	12,500	262,500
Michael Oster	-	225,000

Annual Bonuses. Executive officers and key employees may be awarded bonuses outside the plans described herein based on individual performance and contributions.

Bonus Plans. The Board has approved three annual bonus plans pursuant to Alon's 2005 Incentive Compensation Plan (collectively, the "Bonus Plans"). Annual cash bonuses under the Bonus Plans are distributed to eligible employees each year based on the previous year's performance. Bonuses were paid in the second quarter of 2009 based on performance during Alon's 2008 fiscal year and if bonuses are payable based on performance during Alon's 2009 fiscal year, we expect such bonuses to be paid in the second quarter of 2010. Each of the Bonus Plans contains the same plan elements, which are described below. Alon's refining and marketing employees and Big Spring refinery employees are eligible to participate in one plan based primarily on the performance of Alon's Big Spring refinery. The employees of Alon's Paramount Petroleum Corporation subsidiary are eligible to participate in a second plan based primarily on the performance of Alon's California refineries. The employees at the Krotz Springs refinery are eligible to participate in the third plan based primarily on the performance of Alon's Krotz Springs refinery. The bonus potential for Alon's named executive officers is based 33.3% on the bonus plan for employees of Alon's Big Spring refinery, 33.3% on the bonus plan for employees of the California refineries and 33.3% on the bonus plan for employees of the Krotz Springs refineries. Under each of the Bonus Plans, bonus payments are based 37.5% on meeting or exceeding target reliability measures, 37.5% on meeting or exceeding target free cash flow measures and 25% on meeting or exceeding target safety and environmental objectives. The bonus pool available under each Bonus Plan is limited to 20% of the aggregate direct salary expenses of the employees eligible to participate in such plan for the applicable year. The bonus potential for Alon's named executive officers ranges from 65% to 100% of the respective executive officer's base salary, as established in each executive officer's employment agreement.

The Compensation Committee believes that the Bonus Plans provide motivation for the eligible employees to attain Alon's financial objectives as well as those for refinery reliability and environmental and safety objectives which have been designed to benefit Alon in both the long- and short-term.

In addition to cash bonuses paid under the Bonus Plans, the Compensation Committee awards cash bonuses from time to time to recognize exemplary results achieved by employees and named executive officers. The amount of any such cash bonus is determined based on the recipient's pay grade, contribution to the project or result and the benefit to Alon from the recipient's efforts.

2005 Incentive Compensation Plan. In July 2005, the Board and stockholders approved the 2005 Incentive Compensation Plan. Following Alon's initial public offering in July 2005, the 2005 Incentive Compensation Plan was submitted to and approved by Alon's stockholders at Alon's 2006 annual meeting of stockholders. Alon's 2005 Incentive Compensation Plan is a component of Alon's overall executive incentive compensation program. The 2005 Incentive Compensation Plan permits the granting of awards in the form of options to purchase common stock, stock appreciation rights, restricted shares of common stock, restricted stock units, performance shares, performance units and senior executive plan bonuses to Alon's directors, officers and key employees. The Compensation Committee believes that the award of equity-based compensation pursuant to Alon's 2005 Incentive Compensation Plan aligns executive and stockholder long-term interests by creating a strong and direct link between executive compensation and stockholder return. The Compensation Committee also utilizes equity-based compensation with multi-year vesting periods for purposes of executive officer retention. The specific amount of equity-based grants is determined by the Compensation Committee primarily by reference to an employee's level of authority within Alon. Typically, all executive officers of the same level receive awards that are comparable in amount. To date, Mr. Morris has not participated in grants under the 2005 Incentive Compensation Plan. The grant of restricted shares of common stock and similar equity-based awards also allows Alon's directors, officers and key employees to develop and maintain a long-term ownership position in Alon. The 2005 Incentive Compensation Plan is currently administered, in the case of awards to participants subject to Section 16 of the Exchange Act, by the Board and, in all other cases, by the Compensation Committee. Subject to the terms of the 2005 Incentive Compensation Plan, the Compensation Committee and the Board have the full authority to select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2005 Incentive Compensation Plan. Awards may be made under the 2005 Incentive Compensation Plan to eligible directors, officers and employees of Alon and its subsidiaries, provided that awards qualifying as incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, or the Code, may be granted only to employees.

Option Plans. On August 1, 2000, the board of directors of each of Alon Operating and Alon Assets adopted a stock option plan (collectively, the "Option Plans") which were approved by the stockholders of Alon Operating and Alon Assets, respectively, in June 2001. The Option Plans authorized grants of options to purchase up to 16,154 shares of Alon Assets and 6,066 shares of Alon Operating. No further options may be granted under the Option Plans. All stock options granted under the Option Plans had ten-year terms. Each year a portion of the options are subject to accelerated vesting and become fully exercisable if Alon achieves certain financial performance and debt service criteria. Upon exercise, Alon will reimburse the optionholder for the exercise price of the shares and under certain circumstances the related federal and state taxes (gross up-liability).

Perquisites. During 2009, Messrs. Morris, Even, Israel and Oster received vehicle allowances. Alon's use of perquisites as an element of compensation is limited in scope and amount. Alon does not view perquisites as a significant element of compensation but does believe that in certain circumstances they can be used in conjunction with base salary to attract, motivate and retain qualified management and personnel in a competitive environment.

Retirement Benefits. Retirement benefits to Alon's senior management, including Alon's named executive officers, are currently provided through one of Alon's 401(k) plans and the Alon USA GP, LLC Pension Plan, which are available to most Alon employees, and the Benefits Restoration Plan, which provides additional pension benefits to Alon's highly compensated employees. Employees, including senior management, who do not participate in the Alon USA GP, LLC Pension Plan are eligible to receive company matching of employee contributions into the 401(k) plan of up to 6% of the employee's base salary. The Alon USA GP, LLC Pension Plan and Benefits Restoration Plan are discussed more fully below in the "2009 Pension Benefits" table included in this Proxy Statement.

Employment Agreements

As discussed more fully below in "Employment Agreements and Change of Control Arrangements," Alon has entered into employment agreements with Messrs. Morris, Even, Dean, Israel, and Oster. Alon's decision to enter into employment agreements and the terms of those agreements were based on the facts and circumstances at the time and an analysis of competitive market practices.

Methodology of Establishing Compensation Packages

The Compensation Committee does not adhere to any specified formula for determining the apportionment of executive compensation between cash and non-cash awards. The Compensation Committee attempts to design each compensation package to provide incentive to achieve Alon's performance objectives, appropriately compensate individuals for their experience and contributions and secure the retention of qualified employees. This is accomplished through a combination of the compensation program elements and, in certain instances, through specific incentives not generally available to all Alon employees.

Chief Executive Officer Compensation

The annual compensation of Alon's Chief Executive Officer, Jeff D. Morris, is determined by Mr. Wiessman in consultation with the Board based on the compensation principles and programs described above. In establishing Mr. Morris' annual compensation, Mr. Morris' stock ownership and the dividends he receives as a result of such ownership and eligibility to earn additional equity in Alon Assets and Alon Operating, two subsidiaries of Alon, are taken into account. These awards were granted to Mr. Morris in August 2000 in consideration of his role in the formation of Alon and are described in footnote 2 to the "Security Ownership of Certain Beneficial Holders and Management" table included in this Proxy Statement.

All cash compensation paid to Mr. Morris in 2009 is reflected in the Summary Compensation Table set forth in this Proxy Statement. Mr. Morris did not receive grants or other awards under Alon's 2005 Incentive Compensation Plan in 2009.

Stock Ownership Policy

Alon does not require its directors or executive officers to own shares of Alon stock.

Section 162(m)

Under Section 162(m) of the Code, compensation paid to the Chief Executive Officer or any of the other four most highly compensated individuals in excess of $1,000,000 may not be deducted by Alon in determining its taxable income. This deduction limitation does not apply to certain "performance based" compensation. The Board does not currently intend to award levels of non-performance based compensation that would exceed $1,000,000; however, it may do so in the future if it determines that such compensation is in the best interest of Alon and its stockholders.

Summary Compensation Table

The following table provides a summary of the compensation awarded to, earned by or paid to Messrs. Morris and Even, Alon's principal executive officer (PEO) and principal financial officer (PFO), and Messrs. Dean, Israel and Oster, Alon's three other most highly compensated executive officers. Alon refers to these individuals as its named executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($)	Total ($)
Jeff D. Morris	2009	$333,100	—	—	—	$348,370	$ 11,498(4)	$ 692,968
Chief Executive Officer (PEO)	2008	307,233	—	—	—	669,950	341,923	1,319,106
	2007	289,675	—	—	—	354,176	253,656	897,507
Shai Even	2009	268,300	$300,000	—	—	27,867	1,136(4)	597,303
Senior Vice President and	2008	246,190	240,000	—	$ 26,403	32,227	22,682	567,502
Chief Financial Officer (PFO)	2007	227,942	—	$259,180	47,220	23,493	33,245	591,080
Harlin R. Dean	2009	313,100	—	—	400,000	61,664		774,764
Senior Vice President-Legal,	2008	310,506	—	—	525,733	72,043	29,586	937,868
General Counsel and Secretary	2007	303,923	—	259,180	146,887	53,183	44,998	808,171
Joseph Israel	2009	257,981	262,500	—	—	30,568	994(4)	552,043
Chief Operating Officer	2008	231,198	180,000	—	38,148	44,670	23,177	517,193
	2007	211,896	10,000	259,180	43,878	19,104	33,923	577,981
Michael Oster	2009	225,000	260,000	—	—	22,199	1,210(4)	508,409
Senior Vice President of Mergers and Acquisitions (5)	2008	215,381	150,000	—	23,099	29,021	11,095	428,596

(1) This column reflects the value of the awards based on aggregate grant date fair value determined in accordance with Financial Accounting Standards Board, Accounting Standard Codification 718, Stock Compensation, and do not reflect amounts the named executive officer has actually realized during the fiscal year.

Pursuant to the Alon USA Energy, Inc. 2005 Incentive Compensation Plan, on March 7, 2007 Alon made grants of (a) 33,333 Stock Appreciation Rights (SARs) to each of Messrs. Even, Dean and Israel. The March 7, 2007 SARs have a grant price of $28.46 per share and vest as follows: 50% on March 7, 2009, 25% on March 7, 2010 and 25% on March 7, 2011 and are exercisable during the 3-year period following the date of vesting. When exercised, SARs are convertible into shares of Alon common stock, the number of which will be determined at the time of exercise by calculating the difference between the closing price of Alon common stock on the exercise date and the grant price of the SARs (the "Spread"), multiplying the Spread by the number of SARs being exercised and then dividing the product by the closing price of Alon common stock on the exercise date.

(2) The amounts shown under Non-Equity Incentive Plan Compensation reflect earnings by the named executive officers under Alon's Bonus Plans for the fiscal year in which such amounts are earned, regardless of when paid. Bonuses under Alon's Bonus Plans were paid for performance in 2008 during the second quarter of 2009 and are expected to continue to be paid during the first or second quarter of the fiscal year following the end of the fiscal year in which they are earned. The amount of bonuses to be paid under Alon's Bonus Plans to the named executive officers as a result of Alon's performance in 2009, if any, cannot presently be determined. It is estimated that such determination will be made in the second quarter of 2010, at which time the bonus amounts, if any, will be disclosed by Alon in a Current Report on Form 8-K. With respect to Mr. Dean, incentive transaction bonuses as a result of the consummation of certain business transactions under the Amended and Restated Management Employment Agreement, dated August 9, 2006, as amended to date, between Mr. Dean and Alon USA GP, LLC are generally paid in the same fiscal year in which they are earned. The following table reflects the Non-Equity Incentive Plan Compensation earned by the named executive officers in 2007, 2008 and 2009 under each of the above-described plans.

	Non-Equity Incentive Plan Compensation			
	Year Earned	Bonus Plans	Employment Agreement	Total Non-Equity Incentive Plan Compensation
Jeff D. Morris	2009	—	—	—
	2008	—	—	—
	2007	—	—	—
Shai Even	2009	—	—	—
	2008	$ 26,403	—	$ 26,403
	2007	47,220	—	47,220
Harlin R. Dean	2009	—	$ 400,000	400,000
	2008	51,233	474,500	525,733
	2007	96,887	50,000	146,887
Joseph Israel	2009	—	—	—
	2008	38,148	—	38,148
	2007	43,878	—	43,878
Michael Oster	2009	—	—	—
	2008	23,099	—	23,099

(3) Reflects the aggregate change in actuarial present value of the named executive officer's accumulated benefit under the Alon USA GP, LLC Pension Plan and Benefits Restoration Plan calculated by (a) assuming mortality according to RP-2000 Combined Mortality Table published by the Society of Actuaries and (b) applying a discount rate of 6.46% per annum to determine the actuarial present value of the accumulated benefit at December 31, 2007, a discount rate of 6.07% per annum to determine the actuarial present value of the accumulated benefit at December 31, 2008, and a discount rate of 5.93% per annum to determine the actuarial present value of the accumulated benefit at December 31, 2009.

(4) Reflects a vehicle allowance.

(5) Mr. Oster became a named executive officer of Alon in 2008.

Employment Agreements and Change of Control Arrangements

Jeff D. Morris. Alon is party to an Executive Employment Agreement with Jeff Morris to serve through April 30, 2010, which automatically renews for one-year terms unless terminated by either party. Mr. Morris currently receives a base salary of $333,100 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Morris is entitled to participate in Alon's annual cash bonus plans, pension plan and benefits restoration plan and the Option Plans. Additionally, Alon is required to provide Mr. Morris with additional benefits to the extent such benefits are made available to other employees, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Morris is subject to a covenant not to compete during the term of his employment and for nine months after the date of his termination. In the event that Mr. Morris is terminated without Cause (as defined in the agreement) or resigns upon at least 30 days' prior written notice for Good Reason (as defined in the agreement) he will be entitled to receive his base salary through the termination date, the prorated share of his annual bonus and a severance payment equal to nine months' base salary. This agreement also prohibits Mr. Morris from disclosing Alon's proprietary information received through his employment.

In the event of a change in control of Alon Assets or Alon Operating in which the equity securities owned by Mr. Morris in Alon Assets or Alon Operating (whether actually or contingently owned) are included, which occurs either (i) prior to the earlier of July 31, 2010 or the date of vesting of Mr. Morris' shares of common stock of Alon Assets and Alon Operating or (ii) after the termination of Mr. Morris' employment by us without cause or by Mr. Morris for good reason, Mr. Morris is entitled to receive a cash bonus in the amount of 8% of the amount by which the aggregate implied equity value of Alon Assets and Alon Operating exceeds $20.0 million. The percentage due to Mr. Morris is subject to adjustment based on the number of shares of common stock owned by Mr. Morris that vest prior to any change of control transaction, and the implied equity value of Alon Assets or Alon Operating, as the case may be, is subject to a minimum estimated value based on the year in which the change of control occurs.

Shai Even. Alon is a party to an Executive Employment Agreement with Shai Even to serve initially through August 1, 2006, and subsequently for one-year terms upon automatic renewal unless terminated by either party. Mr. Even currently receives a base salary of $273,000 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Even is entitled to participate in Alon's annual cash bonus plans, pension plan and benefits restoration plan. Additionally, Alon is required to provide Mr. Even with additional benefits to the extent such benefits are made available to other employees, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Even is subject to a covenant not to compete during the term of his employment. In the event that Mr. Even is terminated without Cause (as defined in the agreement) or resigns upon at least 30 days' prior written notice for Good Reason (as defined in the agreement), he will be entitled to receive his base salary through the termination date, the prorated share of his annual bonus and a severance payment equal to nine months' base salary. This agreement also prohibits Mr. Even from disclosing Alon's proprietary information received through his employment.

Harlin R. Dean. Alon is party to a Management Employment Agreement with Harlin Dean to serve through April 30, 2010, which automatically renews for one-year terms unless terminated by either party. Mr. Dean currently receives a base salary of $313,100 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Dean is entitled to participate in Alon's annual cash bonus plans, pension plan and benefits restoration plan. Mr. Dean is also entitled to receive, upon the consummation of any merger, acquisition, disposition or financing transaction led by Mr. Dean, an incentive bonus under the Alon USA Energy, Inc. 2005 Incentive Compensation Plan. The amount of such bonus will be equal to one-tenth of one percent of the total consideration paid or received by Alon and its affiliates in such transaction; provided that such bonus or bonuses shall not be less than $50,000 in the aggregate in any fiscal year. Additionally, Alon is required to provide Mr. Dean with additional benefits to the extent such benefits are made available to other employees, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Dean is subject to a covenant not to compete during the term of his employment. In the event that Mr. Dean is terminated upon at least 180 days' prior written notice without Cause (as defined in the agreement) or resigns upon at least 30 days' prior written notice for Good Reason (as defined in the agreement), he will be entitled to receive his base salary through the termination date, the prorated share of his annual bonus and a severance payment equal to nine months' base salary. This agreement also prohibits Mr. Dean from disclosing Alon's proprietary information received through his employment.

Joseph Israel. Alon is party to a Management Employment Agreement with Joseph Israel to serve through April 30, 2010, which automatically renews for one-year terms unless terminated by either party. Mr. Israel currently receives a base salary of $262,500 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Israel is entitled to participate in Alon's annual cash bonus plans, pension plan and benefits restoration plan. Additionally, Alon is required to provide Mr. Israel with additional benefits to the extent such benefits are made available to other employees, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Israel is subject to a covenant not to compete during the term of his employment. In the event that Mr. Israel is terminated without Cause (as defined in the agreement) or resigns upon at least 30 days' prior written notice for Good Reason (as defined in the agreement), he will be entitled to receive his base salary through the termination date, the prorated share of his annual bonus and a severance payment equal to nine months' base salary. This agreement also prohibits Mr. Israel from disclosing Alon's proprietary information received through his employment.

Michael Oster. Alon is party to a Management Employment Agreement with Michael Oster to serve initially through January 1, 2006, and subsequently for one-year terms upon automatic renewal unless terminated by either party. Mr. Oster currently receives a base salary of $225,000 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Oster is entitled to participate in Alon's annual cash bonus plans, pension plan and benefits restoration plan. Additionally, Alon is required to provide Mr. Oster with additional benefits to the extent such benefits are made available to other employees, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Oster is subject to a covenant not to compete during the term of his employment. In the event that Mr. Oster is terminated without Cause (as defined in the agreement) or resigns upon at least 30 days' prior written notice for Good Reason (as defined in the agreement), he will be entitled to receive his base salary through the termination date, the prorated share of his annual bonus and a severance payment equal to nine months' base salary. This agreement also prohibits Mr. Oster from disclosing Alon's proprietary information received through his employment.

The following table sets forth the payments that each of the named executive officers could receive upon the occurrence of any of the events described below. The payments set forth in the table are based on the assumption that the event occurred on December 31, 2009, the last business day of 2009. The amounts shown in the table do not include payments and benefits, such as accrued salary, accrued vacation and insurance and pension benefits, to the extent that they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment.

Name	Event	Cash Severance ($)	SARs ($) (1)	Total ($)
Jeff D. Morris	Death or Disability	—	—	—
	Termination, Resignation or Change of Control	$249,825(2)	—	$ 249,825
Shai Even	Death or Disability	—	$0	—
	Termination, Resignation or Change of Control	204,750(3)	0	204,750
Harlin R. Dean	Death or Disability	—	0	—
	Termination, Resignation or Change of Control	234,825(4)	0	234,825
Joseph Israel	Death or Disability	—	0	—
	Termination, Resignation or Change of Control	196,875(6)	0	196,875
Michael Oster	Death or Disability	—	0	—
	Termination, Resignation or Change of Control	168,750(6)	0	168,750

(1) Reflects the value of SARs granted pursuant to the Alon USA Energy, Inc. 2005 Incentive Compensation Plan assuming that all such SARs became vested and exercisable on December 31, 2009. SARs granted to named executive officers vest immediately upon the executive's termination due to disability or death. The closing market price of Alon's common stock on the NYSE on December 31, 2009 was $6.84, which was lower than the $28.46 exercise price for the SARs and, as a result, a value of $0 is reflected for the SARs.

(2) Pursuant to his employment agreement, in the event that Mr. Morris is terminated without Cause (as defined in the agreement), resigns for Good Reason (as defined in the agreement) or, if upon a change in control his employment agreement is not assumed by the acquiring person, he will be entitled to receive a severance payment equal to nine months' base salary. In the event of a change in control of Alon Assets or Alon Operating in which the equity securities owned by Mr. Morris in Alon Assets or Alon Operating (whether actually or contingently owned) are included which occurs either (i) prior to the earlier of July 31, 2010 or the date of vesting of Mr. Morris' shares of common stock of Alon Assets and Alon Operating or (ii) after the termination of Mr. Morris' employment by us without cause or by Mr. Morris for good reason, Mr. Morris is entitled to receive a cash bonus in the amount of 8% of the amount by which the aggregate implied equity value of Alon Assets and Alon Operating exceeds $20.0 million. The percentage due to Mr. Morris is subject to adjustment based on the number of shares of common stock owned by Mr. Morris that vest prior to any change of control transaction, and the implied equity value of Alon Assets or Alon Operating, as the case may be, is subject to a minimum estimated value based on the year in which the change of control occurs.

(3) Pursuant to his employment agreement, in the event that Mr. Even is terminated without Cause (as defined in the agreement), resigns for Good Reason (as defined in the agreement) or, if upon a change in control his employment agreement is not assumed by the acquiring person, he will be entitled to receive a severance payment equal to nine months' base salary.

(4) Pursuant to his employment agreement, in the event that Mr. Dean is terminated without Cause (as defined in the agreement), resigns for Good Reason (as defined in the agreement) or, if upon a change in control his employment agreement is not assumed by the acquiring person, he will be entitled to receive a severance payment equal to nine months' base salary.

(5) Pursuant to his employment agreement, in the event that Mr. Israel is terminated without Cause (as defined in the agreement), resigns for Good Reason (as defined in the agreement) or, if upon a change in control his employment agreement is not assumed by the acquiring person, he will be entitled to receive a severance payment equal to nine months' base salary.

(6) Pursuant to his employment agreement, in the event that Mr. Oster is terminated without Cause (as defined in the agreement), resigns for Good Reason (as defined in the agreement) or, if upon a change in control his employment agreement is not assumed by the acquiring person, he will be entitled to receive a severance payment equal to nine months' base salary.

Outstanding Equity Awards at Fiscal Year-End

The following table provides a summary of equity awards to the named executive officers that were outstanding at the end of Alon's last completed fiscal year, and includes, if applicable, any unexercised options, stock that has not vested and equity incentive plan awards.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2009

	Option Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#) (1)	Number of Securities Underlying Unexercised Options Unexercisable (#) (1)	Option Exercise Price ($) (2)	Option Expiration Date (3)
Jeff D. Morris .... Chief Executive Officer (PEO) (4)	—	—	—	—
Shai Even................................. Senior Vice President and Chief Financial Officer (PFO)	16,666	16,667	$ 28.46	
Harlin R. Dean......................... Senior Vice President-Legal, General Counsel and Secretary	16,666	16,667	28.46	
Joseph Israel .... Chief Operating Officer	16,666	16,667	28.46	
Michael Oster .... Senior Vice President of Mergers and Acquisitions	5,000	5,000	28.46	

(1) Reflects SARs granted pursuant to the Alon USA Energy, Inc. 2005 Incentive Compensation Plan to each of Messrs. Even, Dean, Israel and Oster on March 7, 2007. Of the 33,333 SARs granted to each of Messrs. Even, Dean and Israel on March 7, 2007, 16,666 vested on March 7, 2009, 8,333 vested on March 7, 2010 and 8,334 will vest on March 7, 2011. Of the 10,000 SARs granted to Mr. Oster on March 7, 2007, 5,000 vested on March 7, 2009, 2,500 vested on March 7, 2010 and 2,500 will vest on March 7, 2011. When exercised, SARs are convertible into shares of Alon common stock, the number of which will be determined at the time of exercise by calculating the difference between the closing price of Alon common stock on the exercise date and the grant price of the SARs (the "Spread"), multiplying the Spread by the number of SARs being exercised and then dividing the product by the closing price of Alon common stock on the exercise date.

(2) The March 7, 2007 SARs have a grant price of $28.46 per share.

(3) SARs may be exercised during the 3-year period following the applicable date of vesting.

(4) Pursuant to the Alon Assets Option Plan, Mr. Morris holds 1,750.2 unexercised options to purchase shares of Alon Assets, none of which are currently vested and exercisable. These options have an exercise price of $100 per share and a ten-year term. Pursuant to the Alon Operating Option Plan, Mr. Morris holds 657.3 unexercised options to purchase shares of Alon Operating, none of which are currently vested and exercisable. These options have an exercise price of $100 per share and a ten-year term. The options granted under the Option Plans are not reflected in the above table. A determination as to the satisfaction of the conditions to the vesting of these options under the Option Plans cannot be made at this time.

Pension Benefits

The following table provides a summary of each plan that provides for payments or other benefits at, following, or in connection with retirement, with respect to Messrs. Morris, Even, Dean, Israel and Oster as of December 31, 2009.

2009 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jeff D. Morris Chief Executive Officer (PEO)	Alon USA GP, LLC Pension Plan	35.7	$ 1,407,339	—
	Benefits Restoration Plan	35.7	2,366,599	—
Shai Even Senior Vice President and Chief Financial Officer (PFO)	Alon USA GP, LLC Pension Plan	6.4	89,551	—
	Benefits Restoration Plan	6.4	29,232	—
Harlin R. Dean Senior Vice President-Legal, General Counsel and Secretary	Alon USA GP, LLC Pension Plan	7.3	113,513	—
	Benefits Restoration Plan	7.3	180,988	—
Joseph Israel Chief Operating Officer	Alon USA GP, LLC Pension Plan	9.3	115,946	—
	Benefits Restoration Plan	9.3	47,880	—
Michael Oster Senior Vice President of Mergers and Acquisitions	Alon USA GP, LLC Pension Plan	6.9	81,102	—
	Benefits Restoration Plan	6.9	19,063	—

Employees who participate in the Alon USA GP, LLC Pension Plan, referred to as the Alon Pension Plan, make no contributions to the pension plan. A participating employee becomes vested in the Alon Pension Plan once that employee has completed five full years of employment, assuming a minimum of 1,000 hours of service per year. After becoming vested, a participating employee has a non-forfeitable right to his vested retirement benefit. A participant's compensation for purposes of determining benefits under the Alon Pension Plan includes salary, bonus and overtime pay. The bonus amount does not include bonuses paid to Alon's executives in connection with the Option Plans of Alon Assets or Alon Operating. The normal retirement age under the Alon Pension Plan is 65.

Alon also provides additional pension benefits to Alon's highly compensated employees through Alon's Benefits Restoration Plan. If an employee is a participant in the Alon Pension Plan and is subject to the limitation on compensation pursuant to Section 401(a)(17) or 415 of the Code, then the employee can participate in the benefits restoration plan and is eligible for a benefit equal to the benefit that would be payable under the Alon Pension Plan but for the limitations on compensation less the benefit actually payable under the Alon Pension Plan. The Benefits Restoration Plan is unfunded and vests on the same schedule as the Alon Pension Plan.

For purposes of the Alon Pension Plan, Mr. Morris was credited with additional years of service based on his employment history with Atofina Petrochemicals, Inc., or Fina. Fina was the prior owner and operator of the refinery located in Big Spring, Texas which was acquired by Alon in 2000.

The following table provides the estimated annual benefits payable to eligible employees upon retirement under the Alon Pension Plan, based on the eligible employee's average annual compensation level at retirement and credited years of service. The average annual compensation level is based on averaging the highest 36 months of pay out of the 10 years prior to the employee leaving Alon.

Pension Plan Table (1) (2)

Compensation Level	Years of Service				
	15	20	25	30	35
$125,000	$ 30,938	$ 41,250	$ 51,563	$ 61,875	$ 72,188
150,000	37,125	49,500	61,875	74,250	86,625
175,000	43,313	57,750	72,188	86,625	101,063
200,000	49,500	66,000	82,500	99,000	115,500
225,000	55,688	74,250	92,813	111,375	129,938
250,000	61,875	82,500	103,125	123,750	144,375
300,000	74,250	99,000	123,750	148,500	173,250
400,000	99,000	132,000	165,000	198,000	231,000
450,000	111,375	148,500	185,625	222,750	259,875
500,000	123,750	165,000	206,250	247,500	288,750

(1) Pension plan benefits are computed on a straight-line annuity basis.

(2) The benefits listed in the pension plan table above are subject to a deduction for Social Security benefits.

The compensation covered by the Alon Pension Plan and the credited years of service with respect to Messrs. Morris, Even, Dean, Israel and Oster as of December 31, 2009 are set forth in the table below, assuming retirement at the normal retirement age under the Alon Pension Plan.

Name	Compensation Covered by the Pension Plan	Credited Years of Service
Jeff D. Morris	$ 585,757	35.7
Shai Even	301,563	6.4
Harlin R. Dean	566,753	7.3
Joseph Israel	319,579	9.3
Michael Oster	282,392	6.9

As of December 31, 2009, Jeff D. Morris, Alon's Chief Executive Officer, was eligible for early retirement under the Alon Pension Plan. If Mr. Morris were to elect early retirement under the Alon Pension Plan, he would be eligible to receive annual benefits in the amount of $314,300 or an annual benefit of $117,250 and a lump sum payment in the amount of $2,572,735. These benefit amounts are calculated based on an assumed average annual compensation level of $585,757.

Compensation of Directors

Non-employee directors receive an annual fee of $50,000 and receive an additional fee of $1,500 per meeting attended. Mr. Segal, the chairperson of the Audit Committee also receives an additional annual fee of $10,000, and each member of the Audit Committee receives an additional fee of $1,500 per Audit Committee meeting attended. In addition, each independent director and each other non-employee director who is not affiliated with Alon Israel or Africa Israel receives $25,000 per year in restricted stock which vests in three equal installments on each of the first, second and third anniversaries of the grant date.

Mr. Wiessman's position as Executive Chairman of the Board of Alon is an executive officer position. Alon entered into an agreement with Mr. Wiessman, effective January 1, 2010, pursuant to which he will serve as Alon's Executive Chairman of the Board through January 1, 2015. Pursuant to this agreement, Alon will pay Mr. Wiessman, through a company owned by him, a fee of $29,172 per month, and Mr. Wiessman will be entitled to participate in the pension plans or non-qualified retirement arrangements, bonus plans and any equity plans of Alon Energy and its subsidiaries (except for the Alon Assets, Inc. 2000 Stock Option Plan and Alon Operating, Inc. 2000

Stock Option Plan) at the same level as other executives. Mr. Wiessman will be entitled to a 5% fee increase at the end of each of the second, third and fourth year of the agreement. Alon will also pay the maintenance and utility costs associated with Mr. Wiessman's Dallas, Texas residence, will provide medical insurance benefits to Mr. Wiessman and will reimburse Mr. Wiessman for airfare incurred to transport his family members between Israel and the United States (up to a maximum of eight tickets per year). Mr. Wiessman receives no additional compensation for his services as a director of Alon and did not receive a cash bonus in 2009.

Alon or Mr. Wiessman may terminate this agreement on six months notice and Mr. Wiessman will be entitled to receive his full compensation and benefits during the notice period. Upon termination of this agreement by Alon following the notice period, Alon will be required to pay Mr. Wiessman (1) a fee equal to the product of (i) 200% of his monthly fee multiplied by (ii) the number of years of Mr. Wiessman's service with Alon since August 2000 and (2) 12 months of severance. Upon termination of this agreement by Mr. Wiessman following the notice period, Alon will be required to pay Mr. Wiessman a fee equal to the product of (a) 100% of his monthly fee multiplied by (b) the number of years of Mr. Wiessman's service with Alon since August 2000.

Mr. Morris, Alon's Chief Executive Officer, does not receive any compensation in respect of his service as a director of the Company. Mr. Morris' compensation is described in the Summary Compensation Table above.

The following table provides a summary of the compensation awarded to, earned by or paid to the directors of Alon, other than Messrs. Wiessman and Morris, during the last completed fiscal year.

2009 DIRECTOR COMPENSATION

Name	Fees Earned ($)	Stock Awards ($) (6)	Total ($)
Itzhak Bader	$59,000	—	$ 59,000
Boaz Biran	57,500	—	57,500
Shlomo Even (1)	14,000	—	14,000
Ron Fainaro (2)	39,000	—	39,000
Avinadav Grinshpon	53,000	—	53,000
Ron W. Haddock (3)	77,000	$25,000	102,000
Yeshayahu Pery	57,500	—	57,500
Zalman Segal(4)	97,000	25,000	122,000
Avraham Shochat(5)	77,000	25,000	102,000

(1) Mr. Even became a member of the Board in November 2009.

(2) Mr. Fainaro resigned as a member of the Board in September 2009.

(3) Pursuant to the 2005 Incentive Compensation Plan, Mr. Haddock was awarded (a) 1,947 restricted shares of common stock on May 28, 2009, which shares vest in equal installments on the first three anniversaries of the date of grant and of which all 1,947 shares are unvested as of December 31, 2009, (b) 1,859 restricted shares of common stock on May 2, 2008, which shares vest in equal installments on the first three anniversaries of the date of grant and of which 1,240 shares are unvested as of December 31, 2009, (c) 667 restricted shares of common stock on May 8, 2007, which shares vest in equal installments on the first three anniversaries of the date of grant and of which 223 shares are unvested as of December 31, 2009, and (d) 751 restricted shares of common stock awarded on May 9, 2006, which shares vest in equal installments on the first three anniversaries of the date of grant and of which all 751 shares are vested as of December 31, 2009.

(4) Pursuant to the 2005 Incentive Compensation Plan, Mr. Segal was awarded (a) 1,947 restricted shares of common stock on May 28, 2009, which shares vest in equal installments on the first three anniversaries of the date of grant and of which all 1,947 shares are unvested as of December 31, 2009, (b) 1,859 restricted shares of common stock on May 2, 2008, which shares vest in equal installments on the first three anniversaries of the date of grant and of which all 1,240 shares are unvested as of December 31, 2009, (c) 667 restricted shares of common stock on May 8, 2007, which shares vest in equal installments on the first three anniversaries of the date of grant and of which 223 shares are unvested as of December 31, 2009, and (d) 751 restricted shares of common stock awarded on May 9, 2006, which shares vest in equal installments on the first three anniversaries of the date of grant and of which all 751 shares are vested as of December 31, 2009.

(5) Pursuant to the 2005 Incentive Compensation Plan, Mr. Shochat was awarded (a) 1,947 restricted shares of common stock on May 28, 2009, which shares vest in equal installments on the first three anniversaries of the date of grant and of which all 1,947 shares are unvested as of December 31, 2009, (b) 1,859 restricted shares of common stock on May 2, 2008, which shares vest in equal installments on the first three anniversaries of the date of grant and of which all 1,240 shares are unvested as of December 31, 2009, (c) 667 restricted shares of common stock on May 8, 2007, which shares vest in equal installments on the first three anniversaries of the date of grant and of which 223 shares are unvested as of December 31, 2009, and (d) 751 restricted shares of common stock awarded on May 9, 2006, which shares vest in equal installments on the first three anniversaries of the date of grant and of which all 751 shares are uvested as of December 31, 2009.

(6) Reflects the aggregate grant date fair value of 1,947 restricted shares of common stock granted to each of Messrs. Haddock, Segal and Shochat on May 28, 2009 determined in accordance with ACS 718.

Compensation Committee Interlocks and Insider Participation

Alon established a compensation committee in 2005 consisting of Jeff D. Morris, Alon's Chief Executive Officer since May 2005, and David Wiessman, Alon's Executive Chairman of the Board since July 2000. Mr. Morris was President of Alon from May 2005 until March 2010, President and Chief Executive Officer of Alon's subsidiary Alon USA, Inc. since its inception in August 2002 and of Alon's other operating subsidiaries since July 2000. Mr. Wiessman was Alon's President and Chief Executive Officer since its formation in 2000 until May 2005.

Compensation for Alon's executive officers other than Messrs. Wiessman and Morris is determined by Messrs. Wiessman and Morris, with Mr. Morris' compensation being determined by Mr. Wiessman in consultation with the Board, excluding Mr. Morris. Mr. Wiessman's compensation is determined by the Board, excluding Mr. Wiessman. See "Certain Relationships and Related Transactions" for information regarding relationships and transactions involving Alon in which Messrs. Wiessman and Morris had interests.

None of Alon's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Board.

2009 EQUITY COMPENSATION PLAN INFORMATION

As of December 31, 2009, the 2005 Incentive Compensation Plan was the only compensation plan under which securities of the Company were authorized for issuance. The table below provides information as of December 31, 2009.

Plan Category	Number of shares of common stock to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	—	n/a	2,111,258
Equity compensation plans not approved by stockholders	—	—	—
Total	—	n/a	2,111,258

(1) As described in Note 1 to the Summary Compensation Table, SARs granted to employees are convertible into shares of Alon common stock, the number of which will be determined at the time of exercise and based in part on the difference between the grant price and the price of Alon common stock at the time of exercise. Based on the closing price of Alon's common stock on December 31, 2009, no shares would have been issuable in respect of the SARs assuming that all such SARs had been exercisable and as a result, no shares are reflected in this column in respect of the SARs. The table above also does not reflect 2,794 and 1,049 shares of Alon Assets and Alon Operating, respectively, that are issuable upon the exercise of options granted under the Option Plans, each of which has an exercise price of $100 per share.

COMPENSATION COMMITTEE REPORT

The Compensation Committee is responsible for establishing and administering Alon's policies, programs and procedures for determining compensation for its executive officers and Board members. The Compensation Committee has reviewed and discussed with management the contents of the Compensation Discussion and Analysis. Based on this review and discussion, all of the members of the Compensation Committee, whose names are listed below, have recommended to the Board that the Compensation Discussion and Analysis be included in Alon's annual report on Form 10-K for the year ended December 31, 2009 or proxy statement on Schedule 14A for filing with the SEC.

The foregoing report was submitted by the Compensation Committee and shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or Section 18 of the Exchange Act.

Members of the Compensation Committee

David Wiessman *Jeff D. Morris*

AUDIT COMMITTEE REPORT

Management is responsible for Alon's system of internal controls and the overall financial reporting process. Alon's independent registered public accounting firm is responsible for performing an independent audit of Alon's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), and to issue a report thereon. The Audit Committee is responsible for overseeing management's conduct of the financial reporting process and systems of internal accounting and financial controls.

The Audit Committee reviewed and discussed with both management and Alon's independent registered public accounting firm all annual and quarterly financial statements for the fiscal year ended December 31, 2009 prior to their issuance. During 2009, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with U.S. generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed pursuant to Statement on Auditing Standards No.114 (The Auditor's Communications with Those Charged with Governance), the successor to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of Alon's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee received the written disclosures and letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence and also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from KPMG LLP to the Audit Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). Additionally, the Audit Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of Alon's internal and disclosure control structure, including its internal control over financial reporting.

Taking all of these reviews and discussions into account, all of the Audit Committee members, whose names are listed below, recommended to the Board that it approve the inclusion of Alon's audited financial statements in Alon's annual report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

The foregoing report was submitted by the Audit Committee and shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or Section 18 of the Exchange Act.

Members of the Audit Committee

Ron W. Haddock *Zalman Segal* *Avraham Shochat*

INDEPENDENT PUBLIC ACCOUNTANTS

Audit Fees. The aggregate fees billed by KPMG LLP ("KPMG") for professional services rendered for the audit of Alon's annual financial statements, the review of the financial statements included in Alon's annual reports on Form 10-K and quarterly reports on Form 10-Q were $1,200,000 for the year ended December 31, 2009 and $1,500,000 for the year ended December 31, 2008.

Audit-Related Fees. The aggregate fees billed by KPMG for assurance and related services related to the performance of audits or review of Alon's financial statements and not described above under "Audit Fees" were $423,000 for 2009, primarily related to the audit of entities that Alon has acquired, and $153,200 for 2008.

Tax Fees. No fees were billed by KPMG for professional services rendered for tax compliance, tax advice and tax planning in 2009 and 2008.

All Other Fees. No fees were billed by KPMG for products and services not described above in 2009 and 2008.

Pre-Approval Policies and Procedures. In general, all engagements of Alon's outside auditors, whether for auditing or non-auditing services, must be pre-approved by the Audit Committee. During 2009, all of the services performed for Alon by KPMG were pre-approved by the Audit Committee. The Audit Committee has considered the compatibility of non-audit services with KPMG's independence.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Alon's corporate governance guidelines, which were adopted by the Board on July 7, 2005, require that the Board exercise appropriate oversight with respect to all related-party transactions. All related party transactions are submitted to a committee of disinterested directors for approval. The Board and the respective disinterested directors believe that the following transactions and relationships during 2009 were reasonable and in the best interest of Alon.

Transactions with Management and Others

Transactions with Alon Israel

As of March 1, 2010, Alon Israel was the beneficial owner of approximately 76.02% of Alon's outstanding common stock. Certain of our directors, including Messrs. Wiessman and Biran, have beneficial ownership interests in Alon Israel as described in footnote 5 to the "Security Ownership of Certain Beneficial Holders and Management" table in this Proxy Statement.

Sale of HEP Units. In connection with a contribution of certain pipeline, product terminal and storage tank assets to Holly Energy Partners, LP ("HEP") in 2005, Alon received, in addition to $120.0 million in cash, 937,500 subordinated Class B limited partnership units in HEP (the "HEP Units"). On January 22, 2010, Alon sold (i) 150,200 HEP Units to Blue Square Investments, Ltd. ("Blue Square") for approximately $6.0 million, (ii) 150,200 HEP Units to Dor-Alon Energy Israel (1988) Ltd. ("Dor-Alon") for approximately $6.0 million and (iii) 287,258 HEP Units to Alon Israel for cash equivalents with aggregate principal value of $12.75 million. In each transaction, the price per HEP Unit was based on the average closing price of HEP's publically traded Class A limited partnership units for the 30 days preceding the closing of such transaction. Blue Square and Dor-Alon are owned approximately 70% and 80%, respectively, by Alon Israel.

Alon Louisiana Preferred Stock Purchase Agreement. On July 3, 2008, pursuant to the terms of a Series A Preferred Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of July 3, 2008, entered into by and between Alon Refining Louisiana, Inc. ("Alon Louisiana"), a subsidiary of Alon, and Alon Israel, Alon Louisiana issued to Alon Israel 80,000 shares of non-voting Series A Preferred Stock, par value $1,000.00 per share (the "Original Preferred Shares"), for an aggregate purchase price of $80.0 million. On July 3, 2008, we completed the acquisition of all of the capital stock of the refining business located in Krotz Springs, Louisiana, from Valero Energy Corporation, through a subsidiary of Alon Louisiana, Alon Refining Krotz Springs, Inc. ("Krotz Springs").

The purchase price was $333.0 million in cash plus approximately $141.5 million for working capital, including inventories. The cash portion of the purchase price and working capital payment were funded in part by proceeds from the sale of the Original Preferred Shares to Alon Israel.

Pursuant to the terms of the Stock Purchase Agreement, Alon Israel caused letters of credit in the amount of $55.0 million (the "Original L/Cs") to be issued for the benefit of Bank of America, N.A. in order to support the borrowing base of Krotz Springs under the Loan and Security Agreement by and among Alon Louisiana, Krotz Springs, Bank of America, N.A. and the banks and financial institutions listed on the signature page thereof as "Lenders."

Stockholders Agreement

Original Preferred Stock. In connection with the Stock Purchase Agreement, Alon, Alon Louisiana, Alon Israel and Alon Louisiana Holdings, Inc. ("Alon Louisiana Holdings"), a subsidiary of Alon and the holder of all of the outstanding shares of common stock of Alon Louisiana, entered into a Stockholders Agreement (the "Original Stockholders Agreement"), dated as of July 3, 2008. On March 31, 2009, Alon, Alon Louisiana, Alon Israel and Alon Louisiana Holdings entered into an Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), which amended and restated the terms of the Original Stockholders Agreement. On December 31, 2009, Alon, Alon Louisiana, Alon Israel and Alon Louisiana Holdings, entered into an amendment (the "First Amendment") to the Stockholders Agreement, which provided for the acceleration of the mandatory exchange of the Original Preferred Stock for shares of Alon's common stock from July 3, 2011 to December 31, 2009. Pursuant to the First Amendment Alon issued 7,351,051 shares of Alon's common stock in exchange for all of the Original Preferred Stock. The 7,351,051 shares of Alon common stock issued to Alon Israel in exchange for the Original Preferred Stock represented (1) the $80,000,000 par value of the Original Preferred Stock plus the amount of dividends accruing thereon through July 3, 2011, divided by (2) the $14.39 per share value for Alon common stock established for purposes of the exchange pursuant to the terms of the Stockholders Agreement.

L/Cs. Pursuant to the Stockholders Agreement, Alon Israel agreed to cause letters of credit to be issued in favor of Krotz Springs in an aggregate amount up to $25.0 million (the "Additional L/Cs" and, together with the Original L/Cs, the "L/Cs") and Alon Israel was granted an option (the "L/C Option"), exercisable at any time the L/Cs are outstanding (but subject to the terms of the credit facilities and other binding obligations of Alon Louisiana), to withdraw the L/Cs and acquire shares of Series A Preferred Stock, par value $1,000.00 per share, of Alon Louisiana in an amount equal to such withdrawn L/Cs.

Alon Louisiana Holdings or Alon (subject to the terms of their respective existing credit facilities and other binding obligations) shall pay Alon Israel a fee (which is subject to adjustment) in consideration for causing the issuance of the L/Cs. Alon agreed to use its best efforts and to cause its affiliates to use their respective best efforts (subject to the terms of the respective existing credit facilities and other binding obligations) to (1) replace the L/Cs with its own resources or by obtaining funds or other support through commercially reasonable arrangements with third party financing sources or (2) otherwise secure the release of the letters of credit support requirements. As of December 31, 2009, the L/Cs have not been replaced and the fees payable to Alon Israel in connection with the L/Cs have been deferred.

The Stockholders Agreement provides that, in the event a beneficiary of an L/C draws upon any L/C, Alon Louisiana Holdings shall issue and deliver to Alon Israel a promissory note in a principal amount equal to the amount of such draw and bearing interest at a rate of 10.75% per annum. The promissory note will contain an option on the part of the Company, to issue shares of the Company's common stock in satisfaction of the payment obligations thereunder on the first day the Company's securities trading window opens after the issuance of the promissory note.

Registration Rights Agreement. Pursuant to the terms of a Registration Rights Agreement with Alon Israel, Alon has provided Alon Israel with registration rights, including demand registration rights and "piggy-back" registration rights, with respect to Alon common stock owned by Alon Israel. Alon's obligations are subject to limitations relating to a minimum amount of common stock required for registration, the timing of registration and other similar matters. Alon is obligated to pay all expenses incidental to such registration, excluding underwriters' discounts and commissions and certain legal fees and expenses.

SCS Beverage

On February 29, 2004, Alon sold 17 licenses for the sale of alcoholic beverages at 17 stores in New Mexico to SCS Beverage, Inc., a corporation treated as a pass-through entity that is wholly owned by Jeff D. Morris, Alon's Chief Executive Officer. Under rules and regulations of the New Mexico Alcohol and Gaming Division, a holder of a license to sell alcoholic beverages in New Mexico must provide substantial documentation in the application for and annual renewal of the license, including detailed questionnaires and fingerprints of the officers and directors of each entity beneficially owning 10% or more of the holder of the license. Alon engaged in this transaction to expedite the process of renewing the licenses by limiting the required disclosures to one individual stockholder. The purchase price paid by SCS Beverage consisted of approximately $2.6 million for the 17 licenses and approximately $0.2 million for the inventory of alcoholic beverages on the closing date. The purchase price was paid by SCS Beverage issuing to Alon a demand promissory note in the amount of $2.8 million. The demand note is payable solely by transferring the licenses and inventory existing at the time of payment back to Alon. The demand note is secured by a pledge of the licenses and the inventory and a pledge of 100% of the stock of SCS Beverage. Pursuant to the purchase and sale agreement, SCS Beverage granted Alon an option to re-acquire the licenses at any time at a purchase price equal to the same purchase price paid by SCS Beverage to acquire the licenses.

As the holder of the New Mexico licenses, SCS Beverage is the only party entitled to purchase alcoholic beverages to be sold at the locations covered by the licenses and to receive revenues from the sale of alcoholic beverages at those locations. Simultaneously with the transfer of the licenses, SCS Beverage entered into a premises lease with Alon to lease space at each of the locations covered by the licenses for the purpose of conducting the alcoholic beverages concessions. The total annual payments by SCS Beverage to Alon under this premises lease agreement have averaged approximately $1.89 million over the last three fiscal years and are subject to adjustment by Alon based on the volume of sales of alcoholic beverages at the locations covered by the licenses. To date, the profits realized by SCS Beverage from the sale of alcoholic beverages at these locations have not exceeded lease payments by SCS Beverage to Alon and it anticipates that this will continue to be the case in the future. As a result, Mr. Morris has not received any economic benefit from the ownership of SCS Beverage, and Alon does not anticipate that Mr. Morris will derive any economic benefit from his ownership of SCS Beverage in the future.

Alon Assets and Alon Operating Dividends

In connection with dividend payments by Alon to its stockholders in 2009, Messrs. Morris, Hart and Concienne were paid dividends on the shares held by them in Alon Operating. The total dividends paid to Messrs. Morris, Hart and Concienne in 2009 from Alon Operating were $416,650.68, $104,156.72 and $55,091.36, respectively. In 2009, no dividend payments were made by Alon Assets.

Alon Refining Louisiana, Inc. Dividends

Alon Israel owned 80,000 Preferred Shares of Alon Louisiana during 2008 and 2009. Dividends accrue on each share of such preferred stock at a rate of 10.75% per annum. No dividends were paid in respect of such Preferred Shares in 2008 or 2009. On December 31, 2009 Alon Israel exchanged such Preferred Stock for shares of Alon common stock. For more information, see "Transactions with Management and Others — Transactions with Alon Israel — Stockholders Agreement — Original Preferred Stock."

PROPOSAL 1.
ELECTION OF DIRECTORS

The following nominees have been selected by the Board for submission to the stockholders: David Wiessman, Itzhak Bader, Boaz Biran, Shlomo Even, Avinadav Grinshpon, Ron W. Haddock, Jeff D. Morris, Yeshayahu Pery, Zalman Segal, and Avraham Shochat, each to serve a one-year term expiring at the annual meeting in 2011.

The Board believes that each director nominee will be able to stand for election. If any nominee becomes unable to stand for election, proxies in favor of that nominee will be voted in favor of the remaining nominees and in favor of any substitute nominee named by the Board. If you do not wish your shares voted for one or more of the nominees, you may so indicate when you vote.

Your Board Recommends a Vote "FOR" the Above Nominees.

PROPOSAL 2.
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG LLP as the independent registered public accounting firm to audit the consolidated financial statements of Alon for the year ending December 31, 2010. The Board is asking stockholders to ratify this appointment. Although SEC regulations and the NYSE listing requirements require Alon's independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of an independent registered public accounting firm to be an important matter to stockholders and considers a proposal for stockholders to ratify such appointment to be an opportunity for stockholders to provide input to the Audit Committee and the Board on a key corporate governance issue. If the appointment of KPMG LLP is not ratified, the matter of the appointment of the independent registered public accounting firm will be considered by the Audit Committee.

Representatives of KPMG LLP are expected to be present at the annual meeting and will be offered the opportunity to make a statement if they so desire. They will also be available to answer questions.

Your Board Recommends a Vote "FOR" Proposal 2.

PROPOSAL 3.
APPROVAL OF THE ALON USA ENERGY, INC.
AMENDED AND RESTATED
2005 INCENTIVE COMPENSATION PLAN

General

The Alon USA Energy, Inc. 2005 Incentive Compensation Plan, or the Original 2005 Plan, was most recently approved by our stockholders in 2006. In March 2010 the Board approved an amended and restated Alon USA Energy, Inc. 2005 Incentive Compensation Plan, or the Amended 2005 Plan. The Amended 2005 Plan is being submitted to our stockholders to approve the amendments to the Original 2005 Plan and so that awards to named executive officers under the Amended 2005 Plan will continue to be deductible under Section 162(m) of the Code. Because the Committee (as defined in the Amended 2005 Plan) has the power to change the targets under the performance goals, the Code requires that certain material terms of the Amended 2005 Plan be re-approved by Alon's stockholders at least once every five years in order to remain in compliance with Section 162(m) of the Code. The Board has approved the Amended 2005 Plan as a flexible incentive compensation plan that will allow Alon to utilize different forms of compensation awards to attract, retain and reward eligible participants under the Amended 2005 Plan and strengthen the mutuality of interests between management and Alon's stockholders.

Set forth below is a summary of (1) the material amendments to the Original 2005 Plan and (2) the Amended 2005 Plan, which is qualified in its entirety by the specific language of the Amended 2005 Plan. A copy of the Amended 2005 Plan is attached to this Proxy Statement as Appendix A and incorporated herein by reference.

Amendments to the Original 2005 Plan

The Board has approved amendments to the Original 2005 Plan to (1) extend the term of the Amended 2005 Plan to the tenth anniversary of the date on which the Amended 2005 Plan is approved by our stockholders, (2) increase by 3,000,000 the number of shares of Alon's common stock reserved for issuance under the Amended 2005 Plan from 2,200,000 to 5,200,000 and (3) to provide an exception to the limit of 50,000 performance shares, restricted shares or restricted stock units that may be granted during a calendar year to a participant, which exception would permit, subject to prior approval by the Board, a one-time grant of up to 500,000 performance shares, restricted shares or restricted stock units to certain senior officers of the Company.

Summary of the Amended 2005 Plan

Purpose: The purpose of the Amended 2005 Plan is to recruit and retain highly qualified directors, executive officers and selected employees, and to provide them incentives to set forth maximum efforts for the success of Alon's business, in order to serve the best interests of Alon and its stockholders.

Term: The Amended 2005 Plan will expire on the tenth anniversary of the date on which the Amended 2005 Plan is approved by the stockholders. No further awards will be made under the Amended 2005 Plan on or after such tenth anniversary. Awards that are outstanding on the date the Amended 2005 Plan terminates will remain in effect according to their terms and the provisions of the Amended 2005 Plan.

Administration: Except to the extent administration of the Amended 2005 Plan has been expressly assumed by the Board pursuant to a resolution of the Board, the Amended 2005 Plan will be administered by the Incentive Compensation Committee with respect to participants subject to Section 16 of the Securities Exchange Act of 1934 and the Compensation Committee of the Board with respect to all other participants (the appropriate administering body being hereinafter refereed to as the "Committee"). The Board has assumed administration of the Amended 2005 Plan with respect to awards to participants subject to Section 16 of the Securities Exchange Act of 1934. The Compensation Committee and the Board have the full authority and discretion to administer the Amended 2005 Plan and to take any action that is necessary or advisable in connection with the administration of the Plan.

Types of Awards: The Amended 2005 Plan authorizes the granting of awards in any of the following forms:

- stock options;
- appreciation rights;
- restricted shares;
- restricted stock units;
- performance shares;
- performance units; and
- senior executive plan bonuses.

Eligible Participants: Executive officers, key employees of Alon or a subsidiary of Alon and eligible directors (as defined below) are eligible to participate in the Amended 2005 Plan, provided that eligible directors shall be able to participate only for purposes of awards of restricted stock. Alon estimates that approximately 100 individuals, including our executive officers, key employees and eligible directors, are currently eligible to be selected by the Committee to receive awards under the Amended 2005 Plan.

Shares Available Under Amended 2005 Plan: Subject to certain adjustments that may be required from time to time to prevent dilution or enlargement of the rights of participants in the Amended 2005 Plan, a maximum of 5,200,000 shares will be available for grants of all equity awards under the Amended 2005 Plan. Shares of Alon common stock issued pursuant to the Amended 2005 Plan may be shares of original issuance or treasury shares or a combination of the foregoing.

Limitations on Awards: Awards under the Amended 2005 Plan will be subject to the following limitations:

- No more than 5,200,000 shares of common stock, subject to adjustment in accordance with the terms of the Amended 2005 Plan, will be issued pursuant to stock options that are intended to qualify as incentive stock options under Section 422 of the Code.
- The maximum aggregate number of shares of common stock that: (i) may be subject to stock options or appreciation rights granted to a participant during any calendar year will not exceed 100,000 shares plus an additional 100,000 shares if granted to a participant who has not previously been employed by Alon or its subsidiaries; and (ii) may be granted to a participant during any calendar year as performance shares, restricted shares or restricted stock units may not exceed 50,000 shares plus an additional 50,000 shares if granted to a participant who has not previously been employed by Alon or its subsidiaries; provided however, that, upon prior approval of the Board, a senior officer of the Company may, in addition to any other grants to such individual pursuant to this Plan, receive a one-time grant of up to 500,000 shares with respect to performance shares, restricted shares or restricted stock units. For purposes of this exception, senior officers of the Company include the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, and any Senior Vice President of the Company.
- The maximum aggregate cash value of payments to any participant for any performance period pursuant to an award of performance units will not exceed $1 million.
- The payment of a senior executive plan bonus to any participant will not exceed $1 million.

Stock Options: The Committee may from time to time authorize grants to any participant of options to purchase shares of common stock upon such terms and conditions as it may determine in accordance with the terms of the Amended 2005 Plan. The exercise price of each stock option granted may not be less than 100% of the market value per share on the date of grant. Vesting of stock options will be based on the required period or periods of continuous service of the participant, and may also be contingent upon the participant's achievement of certain management objectives.

Appreciation Rights: The Committee may also from time to time authorize grants to any participant of appreciation rights upon such terms and conditions as it may determine in accordance with the provisions of the Amended 2005 Plan. Appreciation rights may be granted in tandem with stock options or separate and apart from a grant of stock options. An appreciation right will be a right of the participant to receive from Alon upon exercise an amount which will be determined by the Committee at the date of grant and will be expressed as a percentage of the spread (not exceeding 100%) at the time of exercise. The "spread" of an appreciation right is the difference between (i) the aggregate fair market value at the time of exercise of the shares of Alon common stock subject to the appreciation right and (ii) the aggregate price per share of Alon common stock at which the appreciation right was granted. An appreciation right granted in tandem with a stock option may be exercised only by surrender of the related stock option. The amount payable to a participant receiving a grant of appreciation rights under the Amended 2005 plan may be paid in cash, in shares of common stock or in a combination thereof, as determined by the Committee. Vesting of appreciation rights will be based on the required period or periods of continuous service of the participant and may also be contingent upon the participant's achievement of certain management objectives.

Restricted Shares: Restricted shares are shares of Alon common stock that are issued to a participant subject to such restrictions on transfer and vesting requirements as may be determined by the Committee in accordance with the Amended 2005 Plan. Each grant or sale of restricted shares will constitute an immediate transfer of the ownership of shares of common stock to the participant in consideration of the performance of services, entitling such participant to voting and other ownership rights, but will remain subject to the restrictions established by the Committee in accordance with the terms of the Amended 2005 Plan. Each grant or sale may limit a participant's dividend rights during the period in which the restricted shares are subject to any such restrictions. The termination of restrictions applicable to restricted shares may also be subject to the participant's achievement of specified management objectives.

Restricted Stock Units: The Committee may also from time to time authorize grants or sales to any participant of restricted stock units upon such terms and conditions as it may determine in accordance with the terms of the Amended 2005 Plan. Each grant or sale will constitute the agreement by Alon to issue or transfer shares of common stock to the participant in the future in consideration of the performance of services, subject to the fulfillment during the deferral period of such conditions as the Committee may specify. During the applicable deferral period for a given restricted stock unit award, the participant will not have any right to transfer the rights associated with the restricted stock units and will have no ownership or voting rights with respect to the restricted stock units or the underlying shares of Alon common stock associated with the restricted stock units.

Performance Shares and Performance Units: The Amended 2005 Plan authorizes the Committee to grant performance shares and performance units to participants, which will become payable upon achievement of specified management objectives, and such other terms and conditions as the Committee may determine in accordance with the terms of the Amended 2005 Plan. The payment of performance shares or performance units which become payable to a participant may be made in cash, in shares of Alon common stock or in a combination thereof, as determined by the Committee.

Senior Executive Plan Bonuses: The Committee may authorize payment of annual incentive compensation to a participant who is, or is determined by the Committee to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Code (or any successor provision), which incentive compensation will become payable upon the achievement of specified management objectives by the participant. Senior executive plan bonuses will be payable upon such terms and conditions as the Committee may determine in accordance with the provisions of the Amended 2005 Plan. The payment of a senior executive plan bonus which becomes payable to a participant may be made in cash, in shares of Alon common stock or in a combination thereof, as determined by the Committee.

Awards to Eligible Directors: Eligible directors are members of the Board who are not (i) an employee of Alon or any of its subsidiaries or (ii) an officer, director or employee of (A) Alon Israel or any of its affiliates other than Alon or any of its subsidiaries; (B) Africa Israel Investments Ltd. or any of its affiliates; (C) Bielsol Investments (1987) Ltd. or any of its affiliates; or (D) Kibbutz Movement or any of its affiliates. Under the Amended 2005 Plan, each eligible director, when he or she first takes office (other than on the date of an annual meeting of Alon's stockholders), will be granted retention shares having a value equal to $25,000 as of the date of grant. Each eligible director in office immediately after each annual meeting of Alon's stockholders during the term of the Amended 2005 Plan will receive a grant of restricted shares having a value equal to $25,000 as of the date of grant.

The number of restricted shares subject to a grant to an eligible director will be determined by dividing the dollar value of the grant by the closing sales price of a share of Alon common stock on the NYSE or other national securities exchange or market on which the shares are then listed or quoted; provided that, if there are no Alon common stock transactions on such date, the number of shares will be determined with reference to the closing sales price as of the immediately preceding date on which there were Alon common stock transactions.

Management Objectives: Management objectives may be described in terms of company-wide objectives (i.e., the performance of Alon and all of its subsidiaries) or in terms of objectives that are related to the performance of the individual participant or of the division, subsidiary, department, region or function within Alon or a subsidiary of Alon in which the participant receiving the award is employed or upon which the participant's efforts have the most influence. The achievement of the management objectives established by the Committee for any performance period will be determined without regard to any change in accounting standards by the Financial Accounting Standards Board or any successor entity.

The management objectives applicable to any award to a participant who is, or is determined by the Committee to be, likely to become, a "covered employee" within the meaning of Section 162(m) of the Code (or any successor provision) will be limited to specified levels of, growth in, or performance relative to peer company performance in, one or more of the following performance measures (excluding the effect of extraordinary or nonrecurring items unless the Committee specifically includes any such extraordinary or nonrecurring item at the time such award is granted):

- profitability measures;
- revenue, sales and same store sales measures;
- business unit performance;
- leverage measures;
- stockholder return;
- expense management;
- asset and liability measures;
- individual performance;
- supply chain efficiency;
- customer satisfaction;
- productivity measures;
- cash flow measures;
- return measures; and
- product development and/or performance.

If the Committee determines that, as a result of a change in the business, operations, corporate structure or capital structure of Alon, or the manner in which Alon conducts its business, or any other event or circumstance, the management objectives are no longer suitable, the Committee may in its discretion modify such management objectives or the related minimum acceptable level of achievement, in whole or in part, with respect to a performance period as the Committee deems appropriate and equitable.

Transferability: No award may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution, pursuant to a qualified domestic relations order or, with the consent of the Committee, by gifts to family members of the participant, including to trusts to which family members of the participant own more than 50% of the beneficial interests, to foundations in which family members of the participant control or the participant controls the management of assets and to other entities in which more than 50% of the voting interests are owned by family members of the participant or the participant. No stock option or appreciation right granted to a participant will be exercisable during the participant's lifetime by any person other than the participant, the participant's guardian or legal representative or any permitted transferee.

Withholding Taxes: To the extent that Alon is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a participant or other person under the Amended 2005 Plan, and the amounts available to Alon for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the participant or such other person make arrangements satisfactory to Alon for payment of the balance of such taxes required to be withheld. In addition, if permitted by the Committee, a participant may elect to have any withholding obligation of Alon satisfied with shares of common stock that would otherwise be transferred to the participant in payment of the participant's award.

Amendments: The Amended 2005 Plan may be amended from time to time by the Compensation Committee or the Board but may not be amended without approval by the stockholders if such amendment would result in the Amended 2005 Plan no longer satisfying any applicable requirements of the NYSE, Rule 16b-3 of the Exchange Act of 1934 or Section 162(m) of the Code. Neither the Compensation Committee nor the Board will authorize the amendment of any outstanding stock option to reduce the option price without the further approval of the stockholders. Furthermore, no stock option will be cancelled and replaced with stock options having a lower option price without further approval of the stockholders.

Termination: The Amended 2005 Plan may be terminated at any time by action of the Board. The termination of the Amended 2005 Plan will not affect the terms of any outstanding award.

Material U.S. Federal Income Tax Consequences

The following discussion of the principal U.S. federal income tax consequences with respect to awards under the Amended 2005 Plan is based on statutory authority and judicial and administrative interpretations as of the date of this Proxy Statement, which are subject to change at any time (possibly with retroactive effect) and may vary in individual circumstances. Therefore, the following discussion is designed to provide a general understanding of the federal income tax consequences (state, local and other tax consequences are not addressed below). This discussion is limited to the U.S. federal income tax consequences to individuals who are citizens or residents of the United States. The U.S. federal income tax law is technical and complex and the discussion below represents only a general summary.

Non-Qualified Stock Options: In general, no income will be recognized by a participant at the time a non-qualified stock option is granted. At the time of exercise of the stock option, the participant will recognize ordinary income if the shares are not subject to a substantial risk of forfeiture (as defined in Section 83 of the Code). The amount of such income will be equal to the difference between the option exercise price and the fair market value of the shares on the date of exercise. At the time of the sale of the shares of common stock acquired pursuant to the exercise of a non-qualified stock option, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held. Long-term capital gains may be eligible for reduced rates if applicable holding period requirements are satisfied.

Incentive Stock Options: In general, no income will be recognized by a participant upon the grant or exercise of an option intended to be an incentive stock option, as defined under Section 422 of the Code. The exercise of an incentive stock option, however, may result in alternative minimum tax liability. If shares of common stock are issued to the participant pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of the shares is made by the participant within two years after the date of grant or within one year after the transfer of such shares to the participant, then upon the sale of the shares, any amount realized in excess of the option price will be taxed to the participant as a capital gain and any loss sustained will be a capital loss.

If shares of common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the participant generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for the shares. Any further gain (or loss) realized by the participant generally will be taxed as a capital gain (or loss).

Restricted Shares: A recipient of restricted shares generally will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the participant for the restricted shares) at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code. However, a recipient who makes an election under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions) over the purchase price, if any, of the restricted shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Appreciation Rights: Generally, the recipient of a stock appreciation right will not recognize income when the right is granted. Upon exercise of an appreciation right, the amount of any cash received and the fair market value on the exercise date of any shares of common stock received are taxable to the recipient as ordinary income.

Restricted Stock Units: A participant will not recognize income upon the grant of restricted stock units. Any subsequent transfer of shares of common stock in satisfaction of the grant will generally result in the participant recognizing ordinary income at the time of transfer, in an amount equal to the fair market value of the shares at the time of such transfer, reduced by any amount paid by the participant. If the shares transferred constitute substantially non-vested property within the meaning of Section 83 of the Code, the rules described above for restricted shares will generally apply to such shares.

Performance Shares and Performance Units: No income generally will be recognized upon the grant of performance shares or performance units. The participant generally will be required to include as ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any non-restricted shares of common stock received in satisfaction of a grant of performance shares or performance units.

Senior Executive Plan Bonuses: The participant generally will be required to include as ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any non-restricted shares of common stock received as payment of a bonus.

Tax Consequences to Alon: To the extent that a participant recognizes ordinary income in the circumstances described above, Alon will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Section 409A of the Code: To the extent that any award granted under the Amended 2005 Plan constitutes a deferral of compensation within the meaning of Section 409A of the Code, the Committee intends to cause the award to comply with the requirements of Section 409A and avoid the imposition of penalty taxes and interest upon the participant receiving the award.

New Plan Benefits
Alon USA Energy, Inc.
Amended and Restated 2005 Incentive Compensation Plan

Awards under the Amended 2005 Plan are discretionary. Consequently, we cannot currently determine the number or type of awards that will be granted to participants for the 2010 fiscal year, except as indicated below. The information in the table below states the benefits that are currently intended to be granted under the Amended 2005 Plan to certain executive officers and directors, but are not necessarily indicative of additional awards, if any, that may be granted to participants.

The dollar value on the date of grant cannot be determined at this time. For purposes of this table the dollar value is calculated based on the closing market price of Alon's common stock on the NYSE on December 31, 2009, which was $6.84.

Name	Dollar Value ($)	Number of Units
Paul Eisman President	$ 3,420,000	500,000
Executive Group (1)	$ 3,420,000	500,000
Non-Executive Director Group (2)	$ 75,000	10,964

(1) All current executive officers as a group.

(2) In 2010 each of three eligible directors (as defined above) will receive an award of $25,000 worth of restricted stock on the date of Alon's annual meeting of stockholders. The number of shares of restricted stock subject to a grant will be determined by dividing $25,000 by the closing sales price of a share of Alon common stock on the NYSE or other national securities exchange or market on which the shares are then listed or quoted; provided that, if there are no Alon common stock transactions on such date, the number of shares will be determined with reference to the closing sales price as of the immediately preceding date on which there were Alon common stock transactions. Any change in the number of non-employee directors would affect this amount.

Your Board Recommends a Vote "FOR" Proposal 3.

OTHER MATTERS

The Board does not know of any other matters that are to be presented for action at the annual meeting. If, however, any other matters properly come before the annual meeting or any adjournment(s) or postponement(s) thereof, it is intended that the enclosed proxy will be voted in accordance with the judgment of the persons voting the proxy.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" into this Proxy Statement documents we file with the SEC. For additional information, please see the following items of our 2009 Annual Report on Form 10-K: "Financial Statements and Supplementary Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure", and "Quantitative and Qualitative Disclosures about Market Risk", each of which are hereby incorporated by reference.

This Proxy Statement incorporates important business and financial information about Alon from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this Proxy Statement through our website, www.alonusa.com and from the SEC at its website, www.sec.gov or by requesting them in writing from Alon's Investor Relations Department at Alon USA Energy, Inc., 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251 or by telephone at 972-367-4000. Requested documents will be sent by first class mail within one business day of Alon's receipt of your request.

STOCKHOLDER PROPOSALS

Stockholder Recommendations for Nomination of Directors

The Board will consider nominees for directors recommended by stockholders of Alon and will evaluate such nominees using the same criteria used to evaluate director candidates otherwise identified by the Board. Stockholders wishing to make such recommendations should write to the Board in care of the Secretary of Alon USA Energy, Inc., 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251. Persons making submissions should include the full name and address of the recommended nominee, a description of the proposed nominee's qualifications and other relevant biographical information.

Stockholder Proposals for Annual Meeting in 2011

To be considered for inclusion in Alon's proxy statement for Alon's 2011 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals must be in writing and submitted to the Secretary of Alon USA Energy, Inc., 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251, and must otherwise comply with the requirements of Rule 14a-8. The proposal must be received no later than 120 days prior to April 7, 2011 for Alon to consider it for inclusion.

Stockholders who desire to present business at Alon's 2011 annual meeting of stockholders, without inclusion in the proxy statement for such meeting, including a nomination of a candidate for election as director at such meeting, must notify Alon's Secretary of such intent in accordance with Alon's bylaws by writing to the Secretary of Alon USA Energy, Inc., 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251. To be timely, such notice must be received not later than 60 days prior to April 7, 2011 nor earlier than 90 days prior to April 7, 2011; provided that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is first made. The advance notice must also meet the other requirements of Section 8(c) of Alon's bylaws. You may obtain a copy of Alon's bylaws on Alon's website (www.alonusa.com) or by writing to Alon's Secretary at the address above.

The above Notice of Annual Meeting of Stockholders and Proxy Statement are sent by order of the Board.



Harlin R. Dean
Senior Vice President-Legal, General Counsel and Secretary

April 7, 2010

APPENDIX A

ALON USA ENERGY, INC.
AMENDED AND RESTATED
2005 INCENTIVE COMPENSATION PLAN

ALON USA ENERGY, INC.
AMENDED AND RESTATED
2005 INCENTIVE COMPENSATION PLAN

ALON USA ENERGY, INC.
AMENDED AND RESTATED
2005 INCENTIVE COMPENSATION PLAN

Alon USA Energy, Inc., a Delaware corporation (the "Company"), establishes the Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan (the "Plan").

1. **Purpose**. The Plan amends and restates the Alon USA Energy, Inc. 2005 Incentive Compensation Plan (the "Prior Plan"). The purpose of the Plan is to recruit and retain highly qualified directors, executive officers and selected employees, and to provide them incentives to put forth maximum efforts for the success of the Company's business, in order to serve the best interests of the Company and its stockholders.

2. **Term**. The Prior Plan was approved by the Board and the Company's stockholders on July 6, 2005. The Prior Plan was re-approved by the Company's stockholders on May 9, 2006 at the Company's 2006 annual meeting of the stockholders. The amendments affected by this Plan were approved by the Board on March 2, 2010 and will become effective, subject to approval by the stockholders of the Company, on the date of such stockholder approval. The Plan will expire on the tenth anniversary of the date on which it is approved by the stockholders of the Company. No further Awards will be made under the Plan on or after such tenth anniversary. Awards that are outstanding on the date the Plan terminates will remain in effect according to their terms and the provisions of the Plan.

3. **Definitions**. The following terms, when used in the Plan with initial capital letters, will have the following meanings:

   (a) **Appreciation Right** means a right granted pursuant to Section 7.

   (b) **Award** means the award of a Senior Executive Plan Bonus; the grant of Appreciation Rights, Stock Options, Performance Shares, Performance Units or Restricted Stock Units; or the grant or sale of Restricted Shares.

   (c) **Board** means the Board of Directors of the Company.

   (d) **Code** means the Internal Revenue Code of 1986, as in effect from time to time.

   (e) **Committee** means:

      (i) with respect to any matter arising under the Plan that relates to a Participant who is subject to Section 16 of the Exchange Act, the Incentive Compensation Plan Committee appointed by the Board, which committee at all times will consist of two or more members of the Board, all of whom are intended (A) to meet all applicable independence requirements of the New York Stock Exchange or the principal national securities exchange or principal market on or in which the Common Stock is traded and (B) to qualify as "non-employee directors" as defined in Rule 16b-3 and as "outside directors" as defined in regulations adopted under Section 162(m) of the Code, as such terms may be amended from time to time, provided, however, that the failure of a member of the Committee to so qualify will not invalidate any Award granted to such Participant under the Plan;

      (ii) with respect to any matter arising under the Plan that relates to any other Participant, the Compensation Committee of the Board; and

      (iii) to the extent the administration of the Plan has been assumed by the Board pursuant to Section 17, the Board.

   (f) **Common Stock** means the common stock, par value $.01 per share, of the Company or any security into which such Common Stock may be changed by reason of any transaction or event of the type described in Section 14.

   (g) **Date of Grant** means the date specified by the Committee on which an Award will become effective.

(h) **Deferral Period** means the period of time during which Restricted Stock Units are subject to deferral limitations under Section 9.

(i) **Eligible Director** means a member of the Board who is not (i) an employee of the Company or any Subsidiary or (ii) an officer, director or employee of (A) Alon Israel Oil Company or any of its affiliates other than the Company or any Subsidiary; (B) Africa Israel Investments Ltd. or any of its affiliates; (C) Bielsol Investments (1987) Ltd. or any of its affiliates; or (D) Kibbutz Movement or any of its affiliates.

(j) **Evidence of Award** means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee which sets forth the terms and conditions of an Award. An Evidence of Award may be in any electronic medium, may be limited to a notation on the books and records of the Company and need not be signed by a representative of the Company or a Participant.

(k) **Exchange Act** means the Securities Exchange Act of 1934, as amended.

(l) **Grant Price** means the price per share of Common Stock at which an Appreciation Right is granted.

(m) **Management Objectives** means the measurable performance objectives, if any, established by the Committee for a Performance Period that are to be achieved with respect to an Award. Management Objectives may be described in terms of company-wide objectives (*i.e.,* the performance of the Company and all of its Subsidiaries) or in terms of objectives that are related to the performance of the individual Participant or of the division, Subsidiary, department, region or function within the Company or a Subsidiary in which the Participant receiving the Award is employed or on which the Participant's efforts have the most influence. The achievement of the Management Objectives established by the Committee for any Performance Period will be determined without regard to any change in accounting standards by the Financial Accounting Standards Board or any successor entity.

The Management Objectives applicable to any Award to a Participant who is, or is determined by the Committee to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Code (or any successor provision) will be limited to specified levels of, growth in, or performance relative to peer company performance in, one or more of the following performance measures (excluding the effect of extraordinary or nonrecurring items unless the Committee specifically includes any such extraordinary or nonrecurring item at the time such Award is granted):

(i) profitability measures;

(ii) revenue, sales and same store sales measures;

(iii) business unit performance;

(iv) leverage measures;

(v) stockholder return;

(vi) expense management;

(vii) asset and liability measures;

(viii) individual performance;

(ix) supply chain efficiency;

(x) customer satisfaction;

(xi) productivity measures;

(xii) cash flow measures;

(xiii) return measures; and

(xiv) product development and/or performance

If the Committee determines that, as a result of a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or any other events or circumstances, the Management Objectives are no longer suitable, the Committee may in its discretion modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, with respect to a Performance Period as the Committee deems appropriate and equitable.

(n) **Market Value per Share** means, at any date, the closing sale price of the Common Stock on that date (or, if there are no sales on that date, the last preceding date on which there was a sale) on the principal national securities exchange or in the principal market on or in which the Common Stock is traded.

(o) **Option Price** means the purchase price per share payable on exercise of a Stock Option.

(p) **Participant** means a person who is selected by the Committee to receive an Award under the Plan and who at that time is an executive officer or other key employee of the Company or any Subsidiary, or who at that time is an Eligible Director, provided that an Eligible Director shall be a Participant only for purposes of Awards of Restricted Shares.

(q) **Performance Share** means a bookkeeping entry that records the equivalent of one share of Common Stock awarded pursuant to Section 10.

(r) **Performance Period** means, with respect to an Award, a period of time within which the Management Objectives relating to such Award are to be measured. The Performance Period for a Senior Executive Plan Bonus will be the fiscal year of the Company, and, unless otherwise expressly provided in the Plan, the Performance Period for all other Awards will be established by the Committee at the time of the Award.

(s) **Performance Unit** means a unit equivalent to $1.00 (or such other value as the Committee determines) granted pursuant to Section 10.

(t) **Restricted Shares** means shares of Common Stock granted or sold pursuant to Section 8 as to which neither the ownership restrictions nor the restrictions on transfer have expired.

(u) **Restricted Stock Units** means an Award pursuant to Section 9 of the right to receive shares of Common Stock at the end of a specified Deferral Period.

(v) **Rule 16b-3** means Rule 16b-3 under Section 16 of the Exchange Act as amended (or any successor rule to the same effect), as in effect from time to time.

(w) **Senior Executive Plan Bonus** means an Award of annual incentive compensation made pursuant to and subject to the conditions set forth in Section 11.

(x) **Senior Officer** means for purposes of Section 5(b), the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, or any Senior Vice President of the Company.

(y) **Spread** means the excess of the Market Value per Share on the date an Appreciation Right is exercised over (i) the Option Price provided for in the Stock Option granted in tandem with the Appreciation Right or (ii) if there is no tandem Stock Option, the Grant Price provided for in the Appreciation Right, in either case multiplied by the number of shares of Common Stock in respect of which the Appreciation Right is exercised.

(z) **Stock Option** means the right to purchase shares of Common Stock upon exercise of an option granted pursuant to Section 6.

(aa) **Subsidiary** means (i) any corporation of which at least 50% of the combined voting power of the then outstanding shares of Voting Stock is owned directly or indirectly by the Company, (ii) any partnership of which at least 50% of the profits interest or capital interest is owned directly or indirectly by the Company and (iii) any other entity of which at least 50% of the total equity interest is owned directly or indirectly by the Company.

(bb) **Voting Stock** means the securities entitled to vote generally in the election of directors or persons who serve similar functions.

4. **Shares Available Under Plan**. The aggregate number of shares of Common Stock that may be (i) subject to an Award of Appreciation Rights or Stock Options or (ii) issued or transferred as Restricted Shares and released from all restrictions or in payment of Performance Shares, Performance Units, Restricted Stock Units or Senior Executive Plan Bonuses will not exceed in the aggregate 5,200,000 shares consisting of (A) 2,200,000 shares originally authorized under the Prior Plan, and (B) an additional 3,000,000 shares. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing. The number of shares of Common Stock available under this Section 4 will be subject to adjustment as provided in Section 14 and will be further adjusted to include shares that relate to Awards that expire or are forfeited. The number of shares of Common Stock available under this Section 4 will not be adjusted to include (i) any shares withheld by, or tendered to, the Company in payment of the Option Price with respect to a Stock Option or in satisfaction of the taxes required to be withheld in connection with any Award granted under the Plan or (ii) any shares subject to an Appreciation Right that are not transferred to a Participant upon exercise of the Appreciation Right.

5. **Limitations on Awards**. Awards under the Plan will be subject to the following limitations:

(a) No more than 5,200,000 shares of Common Stock, subject to adjustment as provided in Section 4, may be subject to an Award of Stock Options that are intended to qualify as incentive stock options under Section 422 of the Code.

(b) The maximum number of shares of Common Stock that:

(i) may be subject to Stock Options or Appreciation Rights granted to a Participant during any calendar year will not exceed 100,000 shares plus an additional 100,000 shares with respect to Stock Options or Appreciation Rights granted a Participant who has not previously been employed by the Company or any Subsidiary and

(ii) may be granted to a Participant during any calendar year as Performance Shares, Restricted Shares or Restricted Stock Units may not exceed 50,000 shares plus an additional 50,000 shares with respect to Performance Shares, Restricted Shares or Restricted Stock Units granted a Participant who has not previously been employed by the Company or any Subsidiary; provided however, that, upon prior approval of the Board, a Senior Officers of the Company may, in addition to any other grants to such individual pursuant to the Plan, receive a one-time grant of up to 500,000 shares with respect to Performance Shares, Restricted Shares or Restricted Stock Units.

The limitations set forth in this Section 5(b) will apply without regard to whether the applicable Award is settled in cash or in shares of Common Stock.

(c) The maximum aggregate cash value of payments to any Participant for any Performance Period pursuant to an award of Performance Units will not exceed $1 million.

(d) The payment of a Senior Executive Plan Bonus to any Participant will not exceed $1 million.

6. **Stock Options**. The Committee may from time to time authorize grants of options to any Participant to purchase shares of Common Stock upon such terms and conditions as it may determine in accordance with this Section 6. Each Participant who is a key employee of the Company or any Subsidiary will be eligible to receive a grant of Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code. Each grant of Stock Options may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of shares of Common Stock to which it relates.

(b) Each grant will specify the Option Price, which will not be less than 100% of the Market Value per Share on the Date of Grant.

(c) Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to the Company, (ii) by the actual or constructive transfer to the Company of shares of Common Stock owned by the Participant for at least six months (or, with the consent of the Committee, for less than six months) having an aggregate Market Value per Share at the date of exercise equal to the aggregate Option Price, (iii) with the consent of the Committee, by authorizing the Company to withhold a number of shares of Common Stock otherwise issuable to the Participant having an aggregate Market Value per Share on the date of exercise equal to the aggregate Option Price or (iv) by a combination of such methods of payment; provided, however, that the payment methods described in clauses (ii) and (iii) will not be available at any time that the Company is prohibited from purchasing or acquiring such shares of Common Stock.

(d) To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker of some or all of the shares to which such exercise relates.

(e) Successive grants may be made to the same Participant whether or not any Stock Options or other Awards previously granted to such Participant remain unexercised or outstanding.

(f) Each grant will specify the required period or periods of continuous service by the Participant with the Company or any Subsidiary that are necessary before the Stock Options or installments thereof will become exercisable.

(g) Any grant may specify the Management Objectives that must be achieved as a condition to the exercise of the Stock Options.

(h) Any grant may provide for the earlier exercise of the Stock Options in the event of a change in control or other similar transaction or event.

(i) Stock Options may be (i) options which are intended to qualify under particular provisions of the Code, (ii) options which are not intended to so qualify or (iii) combinations of the foregoing.

(j) On or after the Date of Grant, the Committee may provide for the payment to the Participant of dividend equivalents thereon in cash or Common Stock on a current, deferred or contingent basis.

(k) The Committee will have the right to substitute Appreciation Rights for outstanding Options granted to one or more Participants, provided the terms and the economic benefit of the substituted Appreciation Rights are at least equivalent to the terms and economic benefit of such Options, as determined by the Committee in its discretion.

(l) Any grant may provide for the effect on the Stock Options or any shares of Common Stock issued, or other payment made, with respect to the Stock Options of any conduct of the Participant determined by the Committee to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary.

(m) Each grant will be evidenced by an Evidence of Award, which may contain such terms and provisions, consistent with the Plan, as the Committee may approve, including without limitation provisions relating to the Participant's termination of employment or other termination of service by reason of retirement, death, disability or otherwise.

7. **Appreciation Rights**. The Committee may also from time to time authorize grants to any Participant of Appreciation Rights upon such terms and conditions as it may determine in accordance with this Section 7. Appreciation Rights may be granted in tandem with Stock Options or separate and apart from a grant of Stock Options. An Appreciation Right will be a right of the Participant to receive from the Company upon exercise an amount which will be determined by the Committee at the Date of Grant and will be expressed as a percentage of the Spread (not exceeding 100%) at the time of exercise. An Appreciation Right granted in tandem with a Stock Option may be exercised only by surrender of the related Stock Option. Each grant of an Appreciation Right may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will state whether it is made in tandem with Stock Options and, if not made in tandem with any Stock Options, will specify the number of shares of Common Stock in respect of which it is made.

(b) Each grant made in tandem with Stock Options will specify the Option Price and each grant not made in tandem with Stock Options will specify the Grant Price, which in either case will not be less than 100% of the Market Value per Share on the Date of Grant.

(c) Any grant may provide that the amount payable on exercise of an Appreciation Right may be paid (i) in cash, (ii) in shares of Common Stock having an aggregate Market Value per Share equal to the Spread (or the designated percentage of the Spread) or (iii) in a combination thereof, as determined by the Committee in its discretion.

(d) Any grant may specify that the amount payable to the Participant on exercise of an Appreciation Right may not exceed a maximum amount specified by the Committee at the Date of Grant.

(e) Successive grants may be made to the same Participant whether or not any Appreciation Rights or other Awards previously granted to such Participant remain unexercised or outstanding.

(f) Each grant will specify the required period or periods of continuous service by the Participant with the Company or any Subsidiary that are necessary before the Appreciation Rights or installments thereof will become exercisable, and will provide that no Appreciation Rights may be exercised except at a time when the Spread is positive and, with respect to any grant made in tandem with Stock Options, when the related Stock Options are also exercisable.

(g) Any grant may specify the Management Objectives that must be achieved as a condition to the exercise of the Appreciation Rights.

(h) Any grant may provide for the earlier exercise of the Appreciation Rights in the event of a change in control or other similar transaction or event.

(i) On or after the Date of Grant, the Committee may provide for the payment to the Participant of dividend equivalents thereon in cash or Common Stock on a current, deferred or contingent basis.

(j) Any grant may provide for the effect on the Appreciation Rights or any shares of Common Stock issued, or other payment made, with respect to the Appreciation Rights of any conduct of the Participant determined by the Committee to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary.

(k) Each grant will be evidenced by an Evidence of Award, which may contain such terms and provisions, consistent with the Plan, as the Committee may approve, including without limitation provisions relating to the Participant's termination of employment or other termination of service by reason of retirement, death, disability or otherwise.

8. **Restricted Shares**. The Committee may also from time to time authorize grants or sales to any Participant of Restricted Shares upon such terms and conditions as it may determine in accordance with this Section 8. Each grant or sale will constitute an immediate transfer of the ownership of shares of Common Stock to the Participant in consideration of the performance of services, entitling such Participant to voting and other ownership rights, but subject to the restrictions set forth in this Section 8. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

   (a) Each grant or sale may be made without additional consideration or in consideration of a payment by the Participant that is less than the Market Value per Share at the Date of Grant, except as may otherwise be required by the Delaware General Corporation Law.

   (b) Each grant or sale may limit the Participant's dividend rights during the period in which the shares of Restricted Shares are subject to any such restrictions.

   (c) Each grant or sale will provide that the Restricted Shares will be subject, for a period to be determined by the Committee at the Date of Grant, to one or more restrictions, including without limitation a restriction that constitutes a "substantial risk of forfeiture" within the meaning of Section 83 of the Code and the regulations of the Internal Revenue Service under such section.

   (d) Any grant or sale may specify the Management Objectives that, if achieved, will result in the termination or early termination of the restrictions applicable to the shares.

   (e) Any grant or sale may provide for the early termination of any such restrictions in the event of a change in control or other similar transaction or event.

   (f) Each grant or sale will provide that during the period for which such restriction or restrictions are to continue, the transferability of the Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Committee at the Date of Grant (which restrictions may include without limitation rights of repurchase or first refusal in favor of the Company or provisions subjecting the Restricted Shares to continuing restrictions in the hands of any transferee).

   (g) Any grant or sale may provide for the effect on the Restricted Shares or any shares of Common Stock issued free of restrictions, or other payment made, with respect to the Restricted Shares of any conduct of the Participant determined by the Committee to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary.

   (h) Each grant or sale will be evidenced by an Evidence of Award, which may contain such terms and provisions, consistent with the Plan, as the Committee may approve, including without limitation provisions relating to the Participant's termination of employment or other termination of service by reason of retirement, death, disability or otherwise.

9. **Restricted Stock Units**. The Committee may also from time to time authorize grants or sales to any Participant of Restricted Stock Units upon such terms and conditions as it may determine in accordance with this Section 9. Each grant or sale will constitute the agreement by the Company to issue or transfer shares of Common Stock to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Committee may specify. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

   (a) Each grant or sale may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Market Value per Share on the Date of Grant, except as may otherwise be required by the Delaware General Corporation Law.

   (b) Each grant or sale will provide that the Restricted Stock Units will be subject to a Deferral Period, which will be fixed by the Committee on the Date of Grant, and any grant or sale may provide for the earlier termination of such period in the event of a change in control or other similar transaction or event.

(c) During the Deferral Period, the Participant will not have any right to transfer any rights under the Restricted Stock Units, will not have any rights of ownership in the Restricted Stock Units and will not have any right to vote the Restricted Stock Units, but the Committee may on or after the Date of Grant authorize the payment of dividend equivalents on such shares in cash or Common Stock on a current, deferred or contingent basis.

(d) Any grant or sale may provide for the effect on the Restricted Stock Units or any shares of Common Stock issued free of restrictions, or other payment made, with respect to the Restricted Stock Units of any conduct of the Participant determined by the Committee to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary.

(e) Each grant or sale will be evidenced by an Evidence of Award, which will contain such terms and provisions as the Committee may determine consistent with the Plan, including without limitation provisions relating to the Participant's termination of employment or other termination of service by reason of retirement, death, disability or otherwise.

10. **Performance Shares and Performance Units**. The Committee may also from time to time authorize grants to any Participant of Performance Shares and Performance Units, which will become payable upon achievement of specified Management Objectives, upon such terms and conditions as it may determine in accordance with this Section 10. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of Performance Shares or Performance Units to which it relates.

(b) The Performance Period with respect to each Performance Share and Performance Unit will be determined by the Committee at the time of grant.

(c) Each grant will specify the Management Objectives that, if achieved, will result in the payment of the Performance Shares or Performance Units.

(d) Each grant will specify the time and manner of payment of Performance Shares or Performance Units which have become payable, which payment may be made in (i) cash, (ii) shares of Common Stock having an aggregate Market Value per Share equal to the aggregate value of the Performance Shares or Performance Units which have become payable or (iii) any combination thereof, as determined by the Committee in its discretion at the time of payment.

(e) Any grant of Performance Shares may specify that the amount payable with respect thereto may not exceed a maximum specified by the Committee on the Date of Grant. Any grant of Performance Units may specify that the amount payable, or the number of shares of Common Stock issued, with respect to the Performance Units may not exceed maximums specified by the Committee on the Date of Grant.

(f) On or after the Date of Grant, the Committee may provide for the payment to the Participant of dividend equivalents on Performance Shares in cash or Common Stock on a current, deferred or contingent basis.

(g) Any grant may provide for the effect on the Performance Shares or Performance Units or any shares of Common Stock issued, or other payment made, with respect to the Performance Shares or Performance Units of any conduct of the Participant determined by the Committee to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary.

(h) Each grant will be evidenced by an Evidence of Award, which will contain such terms and provisions as the Committee may determine consistent with the Plan, including without limitation provisions relating to the payment of the Performance Shares or Performance Units in the event of a change in control or other similar transaction or event and provisions relating to the Participant's termination of employment or other termination of service by reason of retirement, death, disability or otherwise.

11. **Senior Executive Plan Bonuses.** The Committee may from time to time authorize the payment of annual incentive compensation to a Participant who is, or is determined by the Committee to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Code (or any successor provision), which incentive compensation will become payable upon achievement of specified Management Objectives. Subject to Section 5(d), Senior Executive Plan Bonuses will be payable upon such terms and conditions as the Committee may determine in accordance with the following provisions:

    (a) No later than 90 days after the first day of the Company's fiscal year, the Committee will specify the Management Objectives that, if achieved, will result in the payment of a Senior Executive Plan Bonus for such year.

    (b) Following the close of the Company's fiscal year, the Committee will certify in writing whether the specified Management Objectives have been achieved. Approved minutes of a meeting of the Committee at which such certification is made will be treated as written certification for this purpose. The Committee will also specify the time and manner of payment of a Senior Executive Plan Bonus which becomes payable, which payment may be made in (i) cash, (ii) shares of Common Stock having an aggregate Market Value per Share equal to the aggregate value of the Senior Executive Plan Bonus which has become payable or (iii) any combination thereof, as determined by the Committee in its discretion at the time of payment.

    (c) If a change in control occurs during a Performance Period, the Senior Executive Plan Bonus payable to each Participant for the Performance Period will be determined at the highest level of achievement of the Management Objectives, without regard to actual performance and without proration for less than a full Performance Period. The Senior Executive Plan Bonus will be paid at such time following the change in control as the Committee determines in its discretion, but in no event later than 30 days after the date of an event which results in a change in control.

    (d) Each grant may be evidenced by an Evidence of Award, which will contain such terms and provisions as the Committee may determine consistent with the Plan, including without limitation provisions relating to the Participant's termination of employment by reason of retirement, death, disability or otherwise.

12. **Awards to Eligible Directors.**

    (a) Effective upon the consummation of the Company's initial public offering, each Eligible Director will be granted Restricted Shares having an aggregate Market Value per Share equal to $25,000 on the Date of Grant.

    (b) Following the Company's initial public offering, on the date of an Eligible Director's first election to the Board, if such date is not also the date of an annual meeting of the stockholders of the Company, and immediately after each annual meeting of the stockholders of the Company, each Eligible Director will be granted Restricted Shares having an aggregate Market Value per Share equal to $25,000 on the Date of Grant.

    (c) Each grant of Restricted Shares to an Eligible Director will vest in three equal installments on the first, second and third anniversaries of the Date of Grant and may not be sold or otherwise transferred (other than by will or the laws of descent and distribution) prior to such vesting date. If, prior to a vesting date, an Eligible Director voluntarily resigns or is removed from the Board, the Eligible Director's unvested Restricted Shares will be forfeited and cancelled. In the event of an Eligible Director's retirement from the Board, death or disability prior to a vesting date, all unvested Restricted Shares will become fully vested.

13. **Transferability.** No Award may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution, pursuant to a qualified domestic relations order or, with the consent of the Committee, by gifts to family members of the Participant, including to trusts in which family members of the Participant own more than 50% of the beneficial interests, to foundations in which family members of the Participant or the Participant controls the management of assets and to other entities in which more than 50% of the voting interests are owned by family members of the Participant or the Participant. No Stock Option or Appreciation Right granted to a Participant will be exercisable during the Participant's lifetime by any person other than the Participant or the Participant's guardian or legal representative or any permitted transferee.

14. **Adjustments.**

(a) The Committee may make or provide for such adjustments in (i) the maximum number of shares of Common Stock specified in Sections 4 and 5, (ii) the number of shares of Common Stock covered by outstanding Stock Options, Appreciation Rights, Performance Shares and Restricted Stock Units granted under the Plan, (iii) the Option Price or Grant Price applicable to any Stock Options and Appreciation Rights, and (iv) the kind of shares covered by any such Awards (including shares of another issuer), as the Committee in its discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants that otherwise would result from (x) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company. or (y) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (z) any other corporate transaction or event having an effect similar to any of the foregoing. In the event of any such transaction or event, the Committee, in its discretion, may provide in substitution for any or all outstanding Awards such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection with such substitution the surrender of all Awards so replaced. Moreover, the Committee may on or after the Date of Grant provide in the Evidence of Award under the Plan that the holder of the Award may elect to receive an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect, or the Committee may provide that the holder will automatically be entitled to receive such an equivalent award.

(b) The Committee may accelerate the payment of, or vesting with respect to, any Award under the Plan upon the occurrence of a transaction or event described in this Section 14; provided, however, that in the case of any Award that constitutes a deferral of compensation within the meaning of Section 409A of the Code, the Committee will not accelerate the payment of the Award unless it determines in good faith that such transaction or event satisfies the requirements of a change in control event under guidance issued by the Secretary of the Treasury under Section 409A.

15. **Fractional Shares.** the Company will not be required to issue any fractional share of Common Stock pursuant to the Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

16. **Withholding Taxes.** To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under the Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld. In addition, if permitted by the Committee, the Participant or such other person may elect to have any withholding obligation of the Company satisfied with shares of Common Stock that would otherwise be transferred to the Participant or such other person in payment of the Participant's Award.

However, without the consent of the Committee, shares of Common Stock will not be withheld in excess of the minimum number of shares required to satisfy the Company's withholding obligation.

17. **Administration of the Plan.**

(a) Unless the administration of the Plan has been expressly assumed by the Board pursuant to a resolution of the Board, the Plan will be administered by the Committee. A majority of the Committee will constitute a quorum, and the action of the members of the Committee present at any meeting at which a quorum is present, or acts unanimously approved in writing, will be the acts of the Committee.

(b) The Committee has the full authority and discretion to administer the Plan and to take any action that is necessary or advisable in connection with the administration of the Plan, including without limitation the authority and discretion to interpret and construe any provision of the Plan or of any agreement, notification or document evidencing an Award. The interpretation and construction by the Committee of any such provision and any determination by the Committee pursuant to any provision of the Plan or of any such agreement, notification or document will be final and conclusive. No member of the Committee will be liable for any such action or determination made in good faith.

(c) It is the Company's intention that any Award granted under the Plan that constitutes a deferral of compensation within the meaning of Section 409A of the Code and the guidance issued by the Secretary of the Treasury under Section 409A satisfy the requirements of Section 409A. In granting such an Award, the Committee will use its best efforts to exercise its authority under the Plan with respect to the terms of such Award in a manner that the Committee determines in good faith will cause the Award to comply with Section 409A and thereby avoid the imposition of penalty taxes and interest upon the Participant receiving the Award.

(d) If the administration of the Plan is assumed by the Board pursuant to Section 17(a), the Board will have the same authority, power, duties, responsibilities and discretion given to the Committee under the terms of the Plan.

18. **Amendments and Other Matters.**

(a) The Plan may be amended from time to time by the Committee or the Board but may not be amended without further approval by the stockholders of the Company if such amendment would result in the Plan no longer satisfying any applicable requirements of the New York Stock Exchange (or the principal national securities exchange on which the Common Stock is traded), Rule 16b-3 or Section 162(m) of the Code.

(b) Neither the Committee nor the Board will authorize the amendment of any outstanding Stock Option to reduce the Option Price without the further approval of the stockholders of the Company. Furthermore, no Stock Option will be cancelled and replaced with Stock Options having a lower Option Price without further approval of the stockholders of the Company. The provisions of this Section 18(b) are intended to prohibit the repricing of "underwater" Stock Options and will not be construed to prohibit the adjustments provided for in Section 14.

(c) The Plan may be terminated at any time by action of the Board. The termination of the Plan will not adversely affect the terms of any outstanding Award.

(d) The Plan does not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant's employment or other service at any time.

(e) If the Committee determines, with the advice of legal counsel, that any provision of the Plan would prevent the payment of any Award intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code from so qualifying, such Plan provision will be invalid and cease to have any effect without affecting the validity or effectiveness of any other provision of the Plan.

19. **Governing Law**. The Plan, all Awards and all actions taken under the Plan and the Awards will be governed in all respects in accordance with the laws of the State of Delaware, including without limitation, the Delaware statute of limitations, but without giving effect to the principles of conflicts of laws of such State.

Low-Emissions Facilities

Carbon is expected to become more expensive. We're already prepared. Paramount is one of the lowest emissions refineries in California, and the modern configuration of Krotz Springs makes it a low-emissions player as well.

Powerful Brands

Our retail segment turned in record performance in 2009. Fuels sales per site were up 24.5% and inside sales per site increased 3.4%. Having strong brands in our business mix will bolster our financial performance.

GIVING BACK

AT&T Performing Arts Center



The people of Dallas and North Texas have a beautiful new cultural center in their community, and Alon USA played a leading role in bringing it to life. We presented a gift of $1 million to help construct the new facilities. The center encompasses four world-class venues, which will bring hundreds of performances every year to enrich the lives of our citizens.

Supriya Jindal Foundation for Louisiana's Children



Alon USA joined Louisiana First Lady Supriya Jindal in her quest to improve the quality of education in the state's public schools. Her foundation raises money to put smart white boards in classrooms, and Alon USA is contributing generously to the cause. We have pledged to donate $250,000 over three years to benefit schools that serve the children of our Krotz Springs and Central Louisana communities.



Areas of Operation
Refinery
Asphalt Terminal
Alon USA Terminal
Wright JV Asphalt Terminal
Exchange Terminal
Alon Pipelines
Third-Party Terminal
Alon Pipelines (unfinished)
Key Retail Cities
Third-Party Pipelines
WASHINGTON
Richmond Beach
Portland
Willbridge
OREGON
NEVADA
Fernley
Elk Grove
CALIFORNIA
Mojave
Bakersfield
Paramount/
Long Beach
ARIZONA
Fredonia
Flagstaff
Phoenix
Tucson
NEW MEXICO
Bloomfield
Moriarty
Albuquerque
El Paso
OKLAHOMA
Tulsa
Duncan
Lubbock
Wichita
Falls
Abilene
Dallas/Ft Worth
Big Spring
Orla
Midland/Odessa
ARKANSAS
LOUISIANA
Krotz
Springs
Nederland
Houston
Empire
TEXAS
Corpus Christi
South Marsh
Island
Loop

Financial Highlights *(in thousands except per share data)*	2009	2008	2007
Net sales	$ 3,915,732	$ 5,156,706	$ 4,542,151
Operating income (loss)	$ (80,836)	$ 223,477	$ 186,119
Net income (loss)	$ (115,156)	$ 82,883	$ 103,936
Earnings (loss) per share, basic	$ (2.46)	$ 1.77	$ 2.22
Net cash provided by (used in) operating activities	$ 283,145	$ (812)	$ 123,950
Total assets	$ 2,132,789	$ 2,413,433	$ 1,581,386
Total equity	$ 431,918	$ 536,867	$ 403,922

Operational Highlights	2009	2008	2007
Total refinery sales volumes - barrels per day	127,400	119,195	91,027
Total asphalt sales volume (thousands of tons)	1,191	1,298	1,927
Branded fuel sales (thousands of gallons)	274,101	339,100	458,581
Merchandise sales (thousands of dollars)	$ 268,785	$ 261,144	$ 220,807
Number of employees	2,825	2,760	2,697

Areas of Operation


Refinery
Asphalt Terminal
Alon USA Terminal
Wright JV Asphalt Terminal
Exchange Terminal
Alon Pipelines
Third-Party Terminal
Alon Pipelines (unfinished)
Key Retail Cities
Third-Party Pipelines
WASHINGTON
Richmond Beach
Portland
Willbridge
OREGON
NEVADA
Fernley
Elk Grove
CALIFORNIA
Mojave
Bakersfield
Paramount/
Long Beach
ARIZONA
Fredonia
Flagstaff
Phoenix
Tucson
NEW MEXICO
Bloomfield
Moriarty
Albuquerque
El Paso
OKLAHOMA
Tulsa
Duncan
ARKANSAS
Lubbock
Wichita
Falls
Abilene
Dallas/Ft Worth
Big Spring
Orla
Midland/Odessa
LOUISIANA
Krotz
Springs
Nederland
Houston
TEXAS
Corpus Christi
Empire
South Marsh
Island
Loop

Financial Highlights *(in thousands except per share data)*

	2009	2008	2007
Net sales	$ 3,915,732	$ 5,156,706	$ 4,542,151
Operating income (loss)	$ (80,836)	$ 223,477	$ 186,119
Net income (loss)	$ (115,156)	$ 82,883	$ 103,936
Earnings (loss) per share, basic	$ (2.46)	$ 1.77	$ 2.22
Net cash provided by (used in) operating activities	$ 283,145	$ (812)	$ 123,950
Total assets	$ 2,132,789	$ 2,413,433	$ 1,581,386
Total equity	$ 431,918	$ 536,867	$ 403,922

Operational Highlights

	2009	2008	2007
Total refinery sales volumes - barrels per day	127,400	119,195	91,027
Total asphalt sales volume (thousands of tons)	1,191	1,298	1,927
Branded fuel sales (thousands of gallons)	274,101	339,100	458,581
Merchandise sales (thousands of dollars)	$ 268,785	$ 261,144	$ 220,807
Number of employees	2,825	2,760	2,697

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC Mail Processing Section
APR 06 2010
Washington, DC
110

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM ________ TO ________.

Commission file number: 001-32567

ALON USA ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**74-2966572**
(State of incorporation)	(I.R.S. Employer Identification No.)
7616 LBJ Freeway, Suite 300, Dallas, Texas	**75251**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (972) 367-3600

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a Smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value for the registrant's common stock held by non-affiliates as of June 30, 2009, the last day of the registrant's most recently completed second fiscal quarter was $84,064,473.99.

As of March 1, 2010, 54,170,913 shares of the registrant's common stock, $0.01 par value, were outstanding.

Documents incorporated by reference: Proxy statement of the registrant relating to the registrant's 2010 annual meeting of stockholders, which is incorporated into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEMS 1. AND 2. BUSINESS AND PROPERTIES.

Statements in this Annual Report on Form 10-K, including those in Items 1 and 2, "Business and Properties," and Item 3, "Legal Proceedings," that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See "Forward-Looking Statements" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 for a discussion of forward-looking statements and of factors that could cause actual outcomes and results to differ materially from those projected.

COMPANY OVERVIEW

In this Annual Report, the words "we," "our" and "us" refer to Alon USA Energy, Inc. and its consolidated subsidiaries or to Alon USA Energy, Inc. or an individual subsidiary, and not to any other person.

We are a Delaware corporation formed in 2000 to acquire the Big Spring, Texas refinery and related pipeline, terminal and marketing assets from Atofina Petrochemicals, Inc., or FINA. In 2006, we acquired refineries in Paramount and Long Beach, California and Willbridge, Oregon, together with the related pipeline, terminal and marketing assets, through the acquisitions of Paramount Petroleum Corporation and Edgington Oil Company. In 2008, we acquired a refinery in Krotz Springs, Louisiana through the acquisition of Valero Refining Company-Louisiana. As of December 31, 2009, we operated 308 convenience stores in Central and West Texas and New Mexico, primarily under the 7-Eleven and FINA brand names. Our convenience stores typically offer merchandise, food products and motor fuels. Our principal executive offices are located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251, and our telephone number is (972) 367-3600. Our website can be found at www.alonusa.com.

On July 28, 2005, our stock began trading on the New York Stock Exchange under the trading symbol "ALJ." We are a controlled company under the rules and regulations of the New York Stock Exchange because Alon Israel Oil Company, Ltd. ("Alon Israel") holds more than 50% of the voting power for the election of our directors through its ownership of approximately 76.02% of our outstanding common stock. Alon Israel, an Israeli limited liability company, is the largest services and trade company in Israel. Alon Israel entered the gasoline marketing and convenience store business in Israel in 1989 and has grown to become a leading marketer of petroleum products and one of the largest operators of retail gasoline and convenience stores in Israel. Alon Israel is a controlling shareholder of Blue Square Israel, Ltd., a leading retailer in Israel, which is listed on the New York Stock Exchange and the Tel Aviv Stock Exchange and also of Dor-Alon Energy in Israel (1988) Ltd., a leading Israeli marketer, developer and operator of gas stations and shopping centers which is listed on the Tel Aviv Stock Exchange.

We file annual, quarterly and current reports and proxy statements, and file or furnish other information, with the Securities Exchange Commission ("SEC"). Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov. In addition, we make our SEC filings available free of charge through our internet website at www.alonusa.com as soon as reasonably practicable after we electronically file, or furnish, such material with the SEC. In addition, we will provide copies of our filings free of charge to our stockholders upon request to Alon USA Energy, Inc., Attention: Investor Relations, 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251. We have also made the following documents available free of charge through our internet website at www.alonusa.com:

- Compensation Committee Charter;
- Audit Committee Charter;
- Corporate Governance Guidelines; and
- Code of Business Conduct and Ethics.

BUSINESS

We are an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. Our crude oil refineries are located in Texas, California, Oregon and Louisiana and have a combined throughput capacity of approximately 250,000 barrels per day ("bpd"). Our refineries produce petroleum products including various grades of gasoline, diesel fuel, jet fuel, petrochemicals, petrochemical feedstocks, asphalt, and other petroleum-based products.

In the first quarter of 2008, we modified our presentation of segment data to reflect the following three operating segments: (i) refining and unbranded marketing, (ii) asphalt and (iii) retail and branded marketing. The branded marketing segment information historically included as part of the refining and marketing segment was combined with the retail segment in 2008 and prior segment results have been changed to conform with the current year presentation. Additional information regarding our operating segments and properties is presented in Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Refining and Unbranded Marketing

Our refining and unbranded marketing segment includes sour and heavy crude oil refineries that are located in Big Spring, Texas; and Paramount and Long Beach, California; and a light sweet crude oil refinery located in Krotz Springs, Louisiana. Because we operate the Long Beach refinery as an extension of the Paramount refinery and due to their physical proximity to one another, we refer to the Long Beach and Paramount refineries together as our "California refineries." Our refineries have a combined throughput capacity of approximately 240,000 bpd. At our refineries we refine crude oil into petroleum products, including gasoline, diesel fuel, jet fuel, petrochemicals, petrochemical feedstocks and asphalts, which are marketed primarily in the South Central, Southwestern and Western United States.

Big Spring Refinery

Our Big Spring refinery has a crude oil throughput capacity of 70,000 bpd and is located on 1,306 acres in the Permian Basin in West Texas. In industry terms, our Big Spring refinery is characterized as a "cracking refinery," which generally refers to a refinery utilizing vacuum distillation and catalytic cracking processes in addition to basic distillation, naphtha reforming and hydrotreating processes, to produce higher light product yields through the conversion of heavier fuel oils into gasoline, light distillates and intermediate products.

Major processing units at our Big Spring refinery include fluid catalytic cracking ("FCC"), naphtha reforming, vacuum distillation, hydrotreating and alkylation units.

On February 18, 2008, a fire at the Big Spring refinery destroyed the propylene recovery unit and damaged equipment in the alkylation and gas concentration units. The re-start of the crude unit in a hydroskimming mode began on April 5, 2008 and the Fluid Catalytic Cracking Unit ("FCCU") resumed operations on September 26, 2008. All of the repairs to the units damaged in the fire were completed by the end of 2009 other than the alkylation unit which returned to operations in January 2010.

Our Big Spring refinery has the capability to process substantial volumes of less expensive high-sulfur, or sour, crude oils to produce a high percentage of light, high-value refined products. Typically, sour crude oil has accounted for approximately 90.0% of the Big Spring refinery's crude oil input.

Our Big Spring refinery produces ultra low-sulfur gasoline, ultra low-sulfur diesel, jet fuel, petrochemicals, petrochemical feedstocks, asphalt and other petroleum products. This refinery typically converts approximately 90.0% of its feedstock into finished products such as gasoline, diesel, jet fuel and petrochemicals, with the remaining 10.0% primarily converted to asphalt and liquefied petroleum gas.

During each full year of operations since our acquisition from FINA other than 2009 and 2008, we have averaged over 90% utilization of our Big Spring refinery's crude oil throughout capacity. The following table summarizes historical throughput and production data for our Big Spring refinery:

	Year Ended December 31,					
	2009		2008		2007	
	bpd	%	bpd	%	bpd	%
Refinery throughput:						
Sour crude	48,340	80.8	31,654	83.8	58,607	86.0
Sweet crude	9,238	15.4	4,270	11.3	5,017	7.4
Blendstocks	2,292	3.8	1,869	4.9	4,521	6.6
Total refinery throughput (1)	59,870	100.0	37,793	100.0	68,145	100.0
Refinery production:						
Gasoline	26,826	45.0	14,266	38.4	32,135	47.5
Diesel/jet	19,136	32.2	10,439	28.2	19,676	29.1
Asphalt	5,289	8.9	4,850	13.1	7,620	11.3
Petrochemicals	2,928	4.9	1,221	3.3	3,980	5.9
Other	5,327	9.0	6,298	17.0	4,190	6.2
Total refinery production (2)	59,506	100.0	37,074	100.0	67,601	100.0
Refinery utilization (3)		82.3%		52.3%		92.5%

(1) Total refinery throughput represents the total barrels per day of crude oil and blendstock inputs in the refinery production process.

(2) Total refinery production represents the barrels per day of various products produced from processing oil and other refinery feedstocks through the crude unit and other conversion units at our Big Spring refinery.

(3) Refinery utilization represents average daily crude oil throughput divided by crude oil capacity, excluding planned periods of downtime for maintenance and turnarounds.

Refinery throughput and production for 2009 reflects the effects of downtime associated with a scheduled reformer regeneration in May 2009, an unscheduled reformer regeneration in November 2009 and a scheduled shutdown of the ultra low-sulfur gas unit for completion of our ultra low-sulfur gas project. Refinery throughput and production for 2008 reflects the effects of the downtime associated with the February 18, 2008 fire. Refinery throughput and production for 2007 reflects the effects of downtime associated with a scheduled reformer regeneration in January 2007, scheduled maintenance in the third quarter of 2007 and restrictions on throughput caused by limited hydrogen production due to operational issues in the catalytic reformer which were resolved by a reformer regeneration completed in January 2008.

Big Spring Refinery Raw Material Supply

Sour crude oil has typically accounted for more than 90% of our crude oil input at the Big Spring refinery, of which approximately 93% was West Texas Sour ("WTS") crude oil prior to 2007. In late 2006, we began to use different crudes and feedstocks shipped from the Texas Gulf Coast on the Amdel pipeline to diversify our crude sources and to improve production yields. As a result, in 2007 WTS decreased to approximately 77% of the Big Spring Refinery's sour crude oil input. WTS was approximately 63% of the Big Spring Refinery's sour crude oil input in 2008 and approximately 78% of the Big Spring Refinery's sour crude oil input in 2009. Our Big Spring refinery is the closest refinery to Midland, Texas, which is the largest origination terminal for West Texas crude oil. We believe this location provides us with the lowest transportation cost differential for West Texas crude oil of any refinery.

Approximately 66% of our Big Spring refinery's crude oil input requirements are purchased through term contracts with several suppliers, including major oil companies. These term contracts are generally short-term in nature with arrangements that contain market-responsive pricing provisions and provisions for renegotiation or cancellation by either party. A small amount of locally gathered crude oil is also delivered directly to our Big Spring refinery. The remainder of the Big Spring refinery's crude oil input requirements are purchased on the spot market.

In addition, access to the Amdel and White Oil pipelines gives us the ability to optimize our refinery crude slate by transporting foreign and domestic crude oils to our Big Spring refinery from the Gulf Coast when the economics for processing those crude oils are more favorable than processing locally-sourced crude oils. Other feedstocks, including butane, isobutane and asphalt blending components, are delivered by truck and railcar, and a majority of our natural gas is delivered by a pipeline in which we own a 63% interest.

Crude Oil Pipelines

We receive WTS crude oil and West Texas Intermediate ("WTI"), a light sweet crude oil, primarily from regional common carrier pipelines. We also have access to offshore domestic and foreign crude oils available on the Gulf Coast through the Amdel and White Oil pipelines. This combination of access to Permian Basin crude oil and foreign and offshore domestic crude oil from the Gulf Coast allows us to optimize our Big Spring refinery's crude oil supply at any given time. The crude oil pipelines we utilize consist of the following:

Crude Oil Pipelines	Status	Miles	Connections
Amdel	Sunoco Throughput	504	Midland and Nederland
White Oil	Sunoco Throughput	25	Garden City (Amdel) and Big Spring
Mesa Interconnect	Owned	4	Mesa pipeline and Big Spring
Centurion	Owned (leased to Centurion)	3	Centurion pipeline and Big Spring

The 504-mile bi-directional Amdel pipeline and the 25-mile White Oil pipeline connect our refinery to Nederland, Texas, which is located on the Gulf Coast, and to Midland, Texas. Permian Basin crude oil is delivered to our Big Spring refinery through the 4-mile long, 16-inch diameter Mesa Interconnect pipeline which is connected to the Mesa pipeline system, a common carrier, and through our 3-mile long, 12-inch diameter connection pipeline which is leased to Centurion Pipeline L.P. ("Centurion") and connected to the Centurion 12-inch and 8-inch diameter pipeline system from Midland, Texas to Roberts Junction in Texas.

On March 1, 2006, we sold our Amdel and White Oil crude pipelines to an affiliate of Sunoco, Inc. ("Sunoco"), for a total consideration of approximately $68.0 million. In conjunction with the sale of the Amdel and White Oil pipelines, we entered into a 10-year pipeline Throughput and Deficiency Agreement with Sunoco, with an option to extend the agreement by four additional thirty-month periods. The Throughput and Deficiency Agreement allows us to maintain crude oil transportation rights on the pipelines from the Gulf Coast and from Midland, Texas to the Big Spring refinery. Pursuant to the Throughput and Deficiency Agreement, we have agreed to ship a minimum of 15,000 bpd on the pipelines during the term of the agreement. We commenced shipments of crude oil through the Amdel and White Oil pipelines under this agreement in October 2006.

To further diversify crude oil delivery sources to our Big Spring refinery, we entered into a 15-year arrangement with Centurion in June 2006. Pursuant to this arrangement, Centurion will provide us with crude oil transportation pipeline capacity, and we ship a minimum of 21,500 bpd of crude oil from Midland, Texas to our Big Spring refinery using Centurion's approximately 40-mile long pipeline system from Midland to Roberts Junction and our 3-mile pipeline from Roberts Junction to the Big Spring refinery which we lease to Centurion. We commenced shipments of crude oil through these pipelines in November 2006.

Big Spring Refinery Production

Gasoline. In 2009, gasoline accounted for approximately 45.0% of our Big Spring refinery's production. We produce various grades of gasoline, ranging from 84 sub-octane regular unleaded to 93 octane premium unleaded, and use a computerized component blending system to optimize gasoline blending. We completed our ultra low-sulfur gasoline project in the second half of 2009, so gasoline currently produced at the Big Spring refinery complies with the U.S. Environmental Protection Agency's ("EPA") ultra low-sulfur gasoline standard of 30 parts per million ("ppm"). Our Big Spring refinery is capable of producing specially formulated fuels, such as those required in the El Paso, Dallas/Fort Worth and Arizona markets.

Distillates. In 2009, diesel and jet fuel accounted for approximately 32.2% of our Big Spring refinery's production. All of the on-road specification diesel fuel we produce meets the EPA's ultra low-sulfur diesel standard of 15 ppm. Our jet fuel production conforms to the JP-8 grade military specifications required by the Air Force bases to which we market our jet fuel.

Asphalt. Asphalt accounted for approximately 8.9% of our Big Spring refinery's production in 2009. Approximately 49.3% of our Big Spring refinery's asphalt production is blended paving grades and 50.7% is asphalt blendstocks. We have an exclusive license to use FINA's asphalt blending technology in West Texas, Arizona, New Mexico and Colorado and a non-exclusive license in Idaho, Montana, Nevada, North Dakota, Utah and Wyoming. Exclusivity under this fully-paid license remains in effect as long as we continue to purchase our rubber modifiers from FINA, although we may purchase rubber modifiers from other sources and maintain such exclusivity if FINA does not provide competitive pricing on these products. Because FINA ceased supplying rubber modifiers in the United States in the first quarter of 2005, we have been purchasing rubber modifiers from other sources since that time. Our asphalt facilities are capable of producing up to 30 different product formulations, including both polymer modified asphalt ("PMA") and ground tire rubber ("GTR") asphalt. Asphalt produced at the Big Spring refinery is transferred to our asphalt segment at prices substantially determined by reference to the cost of crude oil, which is intended to approximate bulk wholesale market prices.

Petrochemical Feedstocks and Other. We produce propane, propylene, certain aromatics, specialty solvents and benzene for use as petrochemical feedstocks, along with other by-products such as sulfur and carbon black oil. Our Big Spring refinery has sulfur processing capabilities of approximately two tons per thousand bpd of crude oil capacity, which is above the average for cracking refineries and aids in our ability to produce low sulfur motor fuels while continuing to process significant amounts of sour crude oil.

Big Spring Refinery Transportation Fuel Marketing

Our refining and unbranded marketing segment sales include sales of refined products from our Big Spring refinery in both the wholesale rack and bulk markets. Our marketing of transportation fuels produced at our Big Spring refinery is focused on four states in the Southwestern and South Central regions of the United States through our physically integrated system.

We market transportation fuels produced at our Big Spring refinery in West and Central Texas, Oklahoma, New Mexico and Arizona. We refer to these areas as our 'physically integrated system' because our distributors in this region are supplied with motor fuels produced at our Big Spring refinery and distributed through a network of pipelines and terminals which we either own or have access to through leases or long-term throughput agreements. Other than in 2008 due to the February 18, 2008 fire, approximately 53% of the gasoline and 14% of the diesel motor fuels produced at our Big Spring Refinery are transferred to our retail and branded marketing segments at prices substantially determined by reference to commodity pricing information published by Platts.

Unbranded Transportation Fuel Marketing. We presently sell a majority of the diesel fuel and approximately 25.41% of the gasoline produced at our Big Spring refinery on an unbranded basis. During 2009 we sold over 16,424 bpd of our Big Spring refinery's diesel fuel and gasoline production as unbranded fuels, which were largely sold through our physically integrated system.

Jet Fuel Marketing. We market substantially all the jet fuel produced at our Big Spring refinery as JP-8 grade to the Defense Energy Supply Center ("DESC"). All DESC contracts are for a one-year term and are awarded through a competitive bidding process. We have traditionally bid for contracts to supply Dyess Air Force Base in Abilene, Texas and Sheppard Air Force Base in Wichita Falls, Texas. Jet fuel production in excess of existing contracts is sold through unbranded rack sales.

Product Supply Sales. We sell transportation fuel production in excess of our branded and unbranded marketing needs through bulk sales and exchange channels. These bulk sales and exchange arrangements are entered into with various oil companies and traders and are transported through our product pipeline network or truck deliveries. Our petrochemical feedstock and other petroleum product production is sold to a wide customer base and is transported through truck and railcars.

Big Spring Product Pipelines

The product pipelines we utilize to deliver refined products from our Big Spring refinery are linked to the major third-party product pipelines in the geographic area around our Big Spring refinery. These pipelines provide us flexibility to optimize product flows into multiple regional markets. This product pipeline network can also (1) receive additional transportation fuel products from the Gulf Coast through the Delek product terminal and Magellan pipelines, (2) deliver and receive products to and from the Magellan system, our connection to the Group III, or mid-continent markets, and (3) deliver products to the New Mexico and Arizona markets through third-party systems. The following table describes the product pipelines which we utilize:

Product Pipelines	Access	Miles	Connections	Expiration Date
Plains (1)	Lease	38	Coahoma and Midland	2012
Fin-Tex	HEP throughput	137	Midland and Orla (Holly)	2020
Holly	Lease	133	Orla and El Paso	2018
Trust	HEP throughput	332	Big Spring/Abilene/Wichita Falls	2020
Dyess JP-8	HEP throughput	2	Abilene and Dyess Air Force Base	2020
River	HEP throughput	47	Wichita Falls and Duncan (Magellan)	2020
Carswell	Owned	148	Abilene and Fort Worth	N/A

(1) The description of the Plains pipeline does not include a 4-mile pipeline that we own connecting Big Spring and Coahoma, Texas.

In February 2005, we completed the contribution of our Fin-Tex, Trust, River and Dyess JP-8 product pipelines, and certain of our product terminals connected to these pipelines to Holly Energy Partners, LP ("HEP"). Simultaneous with this transaction, we entered into a Pipelines and Terminal Agreement with HEP with an initial term of 15 years and three subsequent five year renewal terms exercisable at our sole discretion. Pursuant to the Pipelines and Terminal Agreement, we have agreed to transport and store minimum volumes of refined products in the pipelines and terminals and to pay specified tariffs and fees for such transportation and storage during the term of the agreement. See Note 5 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

The Plains, Fin-Tex and Holly pipelines make up the Fin-Tex system. Our access to the Plains and Holly pipelines is secured by pipeline leases, while our access to the Fin-Tex pipeline is provided through our Pipelines and Terminals Agreement with HEP. The Fin-Tex system transports product from the Big Spring refinery to El Paso, Texas and allows product to be placed in Tucson and Phoenix, Arizona through the third-party Kinder Morgan pipeline. The Fin-Tex system also gives us access to the Albuquerque and Bloomfield, New Mexico markets. We deliver physical barrels to El Paso and receive, through an exchange agreement with Navajo Refining Company, physical barrels in Albuquerque and Bloomfield.

The Trust pipeline connects our Big Spring refinery to terminals in Abilene and Wichita Falls, while the River pipeline connects the terminal in Wichita Falls to our Duncan, Oklahoma terminal. At Duncan, the River pipeline connects into the Magellan pipeline system for sales into Group III, or mid-continent, markets. The Trust and River pipeline system is a bi-directional pipeline system which we access through our Pipelines and Terminals Agreement with HEP.

The Dyess JP-8 pipeline connects the Abilene terminal to Dyess Air Force Base. Our access to this pipeline is also provided through our Pipelines and Terminals Agreement with HEP.

Our Carswell pipeline system runs from Abilene to Fort Worth, Texas. The Carswell pipeline is currently inactive.

Product Terminals

We primarily utilize the following six product terminals for delivery of transportation fuels produced at our Big Spring refinery, of which two are owned and three are accessed through our Pipelines and Terminal Agreement with HEP:

Terminals	Access	Working Capacity (1)	Supply Source	Mode of Delivery
Big Spring, Texas (2)	Owned	331	Pipeline/refinery	Pipeline/truck
Abilene, Texas	HEP	111	Pipeline	Pipeline/truck
Wichita Falls, Texas	HEP	189	Pipeline	Pipeline/truck
Duncan, Oklahoma	Owned (3)	154	Pipeline	Pipeline
Orla, Texas	HEP	116	Pipeline	Pipeline
Southlake, Texas	Terminalling Agreement	212	Pipeline	Truck
Total		1,113		

(1) Measured in thousands of barrels.

(2) Includes the tankage located at our Big Spring refinery.

(3) The terminal is owned, but the underlying real property is leased.

All six terminals we access are physically integrated with our Big Spring refinery through the product pipelines we utilize. Four of these six terminals, Big Spring, Abilene, Southlake and Wichita Falls, are equipped with truck loading racks. The other two terminals, Duncan, Oklahoma and Orla, Texas, are used for delivering shipments into third-party pipeline systems. The Southlake terminal is supplied pursuant to a throughput agreement with Nustar Logistics, LP ("Nustar") whereby we have agreed to ship 2,000 bpd of product from the HEP-owned Wichita Falls, Texas terminal to the Southlake terminal through Nustar's pipeline. We also directly access three other terminals located in El Paso, Texas and Tucson and Phoenix, Arizona.

California Refineries and Terminals

On August 4, 2006, we completed the purchase of the stock of Paramount Petroleum Corporation, a heavy crude oil refining company. Paramount Petroleum Corporation's assets included two refineries located in Paramount, California and Willbridge, Oregon with a combined refining capacity of 66,000 bpd, seven asphalt terminals located in Washington (Richmond Beach), California (Elk Grove and Mojave), Arizona (Phoenix, Fredonia and Flagstaff), and Nevada (Fernley) (50% interest), and a 50% interest in Wright Asphalt Products Company ("Wright"), which specializes in patented ground tire rubber modified asphalt products. Our Paramount refinery has a crude oil throughput capacity of 54,000 bpd and is located on 63 acres in Paramount, California. In industry terms, the Paramount refinery is characterized as a "hydroskimming refinery" which is a more complex refinery configuration than a "topping refinery" (described below), adding naphtha reforming, hydrotreating and other chemical treating processes to the distillation process. In addition to producing vacuum gas oil and asphalt, our Paramount refinery utilizes naphtha reforming and hydrotreating to produce gasoline and distillate products from the light oil streams resulting from the distillation process.

On September 28, 2006, we completed the acquisition of Edgington Oil Company, a heavy crude oil refining company located in Long Beach, California. Edgington Oil Company's assets included a refinery with a nameplate capacity of approximately 40,000 bpd. Our Long Beach refinery has a crude oil throughput capacity of 40,000 bpd and is located on 19 acres in Long Beach, California. In industry terms, the Long Beach refinery is characterized as a "topping refinery" which generally refers to a low complexity refinery configuration consisting primarily of a distillation unit. Distillation is the first step in the refining process — separating crude oil into its constituent petroleum products. The Long Beach refinery utilizes vacuum distillation to produce vacuum gas oil and asphalt.

Our refineries located in Paramount and Long Beach are included in our refining and unbranded marketing segment, while our refinery in Willbridge is included in our asphalt segment. Because we operate the Long Beach refinery as an extension of the Paramount refinery and due to their physical proximity to one another, we refer to the Paramount and Long Beach refineries together as our "California refineries."

Our California refineries have the capability to process substantial volumes of less expensive sour crude oils. In 2009 at the California refineries, sour crude oil accounted for approximately 43.5% of crude oil input and heavy crude oil accounted for 56.5%. The California refineries are connected by pipelines we own. Asphalt is the only finished product produced at the Long Beach refinery. Approximately 56% of the unfinished motor fuels, jet fuel and other products produced at the Long Beach refinery in 2009 were transferred to the Paramount refinery via our pipeline connection and by trucks for final processing and marketing, with the remainder sold to other area refineries and third parties. Major processing units at the California refineries include naphtha reforming, vacuum distillation, hydrotreating and isomerization units.

Our California refineries produce CARBOB gasoline, CARB diesel, jet fuel, asphalt and other petroleum products. In 2009, these refineries converted approximately 39.7% of crude oil into higher value products such as gasoline, diesel and jet fuel, with 29.5% converted to asphalt, fuel oil and sulfur. The remaining 30.8% of production was sold as unfinished feedstocks to other refineries and third parties.

As reflected in our 2009 production results, the California refineries still produced unfinished products. Unfinished products typically provide lower margins than finished products. In order to realize higher margins for the sale of these finished products, we have completed a refinery upgrade project to bring online a naphtha hydrotreater located at the Paramount refinery. The naphtha hydrotreater allows us to increase our production of distillates and gasoline and to produce less unfinished products.

In 2009, we averaged approximately 46% utilization of our California refineries' crude oil throughput capacity. The following table summarizes 2009, 2008 and 2007 throughput and production data for our California refineries on a combined basis.

	Year Ended December 31,					
	2009		2008		2007	
	bpd	%	bpd	%	bpd	%
Refinery throughput:						
Medium sour crude	13,408	43.0	8,014	25.8	20,839	33.7
Heavy crude	17,420	55.9	22,590	72.6	40,700	65.9
Blendstocks	330	1.1	495	1.6	223	0.4
Total refinery throughput (1)	31,158	100.0	31,099	100.0	61,762	100.0
Refinery production:						
Gasoline	4,920	16.2	4,141	13.7	7,318	12.1
Diesel/jet	7,123	23.5	7,481	24.8	13,360	22.1
Asphalt	8,976	29.5	9,214	30.5	19,006	31.5
Light unfinished	117	0.4	—	—	3,071	5.1
Heavy unfinished	8,813	29.0	9,182	30.4	16,793	27.9
Other	418	1.4	192	0.6	793	1.3
Total refinery production (2)	30,367	100.0	30,210	100.0	60,341	100.0
Refinery utilization (3)		46.2%		46.3%		85.9%

(1) Total refinery throughput represents the total barrels per day of crude oil and blendstock inputs in the refinery production process.

(2) Total refinery production represents the barrels per day of various products produced from processing crude oil and other refinery feedstocks through the crude units and other conversion units at our California refineries.

(3) Refinery utilization represents average daily crude oil throughput divided by crude oil capacity, excluding planned periods of downtime for maintenance and turnarounds. Reflects the effects of downtime associated with a planned turnaround of our No. 2 crude unit at the Paramount refinery in March and April 2007 and the downtime to optimize our refining and asphalt economics in 2009 and 2008.

Our California refineries operated at low rates for 2009 and 2008 due to historically low West Coast refining margins. Additionally, 2008 was affected by a planned turnaround of the Paramount refinery lasting for two months, and a planned revamp and turnaround of the No. 2 crude unit at the Long Beach refinery lasting five months. The Paramount refinery started back up in February 2009 after the completion of a refinery-wide turnaround and the completion of refinery upgrade projects. These projects include the upgrade of an idled naphtha hydrotreater, revamping a naphtha hydrotreater to hydrotreat jet fuel, upgrading crude units' metallurgy, upgrading the refinery's electrical system and the installation of a new flare gas recovery system. These upgrades resulted in the combined Paramount and Long Beach refineries being operated in a hydroskimming mode. In September 2007, our Long Beach refinery achieved throughput of 35,000 bpd upon the startup of the No. 1 crude unit. In November 2007, the No. 2 crude unit at the Long Beach refinery was taken offline for a planned turnaround. In addition, we continuously evaluate and optimize throughput at our California refineries based on the topping and hydroskimming margins environment.

California Refineries Raw Material Supply

For 2009, sour crude oil accounted for approximately 43.5% of our crude oil input of which approximately 20.4% was California sour crude oil. Heavy crude oil accounted for approximately 56.5% of our crude oil input of which approximately 37.4% was local California heavy crude oil. As a result of the proximity of the California refineries to the Port of Los Angeles and the Port of Long Beach, we have access to a variety of domestic and foreign crude oils that are available on the West Coast. Our California refineries receive crude oil primarily from common carrier, private carrier and our owned pipelines. Approximately 30.0% of our California refineries' crude oil input requirements are purchased through term contracts with several suppliers, including major oil companies. These term contracts are both short-term and long-term in nature with arrangements that contain market-responsive pricing provisions and provisions for renegotiation or cancellation by either party. The remainder of the California refineries' crude oil input requirements are purchased on the spot market. Other feedstocks, including butane and gasoline blendstocks, are delivered by truck and pipeline.

Crude Oil Pipelines

The crude oil pipelines we utilize provide our California refineries access to California and foreign crude oils and consist of the following:

Crude Oil Pipelines	Status	Miles	Connections
Paramount Crude	Owned	2.5	Paramount and East Hynes Terminal
Chevron Crude	Third Party	15	Paramount and local gathering system
No. 3/No. 4	Owned	13	Long Beach and Long Beach Harbor
BP	Third Party	1	Long Beach and East Hynes Terminal
Plains Pipeline	Third Party	14	Long Beach and West Hynes Terminal

The Paramount refinery is supplied by the Chevron Crude pipeline (heavy sour) and Paramount Crude pipeline (medium/heavy sour). The Long Beach refinery is supplied by the No. 3/No. 4 pipelines (heavy sour) and the BP pipeline (medium sour). As a supplement to our on-site storage facilities, the California refineries lease crude oil storage tanks located at the BP-owned East Hynes, the Plains West Hynes, and the Kinder Morgan Carson crude oil terminals. Additionally, we acquire California medium sour crude oil from the West Hynes terminal and utilize the Plains Dominguez and Long Beach terminals pursuant to throughput arrangements. This combination of storage capacity and throughput arrangements allows the California refineries to receive and optimize the crude slate of waterborne domestic and foreign crude oil, along with California crude oil.

On June 29, 2007, we purchased a crude oil and unfinished products pipeline system from Kinder Morgan, Inc. known as the "Black Oil System." The Black Oil System includes approximately 6 miles of active and 13 miles of inactive pipelines in the Long Beach, California area. The Black Oil System provides our Paramount refinery and other third-party shippers with access to refineries and waterborne terminals.

California Refineries Production

Gasoline. In 2009, CARBOB gasoline, all of which is produced or finished at our Paramount refinery, accounted for approximately 16.2% of our California refineries' production. The Paramount refinery utilizes a computerized component blending system to optimize gasoline blending. In addition, our Paramount refinery is capable of producing specially formulated fuels, such as those required in the California, Nevada and Arizona markets.

Distillates. In 2009, CARB diesel, Ultra Low-Sulfur EPA diesel, Jet A and military jet fuel, all of which is produced or finished at our Paramount refinery, accounted for approximately 23.5% of our California refineries' production. All of the diesel fuel we produce is ultra low-sulfur CARB/EPA diesel. We produce both commercial Jet A and military jet fuel. The military jet fuel conforms to the JP-8 grade military specifications required by the Air Force bases to which we market our jet fuel.

Asphalt. In 2009, asphalt accounted for approximately 29.5% of our California refineries' production. Approximately 71.7% of our California refineries' asphalt production is paving grades and 28.3% is roofing asphalt. Asphalt produced at the California refineries is transferred to our asphalt segment at prices substantially determined by reference to the cost of crude oil, which is intended to approximate wholesale market prices.

Light and Heavy Unfinished Feedstocks. We produce LPG, naphtha, unfinished distillates, fuel oil and gas oils used as refinery feedstocks, along with other by-products such as sulfur and fuel oil, all of which is sold to third parties via pipeline and truck on either a contract or spot basis.

California Refineries Transportation Fuel Marketing

Our refining and unbranded marketing segment sales includes sales of refined products from our California refineries in both the wholesale rack and bulk markets. Our marketing of gasoline and diesel fuels is focused on the Southern California market. We market a portion of the CARBOB gasoline and CARB diesel produced at our Paramount refinery through the Paramount refinery rack on an unbranded and delivered basis to wholesale distributors. The remainder of our CARB diesel and our CARBOB gasoline production is sold through the spot market and term contracts to other refiners and to third parties and for delivery by pipeline.

We market our jet fuel as Jet A that is sold through the spot market, while our JP-8 military jet fuel is contracted to the DESC. All JP-8 grade is sold to the DESC under one-year contracts awarded through a competitive bidding process. Our JP-8 contract was not renewed in 2009 and, consequently, we have temporarily stopped producing JP-8. However, in 2009, we were awarded the DESC F76 distillate contract. All of our light products are delivered to our customers via our Line 145 pipeline or the Paramount rack system.

We sell transportation fuel production in excess of our unbranded marketing needs through bulk sales and exchange channels. These bulk sales and exchange arrangements are entered into with various oil companies and traders and are transported through our product pipeline network to the Kinder Morgan terminal located in Carson, California.

California Product Pipelines/Terminal

The Paramount refinery utilizes our Line 145 eight-mile product pipeline and our two-mile leased Line 166 pipeline to ship products to the Kinder Morgan product terminal in Carson, California. The Kinder Morgan product terminal gives us access to the Kinder Morgan product rack, the Kinder Morgan Pacific pipeline to Phoenix, Arizona, and the Kinder Morgan CalNev pipeline to Las Vegas, Nevada.

The following table describes the product pipelines which we utilize:

Product Pipelines	Access	Miles	Connections
Line 145	Owned and Leased	8	Paramount to a connection with Line 145
Line 166	Leased	2	Connects to Line 145 to City of Carson, California (Kinder Morgan)

The Paramount refinery also utilizes its own terminal at the refinery to distribute CARB diesel, California Reformulated Gasoline (CaRFG), F76 distillate fuel, JP-8 and Jet-A into the local market. This terminal is equipped with a truck loading rack that has permitted volumes of approximately 12,000 bpd of distillate and 13,000 bpd of gasoline.

California Feedstock Pipelines

The Paramount refinery operates a feedstock pipeline and terminal system that is used to supply gas oil and other unfinished product to other Los Angeles ("LA") Basin refineries and third party terminals. The Black Oil System acquired in June 2007 provides our Paramount refinery and other third-party shippers with access to refineries and waterborne terminals. In the fourth quarter of 2008 we acquired portions of BP's E-12A pipeline and Plain's L-52 pipeline. These lines are connected to our Line 35, increasing the integration between our Paramount and Long Beach refineries.

The following table describes the components of our feedstock pipeline and terminal system:

Feedstock Pipelines	Terminal	Access	Tankage (1)	Miles	Connections
Chevron No.1		Leased		4	Connects our Paramount and Long Beach refineries to our Lakewood Terminal
	Lakewood	Owned	110		Connects the Chevron No. 1 pipeline to our Line 160 pipeline
Line 160		Owned		7.1	Connects the Lakewood Terminal to our leased tanks at Kinder Morgan, other refiners and third party customers
	Kinder Morgan	Leased	180		Connects to our Black Oil Pipeline for deliveries to other refiners and third party customers
Line 35, L-52, E-12A		Owned		4	Connects our Long Beach and Paramount Refineries
Black Oil Pipeline		Owned		19	Connects the Kinder Morgan Terminal and Plains Pipeline System to LA Basin refiners and waterborne terminals

(1) Measured in thousands of barrels.

Krotz Springs Refinery

On July 3, 2008, we completed the acquisition of the refinery and related assets located in Krotz Springs, Louisiana through the purchase of all of the capital stock of Valero Refining Company — Louisiana from Valero Energy Corporation ("Valero"). The completion of the Krotz Springs refinery acquisition increased Alon's crude refining capacity by 50% to approximately 250,000 bpd.

The Krotz Springs refinery, with a nameplate crude capacity of approximately 83,100 bpd, supplies multiple demand centers in the Southern and Eastern United States markets through the Colonial products pipeline system ("Colonial Pipeline"). Krotz Springs' liquid product yield is approximately 101.5% of total feedstock input, meaning that for each 100 barrels of crude oil and feedstocks input into the refinery, it produces 101.5 barrels of refined products. Of the 101.5%, on average 99.0% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and liquefied petroleum gas, and the remaining 2.5% is primarily heavy oils.

Our Krotz Springs refinery is strategically located on approximately 381 acres on the Atchafalaya River in central Louisiana at the intersection of two crude oil pipeline systems and has direct access to the Colonial Pipeline, providing us with diversified access to both locally sourced and foreign crude oils, as well as distribution of our products to markets throughout the Southern and Eastern United States and along the Mississippi and Ohio Rivers. In industry terms, the Krotz Springs refinery is characterized as a "mild residual cracking refinery", which generally refers to a refinery utilizing vacuum distillation and catalytic cracking processes in addition to basic distillation and naphtha reforming processes to minimize low quality black oil production and to produce higher light product yields such as gasoline, light distillates and intermediate products.

The Krotz Springs refinery's main processing units include a crude unit and an associated vacuum unit, a fluid catalytic cracking unit, a catalytic reformer unit, a polymerization unit, and an isomerization unit.

Our Krotz Springs refinery has the capability to process substantial volumes of low sulfur, or sweet, crude oils to produce a high percentage of light, high-value refined products. Typically, sweet crude oil has accounted for 100% of the Krotz Springs refinery's crude oil input.

Our Krotz Springs refinery produces gasoline, high sulfur diesel, jet fuel, kerosene, petrochemicals, petrochemical feedstocks and other petroleum products. This refinery typically converts approximately 96% of its feedstock into products such as gasoline, diesel, jet fuel and petrochemicals, with the remaining 4% primarily converted to liquefied petroleum gas.

In 2009, we averaged approximately 65% utilization of our crude oil throughput capacity for the Krotz Springs refinery. The following table summarizes 2009 and 2008 throughput and production data for our Krotz Springs refinery.

	Year Ended December 31, (1)			
	2009		2008	
	bpd	%	bpd	%
Refinery throughput:				
Light sweet crude	22,942	47.5	43,361	74.5
Heavy sweet crude	22,258	46.0	11,979	20.6
Blendstocks	3,137	6.5	2,844	4.9
Total refinery throughput (2)	48,337	100.0	58,184	100.0
Refinery production:				
Gasoline	22,264	45.4	25,195	42.8
Diesel/jet	21,318	43.4	26,982	45.9
Heavy oils	1,238	2.5	1,402	2.4
Other	4,258	8.7	5,258	8.9
Total refinery production (3)	49,078	100.0	58,837	100.0
Refinery utilization (4)		65.3%		66.6%

(1) 2008 data includes our Krotz Springs refinery for the period from July 1, 2008 through December 31, 2008.

(2) Total refinery throughput represents the total barrels per day of crude oil and blendstock inputs in the refinery production process.

(3) Total refinery production represents the barrels per day of various products produced from processing oil and other refinery feedstocks through the crude unit and other conversion units at our Krotz Springs refinery.

(4) Refinery utilization represents average daily crude oil throughput divided by crude oil capacity, excluding planned periods of downtime for maintenance and turnarounds. Refinery throughput and production for 2009 reflects the effects of downtime associated with a shutdown that was originally scheduled for the first quarter of 2010 that was accelerated to November 2009. Refinery throughput and production for 2008 reflects the effects of shutdowns during hurricanes Gustav and Ike and limited crude supply due to widespread electrical outages following the hurricanes.

Krotz Springs Refinery Raw Material Supply

In 2009, sweet crude oil accounted for approximately 100% of our crude oil input at the Krotz Springs refinery, of which approximately 50.8% was Light Louisiana Sweet ("LLS") crude oil and 49.2% was Heavy Louisiana Sweet ("HLS") crude oil. The Krotz Springs refinery has access to various types of domestic and foreign crude oils via a combination of two ExxonMobil pipeline ("EMPCo") systems, barge delivery, or truck rack delivery. Approximately 80% of the crude oil is received by pipeline with the remainder received by barge or truck.

We receive HLS crude oil, LLS crude oil and foreign crude oils from two EMPCo pipeline systems. The EMPCo pipeline located to the west of the Krotz Springs refinery is termed the "Southbend/Sunset System," and the EMPCo pipeline located to the east of the Krotz Springs refinery is termed the "Northline System". The Southbend/Sunset System provides HLS crude oil from gathering systems at South Bend, Avery Island, Empire, Grand Isle and Fourchon, Louisiana. All of Southbend/Sunset's current crude oil capacity is delivered to the Krotz Springs refinery. The Northline System delivers LLS and foreign crude oils from the St. James, Louisiana crude oil terminaling complex.

The Krotz Springs refinery also has access to foreign crude oils which arrive at the St. James terminal by direct shipment up the Mississippi River and via offload at the Louisiana Offshore Oil Platform ("LOOP") with delivery to St. James through the LOCAP pipeline. Various Louisiana crude oils can also be delivered by barge, via the Intracoastal Canal, the Atchafalaya River, or directly by truck.

Approximately 78.4% of our Krotz Springs refinery's crude oil input requirements are purchased through term contracts with several suppliers. At present, a major oil company is the largest supplier. These term contracts are both short-term and long-term in nature with arrangements that contain market-responsive pricing provisions and provisions for renegotiation or cancellation by either party. The remainder of the Krotz Spring refinery's crude oil input requirements are purchased on the spot market. Other feedstocks, including butane and secondary feedstocks, are delivered by truck and marine transportation.

Krotz Springs Refinery Production

Gasoline. In 2009, gasoline accounted for approximately 45.4% of our Krotz Springs refinery's production. We produce 87 octane regular unleaded gasoline and use a computerized component blending system to optimize gasoline blending. We also purchase 93 octane premium unleaded gasoline for truck rack sales. Our Krotz Springs refinery is capable of producing regular unleaded gasoline grades required in the southern and eastern U.S. markets.

Distillates. In 2009, diesel, light cycle oil and jet fuel accounted for approximately 43.4% of our Krotz Springs refinery's production. Historically the Krotz Springs refinery shipped high sulfur distillate blendstock and light cycle oils to certain Valero refineries for processing. In connection with the acquisition of the Krotz Springs refinery in 2008, we entered into an offtake agreement with Valero that provides for Valero to purchase, at market prices, certain specified products and other products as may be mutually agreed upon from time to time. These products include regular and premium unleaded gasoline, light cycle oil and straight run diesel. The term of the offtake agreement as it applies to the products produced by the Krotz Springs refinery, is a follows: (i) five years for light cycle oil and straight run diesel; and (ii) one year for regular and premium unleaded gasoline.

Heavy Oils and Other. In 2009, we produced slurry oil, LPG, and petrochemical feedstocks, which accounted for approximately 11% of the Krotz Spring refinery's production.

Krotz Springs Refinery Transportation Fuel Marketing

Our refining and unbranded marketing segment sales include sales of refined products from our Krotz Springs refinery in both the wholesale rack and bulk markets. Our marketing of gasoline and diesel fuels is focused on the southeastern United States. We market a portion of the diesel and gasoline produced at our Krotz Springs refinery through the Krotz Springs refinery rack on an unbranded basis to wholesale distributors. The remainder of our diesel and gasoline production is sold through the spot market and term contracts to other refiners and to third parties and for delivery by barge or pipeline.

We sell transportation fuel production in excess of our unbranded marketing needs through bulk sales and exchange channels. These bulk sales and exchange arrangements are entered into with various oil companies and traders and are transported to markets on the Mississippi River and the Atchafalaya River as well as to the Colonial Pipeline.

Krotz Springs Refinery Product Pipeline

The Krotz Springs refinery connects to and distributes refined products into the Colonial Pipeline for distribution by our customers to the southern and eastern United States. The 5,519 mile Colonial pipeline system transports products to 267 marketing terminals located near the major population centers of the southern and eastern United States. The Krotz Springs refinery's close proximity to the Colonial pipeline provides us flexibility to optimize product flows into multiple regional markets. Products not shipped through the Colonial pipeline are either transported via barge for sale or for further upgrading or are sold at the Krotz Springs refinery's truck rack. Barges have access to both the Mississippi and Ohio Rivers and can carry refined products for delivery as far north as Evansville, Indiana.

Propylene/propane mix is sold via railcar and truck, to consumers at Mont Belvieu, Texas or in adjacent Louisiana markets. Mixed LPGs are shipped on to an LPG fractionator at Napoleonsville, Louisiana. We pay a fractionation fee and sell the ethane and propane to a regional chemical company under contract, transport the normal butane back to the Krotz Springs refinery via truck for blending, and sell the isobutene and natural gasoline on a spot basis.

Asphalt

Our California, Big Spring and Oregon refineries have the capability to process heavy and sour crude oils, and as a result, we have developed our asphalt business to maximize the value of the additional amount of vacuum tower bottoms (VTB) produced after making gasoline and distillate products from these crude oils. We believe our asphalt production capabilities provides the opportunity to realize higher netbacks than those attainable by producing VTB into No. 6 Fuel Oil, which is an alternate product that can be produced at these refineries. In addition, our asphalt production capabilities permit us to realize value from VTB without the significant costs and expenses required to construct and operate coker units.

The amount of asphalt produced at our refineries, as a percentage of throughput, varies depending on the configuration of the specific refinery, the crude oils processed at each refinery, the techniques used in the refining process and the type and quality of the asphalt produced. As part of our efforts to maximize the return generated by the production of asphalt, we have licensed advanced asphalt-blending technology from FINA, with respect to asphalt produced at our Big Spring refinery, and a patented GTR asphalt manufacturing process from Wright with respect to asphalt produced and sold in California.

Our asphalt segment markets asphalt products produced at our Big Spring and California refineries and at our Willbridge, Oregon refinery. Asphalt produced by the refineries in our refining and unbranded marketing segment is transferred to the asphalt segment at prices substantially determined by reference to the cost of crude oil, which is intended to approximate wholesale market prices. During 2008 crude oil prices increased rapidly in the first half of 2008 resulting in increasing transfer prices charged to our asphalt segment. Market prices for asphalt did not keep pace with these rapid and unprecedented increases in crude oil costs and the resulting asphalt transfer prices which resulted in decreased margins for our asphalt segment. The asphalt business in our Texas market was also affected by the effects of contracts that are priced months in advance of delivery. While our asphalt sales continued to exceed the returns that would have been realized by producing No. 6 Fuel Oil, the relationship between realized asphalt prices in our Texas market and our cost of crude in the first half of 2008 was compressed. Asphalt demand overall decreased in 2008 and continued to be depressed in 2009, due in part to less state highway work and reduced demand for roofing products.

We continue to believe that the asphalt business is a better alternative to producing No. 6 Fuel Oil or construction and operation of a coker unit. We believe that asphalt production will be reduced due to coker unit projects that have been announced by several asphalt producing refineries. We therefore expect the combination of decreased asphalt production in our markets and a stabilization of crude prices to improve our asphalt margins.

The asphalt segment also conducts operations at and markets asphalt produced by our Willbridge, Oregon refinery. The Willbridge refinery is an asphalt topping refinery located on 42 acres in the industrial section of Portland and has a crude oil throughput capacity of 12,000 bpd. Alternatively, the asphalt terminal at Willbridge can be supplied with asphalt produced at the California refineries or purchased from third parties by marine vessel or by rail cars. When operating the Willbridge facility as a refinery, it typically operates two to four months per year at times when cargos of heavy crude oil are available for delivery to the refinery. Heavy crude oil is delivered to the Willbridge refinery through access to an adjacent dock leased by us from Chevron. The Willbridge refinery processes primarily heavy crude oil with approximately 70% of its production being asphalt products. The unfinished products produced by the Willbridge refinery include yields of approximately 5% naphtha and approximately 25% gas oils. Asphalt produced at the Willbridge refinery is sold through our terminal at the Willbridge refinery or delivered by truck and railcar to terminals for further processing and resale. Gas oils and naphtha are sold to local refiners and other third parties and are primarily delivered by barge or rail cars.

In addition to the Willbridge refinery, our asphalt segment includes 11 refinery/terminal locations in Texas (Big Spring), California (Paramount, Long Beach, Elk Grove, Bakersfield and Mojave), Washington (Richmond Beach), Arizona (Phoenix, Flagstaff and Fredonia), Nevada (Fernley) (50% interest) and a 50% interest in Wright.

In 2009, through our asphalt segment, we sold the asphalt that was produced at our refineries in Texas and California, primarily as either paving asphalt to road and materials manufacturers and highway construction/maintenance contractors, as GTR, polymer modified or emulsion asphalt to highway maintenance contractors, or as roofing asphalt to either roofing shingle manufacturers or to other industrial users.

Texas Asphalt Marketing

Approximately 8.9% of our Big Spring refinery's production in 2009 was asphalt. We can produce or manufacture approximately 30 different product formulations, including PMA and GTR asphalts that meet the stringent and varied state highway road paving specifications for use in Texas, New Mexico and Arizona. Based on 2008 data, the Texas Department of Transportation has advised us that we are one of the largest suppliers of asphalt to the State of Texas, which is the second largest asphalt consuming state in the United States according to the latest available industry data.

Paving grade asphalts are predominantly sold from May through October through competitive bids to contractors involved in government projects. These asphalt sales are primarily made at our asphalt terminal at the Big Spring refinery and are delivered to project sites by truck. Our other asphalt blendstocks are sold to roofing companies and asphalt blenders and delivered by rail throughout the United States, including to our asphalt terminals in Elk Grove, Bakersfield and Mojave, California and Phoenix, Arizona.

West Coast Asphalt Marketing

In 2009, approximately 29.5% of our California refineries' production was asphalt and asphalt blendstocks. When operating as a refinery, production at the Willbridge refinery has averaged an approximate 70% paving and roofing asphalt products yield. Our California refineries/terminals produce over 100 different grades of paving and roofing asphalt products. Paving asphalt products include various grades of Performance Graded (PG), Asphalt Cement (AC) and Aged Residue (AR) paving asphalts, cutbacks, emulsions, PMA and GTR. The products meet the California PG specification included in the recently enacted conversion to Federal Highway SHRP asphalt performance grading system (PG). Our GTR products conform to the specifications of the recently enacted California Assembly Bill 338 which requires usage of GTR asphalt on California road and highways. Roofing asphalt products include oxidized coatings, asphalt fluxes and saturants which are used in the roofing industry to manufacture shingles, roofing roll products and built-up roofing asphalts. The paving and roofing products produced at our refineries can be sold from the on-site asphalt terminal facilities or they can be distributed through and sold at one of our eight asphalt terminals in the western United States. Based upon the Asphalt Institute's 2008 data, we are the largest supplier of liquid asphalt in the State of California, which is currently one of the top two largest asphalt consuming states in the United States.

Sales of paving asphalt are made primarily to hot mix asphalt (HMA) materials manufacturers and paving contractors. Sales to HMA manufacturers and paving contractors can be made either through negotiated contracts or they may result from competitive bidding. Sales of roofing asphalts are made primarily to shingle manufacturers or other industrial users through contracts. Sales of asphalt, particularly paving asphalts, are seasonal. Overall, approximately 71% of our West Coast paving asphalt products were sold between May and October 2009.

Asphalt produced at our California refineries is marketed through the following owned asphalt terminals:

Terminals	Asphalt Storage Capacity (1)	Receipt Capabilities	Delivery Capabilities
California Refineries	731	Refinery, Rail, Truck	Rail, Truck
Willbridge, OR refinery	1,129 (2)	Refinery, Rail, Truck, Marine	Rail, Truck, Marine
Elk Grove, CA	307	Rail, Truck	Truck
Bakersfield, CA	183	Rail, Truck	Truck
Mojave, CA	283	Rail, Truck	Truck
Richmond Beach, WA	702 (2)	Rail, Truck, Marine	Truck, Marine
Fernley, NV (3)	254	Rail, Truck	Truck
Phoenix, AZ	165	Rail, Truck	Truck
Flagstaff, AZ	25	Rail, Truck	Truck
Fredonia, AZ	79	Truck	Truck

(1) Measured in thousands of barrels.

(2) Storage figures for Willbridge and Richmond Beach include tanks in service for storage of crude oil, fuel oil or other products.

(3) 50% interest.

Deliveries of asphalt products to our non-refinery terminals are made primarily through common carrier trucks and leased railcars that are loaded at the California and Big Spring refineries. Asphalt produced at our Willbridge refinery is sold primarily through our terminal located at that refinery but may also be delivered by rail or marine vessel to other terminals.

We also own a 50% interest in Wright, which holds the licensing rights to a patented GTR manufacturing process for paving asphalts. Wright licenses this proprietary technology from Neste/Wright Asphalt Company under a perpetual license that covers all of North America, except California. In California we maintain the exclusive license. Wright's operations consist of sublicensing the patented technology to parties to manufacture the GTR asphalt for Wright to sell at various Alon-owned or third party-owned facilities in Texas, Arizona, Oregon and Oklahoma. Wright also purchases and resells various other paving asphalts in these markets. During 2009, Wright obtained approximately 24.5% of its asphalt requirements from our refineries and terminals, and the remainder from other refineries. Wright sells GTR and its other asphalt products on either a negotiated contract or competitive bidding basis.

Retail and Branded Marketing

We are the largest 7-Eleven licensee in the United States, and we are the sole licensee of the FINA brand for motor fuels in the South Central and Southwestern United States. Through our 7-Eleven licensing agreement, we have the exclusive right to operate 7-Eleven convenience stores in substantially all of our existing retail markets and many surrounding areas. We market gasoline and diesel fuel under the FINA brand name and provide brand support and payment services to distributors supplying over 650 locations, including all 296 of our owned stores that sell motor fuel. In markets where we choose not to supply fuel products we also sub-license the FINA brand and provide the same brand support and payment services to distributors supplying approximately 300 additional locations. In 2009, approximately 93% of Alon's branded marketing operations, including retail operations, were supplied by our Big Spring refinery.

Retail

As of December 31, 2009, we operated 308 owned and leased convenience store sites operating primarily in Central and West Texas and New Mexico. Our convenience stores typically offer various grades of gasoline, diesel fuel, food products, tobacco products, non-alcoholic and alcoholic beverages and general merchandise to the public, primarily under the 7-Eleven and FINA brand names.

We are one of the top three independent convenience store chains, measured by store count, in each of the cities of Abilene, El Paso, Midland, Odessa, Big Spring and Lubbock, Texas. We also have a significant presence in Waco and Wichita Falls, Texas and Albuquerque, New Mexico.

The following table shows our owned and leased convenience stores by location:

Location	Owned	Leased	Total
Big Spring, Texas	6	1	7
El Paso, Texas	13	73	86
Lubbock, Texas	17	5	22
Midland, Texas	9	9	18
Odessa, Texas	11	25	36
Wichita Falls, Texas	8	4	12
Abilene, Texas	34	9	43
Waco, Texas	11	3	14
Albuquerque, New Mexico	12	11	23
Other	29	18	47
Total stores	150	158	308

On July 3, 2006, we completed the purchase of 40 retail convenience stores from Good Time Stores, Inc. ("Good Time") in El Paso, Texas. The acquired stores have been branded 7-Eleven and FINA and our Big Spring refinery supplies these locations with substantially all of their gasoline and diesel needs. This acquisition provided us a leading market share in El Paso and furthered our strategy of strengthening our integrated marketing sector.

On June 29, 2007, we completed the acquisition of Skinny's, Inc., a privately held Abilene, Texas-based company that owned and operated 102 FINA branded convenience stores in Central and West Texas. Of the 102 stores, approximately two-thirds are owned and one-third are leased. Since the acquisition, we have re-branded the majority of these stores to the 7-Eleven brand name.

Convenience Store Management and Employees. Each of our stores has a store manager who supervises a staff of full-time and part-time employees. The number of employees at each convenience store varies based on the store's size, sales volume and hours of operation. Typically, a geographic group of six to ten stores is managed by a supervisor who reports to a district manager. Five district managers are responsible for a varying number of stores depending on the geographic size of each market and the experience of each district manager. These district managers report to our retail management headquarters in Odessa, Texas, where we have 56 employees. We also maintain an office in Abilene, Texas, where we have 33 employees.

Distribution and Supply. The merchandise requirements of our convenience stores are serviced at least weekly by over 100 direct-store delivery, or ("DSD"), vendors. In order to minimize costs and facilitate deliveries, we utilize a single wholesale distributor, McLane Company, Inc., for non-DSD products. We purchase the products from McLane at cost plus an agreed upon percentage mark-up. Our current supply contract with McLane expires in December 2011. For the year ended December 31, 2009, approximately 51% of our retail merchandise sales were purchased from McLane. We typically do not have contracts with our DSD vendors.

7-Eleven License Agreement. We are party to a license agreement with 7-Eleven, Inc. which gives us a perpetual license to use the 7-Eleven trademark, service name and trade name in West Texas and a majority of the counties in New Mexico in connection with our convenience store operations. 7-Eleven, Inc. has advised us that we are the largest 7-Eleven licensee in the United States based on the number of stores.

Technology and Store Automation. We have implemented a point-of-sale checkout system at approximately two-thirds of our convenience stores. This system includes merchandise scanning, pump control, peripheral device integration and daily operations reporting. This system enhances our ability to offer a greater variety of promotions with a high degree of flexibility regarding definition (by store, group of stores, region, or other subset of stores) and duration. We also are able to receive enhanced management reports that will assist our decision-making processes. We believe this system will allow our convenience store managers to spend less time preparing reports and more time analyzing these reports to improve convenience store operations. This system also includes shortage-control tools. We plan to use this system as a platform to support other marketing technology projects, including interactive video at the pump and bar-code coupons at the pump.

Branded Marketing

Approximately 66% of our branded fuel sales are in West Texas and Central Texas. We sell motor fuel through various terminals to supply approximately 650 locations, including approximately 90% of our retail locations and other FINA-branded independent locations. The FINA brand is a recognized trade name in the Southwestern and South Central United States, where motor fuels have been marketed under the FINA brand since 1956. For the year ended December 31, 2009, we sold 274.1 million gallons of branded motor fuel for distribution to our retail convenience stores and other retail distribution outlets.

Our branded wholesale motor fuel is sold under the FINA brand, and we have an exclusive license through 2012 to use the FINA trademark in the wholesale distribution of motor fuel within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah. Prior to the expiration of this license, we intend to review our alternatives for branding our transportation fuel, including seeking to extend our license with FINA or developing our own brand.

Distribution Network and Distributor Arrangements. We sell motor fuel to our retail locations and to approximately 31 third-party distributors, who then supply and resell to other retail outlets. The supply agreements we maintain with our distributors are generally for three-year terms and usually include 10-day payment terms. All supplied distributors comply with our ratability program, which involves incentives and penalties based on the consistency of their purchases.

FINA Brand Sub-Licensing. We also sub-license the FINA brand and provide payment card processing services, advertising programs and loyalty and other marketing programs to 49 distributors supplying approximately 300 additional stores. We offer FINA brand sub-licensing to distributors supplying geographic areas other than our integrated supply system. This sub-licensing program allows us to expand the geographic footprint of the FINA brand, thereby increasing its recognition. Each sub-licensee pays royalties on a per gallon basis and is required to comply with the FINA minimum standards program and utilize our payment card processing services.

FINA Minimum Standards Program. We have an established image consistency program where each FINA branded facility in our network is inspected annually by an independent third-party organization. Each facility is evaluated using specific criteria and image scores based upon these criteria and are communicated to the controlling distributor. Any non-complying facilities are enrolled in a specific improvement program to bring the facility up to our FINA standards.

Payment Card Processing. We offer payment card processing services to our distributors and FINA-brand sublicensees through a third-party provider, which acts as a clearinghouse with MasterCard, VISA, American Express, Discover and debit card issuers. Our customers' payment card transactions are communicated directly to the third-party provider, which then transmits those transactions to the appropriate card issuers. Our fees payable to MasterCard, VISA, American Express, Discover and debit card issuers are contracted through the third-party provider. Although our fees may vary by card type, we charge our customers, including our retail convenience stores, a percentage-based fee plus a transaction fee for each card type to simplify the fee structure. Our rates are designed to provide a margin on the difference between the fees paid by our distributors and fees charged by the various card associations. The fees are not designed to be a major profit center, but rather to cover overhead and ancillary expenses of maintaining the payment card network system. For MasterCard, VISA, American Express, Discover and debit cards, the third-party provider provides us with daily settlement of transactions. We generally provide our customers with payment or credit for transactions within five days. We also generally retain the settlement funds for such payment and transactions that we process as a credit against any payments due to us from our distributors or sub-licensees. As a result, offering these payment services also reduces our credit risk.

Technology. We rely on technology to enhance our operations and provide meaningful data and tools for management to evaluate and manage the profitability of our motor fuel distribution business. We have a licensing arrangement with a third-party provider for payment card processing and clearinghouse services for payment card purchases at many of our retail convenience stores, as well as all of the third-party retail locations supplied by our wholesale distributors or the sub-licensed FINA stores for which we provided branded services. Under our arrangement with the third-party provider, we sub-license the proprietary software to each of these retail locations that provides secure data transfer of payment card transactions directly to the third party provider for daily processing of each payment card transaction at these retail locations. We also license JD Edwards enterprise software tailored for our wholesale business that collects and analyzes the data from each of these payment card transactions that we process, providing our management with valuable information on consumer purchasing tendencies and trends. Additionally, we use a proprietary software program to further break-down and analyze the payment card transactions that we process. We also license pricing optimization software that assists management in modeling and making timely pricing decisions in order to maximize our gross margin in motor fuel sales. In addition, we utilize licensed software to manage our customers' motor fuel purchases and delivery arrangements.

Competition

The petroleum refining and marketing industry continues to be highly competitive. Many of our principal competitors are integrated, multi-national oil companies (e.g., Valero, Chevron, ExxonMobil, Shell and ConocoPhillips) and other major independent refining and marketing entities that operate in our market areas. Because of their diversity, integration of operations and larger capitalization, these major competitors may have greater financial support and diversity with a potential better ability to bear the economic risks, operating risks and volatile market conditions associated with the petroleum industry.

Financial returns in the refining and marketing industry depend on the difference between refined product prices and the prices for crude oil and other feedstock, also referred to as refining margins. Refining margins are impacted by, among other things, levels of crude oil and refined product inventories, balance of supply and demand, utilization rates of refineries and global economic and political events.

All of our crude oil and feedstocks are purchased from third-party sources, while some of our vertically-integrated competitors have their own sources of crude oil that they may use to supply their refineries. However, our Big Spring refinery is in close proximity to Midland, Texas, which is the largest origination terminal for Permian Basin crude oil, which we believe provides us with transportation cost advantages over many of our competitors in this region.

The majority of our refined fuel products produced at our Big Spring refinery are shipped to wholesale distributors within the principal geographic regions of West Texas, Central Texas, Oklahoma, New Mexico and Arizona or to our retail sites within West Texas and New Mexico. Production in excess of our wholesale and retail sales is sold in the spot market and either shipped northeast via the Trust and River pipeline system to distribution points in North Texas and Oklahoma or West via the Fin-Tex pipeline system to El Paso, Texas and distribution points in New Mexico and Arizona. The market for refined products in these regions is also supplied by a number of refiners, including large integrated oil companies or independent refiners that either have refineries located in the region or have pipeline access to these regions. These larger companies typically have greater resources and may have greater flexibility in responding to volatile market conditions or absorbing market changes.

The Longhorn pipeline runs approximately 700 miles from the Houston area of the Gulf Coast to El Paso and has an estimated maximum capacity of 225,000 bpd of refined products. This pipeline provides Gulf Coast refiners, which include some of the world's largest and most complex refineries, and other shippers with improved access to the refined products markets in West Texas and New Mexico. In August 2006, Longhorn Pipeline Holdings LLC, the owner of the Longhorn pipeline, was acquired by Flying J, Inc., ("Flying J"). Since Flying J's acquisition, we have reduced shipments to El Paso via the Fin-Tex pipeline system, while increasing sales through our Big Spring and Abilene terminals. We do not expect our remaining shipments of refined products to be affected, since they are shipped directly for distribution through contracted FINA-branded locations, including our retail and branded marketing segment, in addition to being used for exchange paybacks for sales in the Albuquerque and Bloomfield, New Mexico markets to which the Longhorn pipeline does not have access. On December 22, 2008, Flying J and certain of it affiliates, including its subsidiary that operates the Longhorn pipeline, filed for bankruptcy. On July 29, 2009, Magellan Midstream Partners, L.P. acquired the Longhorn pipeline from Flying J after receiving approval from the bankruptcy court.

The majority of the refined fuel products produced at our California refineries are sold on the spot market and shipped through our pipeline to the Kinder Morgan Carson terminal where it can be distributed to terminals in Arizona, Nevada and Southern California. The balance of our refined fuel products at our California refineries is sold through our Paramount refinery's truck rack. The market for refined products in these regions is also supplied by a number of refiners, including large integrated oil companies or independent refiners that either have refineries located in the region or have pipeline access to these regions. These larger companies typically have greater resources and may have greater flexibility in responding to volatile market conditions or absorbing market changes.

The majority of our refined fuel products produced at our Krotz Springs refinery are sold on the spot market and shipped through the Colonial pipeline to major demand centers along the southern and eastern United States. Products not shipped through the Colonial pipeline are either transported via barge for sale or for further upgrading or are sold at the Krotz Springs refinery's truck rack. Barges have access to both the Mississippi and Ohio Rivers and can carry refined products for delivery as far north as Evansville, Indiana. The market for refined products in these regions is also supplied by a number of refiners, including large integrated oil companies or independent refiners that either have refineries located in the region or have pipeline access to these regions. These larger companies typically have greater resources and may have greater flexibility in responding to volatile market conditions or absorbing market changes.

The principal competitive factors affecting our wholesale marketing business are price and quality of products, reliability and availability of supply and location of distribution points.

We compete in the asphalt market with various refineries including Valero, Shell, Tesoro, U.S. Oil, Western, San Joaquin Refining, Ergon and Holly as well as regional and national asphalt marketing companies that have little or no associated refining operations such as NuStar Energy LP. The principal factors affecting competitiveness in asphalt markets are cost, supply reliability, consistency of product quality, transportation cost and capability to produce the range of high performance products necessary to meet the requirements of customers.

Our major retail competitors include Valero, Chevron, ConocoPhillips, Susser, Allsups and Western Refining. The principal competitive factors affecting our retail and branded marketing segment are location of stores, product price and quality, appearance and cleanliness of stores and brand identification. We expect to continue to face competition from large, integrated oil companies, as well as from other convenience stores that sell motor fuels. Increasingly, national grocery and dry goods retailers such as Albertson's and Wal-Mart, as well as regional grocers and retailers, are entering the motor fuel retailing business. Many of these competitors are substantially larger than we are, and because of their diversity, integration of operations and greater resources, may be better able to withstand volatile market conditions and lower profitability because of competitive pricing and lower operating costs.

Government Regulation and Legislation

Environmental Controls and Expenditures

Our operations are subject to extensive and frequently changing federal, state, regional and local laws, regulations and ordinances relating to the protection of the environment, including those governing emissions or discharges to the air and water, the handling and disposal of solid and hazardous waste and the remediation of contamination. We believe our operations are generally in substantial compliance with these requirements. Over the next several years our operations will have to meet new requirements being promulgated by the EPA and the states and jurisdictions in which we operate.

Environmental Expenditures. The EPA regulations related to the Clean Air Act require significant reductions in the sulfur content in gasoline and diesel fuel. These regulations required most refineries to reduce sulfur content in gasoline to 30 ppm by January 1, 2004. The regulations allow small refiners to meet the 30 ppm gasoline standard by January 2008, or December 2010 if the small refiner implemented the new diesel sulfur content standard of 15 ppm by June 1, 2006. Prior to the Paramount Petroleum Corporation and Edgington Oil Company acquisitions, we were certified by the EPA as a small refiner for both gasoline and diesel. In May 2006, we completed upgrades at our Big Spring refinery to satisfy the required diesel sulfur content standard. Our expenditures to meet the diesel sulfur standards were approximately $17.9 million.

In November 2006, following consummation of the Paramount Petroleum Corporation and Edgington Oil Company acquisitions, we provided notice to the EPA that we no longer satisfied the criteria for a small refiner. As a result, we were then required to comply with the 30 ppm gasoline sulfur content standards within 30 months. In July 2007, the EPA granted our request to extend this deadline by six months, with the total 36-month period to commence on September 28, 2006, the date on which we acquired the assets of Edgington Oil Company. As a result, we were required to meet the 30 ppm gasoline sulfur standard in September 2009. Our gasoline sulfur control schedule at our Big Spring refinery was impacted by the fire that occurred in February 2008. On September 25, 2009, we entered into an Administrative Settlement Agreement with EPA, which gave us an additional 90 days to meet the gasoline sulfur standards at Big Spring in consideration for our agreement to offset any excess gasoline sulfur during that time. We achieved compliance within the 90 day extension and have until the end of 2010 to offset any excess sulfur. Compliance with the gasoline sulfur standards required capital expenditures of approximately $35.5 million through 2009, of which approximately $5.2 million was spent in 2008 and $1.0 million was spent in 2007. We had previously budgeted these expenditures through December 2010. Gasoline and diesel produced at our Paramount refinery currently meet the gasoline and diesel low sulfur fuel standards.

In October 2004, Paramount Petroleum Corporation entered into a Stipulated Order for Abatement (SOA) with the South Coast Air Quality Management District (SCAQMD), the air pollution agency for Orange County and the urban portions of Los Angeles, Riverside and San Bernardino counties. The SOA resolved a number of outstanding issues with the SCAQMD and allowed Paramount Petroleum Corporation to modify crude unit process heater permit descriptions and operate these heaters at firing rates sufficient to meet current and anticipated crude oil throughputs. The SOA required that Paramount Petroleum Corporation install NOx control equipment on specified heaters within a prescribed schedule, including installation of equipment in 2007 and 2009. We completed expenditures totaling $4.5 million, of which $2.2 million was spent in 2007, and $2.3 million was spent in 2008, which completed installation of the NOx control equipment to meet the requirements of the SOA and no further expenditures are anticipated.

On November 4, 2005, the SCAQMD adopted a stringent regulatory requirement, Rule 1118, designed to control emissions from refinery flares. Expenditures required to comply with Rule 1118 were approximately $4.0 million, with approximately $0.7 million spent in 2007, $2.2 million spent in 2008 and $1.1 million spent in 2009. The Paramount refinery has one flare which is subject to Rule 1118 and required the installation of continuous emissions monitoring equipment and installation of a vapor recovery system for the flare. The installation of the emissions monitoring equipment was originally required by Rule 1118 to be completed in 2007; however, the SCAQMD's Hearing Board granted additional time to comply. The monitoring system was installed and certified in 2009 and the vapor recovery system was installed and placed in service in 2009. Paramount has completed the capital projects required to comply with Rule 1118. Rule 1118 does not apply to our Long Beach refinery.

On August 7, 2008 the SCAQMD issued a notice of violation to the Paramount refinery for failing to continuously monitor emissions from the Reformer heaters (H-303, H-304, H-305 and H-306). We subsequently settled the notice of violation for $30,000. The exhaust stacks of these four heaters are manifolded together and routed to a single piece of NOx control equipment with a common exhaust stack and continuous emissions monitoring system (CEMS). Each individual heater also has an emergency by-pass stack that is used on rare occasions for safety reasons. The SCAQMD believes that use of emergency by-pass stacks without CEMS monitoring is a violation of SCAQMD rules. Paramount has successfully obtained variance coverage to use the emergency by-pass stacks during startup activities and expects to be able to use the variance process for future relief from rule requirements if necessary. Paramount is pursuing a rule change option with the SCAQMD. Absent a rule change, Paramount could face an approximate cost of $3.5 million.

In 2006, the Governor of California signed into law AB 32, the California Global Warming Solutions Act of 2006. Regulations implementing the goals stated in the law, i.e., the reduction of greenhouse gas emission levels to 1990 levels, have yet to be promulgated. Although development of such regulations is in a preliminary stage, it is expected that AB 32 mandated reductions will require increased emission controls on both stationary and non-stationary sources and will result in requirements to significantly reduce greenhouse gases from our California refineries and possibly our other California terminals.

On June 26, 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act, which would establish a market-based "cap-and-trade" system to achieve yearly reductions in greenhouse gas emissions through which regulated entities will buy and sell a limited quantity of carbon emission allowances. The Senate likely will consider multiple pieces of its own legislation, including the Clean Energy Jobs and American Power Act, which also would establish a "cap-and-trade" program and sets even more aggressive reduction targets than the House bill and yet to be introduced bi-partisan legislation sponsored by Sens. John Kerry, Lindsey Graham and Joseph Lieberman. Both chambers would be required to approve identical legislation before it could become law. With respect to regulation, on December 7, 2009, the EPA issued an endangerment finding that greenhouse gases endanger both public health and welfare, and that greenhouse gas (GHG) emissions from motor vehicles contribute to the threat of climate change. Although the finding itself does not impose requirements on regulated entities, it allows the EPA and the Department of Transportation to finalize a jointly proposed rule regulating greenhouse gas emissions from vehicles and establishing Corporate Average Fuel Economy standards for light-duty vehicles. When this happens, greenhouse gases will become federally regulated air pollutants subject to the Prevention of Significant Deterioration (PSD) and Title V permitting programs under the Clean Air Act. Anticipating this result, the EPA has proposed the "tailoring rule" to raise the statutory threshold for regulation under PSD and Title V to prevent virtually every GHG source from instantly becoming a major stationary source subject to the PSD and Title V permitting requirements. While it is probable that Congress and/or the EPA will adopt some form of federal mandatory greenhouse gas emission reductions legislation or regulation in the future, the timing and specific requirements of any such legislation or regulation are uncertain at this time, especially in light of recent challenges to the endangerment finding by industry organizations, which have filed petitions in the United States Court of Appeals for the D.C. Circuit, as well as by Senator Lisa Murkowski, who has introduced a resolution (S.J. Res. 26) that would overturn the endangerment finding.

In February 2007, the EPA adopted final rules effective as of April 27, 2007, to reduce the levels of benzene in gasoline on a nationwide basis. More specifically, the rule would require that beginning in 2011 refiners meet an annual average gasoline benzene content standard of 0.62% by volume on all gasoline produced, both reformulated and conventional. Gasoline produced at our California refineries already meets the standards established by the EPA. We have not yet determined the capital expenditures that may be necessary to comply with the proposed benzene limits at our Big Spring or Krotz Springs refineries. Under the regulations, the EPA may grant extensions of time to comply with the benzene standard if a refinery demonstrates that unusual circumstances exist that impose extreme hardship and significantly affect the ability of the refinery to comply. We may ask for an extension of time to comply with the MSAT2 standards at our Big Spring and Krotz Springs refineries.

In May 2007, the EPA adopted a final rule effective as of September 1, 2007, that subjects refiners and importers of gasoline to a yearly renewable volume obligation that is based on the national renewable fuel standard. Due to our size, we are exempted from the requirements of this rule through December 31, 2010. In February 2010, the EPA finalized new regulations that replace and update the current rules and extend the renewable fuel standard to other finished products (e.g., diesel). In the final rulemaking, the EPA did not extend the time for small refiners to comply with the renewable fuel standard. In light of this, we may ask for an extension of time to comply based upon a demonstration of disproportionate economic hardship. When we become subject to the rule, we will be required to blend renewable fuels (e.g., ethanol) into our finished products or purchase credits in lieu of blending renewable fuels. At this time, we do not know how much credits will cost or whether we will be able to blend renewable fuels into our finished products in order to avoid having to purchase credits.

In October 2006, we were contacted by Region 6 of the EPA and invited to enter into discussions under the EPA's National Petroleum Refinery Initiative. This Initiative addresses what the EPA deems to be the most significant Clean Air Act compliance concerns affecting the petroleum refining industry. On February 2, 2007, we committed in writing to enter into discussions with the EPA under the Petroleum Refinery Initiative. To date, there have been no specific findings entered against us or any of our refineries by the EPA, and we have not determined whether we will ultimately enter into a settlement agreement with the EPA. Based on prior settlements that the EPA has reached with other petroleum refineries under the Petroleum Refinery Initiative, we anticipate that the EPA will seek relief in the form of the payment of civil penalties, the installation of air pollution controls and the implementation of environmentally beneficial projects. At this time, we cannot estimate the amount of any such civil penalties or the cost of any required controls or environmentally beneficial projects.

The Krotz Springs refinery entered into a consent decree with the EPA under the National Petroleum Refining Initiative in November 2005. In return for agreeing to the consent decree and implementing the reductions in emissions that it specifies, the Krotz Springs refinery secured a release of liability that provides immunity from enforcement actions for alleged past non-compliance. The major project for consent decree compliance is installing NOx controls and monitors on heaters and boilers which is scheduled to be completed in 2011. Other projects include various SO2 and NOx reduction measures. The current best estimate of capital costs is $13.0 million. The Krotz Springs refinery already completed many portions of the consent decree including compliance with particulate emissions from the FCCU, H2S in the fuel gas, LDAR performance, and implementation of Benzene Waste Operations NESHAPs requirements. Because the Krotz Springs refinery remains subject to the Valero consent decree, we entered into an agreement with Valero at the time of the acquisition allocating responsibilities under the consent decree. The Krotz Spring refinery is responsible for implementing only those portions of the consent decree that are specifically and uniquely applicable to the Krotz Springs refinery. In addition, with respect to certain system-wide emission limitations that apply across all of the Valero refineries, the Krotz Springs refinery was generally allocated emission limitations that did not necessitate substantial capital expenditures for add-on controls.

Conditions may develop that cause additional future capital expenditures at our refineries, product terminals and retail gasoline stations (operating and closed locations) for compliance with the Federal Clean Air Act and other federal, state and local requirements. We cannot currently determine the amounts of such future expenditures.

Remediation Efforts. We are currently remediating historical soil and groundwater contamination at our Big Spring refinery pursuant to a compliance plan issued by the Texas Commission on Environmental Quality ("TCEQ"). The compliance plan requires us to investigate and, if necessary, remediate 59 potentially contaminated areas on our refinery property and also requires us to monitor and treat contaminated groundwater at our Big Spring refinery and some of our terminals, which is currently underway. The costs incurred to comply with the compliance plan are covered, with certain limitations, by an environmental indemnity provided by FINA, which is discussed below.

We are currently engaged in four separate remediation projects in the Los Angeles area which are being conducted pursuant to Cleanup and Abatement Orders issued by the Los Angeles Regional Water Quality Control Board. Two projects focus on clean up efforts in and around the Paramount refinery and the Lakewood Tank Farm. Our Paramount subsidiary shares the cost of both these remediation projects with ConocoPhillips, the former owner of the Paramount refinery and Lakewood Tank Farm. Another project focuses on efforts at the Long Beach refinery, with the costs being shared with Apex Oil Co., the former owner of the Long Beach refinery. As part of its acquisition of Pipeline 145, Paramount Petroleum Corporation assumed an active remediation project designed to clean up a leak that occurred on this pipeline prior to Paramount Petroleum Corporation's ownership. Paramount Petroleum Corporation bears the full costs of this pipeline remediation effort. Approximately $2.0 million was spent in 2009 for all of these remediation projects of which Paramount's portion was $1.2 million. We estimate that an additional $2.4 million will be spent in 2010 with our portion being approximately $1.6 million.

We also have a limited ongoing remediation program at our Long Beach refinery. In conjunction with our acquisition of the Edgington Oil Company refinery in September 2006, we acquired a seven-year environmental insurance policy, the premiums for which have been prepaid in full. This policy provides us coverage for both known and unknown conditions existing at our Long Beach refinery at the time of our acquisition for off-site, third party bodily injury and property damage claims. The policy limit on a per occurrence and aggregate basis is $15.0 million and has a per occurrence deductible of $0.5 million.

On March 1, 2005, Paramount Petroleum Corporation purchased Chevron's Pacific Northwest Asphalt business. As part of the purchase and sale agreement, the parties agreed to share the remediation costs at the Richmond Beach, Washington and Willbridge, Oregon terminals. Approximately $0.6 million was spent in 2009 for these remediation costs, of which our portion was $0.2 million, and we estimate that an additional $0.5 million will be spent during 2010, of which our portion will be $0.2 million.

In addition, we operate 308 owned and leased convenience stores with underground gasoline and diesel fuel storage tanks primarily in Central and West Texas and New Mexico. Compliance with federal and state regulations that govern these storage tanks can be costly. The operation of underground storage tanks also poses various risks, including soil and groundwater contamination. We are currently investigating and remediating leaks from underground storage tanks at some of our convenience stores, and it is possible that we may identify more leaks or contamination in the future that could result in fines or civil liability for us. We have established reserves in our financial statements in respect of these matters to the extent that the associated costs are both probable and reasonably estimable. We cannot assure you, however, that these reserves will prove to be adequate.

Environmental Indemnity from FINA. In connection with the acquisition of our Big Spring refinery and other operating assets from FINA in August 2000, FINA agreed, within prescribed limitations, to indemnify us against costs incurred in connection with any remediation that is required as a result of environmental conditions that existed on the acquired properties prior to the closing date of our acquisition. FINA's indemnification obligations for these remediation costs run through August 2010, have a ceiling of $5.0 million per year (with carryover of unused ceiling amounts and unreimbursed environmental costs into subsequent years) and have an aggregate indemnification cap of $20.0 million. Thereafter, we are solely responsible for all additional remediation costs. As of December 31, 2009 the remediation of the properties is on schedule, and we have expended approximately $16.8 million in connection with that remediation and approximately $3.0 million in environmental insurance premiums, all of which has been covered by the FINA indemnity. Subject to a $25 thousand deductible per claim up to an aggregate deductible of $2.0 million, FINA is additionally obligated to indemnify us for third-party claims with respect to environmental matters received by us within ten years of the closing date to the extent such matters relate to FINA's operations on the acquired properties prior to the closing date. FINA is further obligated to indemnify us for environmental fines imposed as a result of FINA's operations on the acquired properties prior to the closing date, provided that such claims are asserted no later than the earlier of ten years from the closing date and the date that the applicable statute of limitations expires. FINA's aggregate indemnification obligations for environmental fines and third-party claims are not subject to a monetary cap. Excluding liabilities retained by FINA as described above, we assumed the environmental liabilities associated with the acquired properties and agreed to indemnify FINA for any environmental claims or costs in connection with our operations at the acquired properties after the closing date.

Environmental Insurance. We have also purchased two environmental insurance policies to cover expenditures not covered by the FINA indemnification agreement, the premiums for which have been prepaid in full. Under an environmental clean-up cost containment, or cost cap policy, we are insured for remediation costs for known conditions at the time of our acquisition of our assets from FINA. This policy has an initial retention of $20.0 million during the first ten years after the acquisition (coinciding with the FINA indemnity), which retention is increased by $1.0 million annually during the remainder of the term of the policy. Under an environmental response, compensation and liability insurance policy, or ERCLIP, we are covered for bodily injury, property damage, clean-up costs, legal defense expenses and civil fines and penalties relating to unknown conditions and incidents. The ERCLIP policy is subject to a $100 thousand per claim / $1.0 million aggregate sublimit on liability for civil fines and penalties and a retention of $150 thousand per claim in the case of civil fines or penalties. Both the cost cap policy and ERCLIP have a term of twenty years and share a maximum aggregate limit of $40.0 million. The insurer under these policies is The Kemper Insurance Companies, which has experienced significant downgrades of its credit ratings in recent years and is currently in run-off. However, we have no reason to believe at this time that Kemper will be unable to comply with its obligations under these policies. Our insurance broker has advised us that environmental insurance policies with terms in excess of ten years are not currently generally available and that policies with shorter terms are available only at premiums equal to or in excess of the premiums paid for our policies with Kemper.

Environmental Indemnity to HEP. In connection with the HEP transaction, we entered into an Environmental Agreement with HEP pursuant to which we agreed to indemnify HEP against costs and liabilities incurred by HEP to the extent resulting from the existence of environmental conditions at the pipelines or terminals prior to February 28, 2005 or from violations of environmental laws with respect to the pipelines and terminals occurring prior to February 28, 2005. Our environmental indemnification obligations under the Environmental Agreement expire after February 28, 2015. In addition, our indemnity obligations are subject to HEP first incurring $100 thousand of damages as a result of pre-existing environmental conditions or violations. Our environmental indemnity obligations are further limited to an aggregate indemnification amount of $20.0 million, including any amounts paid by us to HEP with respect to indemnification for breaches of our representations and warranties under a Contribution Agreement entered into as a part of the HEP transaction.

With respect to any remediation required for environmental conditions existing prior to February 28, 2005, we have the option under the Environmental Agreement to perform such remediation ourselves in lieu of indemnifying HEP for their costs of performing such remediation. Pursuant to this option, we are continuing to perform the ongoing remediation at the Wichita Falls terminal which is subject to our environmental indemnity from FINA. Any remediation required under the terms of the Environmental Agreement is limited to the standards under the applicable environmental laws as in effect at February 28, 2005.

Environmental Indemnity to Sunoco. In connection with the sale of the Amdel and White Oil crude oil pipelines, we entered into a Purchase and Sale Agreement with Sunoco pursuant to which we agreed to indemnify Sunoco against costs and liabilities incurred by Sunoco resulting from the existence of environmental conditions at the pipelines prior to March 1, 2006 or from violations of environmental laws with respect to the pipelines occurring prior to March 1, 2006. With respect to any remediation required for environmental conditions existing prior to March 1, 2006, we have the option under the Purchase and Sale Agreement to perform such remediation ourselves in lieu of indemnifying Sunoco for their costs of performing such remediation.

Other Government Regulation

The pipelines owned or operated by us and located in Texas are regulated by Department of Transportation rules and our intrastate pipelines are regulated by the Texas Railroad Commission. Within the Texas Railroad Commission, the Pipeline Safety Section of the Gas Services Division administers and enforces the federal and state requirements on our intrastate pipelines. All of our pipelines within Texas are permitted and certified by the Texas Railroad Commission's Gas Services Division.

The California State Fire Marshall's Office enforces federal pipeline regulations for pipelines in the State of California. We are required to have integrity management and other programs in place, and we anticipate spending approximately $2.0 million over the next five years to comply with the regulations. We are also required to have a Pipeline Spill Response Plan for all California pipelines in our system which includes keeping the plan current, training employees to effect the plan and conducting annual, quarterly and more frequent spill drills. We are also required to maintain Certificates of Financial Responsibility with the State of California, Department of Fish and Game, and the Office of Spill Prevention and Response based on a worst case discharge.

As required by the Oil Pollution Act of 1990 and state requirements, marine oil transfer operations at the Richmond Beach Terminal are conducted under the facility's Facility Response Plan ("FRP") approved and on file with the EPA, the U.S. Coast Guard, and the Washington Department of Ecology. The FRP provides guidance to facility personnel for emergency responses to oil spills. It provides specific information on internal and external agency and contractor notification requirements, appropriate oil spill response actions, the proper disposal of contaminated materials, hazard evaluation and personnel safety, spill response equipment and material lists, and operator and response personnel training. The Richmond Beach Terminal conducts four training drills per year for the purpose of assessing the adequacy of the Facility Response Plan and the effectiveness of personnel training. In addition to the Facility Response Plan, the Richmond Beach Terminal conducts all transfer operations under a Marine Oil Transfer Operations Manual approved and on file with the U.S. Coast Guard and the Washington Department of Ecology.

The Petroleum Marketing Practices Act, or PMPA, is a federal law that governs the relationship between a refiner and a distributor pursuant to which the refiner permits a distributor to use a trademark in connection with the sale or distribution of motor fuel. We are subject to the provisions of the PMPA because we sublicense the FINA brand to our branded distributors in connection with their distribution and sale of motor fuels. Under the PMPA, we may not terminate or fail to renew these distributor contracts unless certain enumerated preconditions or grounds for termination or nonrenewal are met and we also comply with the prescribed notice requirements. The PMPA provides that our distributors may enforce the provisions of the act through civil actions against us. If we terminate or fail to renew one or more of our distributor contracts in accordance with certain requirements of the PMPA, those distributors may file lawsuits against us to compel continuation of their contracts or to recover damages from us.

Employees

As of December 31, 2009, we had approximately 2,825 employees. Approximately 725 employees worked in our refining and unbranded marketing segment, of which 630 were employed at our refineries and approximately 95 were employed at our corporate offices in Dallas, Texas. Approximately 122 employees worked in our asphalt segment and approximately 1,978 employees worked in our retail and branded marketing segment.

Approximately 120 of the 170 employees at our Big Spring refinery are covered by collective bargaining agreements that expire on April 1, 2012. None of the employees in our asphalt, retail and branded marketing segment or in our corporate offices are represented by a union. We consider our relations with our employees to be satisfactory.

Properties

Our principal properties are described above under the captions "Refining and Unbranded Marketing," "Asphalt" and "Retail and Branded Marketing" in Item 1. We believe that our facilities are generally adequate for our operations and are maintained in a good state of repair in the ordinary course of business. As of December 31, 2009, we were the lessee under a number of cancelable and non-cancelable leases for certain properties. Our leases are discussed more fully in Note 21 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Executive Officers of the Registrant

Our current executive officers and key employees (identified by an asterisk), their ages as of March 1, 2010, and their business experience during at least the past five years are set forth below.

Name	Age	Position
David Wiessman	55	Executive Chairman of the Board of Directors
Jeff D. Morris	58	Director and Chief Executive Officer
Paul Eisman	54	President
Shai Even	41	Senior Vice President and Chief Financial Officer
Joseph Israel	38	Chief Operating Officer
Claire A. Hart	54	Senior Vice President
Joseph A. Concienne	59	Senior Vice President of Refining
Alan Moret	55	Senior Vice President of Supply
Harlin R. Dean	43	Senior Vice President — Legal, General Counsel and Secretary
Michael Oster	38	Senior Vice President of Mergers and Acquisitions
Jimmy C. Crosby*	50	Vice President of Refining — Big Spring
Ed Juno*	57	Vice President of Refining — Paramount
William Wuensche*	49	Vice President of Refining — Krotz Springs
William L. Thorpe*	63	Vice President of Asphalt Operations
Kyle McKeen*	46	President and Chief Executive Officer of Alon Brands
Joseph Lipman*	64	President and Chief Executive Officer of SCS

Set forth below is a brief description of the business experience of each of the executive officers and key employees listed above.

David Wiessman has served as Executive Chairman of the Board of Directors of Alon since July 2000 and served as President and Chief Executive Officer of Alon from its formation in 2000 until May 2005. Mr. Wiessman has over 25 years of oil industry and marketing experience. Since 1994, Mr. Wiessman has been Chief Executive Officer, President and a director of Alon Israel Oil Company, Ltd., or Alon Israel, Alon's parent company. In 1992, Bielsol Investments (1987) Ltd. acquired a 50% interest in Alon Israel. In 1987, Mr. Wiessman became Chief Executive Officer of, and a stockholder in, Bielsol Investments (1987) Ltd. In 1976, after serving in the Israeli Air Force, he became Chief Executive Officer of Bielsol Ltd., a privately-owned Israeli company that owns and operates gasoline stations and owns real estate in Israel. Mr. Wiessman is also Executive Chairman of the Board of Directors of Blue Square-Israel, Ltd., which is listed on the New York Stock Exchange, or NYSE, and the Tel Aviv Stock Exchange, or TASE; Executive Chairman of Blue Square Real Estate Ltd., which is listed on the TASE; and Executive Chairman of the Board and President of Dor-Alon Energy in Israel (1988) Ltd., which is listed on the TASE, and all of which are subsidiaries of Alon Israel.

Jeff D. Morris has served as a director and as our Chief Executive Officer since May 2005 and has served as Chief Executive Officer of our other operating subsidiaries since July 2000. Mr. Morris also served as our President from May 2005 until March 2010 and President of our other operating subsidiaries from July 2000 until March 2010. Prior to joining Alon, he held various positions at Fina, Inc., where he began his career in 1974. Mr. Morris served as Vice President of Fina's SouthEastern Business Unit from 1998 to 2000 and as Vice President of its SouthWestern Business Unit from 1995 to 1998. In these capacities, he was responsible for both the Big Spring refinery and Fina's Port Arthur refinery and the crude oil gathering assets and marketing activities for both business units. Mr. Morris has also been a director of our subsidiary Alon Refining Krotz Springs, Inc. since 2008.

Paul Eisman was appointed to serve as our President in March 2010. Prior to joining Alon, Mr. Eisman was Executive Vice President, Refining & Marketing Operations at Frontier Oil Corporation from 2006 to 2009 and held various positions at KBC Advanced Technologies from 2003 to 2006, including Vice President of North American Operations. During 2002, Mr. Eisman was Senior Vice President of Planning for Valero Energy Corporation following Valero's acquisition of Ultramar Diamond Shamrock. Prior to the acquisition, Mr. Eisman had a 24-year career with Ultramar Diamond Shamrock, serving in many technical and operational roles including Executive Vice President of Corporate Development and Refinery Manager at the McKee refinery.

Shai Even has served as a Senior Vice President since August 2008 and as our Chief Financial Officer since December 2004. Mr. Even served as a Vice President from May 2005 to August 2008 and Treasurer from August 2003 until March 2007. Prior to joining Alon, Mr. Even served as the Chief Financial Officer of DCL Technologies, Ltd. from 1996 to July 2003 and prior to that worked for KPMG from 1993 to 1996. Shai Even is the brother of Shlomo Even, one of our directors.

Joseph Israel has served as our Chief Operating Officer since August 2008. Mr. Israel served as our Vice President of Mergers & Acquisitions from March 2005 to August 2008 and as our General Manager of Economics and Commerce from September 2000 to March 2005. Prior to joining Alon, Mr. Israel held positions with several Israeli government entities beginning in 1995, including the Israeli Land Administration, the Israeli Fuel Administration and most recently as Economics and Commerce Vice President of Israel's Petroleum Energy Infrastructure entity.

Claire A. Hart has served as our Senior Vice President since January 2004 and served as our Chief Financial Officer and Vice President from August 2000 to January 2004. Prior to joining Alon, he held various positions in the Finance, Accounting and Operations departments of FINA for 13 years, serving as Treasurer from 1998 to August 2000 and as General Manager of Credit Operations from 1997 to 1998.

Joseph A. Concienne has served as our Senior Vice President of Refining since August 2008 and served as our Senior Vice President of Refining and Transportation from May 2007 to August 2008 and Vice President of Refining and Transportation from March 2001 to May 2007. His primary role is oversight of our refinery system. Prior to joining Alon, Mr. Concienne served as Director of Operations/General Manager for Polyone Corporation in Seabrook, Texas from 1998 to 2001. He served as Vice President/General Manager for Valero Refining and Marketing, Inc. in 1998, and as Manager of Refinery Operations and Refinery Manager for Phibro Energy Refining (now known as Valero Refining and Marketing, Inc.) from 1985 to 1998.

Alan Moret has served as our Senior Vice President of Supply since August 2008. Mr. Moret served as our Senior Vice President of Asphalt Operations from August 2006 to August 2008, with responsibility for asphalt operations and marketing at our refineries and asphalt terminals. Prior to joining Alon, Mr. Moret was President of Paramount Petroleum Corporation from November 2001 to August 2006. Prior to joining Paramount Petroleum Corporation, Mr. Moret held various positions with Atlantic Richfield Company, most recently as President of ARCO Crude Trading, Inc. from 1998 to 2000 and as President of ARCO Seaway Pipeline Company from 1997 to 1998.

Harlin R. Dean has served as our General Counsel and Secretary since October 2002 and as our Senior Vice President since August 2008. Mr. Dean served as our Vice President from May 2005 to August 2008. Prior to joining Alon, Mr. Dean practiced corporate and securities law, with a focus on public and private merger and acquisition transactions and public securities offerings, at Brobeck, Phleger & Harrison, LLP, from April 2000 to September 2002, and at Weil, Gotshal & Manges, LLP, from September 1992 to March 2000.

Michael Oster has served as our Senior Vice President of Mergers and Acquisitions of Alon Energy since August 2008 and General Manager of Commercial Transactions of Alon Energy from January 2003 to August 2008. Prior to joining Alon Energy, Mr. Oster was a partner in the Israeli law firm, Yehuda Raveh and Co.

Jimmy C. Crosby has served as our Vice President of Refining — Big Spring since January 2010, as Vice President of Refining — California Refineries from March 2009 until January 2010, and as Vice President of Refining and Supply since May 2007, with responsibility for refinery and supply operations at our California refineries. Mr. Crosby served as our Vice President of Supply and Planning from May 2005 to May 2007, with responsibility for all terminal and refinery supply for our Big Spring refinery's marketing and refinery operations. Mr. Crosby served as our General Manager of Business Development and Planning from August 2000 to May 2005. Prior to joining Alon, Mr. Crosby worked with FINA from 1996 to August 2000 where he last held the position of Manager of Planning and Economics for the Big Spring refinery.

Ed Juno has served as our Vice President of Refining - Paramount since January 2010. Prior to joining Alon, Mr. Juno has been employed in the refining industry for over 35 years, most recently with Sinclair Oil Corporation as Manager of Sinclair's Wyoming refinery from 2008 to 2009 and as Operations Manager of the Wyoming refinery from 2003 to 2008.

William Wuensche has served as our Vice President of Refining — Krotz Springs since March 2009, with responsibility for refinery operations at the Krotz Springs refinery. Mr. Wuensche joined Alon in July 2008 and from August 2008 to March 2009, Mr. Wuensche served as Vice President of Refining of Alon Refining Krotz Springs, Inc., our subsidiary conducting our refining operations at Krotz Springs. Prior to joining Alon, Mr. Wuensche was with Valero Refining Company-Louisiana from June 2006 to July 2008, as Vice President and General Manager of Valero's Krotz Springs refinery and Valero Refining Company from February 2004 to June 2006, as Vice President and General Manager of Valero's McKee Refinery. Earlier in his career, Mr. Wuensche held various positions of increasing responsibilities in the engineering, economics and planning and refinery operations areas.

William L. Thorpe has served as Vice President of Asphalt Operations since August 2008, with responsibility over asphalt marketing and operations, quality control and quality assurance at our refineries and asphalt terminals and safety, security and training at our asphalt terminals. Mr. Thorpe served as the Vice President of Asphalt Marketing of our subsidiary, Paramount Petroleum Corporation, from August 2006 to August 2008. Prior to joining Alon, Mr. Thorpe was with Paramount Petroleum Corporation from 1996 to August 2006 having responsibility for marketing and operations, serving as Senior Vice President. Prior to joining Paramount Petroleum Corporation, Mr. Thorpe held management positions with various companies, including Vice President of Pacific Resources, Inc., Vice President — Sales and Marketing of Marlex Petroleum Corporation, Vice President — Marketing of Charter Oil Company and Manager — Transportation Planning and Development of ConocoPhillips. Mr. Thorpe has served as Vice-Chairman of the Board for the Asphalt Institute and the Asphalt Pavement Association of California and became Chairman of the Board of the Asphalt Institute beginning in 2010.

Kyle McKeen has served as President and Chief Executive Officer of Alon Brands, Inc., our subsidiary that manages our retail and branded marketing operations, since May 2008. From 2005 to 2008, Mr. McKeen served as President and Chief Operating Officer of Carter Energy, an independent energy marketer supporting over 600 retailers by providing fuel supply, merchandising and marketing support, and consulting services. Prior to joining Carter Energy in 2005, Mr. McKeen was a member of the Board of Managers of Alon USA Interests, LLC from September 2002 to 2005 and held numerous positions of increasing responsibilities with Alon Energy, including Vice President of Marketing.

Joseph Lipman has served as President and Chief Executive Officer of Southwest Convenience Stores, LLC, or SCS, our subsidiary conducting our retail operations since July 2001. From 1997 to July 2001, Mr. Lipman served as General Manager of Cosmos, a chain of supermarkets in Israel owned by Super-Sol Ltd., where he was responsible for marketing and store operations.

ITEM 1A. RISK FACTORS.

You should be aware that the occurrence of any of the events described in this Risk Factors section and elsewhere in this Annual Report on Form 10-K or in any other of our filings with the SEC could have a material adverse effect on our business, financial position, results of operations and cash flows. In evaluating an investment in any of our securities, you should consider carefully, among other things, the factors and the specific risks set forth below. This annual report contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 for a discussion of the factors that could cause actual results to differ materially from those projected.

The price volatility of crude oil, other feedstocks, refined products and fuel and utility services may have a material adverse effect on our earnings, profitability and cash flows.

Our refining and marketing earnings, profitability and cash flows from operations depend primarily on the margin above fixed and variable expenses (including the cost of refinery feedstocks, such as crude oil) at which we are able to sell refined products. When the margin between refined product prices and crude oil and other feedstock prices contracts, our earnings, profitability and cash flows are negatively affected. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. For example, from January 2005 to December 2009, the price for WTI crude oil fluctuated between $31.27 and $145.31 per barrel, while the price for Gulf Coast unleaded gasoline fluctuated between 76.8 cents per gallon, or cpg, and 474.6 cpg. Prices of crude oil, other feedstocks and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline, diesel, asphalt and other refined products. Such supply and demand are affected by, among other things:

- changes in global and local economic conditions;
- domestic and foreign demand for fuel products;
- worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa and Venezuela;
- the level of foreign and domestic production of crude oil and refined products and the level of crude oil, feedstock and refined products imported into the United States;
- utilization rates of U.S. refineries;
- development and marketing of alternative and competing fuels;
- commodities speculation;
- accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our refineries;
- federal and state government regulations; and
- local factors, including market conditions, weather conditions and the level of operations of other refineries and pipelines in our markets.

When the margin between refined product prices and crude oil and other feedstock prices contracts our earnings, profitability and cash flows are negatively affected.

The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of these inventories. Our inventory is valued at the lower of cost or market value under the last-in, first-out ("LIFO") inventory valuation methodology. As a result, if the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales. Our investment in inventory is affected by the general level of crude oil prices, and significant increases in crude oil prices could result in substantial working capital requirements to maintain inventory volumes.

In addition, the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refineries and other operations affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Future increases in fuel and utility prices may have a negative effect on our earnings, profitability and cash flows.

Our profitability depends, in part, on the sweet/sour crude oil price spread. A decrease in this spread could negatively affect our profitability.

Because our Big Spring and California refineries are configured to process substantial volumes of sour crude oils, our profitability depends, in part, on the price spread between sweet crude oil and sour crude oil, which we refer to as the sweet/sour spread. In recent years, the sweet/sour spread has significantly narrowed and any further tightening of the sweet/sour spreads could negatively affect our profitability.

The profitability of our California refineries depends, in part, on the light/heavy crude oil price spread. A decrease in this spread could negatively affect our profitability.

Our California refineries process significant volumes of heavy crude oils and, as a result, our profitability depends in part on the price spread between light crude oil and heavy crude oil, which we refer to as the light/heavy spread. Because processing light crude oils produces higher percentages of light products, light crude oils typically are priced higher than heavy crude oils. In 2009, the light/heavy spread was less than in 2008 and any further tightening of the light/heavy spread would negatively affect profitability.

The dangers inherent in our operations could cause disruptions and could expose us to potentially significant losses, costs or liabilities.

Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products and refined products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third party interference and mechanical failure of equipment at our or third-party facilities, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the properties of others. We experienced such an event on February 18, 2008 when a fire at the Big Spring refinery destroyed the propylene recovery unit and damaged equipment in the alkylation and gas concentration units. As a result the Big Spring refinery's crude unit did not operate until April 5, 2008 and the FCCU did not resume operations until September 26, 2008.

The occurrence of such events at our Big Spring refinery, Krotz Springs refinery or our California refineries could significantly disrupt our production and distribution of refined products, and any sustained disruption could have a material adverse effect on our business, financial condition and results of operations.

We are subject to interruptions of supply as a result of our reliance on pipelines for transportation of crude oil and refined products.

Our refineries receive a substantial percentage of their crude oil and deliver a substantial percentage of their refined products through pipelines. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, earthquakes, hurricanes, governmental regulation, terrorism, other third-party action or any of the types of events described in the preceding risk factor. Our prolonged inability to use any of the pipelines that we use to transport crude oil or refined products could have a material adverse effect on our business, results of operations and cash flows.

If the price of crude oil increases significantly, it could reduce our profit on our fixed-price asphalt supply contracts.

We enter into fixed-price asphalt supply contracts pursuant to which we agree to deliver asphalt to customers at future dates. We set the pricing terms in these agreements based, in part, upon the price of crude oil at the time we enter into each contract. If the price of crude oil increases from the time we enter into the contract to the time we produce the asphalt, our profits from these sales could be adversely affected. For example, in the first half of 2008, WTI crude prices increased from $87.15 per barrel to $140.22 per barrel over a period of six months. Primarily as a result of these increases in the cost of crude, we experienced reduced margins from our asphalt sales in the first half of 2008.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year.

Demand for gasoline and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and road construction work. Seasonal fluctuations in highway traffic also affect motor fuels and merchandise sales in our retail stores. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters of each year. This seasonality is more pronounced in our asphalt business.

If the price of crude oil increases significantly, it could limit our ability to purchase enough crude oil to operate our refineries at full capacity.

We rely in part on borrowings and letters of credit under our revolving credit facilities to purchase crude oil for our refineries. If the price of crude oil increases significantly, we may not have sufficient capacity under our revolving credit facilities to purchase enough crude oil to operate our refineries at full capacity. A failure to operate our refineries at full capacity could adversely affect our profitability and cash flows.

Changes in our credit profile could affect our relationships with our suppliers, which could have a material adverse effect on our liquidity and our ability to operate our refineries at full capacity.

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms for our purchases or require us to post security prior to payment. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our suppliers of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This, in turn, could cause us to be unable to operate our refineries at full capacity. A failure to operate our refineries at full capacity could adversely affect our profitability and cash flows.

Competition in the refining and marketing industry is intense, and an increase in competition in the markets in which we sell our products could adversely affect our earnings and profitability.

We compete with a broad range of companies in our refining and marketing operations. Many of these competitors are integrated, multinational oil companies that are substantially larger than we are. Because of their diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources, these companies may be better able to withstand disruptions in operations, volatile market conditions, to offer more competitive pricing and to obtain crude oil in times of shortage.

We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production. Competitors that have their own crude production are at times able to offset losses from refining operations with profits from producing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries, such as wind, solar and hydropower, that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual customers. If we are unable to compete effectively with these competitors, both within and outside our industry, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

Our indebtedness could adversely affect our financial condition or make us more vulnerable to adverse economic conditions.

As of December 31, 2009, our consolidated outstanding indebtedness was $937.0 million. Our level of indebtedness could have important consequences to you, such as:

- we may be limited in our ability to obtain additional financing to fund our working capital needs, capital expenditures and debt service requirements or our other operational needs;
- we may be limited in our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our debt;
- we may be at a competitive disadvantage compared to competitors with less leverage since we may be less capable of responding to adverse economic and industry conditions; and
- we may not have sufficient flexibility to react to adverse changes in the economy, our business or the industries in which we operate.

In addition, our ability to make payments on our indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Any inability to pay our debts would require us to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling equity. However, we cannot assure you that any such alternatives would be feasible or prove adequate. Failure to pay our debts could cause us to default on our obligations in respect of our indebtedness and impair our liquidity. Also, some alternatives would require the prior consent of the lenders under our credit facilities, which we may not be able to obtain.

Competition in the asphalt industry is intense, and an increase in competition in the markets in which we sell our asphalt products could adversely affect our earnings and profitability.

Our asphalt business competes with other refiners and with regional and national asphalt marketing companies. Many of these competitors are larger, more diverse companies with greater resources, providing them advantages in obtaining crude oil and other blendstocks and in competing through bidding processes for asphalt supply contracts.

We compete in large part on our ability to deliver specialized asphalt products which we produce under proprietary technology licenses. Recently, demand for these specialized products has increased due to new specification requirements by state and federal governments. If we were to lose our rights under our technology licenses, or if competing technologies for specialized products are developed by our competitors, our profitability could be adversely affected.

Competition in the retail industry is intense, and an increase in competition in the markets in which our retail businesses operate could adversely affect our earnings and profitability.

Our retail operations compete with numerous convenience stores, gasoline service stations, supermarket chains, drug stores, fast food operations and other retail outlets. Increasingly, national high-volume grocery and dry-goods retailers, such as Albertson's and Wal-Mart are entering the gasoline retailing business. Many of these competitors are substantially larger than we are. Because of their diversity, integration of operations and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales. These activities by our competitors could adversely affect our profit margins. Additionally, our convenience stores could lose market share, relating to both gasoline and merchandise, to these and other retailers, which could adversely affect our business, results of operations and cash flows.

Our convenience stores compete in large part based on their ability to offer convenience to customers. Consequently, changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and reduced sales and profitability at affected stores.

We may incur significant costs to comply with new or changing environmental laws and regulations.

Our operations are subject to extensive regulatory controls on air emissions, water discharges, waste management and the clean-up of contamination that can require costly compliance measures. If we fail to meet environmental requirements, we may be subject to administrative, civil and criminal proceedings by state and federal authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines and penalties against us as well as governmental or court orders that could alter, limit or stop our operations.

On February 2, 2007, we committed in writing to enter into discussions with the EPA under the National Petroleum Refinery Initiative. To date, the EPA has not made any specific findings against us or any of our refineries and we have not determined whether we will ultimately enter into a settlement agreement with the EPA. Based on prior settlements that the EPA has reached with other petroleum refiners under the Petroleum Refinery Initiative, we anticipate that the EPA will seek relief in the form of the payment of civil penalties, the installation of air pollution controls and the implementation of environmentally beneficial projects. At this time, we cannot estimate the amount of any such civil penalties or the costs of any required controls or environmentally beneficial projects.

In addition, new laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, our results of operations and cash flows could suffer.

The adoption of climate change legislation by Congress or the regulation of greenhouse gas emissions by the United States Environmental Protection Agency (EPA) could result in increased operating costs, lower profitability and reduced demand for our refined products.

On June 26, 2009, the U.S. House of Representatives passed the "American Clean Energy and Security Act of 2009," also known as the "Waxman-Markey cap-and-trade legislation" or ACESA. The purpose of ACESA is to control and reduce emissions of "greenhouse gases," or "GHGs," in the United States. GHGs are certain gases, including carbon dioxide and methane, that may be contributing to warming of the Earth's atmosphere and other climatic changes. ACESA would establish an economy-wide cap on emissions of GHGs in the United States and would require an overall reduction in GHG emissions of 17% (from 2005 levels) by 2020, and by over 80% by 2050. Under ACESA, most sources of GHG emissions would be required to obtain GHG emission "allowances" corresponding to their annual emissions of GHGs. The number of emission allowances issued each year would decline as necessary to meet ACESA's overall emission reduction goals. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. The net effect of ACESA will be to impose increasing costs on the combustion of carbon-based fuels such as oil and refined petroleum products.

The U.S. Senate has begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. On September 30, 2009, Senators Barbara Boxer and John Kerry introduced climate change legislation, S. 1733, entitled the "Clean Energy Jobs & American Power Act." The Senate committee from which the legislation was introduced, the Environment and Public Works Committee, approved the bill on November 5, 2009. Various Senate committees are expected to review the bill, and the text of the bill may change as a result. The Clean Energy Jobs & American Power Act is not identical to ACESA. For example, the 2020 GHG reduction target in the Senate proposed legislation is 20% below 2005 levels, versus 17% below 2005 levels in the House-passed bill. The Senate may consider other legislative options, as well; currently, Sens. John Kerry, Lindsey Graham and Joseph Lieberman are drafting a bi-partisan climate bill.

Any Senate-passed legislation would need to be reconciled with ACESA, and both chambers would be required to approve identical legislation before it could become law. President Obama has indicated that he is in support of the adoption of legislation to control and reduce emissions of GHGs through an emission allowance permitting system that results in fewer allowances being issued each year but that allows parties to buy, sell and trade allowances as needed to fulfill their GHG emission obligations. Although it is not possible at this time to predict when the Senate may act on climate change legislation or how any bill approved by the Senate would be reconciled with ACESA, any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would likely require us to incur increased operating costs. If we are unable to sell our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. In addition, any increase in prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

In addition to the climate change legislation under consideration by Congress, on December 7, 2009, the EPA issued an endangerment finding that GHGs endanger both public health and welfare, and that GHG emissions from motor vehicles contribute to the threat of climate change. Although the finding itself does not impose requirements on regulated entities, it allows the EPA and the Department of Transportation to finalize a jointly proposed rule regulating greenhouse gas emissions from vehicles and establishing Corporate Average Fuel Economy standards for light-duty vehicles. When GHGs become regulated by the EPA for vehicles, they will also become regulated pollutants under the Clean Air Act triggering other Clean Air Act requirements. The EPA's endangerment finding is being challenged, however. Industry organizations have filed petitions in the United States Court of Appeals for the D.C. Circuit, and Senator Lisa Murkowski has introduced a resolution (S.J. Res. 26) that would overturn the endangerment finding.

On September 30, 2009, the EPA proposed the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule to raise the threshold amount of GHG emissions that a source would have to emit to trigger certain Clean Air Act permitting requirements and the need to install controls to reduce emissions of greenhouse gases. The EPA is moving forward with the regulations despite the Obama administration's stated preference for legislation. Under the current thresholds in the PSD and Title V rules, the rule would capture even small emitters of greenhouse gases. Although it is not clear whether a final version of this rule would differ significantly from the proposed rule, or if finalized, would withstand legal challenges, the new obligations proposed in the regulation could require us to incur increased operating costs. If we are unable to sell our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. In addition, any increase in prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

We may incur significant costs and liabilities with respect to environmental lawsuits and proceedings and any investigation and remediation of existing and future environmental conditions.

We are currently investigating and remediating, in some cases pursuant to government orders, soil and groundwater contamination at our Big Spring refinery, terminals and convenience stores. Since August 2000, we have spent approximately $19.8 million with respect to the investigation and remediation of our Big Spring refinery and related terminals. We anticipate spending approximately $8.0 million in investigation and remediation expenses in connection with our Big Spring refinery and terminals over the next 15 years. Since their acquisition, we have spent approximately $8.6 million with respect to the investigation and remediation of our California refineries and related terminals. We anticipate spending an additional $16.0 million in investigation and remediation expenses in connection with our California refineries and terminals over the next 15 years. There can be no assurances, however, that we will not have to spend more than these anticipated amounts. Our handling and storage of petroleum and hazardous substances may lead to additional contamination at our facilities and facilities to which we send or sent wastes or by-products for treatment or disposal, in which case we may be subject to additional cleanup costs, governmental penalties, and third-party suits alleging personal injury and property damage. Although we have sold three of our pipelines and three of our terminals pursuant to the HEP transaction and two of our pipelines pursuant to the Sunoco transaction, we have agreed, subject to certain limitations, to indemnify HEP and Sunoco for costs and liabilities that may be incurred by them as a result of environmental conditions existing at the time of the sale. See Items 1 and 2 "Business and Properties — Government Regulation and Legislation — Environmental Indemnity to HEP" and "— Environmental Indemnity to Sunoco." If we are forced to incur costs or pay liabilities in connection with such proceedings and investigations, such costs and payments could be significant and could adversely affect our business, results of operations and cash flows.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.

From time to time, we have been sued or investigated for alleged violations of health, safety, environmental and other laws. If a lawsuit or enforcement proceeding were commenced or resolved against us, we could incur significant costs and liabilities. In addition, our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a negative effect on our business, results of operations, cash flows or prospects.

We could encounter significant opposition to operations at our California refineries.

Our Paramount refinery is located in a residential area. The refinery is located near schools, apartment complexes, private homes and shopping establishments. In addition, our Long Beach refinery is also located in close proximity to other commercial facilities. Any loss of community support for our California refining operations could result in higher than expected expenses in connection with opposing any community action to restrict or terminate the operation of the refinery. Any community action in opposition to our current and planned use of the California refineries could have a material adverse effect on our business, results of operations and cash flows.

The occurrence of a release of hazardous materials or a catastrophic event affecting our California refineries could endanger persons living nearby.

Because our Paramount refinery is located in a residential area, any release of hazardous material or catastrophic event could cause injuries to persons outside the confines of the Paramount refinery. Similarly, any such release or event at our Long Beach refinery could cause injury to persons outside of the Long Beach refinery. In the event that non-employees were injured as a result of such an event, we would be likely to incur substantial legal costs as well as any costs resulting from settlements or adjudication of claims from such injured persons. The extent of these expenses and costs could be in excess of the limits provided by our insurance policies. As a result, any such event could have a material adverse effect on our business, results of operations and cash flows.

Certain of our facilities are located in areas that have a history of earthquakes or hurricanes, the occurrence of which could materially impact our operations.

Our refineries located in California and the related pipeline and asphalt terminals, and to a lesser extent our refinery and operations in Oregon, are located in areas with a history of earthquakes, some of which have been quite severe. Our Krotz Springs refinery is located less than 100 miles from the Gulf Coast. In August 2008, the Krotz Springs refinery sustained minor physical damage from Hurricane Gustav; however, the regional utilities were affected and, as a result, the Krotz Springs refinery was without electric power for one week. Offshore crude oil production and gathering facilities were impacted by Gustav and a subsequent storm, which temporarily limited the availability of crude oil to the Krotz Springs refinery. In the event of an earthquake or hurricane that causes damage to our refining, pipeline or asphalt terminal assets, or the infrastructure necessary for the operation of these assets, such as the availability of usable roads, electricity, water, or natural gas, we may experience a significant interruption in our refining and/or marketing operations. Such an interruption could have a material adverse effect on our business, results of operations and cash flows.

Terrorist attacks, threats of war or actual war may negatively affect our operations, financial condition, results of operations and prospects.

Terrorist attacks, threats of war or actual war, as well as events occurring in response to or in connection with them, may adversely affect our operations, financial condition, results of operations and prospects. Energy-related assets (which could include refineries, terminals and pipelines such as ours) may be at greater risk of future terrorist attacks than other possible targets in the United States. A direct attack on our assets or assets used by us could have a material adverse effect on our operations, financial condition, results of operations and prospects. In addition, any terrorist attack, threats of war or actual war could have an adverse impact on energy prices, including prices for our crude oil and refined products, and an adverse impact on the margins from our refining and marketing operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.

Covenants in our credit agreements could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

Our credit agreements contain negative and financial covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For example, we are subject to negative covenants that restrict our activities, including changes in control of Alon or certain of our subsidiaries, restrictions on creating liens, engaging in mergers, consolidations and sales of assets, incurring additional indebtedness, entering into certain lease obligations, making certain capital expenditures, and making certain dividend, debt and other restricted payments. Should we desire to undertake a transaction that is limited by the negative covenants in our credit agreements, we will need to obtain the consent of our lenders or refinance our credit facilities. Such refinancings may not be possible or may not be available on commercially acceptable terms, or at all.

Our insurance policies do not cover all losses, costs or liabilities that we may experience.

We maintain significant insurance coverage, but it does not cover all potential losses, costs or liabilities, and our business interruption insurance coverage does not apply unless a business interruption exceeds a period of 45 — 75 days, depending upon the specific policy. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks associated with the credit-worthiness of the insurer of our environmental policies.

The insurer under three of our environmental policies is The Kemper Insurance Companies, which has experienced significant downgrades of its credit ratings in recent years and is currently in run-off. Of these three policies, two are 20-year policies that were purchased to protect us against expenditures not covered by our indemnification agreement with FINA, and the third policy is a ten-year policy covering our operations subsequent to our acquisition from FINA. Our insurance brokers have advised us that environmental insurance policies with terms in excess of ten years are not currently generally available and that policies with shorter terms are available only at premiums equal to or in excess of the premiums paid for our policies with Kemper. Accordingly, we are currently subject to the risk that Kemper will be unable to comply with its obligations under these policies and that comparable insurance may not be available or, if available, at premiums equal to or in excess of our current premiums with Kemper, although we have no reason at this time to believe that Kemper will not be able to comply with its obligations under these policies.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively affected.

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key man life insurance with respect to any member of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.

A substantial portion of our Big Spring refinery's workforce is unionized, and we may face labor disruptions that would interfere with our operations.

As of December 31, 2009, we employed approximately 170 people at our Big Spring refinery, approximately 120 of whom were covered by a collective bargaining agreement. The collective bargaining agreement expires April 1, 2012. Our current labor agreement may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse effect on our results of operation and financial condition.

We conduct our convenience store business under a license agreement with 7-Eleven, and the loss of this license could adversely affect the results of operations of our retail and branded marketing segment.

Our convenience store operations are primarily conducted under the 7-Eleven name pursuant to a license agreement between 7-Eleven, Inc. and Alon. 7-Eleven may terminate the agreement if we default on our obligations under the agreement. This termination would result in our convenience stores losing the use of the 7-Eleven brand name, the accompanying 7-Eleven advertising and certain other brand names and products used exclusively by 7-Eleven. Termination of the license agreement could have a material adverse effect on our retail operations.

We may not be able to successfully execute our strategy of growth through acquisitions.

A component of our growth strategy is to selectively acquire refining and marketing assets and retail assets in order to increase cash flow and earnings. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets and obtain financing to fund acquisitions and to support our growth and many other factors beyond our control. Risks associated with acquisitions include those relating to:

- diversion of management time and attention from our existing business;
- challenges in managing the increased scope, geographic diversity and complexity of operations;
- difficulties in integrating the financial, technological and management standards, processes, procedures and controls of an acquired business with those of our existing operations;
- liability for known or unknown environmental conditions or other contingent liabilities not covered by indemnification or insurance;
- greater than anticipated expenditures required for compliance with environmental or other regulatory standards or for investments to improve operating results;
- difficulties in achieving anticipated operational improvements;
- incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets; and
- issuance of additional equity, which could result in further dilution of the ownership interest of existing stockholders.

We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our business and operating results.

We depend upon our subsidiaries for cash to meet our obligations and pay any dividends, and we do not own 100% of the stock of our operating subsidiaries.

We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or pay dividends to our stockholders depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Our subsidiaries' ability to make any payments will depend on their earnings, cash flows, the terms of their indebtedness, tax considerations and legal restrictions.

Three of our executive officers, Messrs. Morris, Hart and Concienne, own shares of non-voting stock of two of our subsidiaries, Alon Assets, Inc., or Alon Assets, and Alon USA Operating, Inc., or Alon Operating. As of March 1, 2010, the shares owned by these executive officers represent 6.17% of the aggregate equity interest in these subsidiaries. In addition, these executive officers hold options vesting through 2010 which, if exercised, could increase their aggregate ownership to 7.25% of Alon Assets and Alon Operating. To the extent these two subsidiaries pay dividends to us, Messrs. Morris, Hart and Concienne will be entitled to receive pro rata dividends based on their equity ownership. For additional information, see Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Messrs. Morris, Hart and Concienne are parties to stockholders' agreements with Alon Assets and Alon Operating, pursuant to which we may elect or be required to purchase their shares in connection with put/call rights or rights of first refusal contained in those agreements. The purchase price for the shares is generally determined pursuant to certain formulas set forth in the stockholders' agreements, but after July 31, 2010, the purchase price, under certain circumstances involving a termination of, or resignation from, employment would be the fair market value of the shares. For additional information, see Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

It may be difficult to serve process on or enforce a United States judgment against certain of our directors.

All of our directors, other than Messrs. Ron Haddock and Jeff Morris, reside in Israel. In addition, a substantial portion of the assets of these directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 3. LEGAL PROCEEDINGS.

In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including environmental claims and employee related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

ITEM 4. RESERVED.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "ALJ."

The following table sets forth the quarterly high and low sales prices of our common stock for each quarterly period within the two most recently completed fiscal years:

Quarterly Period	High	Low
2009		
Fourth Quarter	$ 10.18	$ 6.60
Third Quarter	11.20	8.20
Second Quarter	15.90	9.92
First Quarter	15.46	8.76
2008		
Fourth Quarter	$ 14.91	$ 6.19
Third Quarter	17.00	7.31
Second Quarter	17.85	11.31
First Quarter	27.88	11.62

Holders

As of March 1, 2010, there were approximately 29 common stockholders of record.

Dividends

On March 14, 2008, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.121 million.

On June 13, 2008, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.121 million.

On September 12, 2008, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.

On December 12, 2008, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

On April 2, 2009, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

On June 15, 2009, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

On September 15, 2009, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

On December 15, 2009, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

We intend to continue to pay quarterly cash dividends on our common stock at an annual rate of $0.16 per share. However, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Stockholder Return Performance Graph

The following performance graph compares the cumulative total stockholder return on Alon common stock as traded on the NYSE with the Standard & Poor's 500 Stock Index (the "S&P 500") and our peer group for the 53-month period from July 28, 2005 (the date on which trading in Alon's common stock on the NYSE commenced) to December 31, 2009, assuming an initial investment of $100 dollars and the reinvestment of all dividends, if any. The "Peer Group" includes Frontier Oil Corporation, Tesoro Petroleum Corp. and Valero Energy Corporation.


Comparison of Cumulative Fifty-Three Month Total Return
$275
$255
$235
$215
$195
$175
$155
$135
$115
$95
$75
$55
$35
Jul 28-05
Sep-05
Dec05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun07
Sep-07
Dec07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec09
ALON
S&P 500
Peer Group

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth selected historical consolidated financial and operating data for our company. The selected historical consolidated statement of operations and cash flows data for the years ended December 31, 2006 and 2005, and the selected consolidated balance sheet data as of December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 10-K. The selected historical consolidated statement of operations and cash flows data for the three years ended December 31, 2009, 2008 and 2007, and the selected consolidated balance sheet data as of December 31, 2009, and 2008, are derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Our financial statements include the results of the Krotz Springs refining business from July 1, 2008. Additionally, our financial statements include the results of Paramount Petroleum Corporation and its subsidiaries from August 1, 2006 and of the Long Beach refinery from September 28, 2006. As a result of these transactions, the financial and operating data for periods prior to the effective date of these transactions may not be comparable to the data for the years ended December 31, 2009, 2008, 2007, and 2006.

The following selected historical consolidated financial and operating data should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Net sales (1)	$ 3,915,732	$ 5,156,706	$ 4,542,151	$ 3,093,890	$ 2,330,334
Operating costs and expenses (1)	3,994,977	5,258,153	4,363,238	2,877,811	2,180,162
Gain on involuntary conversion of assets (2)	—	279,680	—	—	—
Gain (loss) on disposition of assets (3)	(1,591)	45,244	7,206	63,255	38,591
Operating income (loss)	(80,836)	223,477	186,119	279,334	188,763
Net income (loss) available to common stockholders	(115,156)	82,883	103,936	157,368	103,988
Earnings (loss) per share, basic (4)	$ (2.46)	$ 1.77	$ 2.22	$ 3.37	$ 2.61
Weighted average shares outstanding, basic (4)	46,829	46,788	46,763	46,738	39,889
Earnings (loss) per share, diluted	$ (2.46)	$ 1.72	$ 2.16	$ 3.36	$ 2.61
Weighted average shares outstanding, diluted	46,829	49,583	46,804	46,779	39,908
Cash dividends per common share	0.16	0.16	0.16	3.03	1.96
CASH FLOW DATA:					
Net cash provided by (used in):					
Operating activities	$ 283,145	$ (812)	$ 123,950	$ 142,977	$ 137,895
Investing activities	(138,691)	(610,322)	(147,254)	(421,070)	(106,962)
Financing activities	(122,471)	560,973	27,753	205,439	42,530
BALANCE SHEET DATA (end of period):					
Cash and cash equivalents and short-term investments	$ 40,437	$ 18,454	$ 95,911	$ 64,166	$ 322,140
Working capital	84,257	250,384	279,580	228,779	275,996
Total assets	2,132,789	2,413,433	1,581,386	1,408,785	758,780
Total debt	937,024	1,103,569	536,615	498,669	132,390
Total equity	431,918	536,867	403,922	299,862	286,559

(1) Our buy/sell arrangements involve linked purchases and sales related to refined product contracts entered into to address location, quality or grade requirements. As of January 1, 2006, these buy/sell transactions are included on a net basis in sales in the consolidated statements of operations and profits are recognized when the exchanged product is sold. Prior to January 1, 2006, the results of these buy/sell transactions were recorded separately in sales and cost of sales in the consolidated statements of operations. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

(2) Gain on involuntary conversion of assets reported in 2008 of $279.7 million represents the insurance proceeds received as a result of the Big Spring refinery fire in excess of the book value of the assets impaired of $25.3 million and demolition and repair expenses of $25.0 million incurred through December 31, 2008.

(3) Gain on disposition of assets reported in 2008 primarily reflects the recognition of all the remaining deferred gain associated with the HEP transaction due to the termination of an indemnification agreement with HEP. Gain on disposition of assets reported in 2007 reflects the recognition of $7.2 million deferred gain recorded primarily in connection with the HEP transaction. Gain on disposition of assets reported in 2006 reflects the $52.5 million gain recognized in connection with the Amdel and White Oil transaction and the recognition of $10.8 million deferred gain recorded in connection with the HEP transaction. Gain on disposition of assets reported in 2005 reflect the initial gain recognized in connection with the assets contributed in the HEP transaction.

(4) Basic weighted average shares outstanding and basic earnings per share amounts for the periods presented reflect the effect of a 33,600-for-one split of our common stock which was effected on July 6, 2005. On August 2, 2005, we completed an initial public offering of 11,730,000 shares of our common stock. The shares issued in our initial public offering are included in the number of weighted average shares outstanding at December 31, 2009, 2008, 2007 and 2006, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K and the other sections of this Annual Report on Form 10-K, including Items 1 and 2 "Business and Properties," and Item 6 "Selected Financial Data."

Forward-Looking Statements

Certain statements contained in this report and other materials we file with the SEC, or in other written or oral statements made by us, other than statements of historical fact, are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words "anticipate," "assume," "believe," "budget," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "will," "future" and similar terms and phrases to identify forward-looking statements.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows. See Item 1A "Risk Factors."

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

- changes in general economic conditions and capital markets;
- changes in the underlying demand for our products;
- the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;
- changes in the sweet/sour spread;
- changes in the light/heavy spread;
- the effects of transactions involving forward contracts and derivative instruments;
- actions of customers and competitors;
- changes in fuel and utility costs incurred by our facilities;
- disruptions due to equipment interruption, pipeline disruptions or failure at our or third-party facilities;
- the execution of planned capital projects;
- adverse changes in the credit ratings assigned to our trade credit and debt instruments;
- the effects of and cost of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations;
- operating hazards, natural disasters, casualty losses and other matters beyond our control;

- our planned project of the design and construction of a hydrocracker unit at our California refineries may not be completed within the expected time frame or within the budgeted costs for such project due to factors outside of our control;

- the global financial crisis' impact on our business and financial condition in ways that we currently cannot predict. We may face significant challenges if conditions in the financial markets do not improve or continue to worsen, such as adversely impacting our ability to refinance existing credit facilities or extend their terms; and

- the other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2009 under the caption "Risk Factors."

Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statements. We do not intend to update these statements unless we are required by the securities laws to do so.

Overview

We are an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. Our crude oil refineries are located in Texas, California, Oregon and Louisiana and have a combined throughput capacity of approximately 250,000 barrels per day ("bpd"). Our refineries produce petroleum products including various grades of gasoline, diesel fuel, jet fuel, petrochemicals, petrochemical feedstocks, asphalt, and other petroleum-based products.

In the first quarter of 2008, we modified our presentation of segment data to reflect the following three operating segments: (i) refining and unbranded marketing, (ii) asphalt and (iii) retail and branded marketing. The branded marketing segment information historically included as part of the refining and marketing segment was combined with the retail segment in 2008 and prior segment results have been changed to conform with the current year presentation. Additional information regarding our operating segments and properties is presented in Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Refining and Unbranded Marketing Segment. Our refining and unbranded marketing segment includes sour and heavy crude oil refineries that are located in Big Spring, Texas; and Paramount and Long Beach, California; and a light sweet crude oil refinery located in Krotz Springs, Louisiana. Because we operate the Long Beach refinery as an extension of the Paramount refinery and due to their physical proximity to one another, we refer to the Long Beach and Paramount refineries together as our "California refineries." The refineries in our refining and unbranded marketing segment have a combined throughput capacity of approximately 240,000 bpd. At these refineries we refine crude oil into petroleum products, including gasoline, diesel fuel, jet fuel, petrochemicals, feedstocks and asphalts, which are marketed primarily in the South Central, Southwestern, and Western United States.

We market transportation fuels produced at our Big Spring refinery in West and Central Texas, Oklahoma, New Mexico and Arizona. We refer to our operations in these regions as our "physically integrated system" because we supply our retail and branded marketing segment convenience stores and unbranded distributors in this region with motor fuels produced at our Big Spring refinery and distributed through a network of pipelines and terminals which we either own or have access to through leases or long-term throughput agreements.

We market refined products produced at our Paramount refinery to wholesale distributors, other refiners and third parties primarily on the West Coast. Our Long Beach refinery produces asphalt products. Unfinished fuel products and intermediates produced at our Long Beach refinery are transferred to our Paramount refinery via pipeline and truck for further processing or sold to third parties.

Krotz Springs' liquid product yield is approximately 101.5% of total feedstock input, meaning that for each 100 barrels of crude oil and feedstocks input into the refinery, it produces 101.5 barrels of refined products. Of the 101.5%, on average 99.0% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and liquefied petroleum gas, and the remaining 2.5% is primarily heavy oils. We market refined products from Krotz Springs to wholesale distributors, other refiners, and third parties. The refinery's location provides access to upriver markets on the Mississippi and Ohio Rivers and its docking facilities along the Atchafalaya River allow barge access. The refinery also uses its direct access to the Colonial Pipeline to transport products to markets in the Southern and Eastern United States.

Asphalt Segment. Our asphalt segment markets asphalt produced at our Texas and California refineries included in the refining and marketing segment and at our Willbridge, Oregon refinery. Asphalt produced by the refineries in our refining and marketing segment is transferred to the asphalt segment at prices substantially determined by reference to the cost of crude oil, which is intended to approximate wholesale market prices. Our asphalt segment markets asphalt through 12 refinery/terminal locations in Texas (Big Spring), California (Paramount, Long Beach, Elk Grove, Bakersfield and Mojave), Oregon (Willbridge), Washington (Richmond Beach), Arizona (Phoenix, Flagstaff and Fredonia) and Nevada (Fernley) (50% interest) as well as a 50% interest in Wright Asphalt Products Company, LLC ("Wright"). We produce both paving and roofing grades of asphalt, including performance-graded asphalts, emulsions and cutbacks.

Retail and Branded Marketing Segment. Our retail and branded marketing segment operates 308 convenience stores primarily in Central and West Texas and New Mexico. These convenience stores typically offer various grades of gasoline, diesel fuel, general merchandise and food and beverage products to the general public, primarily under the 7-Eleven and FINA brand names. Historically, substantially all of the motor fuel sold through our retail operations and the majority of the motor fuel marketed in our branded business was supplied by our Big Spring refinery. In 2009, approximately 93% of the motor fuel requirements of our branded marketing operations, including retail operations, were supplied by our Big Spring refinery. As a result of the February 18, 2008 fire at our Big Spring refinery, branded marketing primarily acquired motor fuel from third-party suppliers during the period the refinery was down and continued to acquire motor fuels to a lesser extent when the refinery began partial production on April 5, 2008 through September 30, 2008.

We market gasoline and diesel under the FINA brand name through a network of approximately 650 locations, including our convenience stores. Other than in 2008 due to the February 18, 2008 fire, approximately 53% of the gasoline and 14% of the diesel motor fuel produced at our Big Spring refinery was transferred to our retail and branded marketing segment at prices substantially determined by reference to commodity pricing information published by Platts. Additionally, our retail and branded marketing segment licenses the use of the FINA brand name and provides credit card processing services to approximately 300 licensed locations that are not under fuel supply agreements with us. Branded distributors that are not part of our integrated supply system, primarily in Central Texas, are supplied with motor fuels we obtain from third-party suppliers.

Summary of 2009 Developments

In April 2009, Alon Refining Krotz Springs entered into amendments to its term loan and revolving credit facilities. In connection with the amendments, it was agreed to unwind and terminate our heating oil hedge, entered into in July 2008 at the time of the Krotz Springs refinery acquisition. The proceeds from the unwind of the heating oil hedge of $133.6 million were used to reduce the principal balance of the Alon Refining Krotz Springs term loan. In addition, the amendments called for the release of $50 million of cash collateral previously deposited by Alon Refining Krotz Springs in support of its obligations under the hedging agreement, to the prepayment of principal under the term loan facility and $50 million to reduce borrowings under the revolving credit facility. Further, in connection with the loan amendments, our majority shareholder provided $25 million of equity and $25 million of letter of credit support to Alon Refining Krotz Springs to further enhance its liquidity.

In July 2009, we entered into an amendment to our unsecured credit facility with Israel Discount Bank of New York. The amendment extended the maturity date from January 1, 2010 to January 1, 2013 and increased the borrowing rate of the facility.

In October 2009, we issued, through one of our subsidiaries, $216.5 million in aggregate principal amount of 13.50% senior secured notes in a private offering. The senior secured notes will mature on October 15, 2014 and all principal will be paid at maturity. Interest is payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2010. We received gross proceeds of $205.4 million from the sale of the senior secured notes (before fees and expenses related to the offering). In connection with the closing, we prepaid in full all outstanding obligations under the Alon Refining Krotz Springs term loan. The remaining proceeds from the offering were used for general corporate purposes.

We completed our ultra low-sulfur gasoline project in 2009. As a result, all of our gasoline produced at the Big Spring refinery now complies with the EPA's ultra low-sulfur gasoline standard of 30 parts per million ("ppm").

The repairs to the alkylation unit damaged in the Big Spring refinery fire in 2008 were completed in November 2009. This unit was restarted in January 2010.

On December 31, 2009, we exchanged 7,351,051 shares of our common stock for all of the outstanding shares of preferred stock of our subsidiary issued in connection with the acquisition of the Krotz Springs refinery in 2008. Under the terms of a stockholders agreement between Alon Israel, the holders of the preferred stock, and Alon, the preferred stock was required to be exchanged for shares of Alon common stock on July 3, 2011 if not previously exchanged as provided in the stockholders agreement. Pursuant to an amendment to the stockholders agreement entered into in December 2009, the mandatory exchange was accelerated to December 31, 2009. The 7,351,051 shares of common stock issued represented the then-outstanding $80 million par value of the preferred stock plus preferred dividends accrued through July 3, 2011, divided by $14.3925, the exchange value set forth in the stockholders agreement. As a result of the exchange, the number of outstanding shares of Alon's common stock increased from 46,819,862 to 54,170,913 and Alon Israel's percentage ownership of our outstanding common stock increased from 72.26% to 76.02%.

2009 Operations Highlights

Highlights for 2009 include:

- Operating loss was ($80.8) million, compared to operating income of $223.5 million in 2008. Operating income decreased by $304.3 million for 2009 compared to 2008. The year 2008 included gains of $279.7 million on the involuntary conversion of assets due to the Big Spring refinery fire, and $45.2 million for the gain on disposition of assets.

- The Big Spring refinery and California refineries combined throughput for the year ended December 31, 2009 averaged 91,028 bpd, consisting of 59,870 bpd at the Big Spring refinery and 31,158 bpd at the California refineries compared to a combined average of 68,892 bpd for the same period last year, consisting of 37,793 bpd at the Big Spring refinery and 31,099 bpd at the California refineries. The Big Spring refinery had higher throughput for the year ended December 31, 2009, compared to the same period last year primarily due to the 2008 fire at the Big Spring refinery. The Krotz Springs refinery throughput for the year ended December 31, 2009, averaged 48,337 bpd and for the period from its acquisition effective July 1, 2008 through December 31, 2008, averaged 58,184 bpd. The lower throughput in 2009 is due to a turnaround that began in November 2009.

- Refinery operating margin at the Big Spring refinery was $4.35 per barrel for the year ended December 31, 2009, compared to ($3.18) per barrel for the same period in 2008. This increase was primarily due to the depressed margins experienced in conjunction with the fire at the Big Spring refinery in 2008. The Big Spring refinery light product yields were approximately 82% for the year ended December 31, 2009, compared to 70% for the same period in 2008. Refinery operating margin at the California refineries was $1.80 per barrel for the year ended December 31, 2009, compared to $1.65 per barrel for the same period in 2008. The Krotz Springs refinery operating margin for the year ended December 31, 2009, was $5.66 per barrel compared to $7.25 per barrel for the period from its acquisition effective July 1, 2008 through December 31, 2008. The lower Krotz Springs refinery operating margin is due primarily to lower Gulf Coast 2/1/1 high sulfur diesel margins in 2009.

- Gulf coast 3/2/1 average crack spreads were $7.24 per barrel for the year ended December 31, 2009, compared to $10.47 per barrel for the same period in 2008. Gulf Coast 2/1/1 high sulfur diesel average crack spreads for the year ended December 31, 2009, was $6.50 per barrel compared to $11.28 per barrel for the same period in 2008. West Coast 3/2/1 average crack spreads for the year ended December 31, 2009, was $13.92 per barrel compared to $15.80 per barrel for the same period in 2008.

- The average sweet/sour spread for the year ended December 31, 2009 was $1.52 per barrel compared to $3.78 per barrel for 2008. The average light/heavy spread for the year ended December 31, 2009, was $5.46 per barrel compared to $15.63 per barrel for 2008.

- Asphalt margins in 2009 averaged $46.07 per ton compared to an average of $113.43 per ton in 2008. The average blended asphalt sales price decreased 19.9% from $511.95 per ton for the year ended December 31, 2008, to $409.88 per ton for the year ended December 31, 2009, and the average non-blended asphalt sales price decreased 46.1% from $315.48 per ton for the year ended December 31, 2008 to $170.05 per ton for the year ended December 31, 2009. The blended asphalt sales accounted for 92% of total asphalt sales for the year ended December 31, 2009. The decrease in the blended asphalt sales price of 19.9% was less than the 37.9% decrease in WTI prices for the year ended December 31, 2009.

- In our retail and branded marketing segment, retail fuel sales gallons increased by 24.4% from 97.0 million gallons for the year ended December 31, 2008, to 120.7 million gallons for the year ended December 31, 2009. Our integrated branded fuel sales increased by 15.6% from 225.5 million gallons for the year ended December 31, 2008, to 260.6 million gallons for the year ended December 31, 2009.

Major Influences on Results of Operations

Refining and Unbranded Marketing. Our earnings and cash flow from our refining and unbranded marketing segment are primarily affected by the difference between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of the refined products we ultimately sell depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation. While our sales and operating revenues fluctuate significantly with movements in crude oil and refined product prices, it is the spread between crude oil and refined product prices, and not necessarily fluctuations in those prices that affect our earnings.

In order to measure our operating performance, we compare our per barrel refinery operating margins to certain industry benchmarks. We compare our Big Spring refinery's per barrel operating margin to the Gulf Coast and Group III, or mid-continent, 3/2/1 crack spreads. A 3/2/1 crack spread in a given region is calculated assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel. We calculate the Gulf Coast 3/2/1 crack spread using the market values of Gulf Coast conventional gasoline and ultra low-sulfur diesel and the market value of West Texas Intermediate, or WTI, a light, sweet crude oil. We calculate the Group III 3/2/1 crack spread using the market values of Group III conventional gasoline and ultra low-sulfur diesel and the market value of WTI crude oil. We calculate the per barrel operating margin for our Big Spring refinery by dividing the Big Spring refinery's gross margin by its throughput volumes. Gross margin is the difference between net sales and cost of sales (exclusive of unrealized hedging gains and losses and inventories adjustments related to acquisitions).

We compare our California refineries' per barrel operating margin to the West Coast 6/1/2/3 crack spread. A 6/1/2/3 crack spread is calculated assuming that six barrels of a benchmark crude oil are converted into one barrel of gasoline, two barrels of diesel and three barrels of fuel oil. We calculate the West Coast 6/1/2/3 crack spread using the market values of West Coast LA CARB pipeline gasoline, LA ultra low-sulfur pipeline diesel, LA 380 pipeline CST (fuel oil) and the market value of WTI crude oil. The per barrel operating margin of the California refineries is calculated by dividing the California refinery's gross margin by their throughput volumes. Another comparison to other West Coast refineries that we use is the West Coast 3/2/1 crack spread. This is calculated using the market values of West Coast LA CARB pipeline gasoline, LA ultra low-sulfur pipeline diesel and the market value of WTI crude oil.

Our Krotz Springs refinery's per barrel margin is compared to the Gulf Coast 2/1/1 crack spread. The 2/1/1 crack spread is calculated assuming that two barrels of a benchmark crude oil are converted into one barrel of gasoline and one barrel of diesel. We calculate the Gulf Coast 2/1/1 crack spread using the market values of Gulf Coast conventional gasoline and Gulf Coast high sulfur diesel and the market value of WTI crude oil.

Our Big Spring refinery and California refineries are capable of processing substantial volumes of sour crude oil, which has historically cost less than intermediate and sweet crude oils. We measure the cost advantage of refining sour crude oil at our refineries by calculating the difference between the value of WTI crude oil less the value of West Texas Sour, or WTS, a medium, sour crude oil. We refer to this differential as the sweet/sour spread. A widening of the sweet/sour spread can favorably influence the operating margin for our Big Spring and California refineries. In addition, our California refineries are capable of processing significant volumes of heavy crude oils which historically have cost less than light crude oils. We measure the cost advantage of refining heavy crude oils by calculating the difference between the value of WTI crude oil less the value of MAYA crude, which we refer to as the light/heavy spread. A widening of the light/heavy spread can favorably influence the refinery operating margins for our California refineries.

The results of operations from our refining and unbranded marketing segment are also significantly affected by our refineries' operating costs, particularly the cost of natural gas used for fuel and the cost of electricity. Natural gas prices have historically been volatile. For example, natural gas prices ranged from $13.58 per million British thermal units, or MMBTU, in July of 2008 to $2.51 MMBTU in September of 2009. Typically, electricity prices fluctuate with natural gas prices.

Demand for gasoline products is generally higher during summer months than during winter months due to seasonal increases in highway traffic. As a result, the operating results for our refining and unbranded marketing segment for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters. The effects of seasonal demand for gasoline are partially offset by seasonality in demand for diesel, which in our region is generally higher in winter months as east-west trucking traffic moves south to avoid winter conditions on northern routes.

Safety, reliability and the environmental performance of our refineries are critical to our financial performance. The financial impact of planned downtime, such as a turnaround or major maintenance project, is mitigated through a diligent planning process that considers product availability, margin environment and the availability of resources to perform the required maintenance.

The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Crude oil and refined products are essentially commodities, and we have no control over the changing market value of these inventories. Because our inventory is valued at the lower of cost or market value under the LIFO inventory valuation methodology, price fluctuations generally have little effect on our financial results.

Asphalt. Our earnings from our asphalt segment depend primarily upon the margin between the price at which we sell our asphalt and the transfer prices for asphalt produced at our refineries in the refining and unbranded marketing segment. Asphalt is transferred to our asphalt segment at prices substantially determined by reference to the cost of crude oil, which is intended to approximate wholesale market prices. The asphalt segment also conducts operations at and markets asphalt produced by our refinery located in Willbridge, Oregon. In addition to producing asphalt at our refineries, at times when refining margins are unfavorable we opportunistically purchase asphalt from other producers for resale. A portion of our asphalt sales are made using fixed price contracts for delivery of asphalt products at future dates. Because these contracts are priced at the market prices for asphalt at the time of the contract, a change in the cost of crude oil between the time we enter into the contract and the time we produce the asphalt can positively or negatively influence the earnings of our asphalt segment. Demand for paving asphalt products is higher during warmer months than during colder months due to seasonal increases in road construction work. As a result, the revenues for our asphalt segment for the first and fourth calendar quarters are expected to be lower than those for the second and third calendar quarters.

Retail and Branded Marketing. Our earnings and cash flows from our retail and branded marketing segment are primarily affected by merchandise and motor fuel sales and margins at our convenience stores and the motor fuel sales volumes and margins from sales to our FINA-branded distributors, together with licensing and credit card related fees generated from our FINA-branded distributors and licensees. Retail merchandise gross margin is equal to retail merchandise sales less the delivered cost of the retail merchandise, net of vendor discounts and rebates, measured as a percentage of total retail merchandise sales. Retail merchandise sales are driven by convenience, branding and competitive pricing. Motor fuel margin is equal to motor fuel sales less the delivered cost of fuel and motor fuel taxes, measured on a cents per gallon ("cpg") basis. Our motor fuel margins are driven by local supply, demand and competitor pricing. Our convenience store sales are seasonal and peak in the second and third quarters of the year, while the first and fourth quarters usually experience lower overall sales.

Factors Affecting Comparability

Our financial condition and operating results over the three year period ended December 31, 2009 have been influenced by the following factors, which are fundamental to understanding comparisons of our period-to-period financial performance.

Big Spring Refinery Fire

On February 18, 2008, a fire at the Big Spring refinery destroyed the propylene recovery unit and damaged equipment in the alkylation and gas concentration units. On April 5, 2008, the refinery was able to begin partial operation in a 35,000 bpd hydroskimming mode. The major units brought back on line in April included the crude unit, reformer unit, distillate hydrotreater and jet fuel hydrotreater. The Fluid Catalytic Cracking Unit ("FCCU") returned to normal operating capabilities with the restart on September 26, 2008. Substantially all of the repairs to the units damaged in the fire were completed in 2009 other than the alkylation unit which returned to operations in January 2010.

For the year ended December 31, 2008, we recorded $56.9 million of non-reimbursable costs associated with the fire. The components of net costs associated with fire as of December 31, 2008 included: $51.1 million for expenses incurred from pipeline commitment deficiencies, crude sale losses and other incremental costs; $5.0 million for our third party liability insurance deductible under the insurance policy; and depreciation for the temporarily idled facilities of $0.8 million.

An involuntary pre-tax gain on conversion of assets of $279.7 million was recorded for the insurance proceeds of $330.0 million received in excess of the book value of the assets impaired of $25.3 million and demolition and repair expenses of $25.0 million incurred through December 31, 2008. An additional $55.0 million of insurance proceeds were received in 2008 and January 2009 and this was recorded as business interruption recovery for the year ended December 31, 2008.

Retail Store Acquisitions

On June 29, 2007, we completed the acquisition of Skinny's, Inc., a privately held Abilene, Texas-based company that owned and operated 102 stores in Central and West Texas. The total consideration was $75.3 million after certain post-closing adjustments, which were finalized in the fourth quarter of 2007. Of the 102 stores, approximately two-thirds are owned and one-third are leased. We market motor fuels sold at these stores primarily under the FINA brand and primarily supply such fuels from our Big Spring refinery. The acquisition of Skinny's increased property, plant, and equipment by $43.7 million, goodwill by $34.5 million, current assets by $7.0 million, current liabilities by $10.5 million, and debt by $46.2 million.

Refinery Acquisitions

On July 3, 2008, we completed the acquisition of all the capital stock of the refining business located in Krotz Springs, Louisiana, from Valero. The purchase price was $333.0 million in cash plus $141.5 million for working capital, including inventories. The Krotz Springs refinery, with a nameplate crude capacity of approximately 83,100 bpd, supplies multiple demand centers in the Southern and Eastern United States markets through a pipeline operated by the Colonial Pipeline. Krotz Springs' liquid product yield is approximately 101.5% of total feedstock input, meaning that for each 100 barrels of crude oil and feedstocks input into the refinery, it produces 101.5 barrels of refined products. Of the 101.5%, on average 99.0% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and liquefied petroleum gas, and the remaining 2.5% is primarily heavy oils. The purchase of Krotz Springs increased property, plant and equipment by $376.7 million, inventories by $145.0 million and debt by $141.5 million. The results of operations for the Krotz Springs refinery have been included in our consolidated statements of operations for the second half of the year ended December 31, 2008.

Unscheduled Turnaround and Reduced Crude Oil Throughput

In an effort to match our safety, reliability and the environmental performance initiatives with the current operating margin environment, we accelerated a planned turnaround at our Krotz Springs refinery from the first quarter of 2010 to the fourth quarter of 2009. The refinery is expected to resume operations in April 2010.

During the downtime in 2008 at the Big Spring refinery due to the February 18, 2008 fire, we performed all scheduled maintenance originally planned for 2009, including major maintenance at the crude and FCCU units.

The California refineries operated at reduced throughput rates during 2009 and 2008 to optimize our refining and asphalt economics.

Hurricane Activity

The aftermath of Hurricanes Gustav and Ike in the third quarter of 2008 resulted in the shutdown of approximately 25% of the refining capacity in the United States which greatly influenced the production and supply of both crude oil and refined products throughout the United States. Hurricane Gustav directly affected our refinery in Krotz Springs, Louisiana causing power outages and crude oil supply disruption.

HEP Transaction

A gain on disposition of assets of $42.9 million in the second quarter of 2008 represented the recognition of all the remaining deferred gain associated with the contribution of certain pipelines and terminals to Holly Energy Partners, LP ("HEP"), in March 2005 and was due to the termination of an indemnification agreement with HEP.

Results of Operations

Net Sales. Net sales consist primarily of sales of refined petroleum products through our refining and unbranded marketing segment and asphalt segment and sales of merchandise, including food products, and motor fuels, through our retail and branded marketing segment.

For the refining and unbranded marketing segment, net sales consist of gross sales, net of customer rebates, discounts and excise taxes. Net sales for our refining and unbranded marketing segment include inter-segment sales to our asphalt and retail and branded marketing segments, which are eliminated through consolidation of our financial statements. Asphalt sales consist of gross sales, net of any discounts and applicable taxes. Retail net sales consist of gross merchandise sales, less rebates, commissions and discounts, and gross fuel sales, including motor fuel taxes. For our petroleum and asphalt products, net sales are mainly affected by crude oil and refined product prices and volume changes caused by operations. Our retail merchandise sales are affected primarily by competition and seasonal influences.

Cost of Sales. Refining and unbranded marketing cost of sales includes crude oil and other raw materials, inclusive of transportation costs. Asphalt cost of sales includes costs of purchased asphalt, blending materials and transportation costs. Retail cost of sales includes cost of sales for motor fuels and for merchandise. Motor fuel cost of sales represents the net cost of purchased fuel, including transportation costs and associated motor fuel taxes. Merchandise cost of sales includes the delivered cost of merchandise purchases, net of merchandise rebates and commissions. Cost of sales excludes depreciation and amortization expense.

Direct Operating Expenses. Direct operating expenses, which relate to our refining and unbranded marketing and asphalt segments, include costs associated with the actual operations of our refineries, such as energy and utility costs, routine maintenance, labor, insurance and environmental compliance costs. Environmental compliance costs, including monitoring and routine maintenance, are expensed as incurred. All operating costs associated with our crude oil and product pipelines are considered to be transportation costs and are reflected as cost of sales.

Selling, General and Administrative Expenses. Selling, general and administrative, or SG&A, expenses consist primarily of costs relating to the operations of our convenience stores, including labor, utilities, maintenance and retail corporate overhead costs. Refining and marketing and asphalt segment corporate overhead and marketing expenses are also included in SG&A expenses.

Summary Financial Tables. The following tables provide summary financial data and selected key operating statistics for us and our three operating segments for the years ended December 31, 2009, 2008 and 2007. The summary financial data for our three operating segments does not include certain SG&A expenses and depreciation and amortization related to our corporate headquarters. The following data should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K.

ALON USA ENERGY, INC. CONSOLIDATED

	Year Ended December 31,		
	2009	2008	2007
	(dollars in thousands, except per share data)		
STATEMENT OF OPERATIONS DATA:			
Net sales (1)	$ 3,915,732	$ 5,156,706	$ 4,542,151
Operating costs and expenses:			
Cost of sales	3,502,782	4,853,195	3,999,287
Direct operating expenses	265,502	216,498	201,196
Selling, general and administrative expenses (2)	129,446	119,852	105,352
Net costs associated with fire (3)	—	56,854	—
Business interruption recovery (4)	—	(55,000)	—
Depreciation and amortization (5)	97,247	66,754	57,403
Total operating costs and expenses	3,994,977	5,258,153	4,363,238
Gain on involuntary conversion of assets (6)	—	279,680	—
Gain (loss) on disposition of assets (7)	(1,591)	45,244	7,206
Operating income (loss)	(80,836)	223,477	186,119
Interest expense (8)	(111,137)	(67,550)	(47,747)
Equity earnings (losses) of investees	24,558	(1,522)	11,177
Other income, net	331	1,500	6,565
Income (loss) before income tax expense (benefit), non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary	(167,084)	155,905	156,114
Income tax expense (benefit)	(64,877)	62,781	46,199
Income (loss) before non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary	(102,207)	93,124	109,915
Non-controlling interest in income (loss) of subsidiaries	(8,551)	5,941	5,979
Accumulated dividends on preferred stock of subsidiary (9)	21,500	4,300	—
Net income (loss) available to common stockholders	$ (115,156)	$ 82,883	$ 103,936
Earnings (loss) per share, basic	$ (2.46)	$ 1.77	$ 2.22
Weighted average shares outstanding, basic (in thousands)	46,829	46,788	46,763
Earnings (loss) per share, diluted	$ (2.46)	$ 1.72	$ 2.16
Weighted average shares outstanding, diluted (in thousands)	46,829	49,583	46,804
Cash dividends per share	$ 0.16	$ 0.16	$ 0.16
CASH FLOW DATA:			
Net cash provided by (used in):			
Operating activities	$ 283,145	$ (812)	$ 123,950
Investing activities	(138,691)	(610,322)	(147,254)
Financing activities	(122,471)	560,973	27,753
BALANCE SHEET DATA (end of period):			
Cash and cash equivalents and short-term investments	$ 40,437	$ 18,454	$ 95,911
Working capital	84,257	250,384	279,580
Total assets	2,132,789	2,413,433	1,581,386
Total debt	937,024	1,103,569	536,615
Total stockholders' equity	422,772	434,651	388,202
Non-controlling interest in subsidiaries and preferred stock of subsidiary including accumulated dividends	9,146	102,216	15,720
Total equity	431,918	536,867	403,922
OTHER DATA:			
Adjusted EBITDA (10)	$ 42,891	$ 244,965	$ 254,058
Capital expenditures (11)	81,660	62,356	42,204
Capital expenditures to rebuild the Big Spring refinery	46,769	362,178	—
Capital expenditures for turnaround and chemical catalyst	24,699	9,958	9,842

(1) Includes excise taxes on sales by the retail and branded marketing segment of $47.1 million, $37.5 million, and $35.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(2) Includes corporate headquarters selling, general and administrative expenses of $0.8 million, $0.6 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively, which are not allocated to our three operating segments.

(3) Includes $51.1 million of expenses incurred from pipeline commitment deficiencies, crude sale losses and other incremental costs; $5.0 million for our third party liability insurance deductible under the insurance policy; and depreciation for the temporarily idled facilities of $0.8 million for the year ended December 31, 2008.

(4) Business interruption recovery of $55.0 million was recorded for the year ended December 31, 2008 as a result of the Big Spring refinery fire with all insurance proceeds received in 2008 and January 2009.

(5) Includes corporate depreciation and amortization of $0.7 million, $0.9 million and $0.9 million for the years ended December 31, 2009, 2008 and 2007, respectively, which are not allocated to our three operating segments.

(6) A gain on involuntary conversion of assets of $279.7 million has been recorded for the insurance proceeds received in excess of the book value of the assets impaired of $25.3 million and demolition and repair expenses of $25.0 million incurred through December 31, 2008 as a result of the Big Spring refinery fire.

(7) Gain on disposition of assets reported in 2008 primarily includes the recognition of deferred gain recorded in connection with the contribution of certain product pipelines and terminals to Holly Energy Partners, LP, ("HEP"), in March 2005 ("HEP transaction"). A recognized gain of $42.9 million in 2008 represented all the remaining deferred gain associated with the HEP transaction and was due to the termination of an indemnification agreement with HEP. Gain on disposition of assets reported in 2007 reflects the recognition of $7.2 million deferred gain recorded primarily in connection with the HEP transaction.

(8) Interest expense for the year ended December 31, 2009 includes $20.5 million of unamortized debt issuance costs written off as a result of prepayments of $163.8 million of term debt in October 2009. Interest expense for 2009 also includes $5.7 million related to the liquidation of the heating oil hedge in the second quarter of 2009.

(9) Accumulated dividends on preferred stock of subsidiary for year ended December 31, 2009, represent dividends of $12.9 million for the conversion of the preferred stock into Alon common stock. Also included for the year ended December 31, 2009 is $8.6 million of accumulated dividends through December 31, 2009.

(10) See "— Reconciliation of Amounts Reported Under Generally Accepted Accounting Principles" for information regarding our definition of Adjusted EBITDA, its limitations as an analytical tool and a reconciliation of net income to Adjusted EBITDA for the periods presented.

(11) Includes corporate capital expenditures of $3.7 million, $1.2 million and $1.6 million for the years ended December 31, 2009, 2008 and 2007, respectively, which are not allocated to our three operating segments.

REFINING AND UNBRANDED MARKETING SEGMENT (A)

	Year Ended December 31,		
	2009	2008	2007
	(dollars in thousands, except per barrel data and pricing statistics)		
STATEMENT OF OPERATIONS DATA:			
Net sales (1)	$3,359,043	$4,551,769	$4,090,607
Operating costs and expenses:			
Cost of sales	3,117,528	4,505,094	3,714,227
Direct operating expenses	221,378	173,142	154,267
Selling, general and administrative expenses	29,376	17,784	20,071
Net costs associated with fire (2)	—	56,854	—
Business interruption recovery (3)	—	(55,000)	—
Depreciation and amortization	76,252	50,047	44,107
Total operating costs and expenses	3,444,534	4,747,921	3,932,672
Gain (loss) on involuntary conversion of assets (4)	—	279,680	—
Gain (loss) on disposition of assets (5)	(1,042)	45,244	7,138
Operating income (loss)	$ (86,533)	$ 128,772	$ 165,073
KEY OPERATING STATISTICS AND OTHER DATA:			
Total sales volume (bpd)	127,400	119,195	91,027
Per barrel of throughput:			
Refinery operating margin — Big Spring (6)	$ 4.35	$ (3.18)	$ 12.83
Refinery operating margin — CA Refineries (6)	1.80	1.65	2.73
Refinery operating margin — Krotz Springs (6)	5.66	7.25	N/A
Refinery direct operating expense — Big Spring (7)	4.21	4.40	3.67
Refinery direct operating expense — CA Refineries (7)	4.82	5.81	2.79
Refinery direct operating expense — Krotz Springs (7)	4.22	4.30	N/A
Capital expenditures	71,555	57,576	28,669
Capital expenditures to rebuild the Big Spring refinery	46,769	362,178	—
Capital expenditures for turnaround and chemical catalyst	24,699	9,958	9,842
PRICING STATISTICS:			
WTI crude oil (per barrel)	$ 61.82	$ 99.56	$ 72.32
WTS crude oil (per barrel)	60.30	95.78	67.32
MAYA crude oil (per barrel)	56.36	83.93	59.86
Crack spreads (3/2/1) (per barrel):			
Gulf Coast	$ 7.24	$ 10.47	$ 15.00
Group III	8.10	11.15	19.41
West Coast	13.92	15.80	27.37
Crack spreads (6/1/2/3) (per barrel):			
West Coast	$ 4.15	$ 0.48	$ 6.33
Crack spreads (2/1/1) (per barrel):			
Gulf Coast high sulfur diesel	$ 6.50	$ 11.28	$ 12.80
Crude oil differentials (per barrel):			
WTI less WTS	$ 1.52	$ 3.78	$ 5.00
WTI less MAYA	5.46	15.63	12.46
Product price (per gallon):			
Gulf Coast unleaded gasoline	163.5 ¢	247.1 ¢	204.5 ¢
Gulf Coast ultra low-sulfur diesel	166.4	291.8	214.7
Gulf Coast high sulfur diesel	161.9	280.8	200.8
Group III unleaded gasoline	166.2	248.1	216.0
Group III ultra low-sulfur diesel	167.0	294.5	223.3
West Coast LA CARBOB (unleaded gasoline)	185.2	267.9	244.2
West Coast LA ultra low-sulfur diesel	170.6	288.3	223.7
Natural gas (per MMBTU)	$ 4.16	$ 8.90	$ 7.12

(A) In the first quarter of 2008, our branded marketing business was removed from the refining and marketing segment and combined with the retail segment. Information for 2007 has been recast to provide a comparison to 2009 and 2008 results.

THROUGHPUT AND PRODUCTION DATA: Big Spring refinery	Year Ended December 31,					
	2009		2008		2007	
	bpd	%	bpd	%	bpd	%
Refinery throughput:						
Sour crude	48,340	80.8	31,654	83.8	58,607	86.0
Sweet crude	9,238	15.4	4,270	11.3	5,017	7.4
Blendstocks	2,292	3.8	1,869	4.9	4,521	6.6
Total refinery throughput (8)	59,870	100.0	37,793	100.0	68,145	100.0
Refinery production:						
Gasoline	26,826	45.0	14,266	38.4	32,135	47.5
Diesel/jet	19,136	32.2	10,439	28.2	19,676	29.1
Asphalt	5,289	8.9	4,850	13.1	7,620	11.3
Petrochemicals	2,928	4.9	1,221	3.3	3,980	5.9
Other	5,327	9.0	6,298	17.0	4,190	6.2
Total refinery production (9)	59,506	100.0	37,074	100.0	67,601	100.0
Refinery utilization (10)		82.3%		52.3%		92.5%

THROUGHPUT AND PRODUCTION DATA: California refineries	Year Ended December 31,					
	2009		2008		2007	
	bpd	%	bpd	%	bpd	%
Refinery throughput:						
Medium sour crude	13,408	43.0	8,014	25.8	20,839	33.7
Heavy crude	17,420	55.9	22,590	72.6	40,700	65.9
Blendstocks	330	1.1	495	1.6	223	0.4
Total refinery throughput (8)	31,158	100.0	31,099	100.0	61,762	100.0
Refinery production:						
Gasoline	4,920	16.2	4,141	13.7	7,318	12.1
Diesel/jet	7,123	23.5	7,481	24.8	13,360	22.1
Asphalt	8,976	29.5	9,214	30.5	19,006	31.5
Light unfinished	117	0.4	—	—	3,071	5.1
Heavy unfinished	8,813	29.0	9,182	30.4	16,793	27.9
Other	418	1.4	192	0.6	793	1.3
Total refinery production (9)	30,367	100.0	30,210	100.0	60,341	100.0
Refinery utilization (10)		46.2%		46.3%		85.9%

THROUGHPUT AND PRODUCTION DATA: Krotz Springs refinery (B)	Year Ended December 31,			
	2009		2008	
	bpd	%	bpd	%
Refinery throughput:				
Light sweet crude	22,942	47.5	43,36	74.5
Heavy sweet crude	22,258	46.0	11,97	20.6
Blendstocks	3,137	6.5	2,84	4.9
Total refinery throughput (8)	48,337	100.0	58,18	100.0
Refinery production:				
Gasoline	22,264	45.4	25,19	42.8
Diesel/jet	21,318	43.4	26,98	45.9
Heavy oils	1,238	2.5	1,40	2.4
Other	4,258	8.7	5,25	8.9
Total refinery production (9)	49,078	100.0	58,83	100.0
Refinery utilization (10)		65.3%		66.6%

(B) The year ended December 31, 2008, represents throughput and production data for the period from July 1, 2008 through December 31, 2008.

(1) Net sales include inter-segment sales to our asphalt and retail and branded marketing segments at prices which are intended to approximate wholesale market prices. These inter-segment sales are eliminated through consolidation of our financial statements.

(2) Includes $51.1 million of expenses incurred from pipeline commitment deficiencies, crude sale losses and other incremental costs; $5.0 million for our third party liability insurance deductible under the insurance policy; and depreciation for the temporarily idled facilities of $0.8 million for the year ended December 31, 2008.

(3) Business interruption recovery of $55.0 million was recorded for the year ended December 31, 2008 as a result of the Big Spring refinery fire with all insurance proceeds being received in 2008 and January 2009.

(4) A gain on involuntary conversion of assets of $279.7 million has been recorded for the insurance proceeds received in excess of the book value of the assets impaired of $25.3 million and demolition and repair expenses of $25.0 million incurred through December 31, 2008 as a result of the Big Spring refinery fire.

(5) Gain on disposition of assets reported in 2008 primarily includes the recognition of deferred gain recorded in connection with the HEP transaction. A recognized gain of $42.9 million represented all the remaining deferred gain associated with the HEP transaction and was due to the termination of an indemnification agreement with HEP. Gain on disposition of assets reported in 2007 reflects the recognition of $7.1 million deferred gain recorded primarily in connection with the HEP transaction.

(6) Refinery operating margin is a per barrel measurement calculated by dividing the margin between net sales and cost of sales (exclusive of unrealized hedging gains and losses and inventories adjustments related to acquisitions) attributable to each refinery by the refinery's throughput volumes. Industry-wide refining results are driven and measured by the margins between refined product prices and the prices for crude oil, which are referred to as crack spreads. We compare our refinery operating margins to these crack spreads to assess our operating performance relative to other participants in our industry. There were unrealized hedging gains of $0.4 million and $4.2 million for the years ended December 31, 2009 and 2008, respectively, and an unrealized hedging loss of $4.3 million for the California refineries for the year ended December 31, 2007. There were unrealized hedging gains of $25.6 million for the year ended December 31, 2009 and unrealized hedging gains of $117.5 million for the Krotz Springs refinery for the six months ended December 31, 2008. The 2008 refinery operating margin for the Krotz Springs refinery excludes a charge of $127.4 million to cost of sales for inventories adjustments related to the acquisition. Additionally, the Krotz Springs refinery margin for 2009 excludes realized gains related to the unwind of the heating oil crack spread hedge of $139.3 million.

(7) Refinery direct operating expense is a per barrel measurement calculated by dividing direct operating expenses at our Big Spring, California, and Krotz Springs refineries, exclusive of depreciation and amortization, by the applicable refinery's total throughput volumes.

(8) Total refinery throughput represents the total barrels per day of crude oil and blendstock inputs in the refinery production process.

(9) Total refinery production represents the barrels per day of various products produced from processing crude and other refinery feedstocks through the crude units and other conversion units at the refineries. Light product yields decreased at the Big Spring refinery for the year ended December 31, 2008 due to the fire on February 18, 2008 and the re-start of the crude unit in a hydroskimming mode on April 5, 2008.

(10) Refinery utilization represents average daily crude oil throughput divided by crude oil throughput capacity, excluding planned periods of downtime for maintenance and turnarounds. The decrease in refinery utilization at our Big Spring refinery for 2008 is due to the fire on February 18, 2008. Production ceased at the Big Spring refinery until the re-start of the crude unit in a hydroskimming mode on April 5, 2008. The Big Spring refinery returned to a normal operating mode with the re-start of the Fluid Catalytic Cracking Unit ("FCCU") on September 26, 2008. The decrease in refinery utilization at our California refineries is due to reduced throughput to optimize our refining and asphalt economics. The low refinery utilization at our Krotz Springs refinery is due to shutdowns during hurricanes Gustav and Ike and limited crude supply and electrical outages following the hurricanes.

ASPHALT SEGMENT

	Year Ended December 31,		
	2009	2008	2007
	(dollars in thousands, except per ton data)		
STATEMENT OF OPERATIONS DATA:			
Net sales	$ 440,915	$ 647,221	$ 642,937
Operating costs and expenses:			
Cost of sales (1)	386,050	499,992	592,709
Direct operating expenses	44,124	43,356	46,929
Selling, general and administrative expenses	4,588	4,292	2,825
Depreciation and amortization	6,807	2,139	2,145
Total operating costs and expenses	441,569	549,779	644,608
Operating income (loss)	$ (654)	$ 97,442	$ (1,671)
KEY OPERATING STATISTICS AND OTHER DATA:			
Number of terminals (end of period)	12	12	12
Blended asphalt sales volume (tons in thousands) (2)	994	1,210	1,794
Non-blended asphalt sales volume (tons in thousands) (3)	197	88	133
Blended asphalt sales price per ton (2)	$ 409.88	$ 511.95	$ 344.81
Non-blended asphalt sales price per ton (3)	170.05	315.48	183.08
Asphalt margin per ton (4)	46.07	113.43	26.07
Capital expenditures	$ 2,579	$ 644	$ 2,167

(1) Cost of sales includes intersegment purchases of asphalt blends from our refining and unbranded marketing segment at prices which approximate wholesale market prices. These intersegment purchases are eliminated through consolidation of our financial statements.

(2) Blended asphalt represents base asphalt that has been blended with other materials necessary to sell the asphalt as a finished product.

(3) Non-blended asphalt represents base material asphalt and other components that require additional blending before being sold as a finished product.

(4) Asphalt margin is a per ton measurement calculated by dividing the margin between net sales and cost of sales by the total sales volume. Asphalt margins are used in the asphalt industry to measure operating results related to asphalt sales.

RETAIL AND BRANDED MARKETING SEGMENT (A)

	Year Ended December 31,		
	2009	2008	2007
	(dollars in thousands, except per gallon data)		
STATEMENT OF OPERATIONS DATA:			
Net sales (1)	$ 808,221	$ 1,227,319	$ 1,274,516
Operating costs and expenses:			
Cost of sales (2)	691,651	1,117,712	1,158,260
Selling, general and administrative expenses	94,725	97,172	81,933
Depreciation and amortization	13,464	13,674	10,245
Total operating costs and expenses	799,840	1,228,558	1,250,438
Gain (loss) on disposition of assets	(549)	—	68
Operating income (loss)	$ 7,832	$ (1,239)	$ 24,146
KEY OPERATING STATISTICS AND OTHER DATA:			
Integrated branded fuel sales (thousands of gallons) (3)	260,629	225,474	254,044
Integrated branded fuel margin (cents per gallon) (3)	5.9¢	4.4¢	9.2¢
Non-Integrated branded fuel sales (thousands of gallons) (3)	13,472	113,626	204,537
Non-Integrated branded fuel margin (cents per gallon) (3)	3.3¢	(0.3)¢	1.3¢
Number of stores (end of period)	308	306	307
Retail fuel sales (thousands of gallons)	120,697	96,974	91,946
Retail fuel sales (thousands of gallons per site per month) (4)	33	27	30
Retail fuel margin (cents per gallon) (5)	13.9¢	19.7¢	21.2¢
Retail fuel sales price (dollar per gallon) (6)	$ 2.29	$ 3.26	$ 2.82
Merchandise sales	$ 268,785	$ 261,144	$ 220,807
Merchandise sales (per site per month) (4)	73	72	72
Merchandise margin (7)	30.7%	30.9%	32.0%
Capital expenditures	$ 3,822	$ 2,928	$ 9,797

(A) In the first quarter of 2008, our branded marketing business was removed from the refining and marketing segment and combined with the retail segment. Information for 2007 has been recast to provide a comparison to the 2009 and 2008 results.

(1) Includes excise taxes on sales by the retail and branded marketing segment of $47.1 million, $37.5 million, and $35.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net sales also includes royalty and related net credit card fees of $0.9 million and $0.3 million for the years ended December 31, 2009 and 2008, respectively.

(2) Cost of sales includes inter-segment purchases of motor fuels from our refining and unbranded marketing segment at prices which approximate market prices. These inter-segment purchases are eliminated through consolidation of our financial statements.

(3) Marketing sales volume represents branded fuel sales to our wholesale marketing customers located in both our integrated and non-integrated regions. The branded fuels we sell in our integrated region are primarily supplied by the Big Spring refinery, but due to the fire on February 18, 2008 at the Big Spring refinery, more fuel was purchased from third-party suppliers in 2008. The branded fuels we sell in the non-integrated region are obtained from third-party suppliers. The marketing margin represents the margin between the net sales and cost of sales attributable to our branded fuel sales volume, expressed on a cents-per-gallon basis and includes net credit card revenue from these sales.

(4) Retail fuel and merchandise sales per site for 2009 were calculated using 306 stores for eleven months and 308 stores for one month. Retail fuel and merchandise sales per site for 2008 were calculated using 306 stores. Retail fuel and merchandise sales per site for 2007 were calculated using 206 stores for six months and 307 stores for six months due to the acquisition of Skinny's, Inc. on June 29, 2007.

(5) Retail fuel margin represents the difference between motor fuel sales revenue and the net cost of purchased motor fuel, including transportation costs and associated motor fuel taxes, expressed on a cents-per-gallon basis. Motor fuel margins are frequently used in the retail industry to measure operating results related to motor fuel sales.

(6) Retail fuel sales price per gallon represents the average sales price for motor fuels sold through our retail convenience stores.

(7) Merchandise margin represents the difference between merchandise sales revenues and the delivered cost of merchandise purchases, net of rebates and commissions, expressed as a percentage of merchandise sales revenues. Merchandise margins, also referred to as in-store margins, are commonly used in the retail industry to measure in-store, or non-fuel, operating results.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales

Consolidated. Net sales for 2009 were $3,915.7 million compared to $5,156.7 million for 2008, a decrease of $1,241.0 million or 24.1%. This decrease was primarily due to lower refined product prices, and was partially offset by higher sales volume from a full year of operations at our Big Spring and Krotz Springs refineries.

Refining and Unbranded Marketing Segment. Net sales for our refining and unbranded marketing segment were $3,359.0 million for 2009, compared to $4,551.8 million for 2008, a decrease of $1,192.8 million or 26.2%. The decrease in net sales was primarily due to significantly lower refined product prices partially offset by the inclusion of an additional six months of sales from the Krotz Springs refinery acquired in July 2008 and lower 2008 throughput volumes as a result of the February 18, 2008 Big Spring refinery fire.

The Big Spring refinery and California refineries combined throughput for 2009 averaged 91,028 bpd consisting of: 59,870 bpd at the Big Spring refinery and 31,158 bpd at the California refineries compared to average total refinery throughput for 2008 of 68,892 bpd, consisting of: 37,793 bpd at the Big Spring refinery and 31,099 bpd at the California refineries. The Krotz Springs refinery throughput for 2009 averaged 48,337 bpd and for the period from its acquisition effective July 1, 2008 through December 31, 2009 averaged 58,184 bpd.

The decrease in refined product prices that our refineries experienced was similar to the price decreases experienced in each refinery's respective markets. The average price of Gulf Coast gasoline for 2009 decreased 83.6 cpg, or 33.8%, to 163.5 cpg, compared to 247.1 cpg for 2008. The average Gulf Coast ultra low-sulfur diesel price for 2009 decreased 125.4 cpg, or 43.0%, to 166.4 cpg, compared to 291.8 cpg for 2008. The average price of West Coast LA CARBOB gasoline for 2009 decreased 82.7 cpg, or 30.9%, to 185.2 cpg, compared to 267.9 cpg for 2008. The average West Coast LA ultra low-sulfur diesel price for 2009 decreased 117.7 cpg, or 40.8%, to 170.6 cpg, compared to 288.3 cpg for 2008.

Asphalt Segment. Net sales for our asphalt segment were $440.9 million for 2009, compared to $647.2 million for 2008, a decrease of $206.3 million or 31.9%. The decrease was due primarily to a decrease in the average asphalt sales price and lower asphalt sales volumes for the year 2009. For the year 2009, we sold 1.191 million tons of asphalt compared to 1.298 million tons of asphalt sold in 2008, a decrease of 0.107 million tons of asphalt or 8.2%. Also, the average blended asphalt sales price decreased 19.9% from $511.95 per ton for 2008 to $409.88 per ton for 2009 and the average non-blended asphalt sales price decreased 46.1% from $315.48 per ton for 2008 to $170.05 per ton for 2009. The blended asphalt sales accounted for 92% of total asphalt sales for 2009. The percentage decrease in the blended asphalt sales price of 19.9% was less than the 37.9% decrease in WTI prices for 2009.

Retail and Branded Marketing Segment. Net sales for our retail and branded marketing segment were $808.2 million for 2009, compared to $1,227.3 million for 2008, a decrease of $419.1 million or 34.1%. This decrease was primarily due to a 100.2 million gallon reduction in wholesale non-integrated branded fuel sales related to the net decline of 130 retail outlets that we supplied with motor fuel and lower sales prices. This net decline in retail outlets supplied by us was a result of our efforts to reduce our exposure in markets not integrated with our Big Spring refinery by allowing fuel supply agreements to expire by their terms. This reduction was partially offset by higher integrated branded fuel sales, retail fuel sales and merchandise sales.

Cost of Sales

Consolidated. Cost of sales was $3,502.8 million for 2009, compared to $4,853.2 million for 2008, a decrease of $1,350.4 million or 27.8%. This decrease was primarily due to decreased costs in all segments due to lower crude oil prices, and was partially offset by higher cost of sales volume from a full year of operations at our Big Spring and Krotz Springs refineries.

Refining and Unbranded Marketing Segment. Cost of sales for our refining and unbranded marketing segment were $3,117.5 million for 2009, compared to $4,505.1 million for 2008, a decrease of $1,387.6 million or 30.8%. This decrease was primarily due to lower crude oil costs, partially offset by the inclusion of an additional six months of cost of sales from the Krotz Springs refinery acquired in July 2008 and lower 2008 throughput volumes at the Big Spring refinery from the February 2008 fire. The average price per barrel of WTI for 2009 decreased $37.74 per barrel to an average of $61.82 per barrel, compared to an average of $99.56 per barrel for 2008, a decrease of 37.9%.

Asphalt Segment. Cost of sales for our asphalt segment were $386.0 million for 2009, compared to $500.0 million for 2008, a decrease of $114.0 million or 22.8%. The decrease was due to the decreased cost of crude oil and lower asphalt sales volumes in 2009.

Retail and Branded Marketing Segment. Cost of sales for our retail and branded marketing segment was $691.7 million for 2009, compared to $1,117.7 million for 2008, a decrease of $426.0 million or 38.1%. This decrease was primarily due to a 100.2 million gallon reduction in wholesale non-integrated branded fuel sales related to the net decline of 130 retail outlets that we supplied with motor fuel and lower product costs. This reduction was partially offset by higher integrated branded fuel sales, retail fuel sales and merchandise sales.

Direct Operating Expenses

Consolidated. Direct operating expenses were $265.5 million for 2009, compared to $216.5 million for 2008, an increase of $49.0 million or 22.6%. This increase was primarily due to the direct operating expenses associated with the Krotz Springs refinery acquired in July 2008 and higher throughput volumes at the Big Spring refinery for 2009 compared to 2008.

Refining and Unbranded Marketing Segment. Direct operating expenses for our refining and unbranded marketing segment for 2009 were $221.4 million, compared to $173.1 million for 2008, an increase of $48.3 million or 27.9%. This increase was primarily due to the inclusion of an additional six months of direct operating expenses associated with the Krotz Springs refinery acquired in July 2008 and higher throughput volumes at the Big Spring refinery for 2009 compared to 2008. This was partially offset by lower natural gas prices in 2009.

Asphalt Segment. Direct operating expenses for our asphalt segment for 2009 were $44.1 million, compared to $43.4 million for 2008, an increase of $0.7 million or 1.6%.

Selling, General and Administrative Expenses

Consolidated. SG&A expenses for 2009 were $129.4 million, compared to $119.9 million for 2008, an increase of $9.5 million or 7.9%. This increase was primarily due to the inclusion of an additional six months of SG&A costs associated with the Krotz Springs refinery acquired in July 2008 and an increase of $3.3 million in allowance for doubtful accounts.

Refining and Unbranded Marketing Segment. SG&A expenses for our refining and unbranded marketing segment for 2009 were $29.4 million, compared to $17.8 million for 2008, an increase of $11.6 million or 65.2%. This increase was primarily due to the inclusion of an additional six months of SG&A costs associated with the Krotz Springs refinery acquired in July 2008 and an increase of $3.3 million in allowance for doubtful accounts.

Asphalt Segment. SG&A expenses for our asphalt segment for 2009 were $4.6 million, compared to $4.3 million for 2008, an increase of $0.3 million or 7.0%.

Retail and Branded Marketing Segment. SG&A expenses for our retail and branded marketing segment for 2009 were $94.7 million, compared to $97.2 million for 2008, a decrease of $2.5 million or 2.6%. This decrease was primarily attributable to implementation of improved inventory control procedures to reduce shrinkage.

Depreciation and Amortization

Depreciation and amortization for 2009 was $97.2 million, compared to $66.8 million for 2008, an increase of $30.4 million or 45.5%. This increase was primarily attributable to a full year of depreciation of the assets acquired from the acquisition of the Krotz Springs refinery and depreciation on the capital expenditures related to the rebuild of the Big Spring refinery.

Operating Income (Loss)

Consolidated. Operating income (loss) for 2009 was ($80.8) million, compared to $223.5 million for 2008, a decrease of $304.3 million. This decrease was primarily due to gains recorded in 2008 for the involuntary conversion of assets and business interruption recovery associated with the Big Spring refinery fire, partially offset by fire related costs. Operating income in 2008 also included a gain on disposition of assets related to the HEP transaction. Refining margins at our Big Spring refinery and California refineries were higher for 2009 compared to the same period last year, and the Krotz Springs refinery acquired in July 2008 included six months of operating margin in 2008 and twelve months of operating margin in 2009.

Refining and Unbranded Marketing Segment. Operating income (loss) for our refining and unbranded marketing segment was ($86.5) million for 2009, compared to $128.8 million for 2008, a decrease of $215.3 million. This decrease was primarily due to gains recorded in 2008 for the involuntary conversion of assets of $279.7 million and business interruption recovery of $55.0 million associated with the Big Spring refinery fire, offset by fire related costs of $56.9 million. Additionally, gains on disposition of assets of $45.2 million were recorded in 2008 related to the HEP transaction. Partially offsetting these 2008 gains were higher refining margins at our Big Spring refinery and California refineries for 2009 compared to the same period last year. In addition, the Krotz Springs refinery acquired in July 2008 included six months of operating margin in 2008 and twelve months of operating margin in 2009.

Refinery operating margin at the Big Spring refinery was $4.35 per barrel for 2009 compared to ($3.18) per barrel for 2008. This increase was primarily due to the depressed margins experienced in conjunction with the fire at the Big Spring refinery in 2008. The Big Spring refinery light product yields were approximately 82% for 2009 and 70% for 2008. Refinery operating margin at the California refineries was $1.80 per barrel for 2009 compared to $1.65 per barrel for 2008. The Krotz Springs refinery operating margin for 2009 was $5.66 per barrel compared to $7.25 per barrel for the period from its acquisition effective July 1, 2008 through December 31, 2008. The lower Krotz Springs refinery operating margin is due primarily to lower Gulf coast 2/1/1 high sulfur diesel margins in 2009.

Asphalt Segment. Operating income (loss) for our asphalt segment was ($0.6) million for 2009, compared to $97.4 million for 2008, a decrease of $98.0 million. The decrease was primarily due to the lower sales prices and sales volumes in 2009.

Retail and Branded Marketing Segment. Operating income (loss) for our retail and branded marketing segment was $7.8 million for 2009, compared to ($1.2) million for 2008, an increase of $9.0 million. This increase was primarily attributable to higher branded fuel margins.

Interest Expense

Interest expense was $111.1 million for 2009, compared to $67.6 million in 2008, an increase of $43.5 million or 64.3%. The increase is primarily due to interest on our borrowings and letter of credit fees related to the Krotz Springs refinery acquisition in July 2008, interest expenses related to the liquidation of our heating oil hedge in 2009 of $5.7 million and the write-off of unamortized debt issuance costs of $20.5 million as a result of the prepayment of the Krotz Term Loan in 2009.

Income Tax Expense (Benefit)

Income tax expense (benefit) was ($64.9) million in 2009, compared to $62.8 million in 2008, a decrease of $127.7 million. The decrease in income tax expense (benefit) was attributable to our lower 2009 taxable income compared to 2008. Our effective tax rate for 2009 was 38.8% compared to 40.3% for 2008.

Non-controlling Interest in Income (Loss) of Subsidiaries

Non-controlling interest in income (loss) of subsidiaries represents the proportional share of net income related to non-voting common stock owned by non-controlling interest stockholders in two of our subsidiaries, Alon Assets and Alon Operating. Non-controlling interest in income (loss) of subsidiaries was ($8.6) million for 2009, compared to $5.9 million for 2008, a decrease of $14.5 million.

Accumulated Dividends on Preferred Stock of Subsidiary

Accumulated dividends on preferred stock of subsidiary for the year ended December 31, 2009, represent dividends of $12.9 million for the conversion of the preferred stock into Alon common stock. Also included for the year ended December 31, 2009 is $8.6 million of accumulated dividends.

Net Income (Loss) Available to Common Stockholders

Net income (loss) available to common stockholders was ($115.2) million for 2009, compared to $82.9 million for 2008, a decrease of $198.1 million. This decrease was attributable to the factors discussed above.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Sales

Consolidated. Net sales for 2008 were $5,156.7 million compared to $4,542.2 million for 2007, an increase of $614.5 million or 13.5%. This increase was primarily due to the acquisition of the Krotz Springs refinery and higher refined product prices, offset by lower sales volume in all of our segments.

Refining and Unbranded Marketing Segment. Net sales for our refining and unbranded marketing segment were $4,551.8 million for 2008, compared to $4,090.6 million for 2007, an increase of $461.2 million or 11.3%. The increase in net sales was primarily due to the inclusion six months of sales from the Krotz Springs refinery acquired in July 2008 and to significantly higher refined product prices offset by reduced production at the Big Spring refinery due to the February 18, 2008 fire and reduced production at the California refineries to manage refining economics. Refinery production averaged 37,074 bpd at the Big Spring refinery and 30,210 bpd at the California refineries during 2008 compared to 67,601 bpd at the Big Spring refinery and 60,341 bpd at the California refineries in 2007, a decrease in total refinery production of 47.4%. The average production from the Krotz Springs refinery for the six months since the acquisition averaged 58,837 bpd. The production decrease at the Big Spring refinery is due to the fire on February 18, 2008. Production ceased at the Big Spring refinery until the re-start of the crude unit in a hydroskimming mode on April 5, 2008 with a return to normal operation of the FCCU on September 26, 2008. The production at our California refineries was reduced as a result of the economics of these refineries and record prices for production inputs. The increase in refined product prices that our Big Spring refinery experienced was similar to the price increases experienced in the Gulf Coast markets. The increase in refined product prices that our California refineries experienced was similar to the price increases experienced in the West Coast markets. The average price of Gulf Coast gasoline in 2008 increased 42.6 cpg, or 20.8%, to 247.1 cpg, compared to 204.5 cpg in 2007. The average Gulf Coast diesel price in 2008 increased 77.1 cpg, or 35.9%, to 291.8 cpg compared to 214.7 cpg in 2007. The average price of West Coast LA CARBOB gasoline in 2008 increased 23.7 cpg, or 9.7%, to 267.9 cpg, compared to 244.2 cpg in 2007. The average West Coast LA diesel price in 2008 increased 64.6 cpg, or 28.9%, to 288.3 cpg compared to 223.7 cpg in 2007.

Asphalt Segment. Net sales for our asphalt segment were $647.2 million for 2008, compared to $642.9 million for 2007, an increase of $4.3 million or 0.7%. This increase was due primarily to an increase in the average asphalt sales price. The average asphalt sales price was $498.63 per ton in 2008 compared to $333.65 per ton in 2007, an increase of $164.98 per ton or 49.4%. This increase in asphalt price was partially offset by a decrease in asphalt sales volume. Asphalt sales volume was 1.298 million tons in 2008 and 1.927 million tons in 2007, a decrease of 0.629 million tons or 32.6%.

Retail and Branded Marketing Segment. Net sales for our retail and branded marketing segment were $1,227.3 million for 2008, compared to $1,274.5 million for 2007, a decrease of $47.2 million or 3.7%. This decrease was primarily due to a 119.5 million gallon reduction in wholesale fuel sales related to the net decline of 60 retail outlets that we supplied with motor fuel. This net decline in retail outlets supplied by us was a result of our efforts to reduce our exposure in markets not integrated with our Big Spring refinery by allowing fuel supply agreements to expire by their terms. This reduction was partially offset by higher retail motor fuel and merchandise sales from 102 convenience stores acquired in June 2007 and higher motor fuel prices compared to 2007.

Cost of Sales

Consolidated. Cost of sales was $4,853.2 million for 2008, compared to $3,999.3 million for 2007, an increase of $853.9 million or 21.4%. This increase was primarily due to the acquisition of the Krotz Springs refinery and higher crude oil prices during 2008 as compared to 2007, offset by reduced production at our Big Spring and California refineries and lower purchase volumes in our asphalt segments and retail and branded marketing segment.

Refining and Unbranded Marketing Segment. Cost of sales for our refining and unbranded marketing segment was $4,505.1 million for 2008, compared to $3,714.2 million for 2007, an increase of $790,9 million or 21.3%. This increase was primarily due to production costs from the Krotz Springs refinery acquired in July 2008. The reduction in cost of sales at our Big Spring and California refineries were offset by substantial increases in the price of crude costs. The average price per barrel of WTS for 2008 increased $28.46 per barrel to $95.78 per barrel, compared to $67.32 per barrel for 2007, an increase of 42.3%.

Asphalt Segment. Cost of sales for our asphalt segment was $500.0 million for 2008, compared to $592.7 million for 2007, a decrease of $92.7 million or 15.6%. This decrease was due primarily to lower asphalt sales volumes in 2008 as 1.298 million tons were sold compared to 1.927 million tons sold in 2007, a decrease of 0.629 million tons or 32.6%.

Retail and Branded Marketing Segment. Cost of sales for our retail and branded marketing segment was $1,117.7 million for 2008, compared to $1,158.3 million for 2007, a decrease of $40.6 million or 3.5%. This decrease was primarily due to a 119.5 million gallon reduction in wholesale fuel sales related to the net decline of 60 retail outlets that we supplied with motor fuel. This reduction was partially offset by higher retail motor fuel and merchandise sales from 102 convenience stores acquired in June 2007 and higher motor fuel prices compared to 2007.

Direct Operating Expenses

Consolidated. Direct operating expenses were $216.5 million for 2008, compared to $201.2 million for 2007, an increase of $15.3 million or 7.6%. This increase was primarily attributable to the addition of the operating expenses associated with the acquisition of the Krotz Springs refinery.

Refining and Unbranded Marketing Segment. Direct operating expenses for our refining and unbranded marketing segment were $173.1 million for 2008, compared to $154.3 million for 2007, an increase of $18.8 million or 12.2%. This increase was primarily attributable to the addition of the operating expenses associated with the Krotz Springs refinery acquisition.

Asphalt Segment. Direct operating expenses for our asphalt segment were $43.4 million for 2008, compared to $46.9 million for 2007, a decrease of $3.5 million or 7.5%. This decrease was due primarily to the reallocation of operating expenses as a result of the fire at the Big Spring refinery on February 18, 2008.

Selling, General and Administrative Expenses

Consolidated. SG&A expenses for 2008 were $119.9 million, compared to $105.4 million for 2007, an increase of $14.5 million or 13.8%. This increase was primarily due to a full year of costs associated with the 102 Skinny's stores acquired on June 29, 2007, partially offset by decreases in certain employee costs.

Refining and Unbranded Marketing Segment. SG&A expenses for our refining and unbranded marketing segment for 2008 were $17.8 million compared to $20.1 million for 2007, a decrease of $2.3 million or 11.4%. This decrease was primarily attributable to decreases in certain employee costs and stock compensation expense to minority share holders, partially offset by increases attributable to the Krotz Springs refinery acquisition.

Asphalt Segment. SG&A expenses for our asphalt segment were $4.3 million for 2008, compared to $2.8 million for 2007, an increase of $1.5 million or 53.6%.

Retail and Branded Marketing Segment. SG&A expenses for our retail and branded marketing segment for 2008 were $97.2 million, compared to $81.9 million for 2007, an increase of $15.3 million or 18.7%. This increase was primarily attributable to the acquisition of 102 Skinny's stores on June 29, 2007.

Depreciation and Amortization

Depreciation and amortization for 2008 was $66.8 million, compared to $57.4 million for 2007, an increase of $9.4 million or 16.4%. This increase was primarily attributable to the acquisition of the Krotz Springs refinery and capital expenditures related to the rebuild of the Big Spring refinery.

Operating Income

Consolidated. Operating income for 2008 was $223.5 million compared to $186.1 million for 2007, an increase of $37.4 million or 20.1%. Excluding $277.8 million in net gains associated with the Big Spring refinery fire and $45.2 million of gains from the disposition of assets primarily relating to the HEP transaction, operating loss for 2008 was $99.5 million compared to operating income of $178.9 million for 2007 (excluding $7.2 million in gains on the disposition of assets primarily related to the HEP transaction), a decrease of $278.4 million. Management believes these exclusions enhance period-to-period comparability. This decrease in operating income was primarily attributable to lower operating income in our refining and unbranded marketing segment and retail and branded marketing segment as a result of decreased operating margins as a result of higher crude prices and the effects of the fire at the Big Spring refinery, partially offset by higher operating income in our asphalt segment.

Refining and Unbranded Marketing Segment. Operating income for our refining and unbranded marketing segment was $128.8 million for 2008, compared to $165.1 million for 2007, a decrease of $36.3 million or 22.0%. The operating income for our refining and unbranded marketing segment in 2008, excluding $277.8 million in net gains associated with the Big Spring refinery fire and $45.2 million of gains from the disposition of assets primarily relating to the HEP transaction, is an operating loss for 2008 of $194.2 million compared to operating income of $158.0 million for 2007 (excluding $7.1 million in gains on the disposition of assets primarily related to the HEP transaction), a decrease of $352.2 million. This decrease was primarily attributable to the decrease in our refinery operating margin at the Big Spring refinery due to the fire. The operating margin for our Big Spring refinery for 2008 decreased $16.01 per barrel to ($3.18) per barrel in 2008 from $12.83 per barrel in 2007. The Big Spring refinery operated in a hydroskimming mode from April 5, 2008 to September 26, 2008 due to the fire, which resulted in lower refinery light product yields and as a result a lower refinery operating margin was realized. Light product yields were approximately 70% for 2008 and 83% for 2007. Our operating margin for our California refineries decreased $1.08 per barrel to $1.65 per barrel, or 39.6%. Refining and unbranded marketing segment operating income was also affected by a decrease in the Gulf Coast 3/2/1 crack spread from an average of $15.00 per barrel in 2007 to $10.47 per barrel in 2008, a decrease of 30.2%, as well as a decrease of the sweet/sour spread from $5.00 per barrel in 2007 to $3.78 per barrel for 2008, a decrease of 24.4%.

Asphalt Segment. Operating income for our asphalt segment was $97.4 million for 2008, compared to a loss of $1.7 million for 2007, an increase of $99.1 million. This increase was primarily due to an increase in our asphalt margin of $113.43 per ton in 2008, compared to $26.07 per ton in 2007, an increase of $87.36 per ton.

Retail and Branded Marketing Segment. Operating loss for our retail and branded marketing segment was $1.2 million for 2008, compared to operating income of $24.1 million for 2007, a decrease of $25.3 million. This decrease was primarily attributable to lower fuel volumes and lower wholesale motor fuel margins.

Interest Expense

Interest expense was $67.6 million for 2008, compared to $47.7 million in 2007, an increase of $19.9 million or 41.7%. The increase is primarily due to interest on our borrowings to fund our borrowings for the Krotz Springs refinery acquisition in July 2008 as well as borrowings associated with the repair of the Big Spring refinery.

Income Tax Expense

Income tax expense was $62.8 million for 2008, compared to $46.2 million in 2007, an increase of $16.6 million or 35.9%. The increase in income tax expense was attributable to our higher 2008 taxable income compared to 2007, as well as a $5.5 million benefit in 2007 resulting from the true-up of the prior year income tax expense and a 2007 benefit of $4.8 million resulting from a change in the effective state income tax rate. Our effective tax rate for 2008 was 40.3% compared to 29.6% for 2007.

Non-controlling Interest in Income of Subsidiaries

Non-controlling interest in income of subsidiaries represents the proportional share of net income related to non-voting common stock owned by minority shareholders in two of our subsidiaries, Alon Assets and Alon Operating. Non-controlling interest in income of subsidiaries was $5.9 million for 2008, compared to $6.0 million for 2007, an increase of $0.1 million or 1.6%.

Net Income Available to Common Stockholders

Net income available to common stockholders was $82.9 million for 2008, compared to $103.9 million for 2007, a decrease of $21.0 million or 20.2%. This decrease was attributable to the factors discussed above and accumulated dividends on shares of preferred stock issued by a subsidiary in conjunction with the Krotz Springs refinery acquisition of $4.3 million.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash generated from our operating activities and borrowings under our revolving credit facilities. We believe that the aforementioned sources of funds and other sources of capital available to us will be sufficient to satisfy the anticipated cash requirements associated with our business during the next 12 months.

On March 9, 2010, we entered into a credit facility for the issuance of letters of credit in an amount not to exceed $60.0 million and with a sub-limit for borrowings not to exceed $30.0 million. This facility will terminate on January 31, 2013.

On March 15, 2010, Alon Refining Krotz Springs terminated its revolving credit facility and repaid all outstanding amounts thereunder. On March 15, 2010, Alon Refining Krotz Springs also entered into a new $65.0 million credit facility with the lenders party thereto and Bank Hapoalim B.M., as administrative agent. Alon Refining Krotz Springs borrowed $65.0 million and used approximately $51.0 million to repay the outstanding amounts under its revolving credit facility that was terminated. Borrowings under the new credit facility bear interest at LIBOR plus 3.00%. Alon Refining Krotz Springs will use the new credit facility as a bridge facility that will terminate on June 15, 2010. The Alon Refining Krotz Springs Board of Directors has approved an entrance into a new multi year facility with another financial institution which is expected to close by March 31, 2010. This multi year facility compared to its revolving credit facility is expected to reduce borrowing costs and to eliminate the existing limitation on the Krotz Springs refinery throughput.

Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. Certain of our credit facilities contain financial covenants for which we must maintain compliance; the most restrictive of these covenants is contained in the Alon USA LP Credit Facility agreement which requires a subsidiary of ours, Alon USA, Inc., to maintain a net debt to EBITDA ratio, as defined, of no more than 4 to 1. We currently anticipate we will be in compliance with this and all other financial covenants contained in our credit agreements. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including the costs of such future capital expenditures related to the expansion of our business.

Depending upon conditions in the capital markets and other factors, we will from time to time consider the issuance of debt or equity securities, or other possible capital markets transactions, the proceeds of which could be used to refinance current indebtedness, extend or replace existing revolving credit facilities or for other corporate purposes. Pursuant to our growth strategy, we will also consider from time to time acquisitions of, and investments in, assets or businesses that complement our existing assets and businesses. Acquisition transactions, if any, are expected to be financed through cash on hand and from operations, bank borrowings, the issuance of debt or equity securities or a combination of two or more of those sources.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31		
	2009	**2008**	**2007**
	(dollars in thousands)		
Cash provided by (used in):			
Operating activities	$ 283,145	$ (812)	$ 123,950
Investing activities	(138,691)	(610,322)	(147,254)
Financing activities	(122,471)	560,973	27,753
Net increase (decrease) in cash and cash equivalents	$ 21,983	$ (50,161)	$ 4,449

Cash Flows Provided By (Used in) Operating Activities

Net cash provided by (used in) operating activities in 2009 was $283.1 million, compared to ($0.8) million in 2008. The change of $283.9 million in net cash provided by operating activities in 2009 was attributable to the receipt of proceeds from the liquidation of our heating oil crack spread hedge in 2009 for $133.6 million, receipt of income tax receivables in 2009 of $113.0 million and the change in net income compared to 2008, adjusted for non-cash reconciling items such as deferred income tax expense, gain on involuntary conversion of assets, gain on the disposition of assets and depreciation.

Net cash provided by (used in) operating activities for 2008 was ($0.8) million, compared to $124.0 million for 2007. The change of $124.8 million in net cash used in operating activities was primarily attributable to the decrease in net income, net of heating oil hedge gain, gain on involuntary conversion of assets and gain on disposition of assets all net of income tax effect, partially offset by $133.0 million due to optimization of working capital including inventory reductions (excluding the $143.4 million of inventories acquired in the Krotz Springs refinery acquisition) offset by increases in income tax receivables.

Cash Flows Used In Investing Activities

Net cash used in investing activities was $138.7 million in 2009 compared to $610.3 million in 2008. The change in cash used in investing activities of $471.6 million was primarily due to the July 3, 2008 acquisition of the Krotz Springs refinery of $481.0 million and 2008 capital expenditures to rebuild the Big Spring refinery, net of insurance proceeds. This was partially offset by higher capital expenditures, $106.4 million in 2009 compared to $72.3 million in 2008, and earnout payments made to Valero of $19.7 million as part of the Krotz Springs refinery acquisition in 2009.

Net cash used in investing activities was $610.3 million in 2008 compared to $147.3 million in 2007. The change in cash used in investing activities of $463.0 million is due to the July 3, 2008 acquisition of the Krotz Springs refinery of $481.0 million and the capital expenditures for the rebuild of the Big Spring refinery of $362.2 million offset by the proceeds from insurance recoveries related to the rebuild of $270.9 million, sale of short-term investments of $27.3 million, and the $75.3 million used to acquire the stock of Skinny's, Inc. in 2007.

Cash Flows Provided By (Used In) Financing Activities

Net cash provided by (used in) financing activities was ($122.5) million in 2009 compared to $561.0 million in 2008. The change in net cash used in financing activities of $683.5 million was primarily attributable to proceeds received in 2008 from the Krotz Term Loan of $252.0 million to purchase the Krotz Springs refinery and $276.8 million of borrowings on the revolving credit facilities plus an $80.0 million investment from our parent. These proceeds were partially offset by debt issuance costs of $28.1 million and payments on long-term debt of $11.9 million. In 2009, the prepayment of the Krotz Term Loan and repayments of borrowings under revolving credit facilities of $322.2 million were made from proceeds associated with the receipt of income tax receivables, the liquidation of the heating oil crack spread hedge and net proceeds received from the issuance of the senior notes of $205.4 million. 2009 also included cash used of $17.8 million for debt issuance cost, associated with the senior secured notes, and $20.2 million of cash received from an inventory supply agreement.

Net cash provided by (used in) financing activities was $561.0 million in 2008 compared to $27.8 million in 2007. The change in net cash provided by financing activities in 2008 of $533.2 million was primarily attributable to $276.8 million of borrowings under the revolving credit facilities and activities related to the Krotz Springs acquisition which included additions to long-term debt of $252.0 million and $80.0 million received from the sale of preferred stock of a subsidiary net of debt issuance costs of $28.1 million, partially offset by repayment of long-term debt of $11.9 million compared to an increase in long term debt of $46.3 million to partially fund the acquisition of Skinny's, Inc. and repayment of long-term debt of $8.4 million in 2007 offset by debt issuance costs of $2.2 million.

Cash and Cash Equivalents and Indebtedness

We consider all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market value and are invested in conservative, highly-rated instruments issued by financial institutions or government entities with strong credit standings.

As of December 31, 2009, our total cash and cash equivalents were $40.4 million and we had total debt of $937.0 million.

Summary of Indebtedness. The following table sets forth the principal amounts outstanding under our bank credit facilities, retail mortgages and equipment loans at December 31, 2009:

	As of December 31, 2009		
	Amount Outstanding	Total Facilities	Total Availability (1)
	(dollars in thousands)		
Debt, including current portion:			
Term loan credit facilities	$ 434,250	$ 434,250	$ —
Revolving credit facilities	216,577	790,000	149,445
Senior secured notes	205,693	205,693	—
Retail credit facilities	80,504	80,504	—
Totals	$ 937,024	$ 1,510,447	$ 149,445

(1) Total availability was calculated as the lesser of (a) the total size of the facilities less outstanding borrowings and letters of credit as of December 31, 2009 which was $423.7 million, or (b) total borrowing base less outstanding borrowings and letters of credit, if applicable, as of December 31, 2009 which was $149.4 million.

Credit Facilities

Alon USA Energy, Inc. Credit Facilities

Term Loan Credit Facility. We have a term loan (the "Alon Energy Term Loan") that will mature on August 2, 2013. Principal payments of $4.5 million per annum are paid in quarterly installments, subject to reduction from mandatory events.

Borrowings under the Alon Energy Term Loan bear interest at a rate based on a margin over the Eurodollar rate from between 1.75% to 2.50% per annum based upon the ratings of the loans by Standard & Poor's Rating Service and Moody's Investors Service, Inc. Currently, the margin is 2.25% over the Eurodollar rate.

The Alon Energy Term Loan is jointly and severally guaranteed by all of our subsidiaries except for our retail subsidiaries and those subsidiaries established in conjunction with the Krotz Springs refinery acquisition. The Alon Energy Term Loan is secured by a second lien on cash, accounts receivable and inventory and a first lien on most of the remaining assets excluding those of our retail subsidiaries and those subsidiaries established in conjunction with the Krotz Springs refinery acquisition.

The Alon Energy Term Loan contains restrictive covenants, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, different businesses, certain lease obligations, and certain restricted payments. The Alon Energy Term Loan does not contain any maintenance financial covenants.

At December 31, 2009 and 2008, the Alon Energy Term Loan had an outstanding balance of $434.3 million and $437.8 million, respectively.

Letters of Credit Facilities.

On July 30, 2008, we entered into an unsecured credit facility for the issuance of letters of credit in an amount not to exceed $60.0 million. We used letters of credit under this facility to support the purchase of crude oil for the Big Spring refinery. We terminated this facility in May 2009. At December 31, 2008, we had $51.3 million of outstanding letters of credit under this credit facility.

On March 9, 2010, we entered into a credit facility for the issuance of letters of credit in an amount not to exceed $60.0 million and with a sub-limit for borrowings not to exceed $30.0 million. This facility will terminate on January 31, 2013.

Alon USA, LP Credit Facilities

Revolving Credit Facility. We have a $240.0 million revolving credit facility (the "Alon USA LP Credit Facility") that will mature on January 1, 2013. The Alon USA LP Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility.

Borrowings under the Alon USA LP Credit Facility bear interest at the Eurodollar rate plus 3.00% per annum subject to an overall minimum interest rate of 4.00%.

The Alon USA LP Credit Facility is secured by (i) a first lien on our cash, accounts receivables, inventories and related assets, excluding those of Alon Paramount Holdings, Inc. ("Alon Holdings"), our subsidiary, and its subsidiaries other than Alon Pipeline Logistics, LLC ("Alon Logistics"), those subsidiaries established in conjunction with the Krotz Springs refinery acquisition and those of our retail subsidiaries and (ii) a second lien on our fixed assets excluding assets held by Alon Holdings (excluding Alon Logistics), those subsidiaries established in conjunction with the Krotz Springs refinery acquisition and our retail subsidiaries.

The Alon USA LP Credit Facility contains certain restrictive covenants including financial covenants.

Borrowings of $88.0 million and $118.0 million were outstanding under the Alon USA LP Credit Facility at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, outstanding letters of credit under the Alon USA LP Credit Facility were $129.0 million and $30.6 million, respectively.

Paramount Petroleum Corporation Credit Facility

Revolving Credit Facility. Paramount Petroleum Corporation has a $300.0 million revolving credit facility (the "Paramount Credit Facility") that will mature on February 28, 2012. The Paramount Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility.

Borrowings under the Paramount Credit Facility bear interest at the Eurodollar rate plus a margin based on excess availability. Based on the excess availability at December 31, 2009, the margin was 1.75%.

The Paramount Credit Facility is primarily secured by the assets of Alon Holdings (excluding Alon Logistics).

The Paramount Credit Facility contains certain restrictive covenants related to working capital, operations and other matters.

Borrowings of $45.3 million and $11.7 million were outstanding under the Paramount Credit Facility at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, outstanding letters of credit under the Paramount Credit Facility were $18.0 million and $12.2 million, respectively.

Alon Refining Krotz Springs, Inc. Credit Facilities

Term Loan Credit Facility. On July 3, 2008, Alon Refining Krotz Springs, Inc. ("ARKS") entered into a $302.0 million Term Loan Agreement (the "Krotz Term Loan").

On April 9, 2009, ARKS and Alon Refining Louisiana, Inc. ("ARL") entered into a first amendment agreement to the Krotz Term Loan. As part of the first amendment, the parties agreed to liquidate the heating oil crack spread hedge and use the proceeds of $133.6 million to reduce the Krotz Term Loan principal balance.

In October 2009, ARKS made a prepayment of $163.8 million, representing the outstanding principal balance of the Krotz Term Loan, with the proceeds received from the issuance of the ARKS senior secured notes (see "Senior Secured Notes"). As a result of the prepayment of the Krotz Term Loan, a write-off of unamortized debt issuance costs of $20.5 million is included as interest expense in the consolidated statements of operations for the year ended December 31, 2009.

At December 31, 2008, the Krotz Term Loan had an outstanding balance of $302.0 million.

Senior Secured Notes. In October 2009, ARKS issued $216.5 million in aggregate principal amount of 13.50% senior secured notes (the "Senior Secured Notes") in a private offering. The Senior Secured Notes were issued at an offering price of 94.857%. The Senior Secured Notes will mature on October 15, 2014 and the entire principal amount is due at maturity. Interest is payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2010.

ARKS received gross proceeds of $205.4 million from the sale of the Senior Secured Notes (before fees and expenses related to the offering). In connection with the closing, ARKS prepaid in full all outstanding obligations under the Krotz Term Loan. The remaining proceeds from the offering may be used for general corporate purposes.

The terms of the Senior Secured Notes are governed by an indenture (the "Indenture") and the obligations under the indenture are secured by a first priority lien on ARKS' property, plant and equipment and a second priority lien on ARKS' cash, accounts receivable and inventory.

The indenture also contains restrictive covenants such as restrictions on loans, mergers, sales of assets, additional indebtedness and restricted payments. The Indenture does not contain financial covenants.

Additionally, ARKS must under certain circumstances offer to purchase some of the Senior Secured Notes at par plus accrued interest or at 101% if excess cash flow is generated if assets are sold. If there is a change of control, then the holders of the Senior Secured Notes may require ARKS to purchase the Senior Secured Notes at a price of 101%. Additionally, we may redeem up to 35% of the aggregate principal amount outstanding with the proceeds of certain equity offerings.

The Senior Secured Notes are also redeemable by ARKS on or after October 15, 2012 at par, accrued interest and Special Interest.

On February 13, 2010, ARKS announced that it had exchanged $215.9 million of Senior Secured Notes for an equivalent amount of Senior Secured Notes ("Exchange Notes") registered under the Securities Act of 1933. The Exchange Notes are substantially identical to the Senior Secured Notes, except that the Exchange Notes have been registered and will not have any of the transfer restrictions or other related matters as in the Senior Secured Notes.

At December 31, 2009, the Senior Secured Notes had an outstanding balance of $205.7 million, net of unamortized discount of $10.8 million. Alon is amortizing the original issue discount using the effective interest method over the life of the Senior Secured Notes.

Revolving Credit Facility. On July 3, 2008, ARKS entered into a revolving credit facility agreement (the "ARKS Facility") that had a maturity of July 3, 2013. The ARKS Facility had an original commitment of $400.0 million, was reduced in December 2008 to $300.0 million, and in April 2009 to $250.0 million. The ARKS Facility can be used both for borrowings and the issuance of letters of credit subject to a facility limit of the lesser of the facility or the amount of the borrowing base under the facility.

On December 18, 2008, ARKS entered into an amendment to the ARKS Facility with its lender. This amendment increased the applicable margin, amended certain elements of the borrowing base calculation and the timing of submissions under certain circumstances, and reduced the commitment from $400.0 million to $300.0 million. Under these circumstances, the facility limit will be the lesser of $300.0 million or the amount of the borrowing base, although the amendment contains a feature that will allow for an increase in the facility size to $400.0 million subject to approval by both parties.

On April 9, 2009, the ARKS Facility was further amended to include among other things, a reduction to the commitment from $300.0 million to $250.0 million with the ability to increase the facility size to $275.0 million upon request by ARKS and under certain circumstances up to $400.0 million. This amendment also increased the applicable margin, amended certain elements of the borrowing base calculation and required a monthly fixed charge coverage ratio.

The ARKS credit facility was also amended on October 22, 2009 to allow for the issuance of the Senior Secured Notes, certain Indenture provisions and certain hedging transactions. The amendment also adjusted certain elements of the Borrowing Base definition as well as the delivery of the Borrowing Base certification.

Borrowings under the ARKS Facility bear interest at a rate based on a margin over the Eurodollar rate based on a fixed charge coverage ratio. Currently that margin is 4.0%.

This ARKS Facility is guaranteed by ARL and is secured by a first lien on cash, accounts receivable, and inventory of ARKS and ARL and a second lien on the remaining assets.

The ARKS Facility contains customary restrictive covenants, such as restrictions on liens, mergers, consolidation, sales of assets, capital expenditures, additional indebtedness, investments, hedging transactions, and certain restricted payments. Additionally, the ARKS Facility contains one financial covenant.

Borrowings of $83.3 million and $147.1 million were outstanding under the ARKS Facility at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, outstanding letters of credit under the ARKS Facility were $2.8 million and $68.3 million, respectively.

On March 15, 2010, ARKS terminated the ARKS Facility and repaid all outstanding amounts thereunder. On March 15, 2010, ARKS also entered into a new $65.0 million credit facility with the lenders party thereto and Bank Hapoalim B.M., as administrative agent. ARKS borrowed $65.0 million and used approximately $51.0 million to repay the outstanding amounts under the ARKS Facility that was terminated. Borrowings under the new credit facility bear interest at LIBOR plus 3.00%. ARKS will use the new credit facility as a bridge facility that will terminate on June 15, 2010. ARKS' Board of Directors has approved an entrance into a new multi year facility with another financial institution which is expected to close by March 31, 2010. This multi year facility compared to the ARKS Facility is expected to reduce borrowing costs and to eliminate the existing limitation on the Krotz Springs refinery throughput.

Retail Credit Facilities

Southwest Convenience Stores, LLC ("SCS"), a subsidiary of Alon, has a credit agreement (the "SCS Credit Agreement") that will mature on July 1, 2017. Monthly principal payments are based on a 15-year amortization term.

Borrowings under the SCS Credit Agreement bear interest at a Eurodollar rate plus 1.50% per annum.

Obligations under the SCS Credit Agreement are jointly and severally guaranteed by Alon, Alon USA Interests, LLC, Skinny's, LLC and all of the subsidiaries of SCS. The obligations under the SCS Credit Agreement are secured by a pledge on substantially all of the assets of SCS and Skinny's, LLC and each of their subsidiaries, including cash, accounts receivable and inventory.

The SCS Credit Agreement also contains customary restrictive covenants on its activities, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, investments, certain lease obligations and certain restricted payments. The SCS Credit Agreement also includes one annual financial covenant.

At December 31, 2009 and 2008, the SCS Credit Agreement had an outstanding balance of $79.7 million and $86.0 million, respectively, and there were no further amounts available for borrowing.

Other Retail Related Credit Facilities

In 2003, Alon obtained $1.5 million in mortgage loans to finance the acquisition of new retail locations. The interest rates on these loans ranged between 5.5% and 9.7%, with 5 to 15 year payment terms. At December 31, 2009 and 2008, the outstanding balances were $0.8 million and $0.9 million, respectively.

Capital Spending

Each year our Board of Directors approves capital projects, including regulatory and planned turnaround projects that our management is authorized to undertake in our annual capital budget. Additionally, at times when conditions warrant or as new opportunities arise, other projects or the expansion of existing projects may be approved. Our capital expenditure budgets, including expenditures for chemical catalyst and turnarounds, for 2010 and 2011 are $71.9 million and $112.2 million respectively. The following table summarizes our expected capital expenditures for 2010 and 2011 by operating segment and major category:

	2010	2011
	(dollars in thousands)	
Refining and Unbranded Marketing Segment:		
Sustaining maintenance	$ 32,791	$ 54,595
Growth/profit improvement/other	439	10,700
Chemical catalyst and turnaround	14,635	22,776
Total	47,865	88,071

	2010	2011
	(dollars in thousands)	
Asphalt Segment:		
Sustaining maintenance	5,546	4,000
Growth/profit improvement	1,425	8,680
Total	6,971	12,680
Retail and Branded Marketing Segment:		
Sustaining maintenance	7,316	5,045
Growth/profit improvement	6,818	3,000
Total	14,134	8,045
Corporate Segment:		
Sustaining	2,975	3,421
Total Capital Expenditures	$ 71,945	$ 112,217

Turnaround and Chemical Catalyst Costs. Our 2009 turnaround and chemical catalyst costs were $24.7 million.

Between our major turnarounds, we also perform periodic scheduled turnaround projects on various units at our Big Spring, Krotz Springs and California refineries. A summary of our expected turnaround and chemical catalyst costs for the following five years are as follows:

	2010	2011	2012	2013	2014
	(dollars in thousands)				
Scheduled turnaround costs	$ 2,400	$ 4,050	$ 7,800	$ 17,400	$ 5,100
Chemical catalyst costs	12,235	18,726	11,343	11,667	24,368
Total	$ 14,635	$ 22,776	$ 19,143	$ 29,067	$ 29,468

Contractual Obligations and Commercial Commitments

Information regarding our known contractual obligations of the types described below as of December 31, 2009 is set forth in the following table:

	Payments Due by Period				
Contractual Obligations	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(dollars in thousands)				
Long-term debt obligations	$ 10,946	$ 67,192	$ 810,533	$ 48,353	$ 937,024
Operating lease obligations	35,950	56,072	25,707	65,025	182,754
Pipelines and Terminals Agreement (1)	27,549	55,098	55,099	151,572	289,318
Other commitments (2)	2,828	5,655	5,654	20,499	34,636
Total obligations	$ 77,273	$ 184,017	$ 896,993	$ 285,449	$ 1,443,732

(1) Balances represent the minimum committed volume multiplied by the tariff and terminal rates pursuant to the terms of the Pipelines and Terminals Agreement with HEP, as well as our minimum requirements with Sunoco.

(2) Other commitments include refinery maintenance services costs.

As of December 31, 2009, we did not have any material capital lease obligations or any agreements to purchase goods or services, other than those included in the table above, that were binding on us.

Our "other non-current liabilities" are described in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. For most of these liabilities, timing of the payment of such liabilities is not fixed and therefore cannot be determined as of December 31, 2009. However, certain expected payments related to our anticipated pension contributions in 2009 and other post-retirement benefits obligations are discussed in Note 14 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Critical Accounting Policies

Our accounting policies are described in the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We prepare our consolidated financial statements in conformity with GAAP. In order to apply these principles, we must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over. Our critical accounting policies, which are discussed below, could materially affect the amounts recorded in our consolidated financial statements.

Inventory. Crude oil, refined products and blendstocks for the refining and unbranded marketing segment and asphalt for the asphalt segment are priced at the lower of cost or market value. Cost is determined using the LIFO valuation method. Under the LIFO valuation method, we charge the most recent acquisition costs to cost of sales, and we value inventories at the earliest acquisition costs. We selected this method because we believe it more accurately reflects the cost of our current sales. If the market value of inventory is less than the inventory cost on a LIFO basis, then the inventory is written down to market value. An inventory write-down to market value results in a non-cash accounting adjustment, decreasing the value of our crude oil and refined products inventory and increasing our cost of sales. For example, in the second half of 2001, market prices were significantly lower than our inventory cost determined under our LIFO valuation method, which resulted in our recording a non-cash charge of $23.2 million to cost of sales and a corresponding decrease in the value of our crude oil and refined products inventory. In 2002, market prices rose substantially, allowing us to recover $18.6 million of the 2001 inventory write-down to market value with a corresponding non-cash credit to cost of sales. Any such recovery results in a non-cash accounting adjustment, increasing the value of our crude oil and refined products inventory and decreasing our cost of sales. Our results of operations could continue to include such non-cash write-downs and recoveries of inventory if market prices for crude oil and refined products return to levels comparable to those in 2001. A reduction of inventory volumes during 2009, 2008 and 2007 resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in previous years. The liquidation decreased cost of sales by approximately $10.2 million, $4.1 million, and $4.6 million in 2009, 2008 and 2007, respectively. Market values of crude oil, refined products, asphalts and blendstocks exceeded LIFO costs by $100.5 million and $4.0 million at December 31, 2009 and 2008, respectively.

Environmental and Other Loss Contingencies. We record liabilities for loss contingencies, including environmental remediation costs, when such losses are probable and can be reasonably estimated. Our environmental liabilities represent the estimated cost to investigate and remediate contamination at our properties. Our estimates are based upon internal and third-party assessments of contamination, available remediation technology and environmental regulations. Accruals for estimated liabilities from projected environmental remediation obligations are recognized no later than the completion of the remedial feasibility study. These accruals are adjusted as further information develops or circumstances change. We do not discount environmental liabilities to their present value unless payments are fixed and determinable. At December 31, 2009, for those payments the Company considered fixed and determinable, payments were discounted at a 4% rate. We record them without considering potential recoveries from third parties. Recoveries of environmental remediation costs from third parties are recorded as assets when receipt is deemed probable. We update our estimates to reflect changes in factual information, available technology or applicable laws and regulations.

Turnarounds and Chemical Catalyst Costs. We record the cost of planned major refinery maintenance, referred to as turnarounds, and chemical catalyst used in the refinery process units, which are typically replaced in conjunction with planned turnarounds, in "other assets" in our consolidated financial statements. Turnaround and catalyst costs are currently deferred and amortized on a straight-line basis beginning the month after the completion of the turnaround and ending immediately prior to the next scheduled turnaround. The amortization of deferred turnaround and chemical catalysts costs are presented in "depreciation and amortization" in our consolidated financial statements.

Impairment of Long-Lived Assets. We account for impairment of long-lived assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (Superseded by ASC topic 360-10). In evaluating our assets, long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on our judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.

Deferred Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Asset Retirement Obligations. Effective January 1, 2003, we adopted Statement No. 143, *Accounting for Asset Retirement Obligations* (Superseded by ASC topic 410-20), which established accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement costs. An entity is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability should be recognized when a reasonable estimate of fair value can be made.

In order to determine fair value, management must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation. These estimates and assumptions are subjective.

Goodwill and Intangible Assets. Goodwill represents the excess of the cost of an acquired entity over the fair value of the assets acquired less liabilities assumed. Intangible assets are assets that lack physical substance (excluding financial assets). Goodwill acquired in a business combination and intangible assets with indefinite useful lives are not amortized and intangible assets with finite useful lives are amortized on a straight-line basis over 1 to 40 years. Goodwill and intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. Alon uses December 31 of each year as the valuation date for annual impairment testing purposes.

At December 31, 2009, Alon had three reporting units with goodwill; California refining, California asphalt, and Retail operations. The fair values of our reporting units in 2009 that contain goodwill were determined using two methods, one based on discounted cash flow models with estimated cash flows based on internal forecasts of revenues and expenses and the other based on market earnings multiples. Each reporting unit was evaluated separately. Cash flows were discounted at rates that approximate a market participants' weighted average cost of capital; 11% for both California refining and California asphalt and 10% for Retail operations. We believe these two approaches are appropriate valuation techniques for the purposes of our impairment testing. Therefore, we concluded from our valuations, based on business conditions and market values that existed at December 31, 2009, that none of our goodwill was impaired. However, the market value of our common stock continues to reflect the effects of the difficult economic environment and significant competition in most of our markets. If, among other factors, (1) our equity value remains depressed or declines further, (2) the fair value of our reporting units decline, or (3) the adverse impacts of economic or competitive factors are worse than anticipated, we could conclude in future periods that impairment losses are required in order to reduce the carrying value of our goodwill, and, to a lesser extent, long-lived assets. Depending on the severity of the changes in the key factors underlying the valuation of our reporting units, such losses could be significant.

New Accounting Standards and Disclosures

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162* ("SFAS No. 168") (superseded by Accounting Standards Codification ("ASC") topic 105-10-5). SFAS No. 168 stipulates the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption did not have any effect on our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS No. 165") (superseded by ASC topic 855-10-5). SFAS No. 165 provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. SFAS No. 165 is effective prospectively for interim and annual periods ending after June 15, 2009. There was no effect on Our results of operations or financial position, and the required disclosures are included in Note 23 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plans* ("FSP FAS 132(R)-1") (superseded by ASC topic 715-20-50), which amends FASB Statement 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, to provide guidance on employers' disclosures about plan assets of defined benefit pension or other postretirement plans. The disclosures are intended to provide users of financial statements an understanding of the determination of investment allocations, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets, and significant concentrations of credit risk with plan assets. FAS 132(R)-1 is effective for years ending after December 15, 2009. Since FSP FAS 132 (R)-1 only affects disclosure requirements, there was no effect on our results of operations or financial position.

In November 2008, the FASB ratified its consensus on EITF Issue No. 08-6, *Equity Method Investment Accounting Considerations*. The scope of the Issue applies to all investments accounted for under the equity method. The Issue covers the initial measurement of an equity method investment, recognition of other-than-temporary impairments, and the effects on ownership of the investor due to the issuance of shares by the investee. The Issue is effective for fiscal years beginning on or after December 15, 2008. The adoption did not have any effect on our consolidated financial statements.

In June 2008, the FASB ratified its consensus on EITF Issue No. 08-3, *Accounting by Lessees for Maintenance Deposits*, which applies to the lessee's accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities and deposits within the scope of the Issue shall be accounted for as deposit assets. The effect of the change shall be recognized as a change in accounting principle as of the beginning of the fiscal year in which the consensus is initially applied for all arrangements existing at the effective date. This Issue is effective for fiscal years beginning after December 15, 2008. The adoption did not have any effect on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3") (superseded by ASC topic 350-50-4). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.* FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The adoption did not have any effect on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosure about Derivative Instruments and Hedging Activities* ("SFAS No. 161") (superseded by ASC topic 815-10-65), which established disclosure requirements for hedging activities. SFAS No. 161 requires that entities disclose the purpose and strategy for using derivative instruments, include discussion regarding the method for accounting for the derivative and the related hedged items under SFAS No. 133 and the derivative and related hedged items' effect on a company's financial statements. SFAS No. 161 also requires quantitative disclosures about the fair values of derivative instruments and their gains or losses in tabular format as well as discussion regarding contingent credit-risk features in derivative agreements and counterparty risk. SFAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. There was no effect on our results of operations or financial position, and the required disclosures are included in Note 8. The adoption did not have any effect on Our consolidated financial statements.

Effective January 1, 2008, Alon adopted the provisions of SFAS No. 157, *Fair Value Measurements* (superseded by ASC topic 820-10), which pertain to certain balance sheet items measured at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. While SFAS No. 157 may change the method of calculating fair value, it does not require any new fair value measurements.

In February 2008, the FASB issued FASB Staff Position FAS 157-2, *Partial Deferral of the Effective Date of Statement 157* ("FSP FAS 157-2") (superseded by ASC topic 820-10-65). FSP FAS 157-2 delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The adoption did not have any effect on Our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption did not have any effect on Our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51* ("SFAS No. 160") (superseded by ASC topic 810-20-65), which requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity. SFAS No. 160 is effective for periods beginning on or after December 15, 2008 and earlier application was prohibited and changes the presentation of income in the consolidated statements of operations. Information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests, and provide other disclosures required by SFAS No. 160.

The effect of the adoption of SFAS No. 160 on the consolidated balance sheet as of December 31, 2008 is summarized below.

	December 31, 2008 (as previously reported)	Adjustments	December 31, 2008 (recast)
Total stockholders' equity	$ 431,919	$ 2,732	$ 434,651
Non-controlling interest in subsidiaries (1)	—	17,916	17,916
Preferred stock of subsidiary including accumulated dividends (1)	—	84,300	84,300
Total equity	$ 431,919	$ 104,948	$ 536,867

(1) Previously reported outside of equity.

The adjustments reflect the attribution of unrealized gains or losses historically recorded to accumulated other comprehensive loss, net of income tax, to non-controlling interest in subsidiaries, and the reclassification of non-controlling interest in subsidiaries and preferred stock of subsidiary including accumulated dividends, into equity.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (superseded by ASC topic 805-10), which requires that the purchase method of accounting be used for all business combinations. SFAS No. 141(R) requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination be recorded at "full fair value." SFAS No. 141(R) applies to all business combinations, including combinations by contract alone. SFAS No. 141(R) is effective for periods beginning on or after December 15, 2008 and earlier application is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date.

Reconciliation of Amounts Reported Under Generally Accepted Accounting Principles

Reconciliation of Adjusted EBITDA to amounts reported under generally accepted accounting principles in financial statements.

For the years ended December 31, 2009, 2008 and 2007, Adjusted EBITDA represents earnings before non-controlling interest in income of subsidiaries, income tax expense, interest expense, depreciation and amortization and gain on disposition of assets. Adjusted EBITDA is not a recognized measurement under GAAP; however, the amounts included in Adjusted EBITDA are derived from amounts included in our consolidated financial statements. Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of non-controlling interest in income of subsidiaries, income tax expense, interest expense, gain on disposition of assets and the accounting effects of capital expenditures and acquisitions, items that may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

- Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

- Adjusted EBITDA does not reflect the prior claim that non-controlling interest have on the income generated by non-wholly-owned subsidiaries;

- Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

- Our calculation of Adjusted EBITDA may differ from EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

The following table reconciles net income (loss) to Adjusted EBITDA for the years ended December 31, 2009, 2008 and 2007, respectively:

	For the Year Ended December 31,		
	2009	2008	2007
		(in thousands)	
Net income (loss)	$ (115,156)	$ 82,883	$ 103,936
Non-controlling interest in income (loss) of subsidiaries (including accumulated dividends on preferred stock of subsidiary)	12,949	10,241	5,979
Income tax expense (benefit)	(64,877)	62,781	46,199
Interest expense	111,137	67,550	47,747
Depreciation and amortization	97,247	66,754	57,403
(Gain) loss on disposition of assets	1,591	(45,244)	(7,206)
Adjusted EBITDA	$ 42,891	$ 244,965	$ 254,058

Adjusted EBITDA for the year ended December 31, 2008 includes a gain on involuntary conversion of assets of $279.7 million representing the insurance proceeds received with respect to property damage resulting from the Big Spring refinery fire in excess of the net book value of the assets impaired; net costs associated with the fire at the Big Spring refinery of $56.9 million; and a charge for inventory adjustments related to the Krotz Springs acquisition of $127.4 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosure About Market Risk

Changes in commodity prices and purchased fuel prices are our primary sources of market risk. Our risk management committee oversees all activities associated with the identification, assessment and management of our market risk exposure.

Commodity Price Risk

We are exposed to market risks related to the volatility of crude oil and refined product prices, as well as volatility in the price of natural gas used in our refinery operations. Our financial results can be affected significantly by fluctuations in these prices, which depend on many factors, including demand for crude oil, gasoline and other refined products, changes in the economy, worldwide production levels, worldwide inventory levels and governmental regulatory initiatives. Our risk management strategy identifies circumstances in which we may utilize the commodity futures market to manage risk associated with these price fluctuations.

In order to manage the uncertainty relating to inventory price volatility, we have consistently applied a policy of maintaining inventories at or below a targeted operating level. In the past, circumstances have occurred, such as timing of crude oil cargo deliveries, turnaround schedules or shifts in market demand that have resulted in variances between our actual inventory level and our desired target level. Upon the review and approval of our risk management committee, we may utilize the commodity futures market to manage these anticipated inventory variances.

We maintain inventories of crude oil, refined products, blendstocks and asphalt, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. As of December 31, 2009, we held approximately 3.3 million barrels of crude oil and product inventories valued under the LIFO valuation method with an average cost of $45.55 per barrel. Market value exceeded carrying value of LIFO costs by $100.5 million. We refer to this excess as our LIFO reserve. If the market value of these inventories had been $1.00 per barrel lower, our LIFO reserve would have been reduced by $3.3 million.

The following table provides information about our derivative commodity instruments as of December 31, 2009:

Description of Activity	Contract Volume (in barrels)	Wtd Avg Purchase Price	Wtd Avg Sales Price	Contract Value	Fair Value	Gain (Loss)
Futures-long (Crude)	240,000	$ 71.95	$ —	$ 17,268	$ 19,046	$ 1,778
Futures-short (Crude)	(240,000)	—	80.63	(17,895)	(19,351)	(1,456)

Description of Activity	Contract Volume (in barrels)	Wtd Avg Contract	Wtd Avg Sales Price	Contract Value	Fair Value	Gain (Loss)
Futures-crack spread (Heating Oil)......................	364,800	$ 11.38	$ 11.62	$ 4,150	$ 4,239	$ 89
Futures-long (SPR swaps)	278,322	95.92	81.59	26,696	22,708	(3,988)
Futures-short (SPR swaps) ...	(278,322)	60.05	81.59	(16,713)	(22,708)	(5,995)

Interest Rate Risk

As of December 31, 2009, $730.5 million of our outstanding debt was at floating interest rates out of which approximately $88.0 million was at the Eurodollar rate plus 3.00%, subject to a minimum interest rate of 4.00%. As of December 31, 2009, we had interest rate swap agreements with a notional amount of $350.0 million with remaining periods ranging from less than a year to three years and fixed interest rates ranging from 4.25% to 4.75%. An increase of 1% in the Eurodollar rate on indebtedness net of the weighted average notional amount of the interest rate swap agreements outstanding in 2009 and the instrument subject to the minimum interest rate would result in an increase in our interest expense of approximately $3.4 million per year.

In accordance with SFAS No. 133 (superseded by ASC topic 815-10), all commodity futures contracts are recorded at fair value and any changes in fair value between periods is recorded in the profit and loss section of our consolidated financial statements. "Forwards" represent physical trades for which pricing and quantities have been set, but the physical product delivery has not occurred by the end of the reporting period. "Futures" represent trades which have been executed on the New York Mercantile Exchange which have not been closed or settled at the end of the reporting period. A "long" represents an obligation to purchase product and a "short" represents an obligation to sell product.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Consolidated Financial Statements and Schedule are included as an annex of this Annual Report on Form 10-K. See the Index to Consolidated Financial Statements and Schedule on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 as amended (the "Exchange Act")) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms including, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as defined in Rule 13a-15(f) under the Exchange Act) for Alon. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009. In management's evaluation, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management believes that as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Certifications

Included in this Annual Report on Form 10-K are certifications of our Chief Executive Officer and Chief Financial Officer which are required in accordance with Rule 13a-14 of the Exchange Act. This section includes the information concerning the controls and controls evaluation referred to in the certifications.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information concerning our directors set forth under "Corporate Governance Matters — The Board of Directors" in the proxy statement for our 2010 annual meeting of stockholders (the "Proxy Statement") is incorporated herein by reference. Certain information concerning our executive officers is set forth under the heading "Business and Properties — Executive Officers of the Registrant" in Items 1 and 2 of this Annual Report on Form 10-K, which is incorporated herein by reference. The information concerning compliance with Section 16(a) of the Exchange Act set forth under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

The information concerning our audit committee set forth under "Corporate Governance Matters — Committees of the Board and — Audit Committee" in the Proxy Statement is incorporated herein by reference.

The information regarding our Code of Ethics set forth under "Corporate Governance Matters — Corporate Governance Guidelines, Code of Business Conduct and Ethics and Committee Charters" in the Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information set forth under "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information set forth under "Security Ownership of Certain Beneficial Holders and Management" in the Proxy Statement is incorporated herein by reference. The information regarding our equity plans under which shares of our common stock are authorized for issuance as set forth under "Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information set forth under "Certain Relationships and Related Transactions" and under "Corporate Governance Matters — Independent Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information set forth under "Independent Public Accountants" in the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements and Schedule, see "Index to Consolidated Financial Statements and Schedule" on page F-1.

(a) Schedule II — Valuation and Qualifying accounts is included in the Notes to Consolidated Financial Statements.

(2) Exhibits: Reference is made to the Index of Exhibits immediately preceding the exhibits hereto, which index is incorporated herein by reference.

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of Alon USA Energy, Inc. (incorporated by reference to Exhibit 3.1 to Form S-1/A, filed by the Company on July 7, 2005, SEC File No. 333-124797).
3.2	Amended and Restated Bylaws of Alon USA Energy, Inc. (incorporated by reference to Exhibit 3.2 to Form S-1/A, filed by the Company on July 14, 2005, SEC File No. 333-124797).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
4.2	Indenture, dated as of October 22, 2009, by and among Alon Refining Krotz Springs, Inc. and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.1 to Form 8-K, filed by the Company on October 23, 2009, SEC File No. 001-32567).
10.1	Trademark License Agreement, dated as of July 31, 2000, among Finamark, Inc., Atofina Petrochemicals, Inc. and SWBU, L.P. (incorporated by reference to Exhibit 10.3 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.2	First Amendment to Trademark License Agreement, dated as of April 11, 2001, among Finamark, Inc., Atofina Petrochemicals, Inc. and SWBU, L.P. (incorporated by reference to Exhibit 10.4 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.3	Pipeline Lease Agreement, dated as of December 12, 2007, between Plains Pipeline, L.P. and Alon USA, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on February 2, 2008, SEC File No. 001-32567).
10.4	Pipeline Lease Agreement, dated as of February 21, 1997, between Navajo Pipeline Company and American Petrofina Pipe Line Company (incorporated by reference to Exhibit 10.6 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.5	Amendment and Supplement to Pipeline Lease Agreement, dated as of August 31, 2007, by and between HEP Pipeline Assets, Limited Partnership and Alon USA, LP (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on November 8, 2007).
10.6	Contribution Agreement, dated as of January 25, 2005, among Holly Energy Partners, L.P., Holly Energy Partners — Operating, L.P., T & R Assets, Inc., Fin-Tex Pipe Line Company, Alon USA Refining, Inc., Alon Pipeline Assets, LLC, Alon Pipeline Logistics, LLC, Alon USA, Inc. and Alon USA, LP (incorporated by reference to Exhibit 10.7 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.7	Pipelines and Terminals Agreement, dated as of February 28, 2005, between Alon USA, LP and Holly Energy Partners, L.P. (incorporated by reference to Exhibit 10.8 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.8	Pipeline Lease Agreement, dated as of December 12, 2007, between Plains Pipeline, L.P. and Alon USA, LP (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on February

Exhibit No.	Description of Exhibit
	5, 2008, SEC File No. 001-32567).
10.9	Liquor License Purchase Agreement, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc. (incorporated by reference to Exhibit 10.34 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.10	Premises Lease, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc. (incorporated by reference to Exhibit 10.35 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.11	Registration Rights Agreement, dated as of July 6, 2005, between Alon USA Energy, Inc. and Alon Israel Oil Company, Ltd. (incorporated by reference to Exhibit 10.22 to Form S-1/A, filed by the Company on July 7, 2005, SEC File No. 333-124797).
10.12	Registration Rights Agreement, dated October 22, 2009, between Alon Refining Krotz Springs, Inc. and Jefferies & Company, Inc. (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on October 23, 2009, SEC File No. 001-32567).
10.13	Amended Revolving Credit Agreement, dated as of June 22, 2006, among Alon USA, LP, EOC Acquisition, LLC, Israel Discount Bank of New York, Bank Leumi USA and certain other guarantor companies and financial institutions from time to time named therein (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on June 26, 2006, SEC File No. 001-32567).
10.14	First Amendment to Amended Revolving Credit Agreement, dated as of August 4, 2006, to the Amended Revolving Credit Agreement, dated as of June 22, 2006, among Alon USA, LP, EOC Acquisition, LLC, Israel Discount Bank of New York, Bank Leumi USA and certain other guarantor companies and financial institutions from time to time named therein (incorporated by reference to Exhibit 10.25 to Form 10-K, filed by the Company on March 15, 2007 SEC File No. 001-32567).
10.15	Waiver, Consent, Partial Release and Second Amendment, dated as of February 28, 2007, to the Amended Revolving Credit Agreement, dated as of June 22, 2006, Alon USA, LP, Edgington Oil Company, LLC, Israel Discount Bank of New York, Bank Leumi USA and certain other guarantor companies and financial institutions from time to time named therein (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on March 5, 2007, SEC File No. 001-32567).
10.16	Third Amendment to Amended Revolving Credit Agreement, dated as of June 29, 2007, to the Amended Revolving Credit Agreement, dated as of June 22, 2006, among Alon USA Energy, Inc., Alon USA, LP, the guarantor companies and financial institutions named therein, Israel Discount Bank of New York and Bank Leumi USA (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on July 20, 2007, SEC File No. 001-32567).
10.17	Waiver, Consent, Partial Release and Fourth Amendment, dated as of July 2, 2008, by and among Alon USA, LP, Israel Discount Bank of New York, Bank Leumi USA and certain other guarantor companies and financial institutions from time to time named therein (incorporated by reference to Exhibit 10.4 to Form 8-K, filed by the Company on July 10, 2008, SEC File No. 001-32567).
10.18	Fifth Amendment to Amended Revolving Credit Agreement, dated as of July 31, 2009, by and among Alon USA, LP, Israel Discount Bank of New York, Bank Leumi USA and certain other guarantor companies and financial institutions from time to time named therein (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on August 6, 2009, SEC File No. 001-32567).
10.19	Credit Agreement, dated as of July 30, 2008, among Alon USA Energy, Inc., the financial institutions from time to time party thereto, Israel Discount Bank and Bank Leumi USA (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on August 1, 2008, SEC File No. 001-32567).

Exhibit No.	Description of Exhibit
10.20	Amended and Restated Credit Agreement, dated as of June 29, 2007, among Southwest Convenience Stores, LLC, the lenders party thereto and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on July 2, 2007, SEC File No. 001-32567).
10.21	Credit Agreement, dated as of June 22, 2006, among Alon USA Energy, Inc., the lenders party thereto and Credit Suisse (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on June 26, 2006, SEC File No. 001-32567).
10.22	Amendment No. 1 to the Credit Agreement, dated as of February 28, 2007, by and among Alon USA Energy, Inc., the lenders party thereto and Credit Suisse (incorporated by reference to Exhibit 10.3 to Form 8-K, filed by the Company on March 5, 2007, SEC File No. 001-32567).
10.23	Second Amended and Restated Credit Agreement, dated as of February 28, 2007, among Paramount Petroleum Corporation, Bank of America, N.A. and certain other guarantor companies and financial institutions from time to time named therein (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on March 5, 2007, SEC File No. 001-32567).
10.24	First Amendment to Second Amended and Restated Credit Agreement, dated as of March 30, 2007, among Paramount Petroleum Corporation, Bank of America, N.A. and certain other guarantor companies and financial institutions from time to time named therein (incorporated by reference to Exhibit 10.37 to Form 10-K, filed by the Company on March 11, 2008, SEC File No. 001-32567).
10.25	Term Loan Agreement, dated as of July 3, 2008, by and among Alon Refining Louisiana, Inc., Alon Refining Krotz Springs, Inc., the lenders party thereto and Credit Suisse, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on July 10, 2008, SEC File No. 001-32567).
10.26	First Amendment Agreement, dated as of April 9, 2009, by and among Alon Refining Louisiana, Inc., Alon Refining Krotz Springs, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as successor to Credit Suisse, Cayman Islands Branch, as agent (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on August 6, 2009, SEC File No. 001-32567).
10.27	Loan and Security Agreement, dated as of July 3, 2008, by and among Alon Refining Louisiana, Inc., Alon Refining Krotz Springs, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.3 to Form 8-K, filed by the Company on July 10, 2008, SEC File No. 001-32567).
10.28	First Amendment to Loan and Security Agreement, dated as of December 18, 2008, by and among Alon Refining Louisiana, Inc., Alon Refining Krotz Springs, Inc., the lenders party thereto and Bank of America, N.A. (incorporated by reference to Exhibit 10.28 to Form 10-K, filed by the Company on April 10, 2009, SEC File No. 001-32567).
10.29	Second Amendment to Loan and Security Agreement, dated as of April 9, 2009, by and among Alon Refining Louisiana, Inc., Alon Refining Krotz Springs, Inc., the lenders party thereto and Bank of America, N.A., as agent (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on April 27, 2009, SEC File No. 001-32567).
10.30	Amended and Restated Loan and Security Agreement, dated as of October 22, 2009 (as amended, supplemented or otherwise modified from time to time), among Alon Refining Louisiana, Inc., Alon Refining Krotz Springs, Inc., each other party joined as a borrower thereunder from time to time, the Lenders party thereto, and Bank of America, N.A., as Agent (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on October 23, 2009, SEC File No. 001-32567).
10.31	Purchase Agreement dated October 13, 2009, between Alon Refining Krotz Springs, Inc. and Jefferies & Co. (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on October 19, 2009, SEC File No. 001-32567).

Exhibit No.	Description of Exhibit
10.32	Management and Consulting Agreement, dated as of August 1, 2003, among Alon USA, Inc., Alon Israel Oil Company, Ltd. and Alon USA Energy, Inc. (incorporated by reference to Exhibit 10.21 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.33	Amendment, dated as of June 17, 2005, to the Management and Consulting Agreement, dated as of August 1, 2003, among Alon USA, Inc., Alon Israel Oil Company, Ltd. and Alon USA Energy, Inc. (incorporated by reference to Exhibit 10.21.1 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.34*	Executive Employment Agreement, dated as of July 31, 2000, between Jeff D. Morris and Alon USA GP, Inc., as amended by the Amendment to Executive/Management Employment Agreement, dated May 1, 2005 (incorporated by reference to Exhibit 10.23 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.35*	Second Amendment to Executive Employment Agreement, dated as of November 4, 2008, between Jeff D. Morris and Alon USA GP, LLC (incorporated by reference to Exhibit 10.9 to Form 10-Q, filed by the Company on November 7, 2008, SEC File No. 001-32567).
10.36*	Executive Employment Agreement, dated as of July 31, 2000, between Claire A. Hart and Alon USA GP, Inc., as amended by the Amendment to Executive/Management Employment Agreement, dated May 1, 2005 (incorporated by reference to Exhibit 10.24 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.37*	Second Amendment to Executive Employment Agreement, dated as of November 4, 2008, between Claire A. Hart and Alon USA GP, LLC (incorporated by reference to Exhibit 10.10 to Form 10-Q, filed by the Company on November 7, 2008, SEC File No. 001-32567).
10.38*	Executive Employment Agreement, dated as of February 5, 2001, between Joseph A. Concienne, III and Alon USA GP, Inc., as amended by the Amendment to Executive/Management Employment Agreement, dated May 1, 2005 (incorporated by reference to Exhibit 10.25 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.39*	Second Amendment to Executive Employment Agreement, dated as of November 4, 2008, between Joseph A. Concienne, III and Alon USA GP, LLC. (incorporated by reference to Exhibit 10.11 to Form 10-Q, filed by the Company on November 7, 2008, SEC File No. 001-32567).
10.40*	Amended and Restated Management Employment Agreement, dated as of August 9, 2006, between Harlin R. Dean and Alon USA GP, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on August 10, 2006, SEC File No. 001-32567).
10.41*	Amendment to Amended and Restated Management Employment Agreement, dated as of November 4, 2008, between Harlin R. Dean and Alon USA GP, LLC (incorporated by reference to Exhibit 10.12 to Form 10-Q, filed by the Company on November 7, 2008, SEC File No. 001-32567).
10.42*	Management Employment Agreement, dated as of September 1, 2000, between Yosef Israel and Alon USA GP, LLC (incorporated by reference to Exhibit 10.33 to Form 10-K, filed by the Company on March 15, 2006, SEC File No. 001-32567).
10.43*	Amendment to Executive/Management Employment Agreement, dated as of May 1, 2005 between Yosef Israel and Alon USA GP, LLC (incorporated by reference to Exhibit 10.34 to Form 10-K, filed by the Company on March 15, 2006, SEC File No. 001-32567).
10.44*	Second Amendment to Executive/Management Employment Agreement, dated as of November 4, 2008, between Yosef Israel and Alon USA GP, LLC (incorporated by reference to Exhibit 10.13 to Form 10-Q, filed by the Company on November 7, 2008, SEC File No. 001-32567).

Exhibit No.	Description of Exhibit
10.45*	Executive Employment Agreement, dated as of August 1, 2003, between Shai Even and Alon USA GP, LLC (incorporated by reference to Exhibit 10.49 to Form 10-K, filed by the Company on March 15, 2007, SEC File No. 001-32567).
10.46*	Amendment to Executive Employment Agreement, dated as of November 4, 2008, between Shai Even and Alon USA GP, LLC. (incorporated by reference to Exhibit 10.14 to Form 10-Q, filed by the Company on November 7, 2008, SEC File No. 001-32567).
10.47*	Agreement of Principles of Employment, dated as of July 6, 2005, between David Wiessman and Alon USA Energy, Inc. (incorporated by reference to Exhibit 10.50 to Form S-1/A, filed by the Company on July 7, 2005, SEC File No. 333-124797).
10.48*	Management Employment Agreement, dated as of October 30, 2008, between Michael Oster and Alon USA GP, LLC (incorporated by reference to Exhibit 10.71 to Form 10-K, filed by the Company on April 10, 2009, SEC File No. 001-32567).
10.49*	Annual Cash Bonus Plan (incorporated by reference to Exhibit 10.27 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.50*	Description of 10% Bonus Plan (incorporated by reference to Exhibit 10.28 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.51*	Description of Annual Bonus Plans (incorporated by reference to Exhibit 10.2 to Form 10-Q, filed by the Company on May 6, 2008, SEC File No. 001-32567).
10.52*	Change of Control Incentive Bonus Program (incorporated by reference to Exhibit 10.29 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.53*	Description of Director Compensation (incorporated by reference to Exhibit 10.30 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.54*	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.31 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.55*	Form of Officer Indemnification Agreement (incorporated by reference to Exhibit 10.32 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.56*	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.33 to Form S-1, filed by the Company on May 11, 2005, SEC File No. 333-124797).
10.57*	Alon Assets, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.36 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.58*	Alon USA Operating, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.37 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.59*	Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon Assets, Inc. and Jeff D. Morris, as amended by the Amendment to the Incentive Stock Option Agreement, dated June 30, 2002 (incorporated by reference to Exhibit 10.38 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.60*	Second Amendment to Incentive Stock Option Agreement, dated as of November 4, 2008, between Jeff D. Morris and Alon Assets, Inc. (incorporated by reference to Exhibit 10.15 to Form 10-Q, filed by the Company on November 7, 2008, SEC File No. 001-32567).
10.61	Shareholder Agreement, dated as of July 31, 2000, between Alon Assets, Inc. and Jeff D. Morris, as amended by the Amendment to the Shareholder Agreement, dated June 30, 2002 (incorporated by reference to Exhibit 10.39 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).

Exhibit No.	Description of Exhibit
10.62*	Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc. and Jeff D. Morris, as amended by the Amendment to the Incentive Stock Option Agreement, dated June 30, 2002 (incorporated by reference to Exhibit 10.40 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.63*	Second Amendment to Incentive Stock Option Agreement, dated as of November 4, 2008, between Jeff D. Morris and Alon USA Operating, Inc. (incorporated by reference to Exhibit 10.16 to Form 10-Q, filed by the Company on November 7, 2008, SEC File No. 001-32567).
10.64	Shareholder Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc. and Jeff D. Morris, as amended by the Amendment to the Shareholder Agreement, dated June 30, 2002 (incorporated by reference to Exhibit 10.41 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.65*	Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon Assets, Inc. and Claire A. Hart, as amended by the Amendment to the Incentive Stock Option Agreement, dated June 30, 2002 and July 25, 2002 (incorporated by reference to Exhibit 10.42 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.66	Shareholder Agreement, dated as of July 31, 2000, between Alon Assets, Inc. and Claire A. Hart, as amended by the Amendment to the Shareholder Agreement, dated June 30, 2002 (incorporated by reference to Exhibit 10.43 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.67*	Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc. and Claire A. Hart, as amended by the Amendment to the Incentive Stock Option Agreement, dated June 30, 2002 and July 25, 2002 (incorporated by reference to Exhibit 10.44 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.68	Shareholder Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc. and Claire A. Hart, as amended by the Amendment to the Shareholder Agreement, dated June 30, 2002 (incorporated by reference to Exhibit 10.45 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.69*	Incentive Stock Option Agreement, dated as of February 5, 2001, between Alon Assets, Inc. and Joseph A. Concienne, III, as amended by the Amendment to the Incentive Stock Option Agreement, dated July 25, 2002 (incorporated by reference to Exhibit 10.46 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.70	Shareholder Agreement, dated as of February 5, 2001, between Alon Assets, Inc. and Joseph A. Concienne, III (incorporated by reference to Exhibit 10.47 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.71*	Incentive Stock Option Agreement, dated as of February 5, 2001, between Alon USA Operating, Inc. and Joseph A. Concienne, III, as amended by the Amendment to the Incentive Stock Option Agreement, dated July 25, 2002 (incorporated by reference to Exhibit 10.48 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.72	Shareholder Agreement, dated as of February 5, 2001, between Alon USA Operating, Inc. and Joseph A. Concienne, III (incorporated by reference to Exhibit 10.49 to Form S-1/A, filed by the Company on June 17, 2005, SEC File No. 333-124797).
10.73	Agreement, dated as of July 6, 2005, among Alon USA Energy, Inc., Alon USA, Inc., Alon USA Capital, Inc., Alon USA Operating, Inc., Alon Assets, Inc., Jeff D. Morris, Claire A. Hart and Joseph A. Concienne, III (incorporated by reference to Exhibit 10.52 to Form S-1/A, filed by the Company on July 7, 2005, SEC File No. 333-124797).
10.74*	Alon USA Energy, Inc. 2005 Incentive Compensation Plan, as amended on November 7, 2005 (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on November 8, 2005, SEC File No. 001-32567).

Exhibit No.	Description of Exhibit
10.75*	Form of Restricted Stock Award Agreement relating to Director Grants pursuant to Section 12 of the Alon USA Energy, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on August 5, 2005, SEC File No. 001-32567).
10.76*	Form of Restricted Stock Award Agreement relating to Participant Grants pursuant to Section 8 of the Alon USA Energy, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on August 23, 2005, SEC File No. 001-32567).
10.77*	Form II of Restricted Stock Award Agreement relating to Participant Grants pursuant to Section 8 of the Alon USA Energy, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to Form 8-K, filed by the Company on November 8, 2005, SEC File No. 001-32567).
10.78*	Form of Appreciation Rights Award Agreement relating to Participant Grants pursuant to Section 7 of the Alon USA Energy, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on March 12, 2007, SEC File No. 001-32567).
10.79*	Form of Amendment to Appreciation Rights Award Agreement relating to Participant Grants pursuant to Section 7 of the Alon USA Energy, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on January 27, 2010, SEC File No. 001-32567).
10.80*	Form II of Appreciation Rights Award Agreement relating to Participant Grants pursuant to Section 7 of the Alon USA Energy, inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on January 27, 2010, SEC File No. 001-32567).
10.81	Purchase and Sale Agreements, dated as of February 13, 2006, between Alon Petroleum Pipe Line, LP and Sunoco Pipelines, LP, (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on February 13, 2006, SEC File No. 001-32567).
10.82	Stock Purchase Agreement, dated as of April 28, 2006, among Alon USA Energy, Inc., The Craig C. Barto and Gisele M. Barto Living Trust, Dated April 5, 1991, The Jerrel C. Barto and Janice D. Barto Living Trust, Dated March 18, 1991, W. Scott Lovejoy, III and Mark R. Milano (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on May 2, 2006, SEC File No. 001-32567).
10.83	First Amendment to Stock Purchase Agreement, dated as of June 30, 2006, among Alon USA Energy, Inc., The Craig C. Barto and Gisele M. Barto Living Trust, Dated April 5, 1991, The Jerrel C. Barto and Janice D. Barto Living Trust, Dated March 18, 1991, W. Scott Lovejoy III and Mark R. Milano (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on November 14, 2006, SEC File No. 001-32567).
10.84	Second Amendment to Stock Purchase Agreement, dated as of July 31, 2006, among Alon USA Energy, Inc., The Craig C. Barto and Gisele M. Barto Living Trust, Dated April 5, 1991, The Jerrel C. Barto and Janice D. Barto Living Trust, Dated March 18, 1991, W. Scott Lovejoy III and Mark R. Milano (incorporated by reference to Exhibit 10.2 to Form 10-Q, filed by the Company on November 14, 2006, SEC File No. 001-32567).
10.85	Agreement and Plan of Merger, dated as of April 28, 2006, among Alon USA Energy, Inc., Apex Oil Company, Inc., Edgington Oil Company, and EOC Acquisition, LLC (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on May 2, 2006, SEC File No. 001-32567).
10.86	Agreement and Plan of Merger, dated March 2, 2007, by and among Alon USA Energy, Inc., Alon USA Interests, LLC, ALOSKI, LLC, Skinny's, Inc. and the Davis Shareholders (as defined therein) (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on March 6, 2007, SEC File No. 001-32567).
10.87	Stock Purchase Agreement, dated May 7, 2008, between Valero Refining and Marketing Company and Alon Refining Krotz Springs, Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on May 13, 2008, SEC File No. 001-32567).

Exhibit No.	Description of Exhibit
10.88	First Amendment to Stock Purchase Agreement, dated as of July 3, 2008, by and among Valero Refining and Marketing Company, Alon Refining Krotz Springs, Inc. and Valero Refining Company-Louisiana (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on July 10, 2008, SEC File No. 001-32567).
10.89	Series A Preferred Stock Purchase Agreement, dated as of July 3, 2008, by and between Alon Refining Louisiana, Inc. and Alon Israel Oil Company, Ltd. (incorporated by reference to Exhibit 10.5 to Form 8-K, filed by the Company on July 10, 2008, SEC File No. 001-32567).
10.90	Stockholders Agreement, dated as of July 3, 2008, by and among Alon USA Energy, Inc., Alon Refining Louisiana, Inc., Alon Louisiana Holdings, Inc. and Alon Israel Oil Company, Ltd. (incorporated by reference to Exhibit 10.6 to Form 8-K, filed by the Company on July 10, 2008, SEC File No. 001-32567).
10.91	Amended and Restated Stockholders Agreement dated as of March 31, 2009, by and among Alon USA Energy, Inc., Alon Refining Louisiana, Inc., Alon Louisiana Holdings, Inc. and Alon Israel Oil Company, Ltd. (incorporated by reference to Exhibit 10.88 to Form 10-K, filed by the Company on April 10, 2009, SEC File No. 001-32567).
10.92	First Amendment to Amended and Restated Stockholders Agreement dated as of December 31, 2009, by and among Alon USA Energy, Inc., Alon Refining Louisiana, Inc., Alon Louisiana Holdings, Inc. and Alon Israel Oil Company, Ltd. (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on January 5, 2010, SEC File No. 001-32567).
10.93†	Offtake Agreement, dated as of July 3, 2008, by and between Valero Marketing and Supply Company and Alon Refining Krotz Springs, Inc. (incorporated by reference to Exhibit 10.9 to Form 10-Q, filed by the Company on August 8, 2008, SEC File No. 001-32567).
10.94†	Earnout Agreement, dated as of July 3, 2008, by and between Valero Refining and Marketing Company and Alon Refining Krotz Springs, Inc. (incorporated by reference to Exhibit 10.10 to Form 10-Q, filed by the Company on August 8, 2008, SEC File No. 001-32567).
10.95†	First Amendment to Earnout Agreement, dated as of August 27, 2009, by and between Valero Refining and Marketing Company and Alon Refining Krotz Springs, Inc. (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on November 6, 2009, SEC File No. 001-32567).
10.96	Revolving Credit Line Agreement dated March 9, 2010 by and between the Company and Israel Discount Bank of New York.
10.97	Credit Agreement dated as of March 15, 2010 (as amended, supplemented or otherwise modified from time to time), among the Company, each other party joined as a borrower thereunder from time to time, the Lenders party thereto, and Bank Hapoalim B.M., as Administrative Agent.
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of Alon USA Energy, Inc.
23.1	Consent of KPMG LLP.
31.1	Certifications of Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2	Certifications of Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

* Identifies management contracts and compensatory plans or arrangements.

† Filed under confidential treatment request.

ALON USA ENERGY, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Alon USA Energy, Inc.:

We have audited the accompanying consolidated balance sheets of Alon USA Energy, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alon USA Energy, Inc. and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Effective January 1, 2008, the Company adopted the authoritative guidance for fair value measurements as it relates to financial instruments.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alon USA Energy, Inc.'s internal control over financial reporting as of December 31, 2009 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Dallas, Texas
March 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Alon USA Energy, Inc.:

We have audited Alon USA Energy, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alon USA Energy, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alon USA Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alon USA Energy, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 16, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Dallas, Texas
March 16, 2010

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	As of December 31,	
	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,437	$ 18,454
Accounts and other receivables, net	103,094	204,576
Income tax receivable	65,418	116,564
Inventories	214,999	232,320
Deferred income tax asset	7,700	—
Prepaid expenses and other current assets	4,188	81,758
Total current assets	435,836	653,672
Equity method investments	43,052	37,661
Property, plant, and equipment, net	1,477,426	1,448,959
Goodwill	105,943	105,943
Other assets	70,532	167,198
Total assets	$ 2,132,789	$ 2,413,433
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 248,253	$ 233,004
Accrued liabilities	92,380	111,317
Current portion of long-term debt	10,946	28,397
Deferred income tax liability	—	30,570
Total current liabilities	351,579	403,288
Other non-current liabilities	95,076	104,190
Long-term debt	926,078	1,075,172
Deferred income tax liability	328,138	293,916
Total liabilities	1,700,871	1,876,566
Commitments and contingencies (Note 21)		
Stockholders' equity:		
Preferred stock, par value $0.01, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.01, 100,000,000 shares authorized; 54,170,913 and 46,814,021 shares issued and outstanding at December 31, 2009 and 2008, respectively	542	468
Additional paid-in capital	289,853	183,642
Accumulated other comprehensive loss, net of income tax	(32,871)	(37,354)
Retained earnings	165,248	287,895
Total stockholders' equity	422,772	434,651
Non-controlling interest in subsidiaries	9,146	17,916
Preferred stock of subsidiary including accumulated dividends	—	84,300
Total equity	431,918	536,867
Total liabilities and equity	$ 2,132,789	$ 2,413,433

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Year Ended December 31,		
	2009	2008	2007
Net sales (1)	$3,915,732	$5,156,706	$4,542,151
Operating costs and expenses:			
Cost of sales	3,502,782	4,853,195	3,999,287
Direct operating expenses	265,502	216,498	201,196
Selling, general and administrative expenses	129,446	119,852	105,352
Net costs associated with fire	—	56,854	—
Business interruption recovery	—	(55,000)	—
Depreciation and amortization	97,247	66,754	57,403
Total operating costs and expenses	3,994,977	5,258,153	4,363,238
Gain on involuntary conversion of assets	—	279,680	—
Gain (loss) on disposition of assets	(1,591)	45,244	7,206
Operating income (loss)	(80,836)	223,477	186,119
Interest expense	(111,137)	(67,550)	(47,747)
Equity earnings (losses) of investees	24,558	(1,522)	11,177
Other income, net	331	1,500	6,565
Income (loss) before income tax expense (benefit), non-controlling interest in income (loss) of subsidiaries, and accumulated dividends on preferred stock of subsidiary	(167,084)	155,905	156,114
Income tax expense (benefit)	(64,877)	62,781	46,199
Income (loss) before non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary	(102,207)	93,124	109,915
Non-controlling interest in income (loss) of subsidiaries	(8,551)	5,941	5,979
Accumulated dividends on preferred stock of subsidiary	21,500	4,300	—
Net income (loss) available to common stockholders	$ (115,156)	$ 82,883	$ 103,936
Earnings (loss) per share, basic	$ (2.46)	$ 1.77	$ 2.22
Weighted average shares outstanding, basic (in thousands)	46,829	46,788	46,763
Earnings (loss) per share, diluted	$ (2.46)	$ 1.72	$ 2.16
Weighted average shares outstanding, diluted (in thousands)	46,829	49,583	46,804
Cash dividends per share	$ 0.16	$ 0.16	$ 0.16

(1) Includes excise taxes on sales by the retail and branded marketing segment of $47,137, $37,483 and $35,808 for the years ended December 31, 2009, 2008, and 2007, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity	Non-controlling Interest (1)	Total Equity
Balance at December 31, 2006	$ 468	$181,622	$ (7,400)	$116,056	$ 290,746	$ 9,116	$ 299,862
Stock compensation expense	—	1,310	—	—	1,310	1,112	2,422
Dividends	—	—	—	(7,490)	(7,490)	(468)	(7,958)
Income before non-controlling interest in income of subsidiaries	—	—	—	103,936	103,936	5,979	109,915
Other comprehensive income (loss):							
Defined benefit pension plans, net of tax of $958	—	—	1,532	—	1,532	99	1,631
Fair value of interest rate swaps, net of tax of $1,050	—	—	(1,832)	—	(1,832)	(118)	(1,950)
Total comprehensive income					103,636	5,960	109,596
Balance at December 31, 2007	468	182,932	(7,700)	212,502	388,202	15,720	403,922
Stock compensation expense	—	710	—	—	710	(1,062)	(352)
Dividends	—	—	—	(7,490)	(7,490)	(386)	(7,876)
Sale of preferred stock by subsidiary (1)	—	—	—	—	—	80,000	80,000
Income before non-controlling interest in income of subsidiaries and accumulated dividends on preferred stock of subsidiary (1)	—	—	—	82,883	82,883	10,241	93,124
Other comprehensive income (loss):							
Defined benefit pension plans, net of tax of $8,780	—	—	(13,481)	—	(13,481)	(1,044)	(14,525)
Fair value of commodity derivative contracts, net of tax of $677	—	—	(1,071)	—	(1,071)	(83)	(1,154)
Fair value of interest rate swaps, net of tax of $6,828	—	—	(15,102)	—	(15,102)	(1,170)	(16,272)
Total comprehensive income					53,229	7,944	61,173
Balance at December 31, 2008	468	183,642	(37,354)	287,895	434,651	102,216	536,867
Stock compensation expense	—	485	—	—	485	17	502
Dividends	—	—	—	(7,491)	(7,491)	(576)	(8,067)
Conversion of preferred stock of subsidiary for common stock	74	105,726	—	—	105,800	(105,800)	—
Income (loss) before non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary (1)	—	—	—	(115,156)	(115,156)	12,949	(102,207)
Other comprehensive income (loss):							
Defined benefit pension plans, plus tax of $887	—	—	2,110	—	2,110	162	2,272
Fair value of commodity derivative contracts, net of tax of $2,000	—	—	(3,166)	—	(3,166)	(243)	(3,409)
Fair value of interest rate swaps, net of tax of $3,207	—	—	5,539	—	5,539	421	5,960
Total comprehensive income (loss)					(110,673)	13,289	(97,384)
Balance at December 31, 2009	$ 542	$289,853	$ (32,871)	$165,248	$ 422,772	$ 9,146	$ 431,918

(1) Includes $80,000 in sale of preferred stock by subsidiary in connection with the Krotz Springs refinery acquisition in July 2008 and accumulated dividends of $21,500 and $4,300 through December 31, 2009 and 2008, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income (loss) available to common stockholders	$(115,156)	$ 82,883	$ 103,936
Adjustments to reconcile net income (loss) available to common stockholders to cash provided by (used in) operating activities:			
Depreciation and amortization	97,247	66,754	57,403
Stock compensation	502	173	2,264
Deferred income tax expense (benefit)	(5,451)	177,797	(2,984)
Non-controlling interest in income (loss) of subsidiaries	(8,551)	5,941	5,979
Accumulated dividends on preferred stock of subsidiary	21,500	4,300	—
Equity (earnings) losses of investees (net of dividends)	(5,391)	4,296	(1,876)
Amortization of debt issuance costs	7,112	4,128	2,093
Amortization of original issuance discount	328	—	—
Write-off of unamortized debt issuance costs	20,482	—	—
Mark-to-market of heating oil hedge	—	(117,452)	—
Gain on involuntary conversion of assets	—	(279,680)	—
(Gain) loss on disposition of assets	1,591	(45,244)	(7,206)
Changes in operating assets and liabilities, net of acquisition effects:			
Accounts and other receivables, net	67,357	59,336	(144,068)
Income tax receivable	51,146	(81,320)	—
Inventories	17,321	213,373	16,715
Heating oil crack spread hedge	117,485	—	—
Prepaid expenses and other current assets	2,164	5,933	794
Other assets	5,992	(5,264)	7,561
Accounts payable	40,892	(108,458)	82,141
Accrued liabilities	(25,197)	17,419	8,312
Other non-current liabilities	(8,228)	(5,727)	(7,114)
Net cash provided by (used in) operating activities	283,145	(812)	123,950
Cash flows from investing activities:			
Capital expenditures	(81,660)	(62,356)	(42,204)
Capital expenditures to rebuild the Big Spring refinery	(46,769)	(362,178)	—
Capital expenditures for turnarounds and catalysts	(24,699)	(9,958)	(9,842)
Proceeds from insurance to rebuild the Big Spring refinery	34,125	270,885	—
Proceeds from disposition of assets	—	7,000	—
Earnout payments related to Krotz Springs refinery acquisition	(19,688)	—	—
Sale (purchase) of short-term investments, net	—	27,296	(27,296)
Acquisition of Krotz Springs refinery	—	(481,011)	—
Acquisition of Skinny's, Inc. stock	—	—	(75,329)
Acquisition of Paramount Petroleum Corporation stock	—	—	7,417
Net cash used in investing activities	(138,691)	(610,322)	(147,254)
Cash flows from financing activities:			
Dividends paid to non-controlling interest shareholders	(576)	(386)	(468)
Dividends paid to shareholders	(7,491)	(7,490)	(7,490)
Proceeds from sale of preferred stock by subsidiary	—	80,000	—
Cash received from inventory supply agreement	20,237	—	—
Deferred debt issuance costs	(17,768)	(28,105)	(2,235)
Revolving credit facilities, net	(60,241)	276,818	—
Additions to long-term debt	205,365	252,000	46,334
Payments on long-term debt	(261,997)	(11,864)	(8,388)
Net cash provided by (used in) financing activities	(122,471)	560,973	27,753
Net increase (decrease) in cash and cash equivalents	21,983	(50,161)	4,449
Cash and cash equivalents, beginning of period	18,454	68,615	64,166
Cash and cash equivalents, end of period	$ 40,437	$ 18,454	$ 68,615

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31,		
	2009	2008	2007
Supplemental cash flow information:			
Cash paid for interest, net of capitalized interest	$ 87,164	$ 58,504	$ 48,686
Cash (received) paid for income tax, net of refunds	$ (111,791)	$ (30,334)	$ 91,781
Non-cash activities:			
Financing activity — payments on long-term debt from deposit held to secure heating oil crack spread hedge	$ 50,000	$ —	$ —
Financing activity — proceeds from borrowings retained by bank as deposit for hedge related activities for Krotz Springs refinery acquisition	$ —	$ 50,000	$ —

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands except as noted)

(1) Description and Nature of Business

In this document, Alon may refer to Alon USA Energy, Inc. and its consolidated subsidiaries or to Alon USA Energy, Inc. or an individual subsidiary.

Alon USA Energy, Inc. and its subsidiaries engage in the business of refining and marketing of petroleum products, primarily in the South Central, Southwestern and Western regions of the United States. Alon's business consists of three operating segments: (i) refining and unbranded marketing, (ii) asphalt and (iii) retail and branded marketing.

Refining and Unbranded Marketing Segment. Our refining and unbranded marketing segment includes sour and heavy crude oil refineries that are located in Big Spring, Texas; and Paramount and Long Beach, California; and a light sweet crude oil refinery located in Krotz Springs, Louisiana. Because we operate the Long Beach refinery as an extension of the Paramount refinery and due to their physical proximity to one another, we refer to the Long Beach and Paramount refineries together as our "California refineries." Our refineries have a combined throughput capacity of approximately 240,000 barrels per day ("bpd"). At our refineries we refine crude oil into petroleum products, including gasoline, diesel fuel, jet fuel, petrochemicals, feedstocks and asphalts, which are marketed primarily in the South Central, Southwestern, and Western United States.

We market transportation fuels produced at our Big Spring refinery in West and Central Texas, Oklahoma, New Mexico and Arizona. We refer to our operations in these regions as our "physically integrated system" because we supply our retail and branded marketing segment convenience stores and unbranded distributors in this region with motor fuels produced at our Big Spring refinery and distributed through a network of pipelines and terminals which we either own or have access to through leases or long-term throughput agreements.

We market refined products produced at our Paramount refinery to wholesale distributors, other refiners and third parties primarily on the West Coast. Our Long Beach refinery produces asphalt products. Unfinished fuel products and intermediates produced at our Long Beach refinery are transferred to our Paramount refinery via pipeline and truck for further processing or sold to third parties.

The Krotz Springs refinery supplies multiple demand centers in the Southern and Eastern United States markets through the Colonial products pipeline system. Krotz Springs' liquid product yield is approximately 101.5% of total feedstock input, meaning that for each 100 barrels of crude oil and feedstocks input into the refinery, it produces 101.5 barrels of refined products. Of the 101.5%, on average 99.0% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and liquefied petroleum gas, and the remaining 2.5% is primarily heavy oils.

Asphalt Segment. Alon's asphalt segment markets asphalt produced at its Big Spring and California refineries included in the refining and unbranded marketing segment and at our Willbridge, Oregon refinery. Asphalt produced by the refineries in our refining and unbranded marketing segment is transferred to the asphalt segment at prices substantially determined by reference to the cost of crude oil, which is intended to approximate wholesale market prices. The Willbridge refinery is an asphalt topping refinery and has a crude oil throughput capacity of 12,000 bpd. The Willbridge refinery processes primarily heavy crude oils with approximately 70% of its production sold as asphalt products.

Alon's asphalt segment markets asphalt through 12 refinery/terminal locations in Texas (Big Spring), California (Paramount, Long Beach, Elk Grove, Bakersfield and Mojave), Oregon (Willbridge), Washington (Richmond Beach), Arizona (Phoenix, Flagstaff and Fredonia), and Nevada (Fernley) (50% interest) as well as a 50% interest in Wright Asphalt Products Company, LLC ("Wright"). We produce both paving and roofing grades of asphalt, including performance-graded asphalts, emulsions and cutbacks.

Retail and Branded Marketing Segment. Our retail and branded marketing segment operates 308 convenience stores primarily in Central and West Texas and New Mexico. These convenience stores typically offer various grades of gasoline, diesel fuel, general merchandise and food and beverage products to the general public, primarily under the 7-Eleven and FINA brand names. Historically, substantially all of the motor fuel sold through our retail

(dollars in thousands except as noted)

operations and the majority of the motor fuel marketed in our branded business was supplied by our Big Spring refinery. As a result of the February 18, 2008 fire at our Big Spring refinery, branded marketing primarily acquired motor fuel from third-party suppliers during the period the refinery was down and continued to acquire motor fuels to a lesser extent when the refinery began partial production on April 5, 2008 through September 30, 2008. We market gasoline and diesel under the FINA brand name through a network of approximately 650 locations, including our convenience stores. Additionally, our retail and branded marketing segment licenses the use of the FINA brand name and provides credit card processing services to approximately 300 licensed locations that are not under fuel supply agreements with us. Branded distributors that are not part of our integrated supply system, primarily in Central Texas, are supplied with motor fuels we obtain from third-party suppliers.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of Alon USA Energy, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) Adoption of New Accounting Standards

As previously disclosed in Alon's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, Alon adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 160, *Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51* ("SFAS No. 160"), effective January 1, 2009. SFAS No. 160 requires retrospective reclassification for all periods presented for non-controlling interests (previously referred to as minority interests) to the equity section of the consolidated balance sheets and changes in the presentation of income in the consolidated statements of operations.

These consolidated financial statements present changes required under SFAS No. 160 for periods prior to the adoption as of January 1, 2009. For further information on the impacts of the adoption of SFAS No. 160 on our consolidated financial statements, refer to "— *(w) New Accounting Standards and Disclosures*".

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Revenue Recognition

Revenues from sales of refined products are earned and realized upon transfer of title to the customer based on the contractual terms of delivery (including payment terms and prices). Title primarily transfers at the refinery or terminal when the refined product is loaded into the common carrier pipelines, trucks or railcars (free on board origin). In some situations, title transfers at the customer's destination (free on board destination).

Alon occasionally enters into refined product buy/sell arrangements, which involve linked purchases and sales related to refined product sales contracts entered into to address location, quality or grade requirements. These buy/sell transactions are included on a net basis in sales in the consolidated statements of operations and profits are recognized when the exchanged product is sold.

In the ordinary course of business, logistical and refinery production schedules necessitate the occasional sale of crude oil to third parties. All purchases and sales of crude oil are recorded net, in cost of sales in the consolidated statements of operations.

Sulfur credits purchased to meet federal gasoline sulfur regulations are recorded in inventory at the lower of cost or market. Cost is computed on an average cost basis. Purchased sulfur credits are removed from inventory and charged to cost of sales in the consolidated statements of operations as they are utilized. Sales of excess sulfur credits are recognized in earnings and included in net sales in the consolidated statements of operations.

Alon's present excise taxes on sales by Alon's retail and branded marketing segment is presented on a gross basis with supplemental information regarding the amount of such taxes included in revenues provided in a footnote on the face of the consolidated statements of operations. All other excise taxes are presented on a net basis in the consolidated statements of operations.

(e) Cost Classifications

Refining and unbranded marketing cost of sales includes crude oil and other raw materials, inclusive of transportation costs. Asphalt cost of sales includes costs of purchased asphalt, blending materials and transportation costs. Retail and branded marketing cost of sales includes cost of sales for motor fuels and for merchandise. Motor fuel cost of sales represents the net cost of purchased fuel, including transportation costs and associated motor fuel taxes. Merchandise cost of sales includes the delivered cost of merchandise purchases, net of merchandise rebates and commissions. Cost of goods excludes depreciation and amortization, which is presented separately in the consolidated statements of operations.

Direct operating expenses, which relate to Alon's refining and unbranded marketing and asphalt segments, include costs associated with the actual operations of the refineries and terminals, such as energy and utility costs, routine maintenance, labor, insurance and environmental compliance costs. Operating costs associated with Alon's crude oil and product pipelines are considered to be transportation costs and are reflected in cost of sales in the consolidated statements of operations.

Selling, general and administrative expenses consist primarily of costs relating to the operations of the convenience stores, including labor, utilities, maintenance and retail corporate overhead costs. Refining and unbranded marketing and asphalt segments corporate overhead and marketing expenses are also included in selling, general and administrative expenses.

Interest expense consists of interest expense, letters of credit and financing fees, amortization of deferred debt issuance costs and the write-off of unamortized debt issuance costs but excludes capitalized interest.

(f) Cash and Cash Equivalents

All highly-liquid instruments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

(g) Accounts Receivable

The majority of accounts receivable is due from companies in the petroleum industry. Credit is extended based on evaluation of the customer's financial condition and in certain circumstances, collateral, such as letters of credit or guarantees, are required. Credit losses are charged to reserve for bad debts when accounts are deemed uncollectible. Reserve for bad debts is based on a combination of current sales and specific identification methods.

(h) Inventories

Crude oil, refined products and blendstocks for the refining and unbranded marketing segment and asphalt for the asphalt segment are stated at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") valuation method. Cost of crude oil, refined products, asphalt and blendstock inventories in excess of market value are charged to cost of sales. Such charges are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. Materials and supplies are stated at average cost. Cost for the retail and branded marketing segment merchandise inventories is determined under the retail inventory method and cost for retail and branded marketing segment fuel inventories is determined under the first-in, first-out ("FIFO") method.

(i) Hedging Activity

All derivative instruments are recorded in the consolidated balance sheet as either assets or liabilities measured at their fair value. Alon generally considers all commodity forwards, futures, swaps, and option contracts to be part of its risk management strategy. Alon has elected not to designate these commodity contracts as cash flow hedges for financial accounting purposes. Accordingly, net unrealized gains and losses for changes in the fair value on open commodity derivative contracts are recognized in cost of sales.

Alon selectively designates certain commodity derivative contracts and interest rate derivatives as cash flow hedges. The effective portion of the gains or losses associated with these derivative contracts designated and qualifying as cash flow hedges are initially recorded in accumulated other comprehensive income in the consolidated balance sheet and reclassified into the statement of operations in the period in which the underlying hedged forecasted transaction affects income. The amounts recorded into the consolidated statement of operations for commodity derivative contracts is recorded as a part of cost of sales and the amounts recorded for interest rate derivatives are recognized as interest expense. The ineffective portion of the gains or losses on the derivative contracts, if any, is recognized in the statement of operations as it is incurred.

(j) HEP Investment

The investment in Holly Energy Partners, LP ("HEP") consists of 937,500 of subordinated class B limited partnership units in HEP and is accounted for under the equity method. These units may be converted into common units after March 2010, or before as described in the limited partnership agreement. The fair market value of 937,500 HEP common units as of December 31, 2009 was $36,482.

(k) Property, Plant, and Equipment

The carrying value of property, plant, and equipment includes the fair value of the asset retirement obligation and has been reflected in the consolidated balance sheets at cost, net of accumulated depreciation.

Property, plant, and equipment, net of salvage value, are depreciated using the straight-line method at rates based on the estimated useful lives for the assets or groups of assets, beginning in the month following acquisition or completion. Alon capitalizes interest costs associated with major construction projects based on the effective interest rate on aggregate borrowings.

Leasehold improvements are depreciated on the straight-line method over the shorter of the contractual lease terms or the estimated useful lives.

Expenditures for major replacements and additions are capitalized. Refining and unbranded marketing segment and asphalt segment expenditures for routine repairs and maintenance costs are charged to direct operating expense as incurred. Retail and branded marketing segment routine repairs and maintenance costs are charged to selling, general and administrative expense as incurred. The applicable costs and accumulated depreciation of assets that are sold, retired, or otherwise disposed of are removed from the accounts and the resulting gain or loss is recognized.

(l) Impairment of Long-Lived Assets and Assets To Be Disposed Of

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on management's judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.

(dollars in thousands except as noted)

(m) Asset Retirement Obligations

Alon uses SFAS No. 143, *Accounting for Asset Retirement Obligations* (superseded by Accounting Standards Codification ("ASC") topic 410-20), which established accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement costs. The provisions of SFAS No. 143 apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. Alon also uses Financial Accounting Standards Board ("FASB") Interpretation No. 47, *Accounting for Conditional Retirement Obligations* ("FIN 47") (superseded by ASC topic 410-20), which requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event, if the amount can be reasonably estimated (Note 13).

(n) Turnarounds and Chemical Catalyst Costs

Alon records the cost of planned major refinery maintenance, referred to as turnarounds, and chemical catalyst used in the refinery process units, which are typically replaced in conjunction with planned turnarounds, in "other assets" in the consolidated balance sheets. Turnaround and catalyst costs are currently deferred and amortized on a straight-line basis beginning the month after the completion of the turnaround and ending immediately prior to the next scheduled turnaround. The amortization of deferred turnaround and chemical catalyst costs are presented in "depreciation and amortization" in the consolidated statements of operations.

(o) Income Taxes

Alon accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(p) Stock-Based Compensation

Alon uses the grant date fair-value based method for calculating and accounting for stock-based compensation.

Alon previously accounted for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options was measured as the excess of the estimated fair value of the common stock over the exercise price and was recognized over the scheduled vesting period on an accelerated basis. All pre-initial public offering ("IPO") stock-based awards continue to be accounted for using the intrinsic value method.

Stock compensation expense is presented as selling, general and administrative expenses in the consolidated statements of operations (Note 20).

(q) Environmental Expenditures

Alon accrues for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Environmental liabilities represent the estimated costs to investigate and remediate contamination at Alon's properties. This estimate is based on internal and third-party assessments of the extent of the contaminations, the selected remediation technology and review of applicable environmental regulations.

Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value unless payments are fixed and determinable. Recoveries of environmental remediation costs from other parties are recorded as assets when the receipt is deemed probable (Note 12). Estimates are updated to reflect changes in factual information, available technology or applicable laws and regulations.

(dollars in thousands except as noted)

(r) Earnings Per Share

Earnings per share are computed by dividing net income (loss) available to common stockholders by the weighted average of the common shares outstanding during the reporting period. Diluted earnings per share are calculated to give effect to all potentially dilutive common shares that were outstanding during the period (Note 19).

(s) Other Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting stockholders' equity that, under United States generally accepted accounting principles, are excluded from net income (loss), such as defined benefit pension plan adjustments and gains and losses related to certain derivative instruments. The balance in other comprehensive income (loss), net of tax reported in the consolidated statements of stockholders' equity consists of defined benefit pension plans, fair value of interest rate swap adjustments, and the fair value of commodity derivative contract adjustments.

(t) Defined Benefit Pension and Other Postretirement Plans

Alon recognizes the overfunded or underfunded status of its defined benefit pension and postretirement plans as an asset or a liability in the statement of financial position and recognizes changes in that funded status through comprehensive income in the year the changes occur.

(u) Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability.

(v) Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the assets acquired less liabilities assumed. Intangible assets are assets that lack physical substance (excluding financial assets). Goodwill acquired in a business combination and intangible assets with indefinite useful lives are not amortized and intangible assets with finite useful lives are amortized on a straight-line basis over 1 to 40 years. Goodwill and intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. Alon uses December 31 of each year as the valuation date for annual impairment testing purposes.

(w) New Accounting Standards and Disclosures

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162* ("SFAS No. 168") (superseded by ASC topic 105-10-5). SFAS No. 168 stipulates the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption did not have any effect on Alon's consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS No. 165") (superseded by ASC topic 855-10-5). SFAS No. 165 provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. SFAS No. 165 is effective prospectively for interim and annual periods ending after June 15, 2009. There was no effect on Alon's results of operations or financial position, and the required disclosures are included in Note 23.

(dollars in thousands except as noted)

In December 2008, FASB issued FASB Staff Position FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plans* ("FSP FAS 132(R)-1"), which amends FASB Statement 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, to provide guidance on employers disclosures about plan assets of defined benefit pension or other postretirement plan. The disclosures are intended to provide users of financial statements an understanding of the determination of investment allocations, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets, and significant concentrations of credit risk with plan assets. FSP FAS 132(R)-1 is effective for years ending after December 15, 2009. Since FSP FAS 132(R)-1 only affects disclosure requirements, there was no effect on Alon's results of operations or financial position.

In November 2008, the FASB ratified its consensus on Emerging Issues Task Force ("EITF") Issue No. 08-6, *Equity Method Investment Accounting Considerations*. The scope of the Issue applies to all investments accounted for under the equity method. The Issue covers the initial measurement of an equity method investment, recognition of other-than-temporary impairments, and the effects on ownership of the investor due to the issuance of shares by the investee. The Issue is effective for fiscal years beginning after December 15, 2008. The adoption did not have any effect on Alon's consolidated financial statements.

In June 2008, the FASB ratified its consensus on EITF Issue No. 08-3, *Accounting by Lessees for Maintenance Deposits*, which applies to the lessee's accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities and deposits within the scope of the Issue shall be accounted for as deposit assets. The effect of the change shall be recognized as a change in accounting principle as of the beginning of the fiscal year in which the consensus is initially applied for all arrangements existing at the effective date. This Issue is effective for fiscal years beginning after December 15, 2008. The adoption did not have any effect on Alon's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The adoption did not have any effect on Alon's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosure about Derivative Instruments and Hedging Activities* ("SFAS No. 161") (superseded by ASC topic 815-10-65), which established disclosure requirements for hedging activities. SFAS No. 161 requires that entities disclose the purpose and strategy for using derivative instruments, include discussion regarding the method for accounting for the derivative and the related hedged items under SFAS No. 133 and the derivative and related hedged items' effect on a company's financial statements. SFAS No. 161 also requires quantitative disclosures about the fair values of derivative instruments and their gains or losses in tabular format as well as discussion regarding contingent credit-risk features in derivative agreements and counterparty risk. The statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. There was no effect on Alon's results of operations or financial position, and the required disclosures are included in Note 8.

Effective January 1, 2008, Alon adopted the provisions of SFAS No. 157, *Fair Value Measurements* (superseded by ASC topic 741-10), which pertain to certain balance sheet items measured at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. While SFAS No. 157 may change the method of calculating fair value, it does not require any new fair value measurements.

In February 2008, the FASB issued FASB Staff Position FAS 157-2, *Partial Deferral of the Effective Date of Statement 157* ("FSP FAS 157-2") (superseded by ASC topic 820-10-65). FSP FAS 157-2 delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The adoption did not have any effect on Alon's consolidated financial statements.

(dollars in thousands except as noted)

In December 2007, the FASB issued SFAS No. 160, which requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity and changes the presentation of income in the consolidated statements of operations. For consolidated subsidiaries that are less than wholly-owned, the third-party holdings of equity interests are referred to as non-controlling interests. The portion of income attributable to non-controlling interests is presented as non-controlling interest in income (loss) of subsidiaries in the consolidated statements of operations and the portion of total equity of such subsidiaries is presented as non-controlling interest in subsidiaries in the consolidated balance sheets. Additionally, SFAS No. 160 requires that comprehensive income (loss) be attributed to non-controlling interests. SFAS No. 160 was effective for periods beginning on or after December 15, 2008 and earlier application was prohibited.

As previously mentioned in Note 2(b), Alon adopted the provisions of SFAS No. 160 effective January 1, 2009. SFAS No. 160 requires comparative period information to be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests, and provide other disclosures.

The effect of the adoption of SFAS No. 160 on the consolidated balance sheet as of December 31, 2008 is summarized below:

	December 31, 2008 (as previously reported)	Adjustments	December 31, 2008 (recast)
Total stockholders' equity	$ 431,919	$ 2,732	$ 434,651
Non-controlling interest in subsidiaries (1)	—	17,916	17,916
Preferred stock of subsidiary including accumulated dividends (1)	—	84,300	84,300
Total equity	$ 431,919	$ 104,948	$ 536,867

(1) Previously reported outside of equity.

The adjustments reflect the attribution of unrealized gains or losses historically recorded to accumulated other comprehensive loss, net of income tax, to non-controlling interest in subsidiaries, and the reclassification of non-controlling interest in subsidiaries and preferred stock of subsidiary including accumulated dividends, into equity.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (superseded by ASC topic 805-10), which requires that the purchase method of accounting be used for all business combinations. SFAS No. 141(R) requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination be recorded at "full fair value." SFAS No. 141(R) applies to all business combinations, including combinations by contract alone. SFAS No. 141(R) is effective for periods beginning on or after December 15, 2008 and earlier application is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date.

(x) Reclassifications

Certain reclassifications have been made to the prior period balances to conform to the current presentation.

(3) Big Spring Refinery Fire

On February 18, 2008, a fire at the Big Spring refinery destroyed the propylene recovery unit and damaged equipment in the alkylation and gas concentration units. The re-start of the crude unit in a hydroskimming mode began on April 5, 2008 and the Fluid Catalytic Cracking Unit ("FCCU") resumed operations on September 26, 2008. Substantially all of the repairs to the units damaged in the fire have been completed.

Alon's insurance policies at the time of the fire provided a combined single limit of $385,000 for property damage, with a $2,000 deductible, and business interruption coverage with a 45 day waiting period. Alon also had third party liability insurance which provided coverage with a limit of $150,000 and a $5,000 deductible.

(dollars in thousands except as noted)

For purposes of financial reporting, Alon recorded costs associated with the fire on a pre-tax basis net of anticipated insurance recoveries and reflected this as a separate line item on the consolidated statements of operations. For the year ended December 31, 2008, Alon recorded pre-tax costs of $56,854 associated with the fire. The components of net costs associated with fire as of December 31, 2008 include: $51,064 for expenses incurred from pipeline commitment deficiencies, crude sale losses and other incremental costs; $5,000 for Alon's third party liability insurance deductible under the insurance policy described above; and depreciation for the temporarily idled facilities of $790.

Alon received $330,000 of insurance proceeds on work performed through December 31, 2008 and $55,000 for business interruption recovery as a result of the fire with all proceeds received in 2008 and January 2009.

With the insurance proceeds received of $330,000 an involuntary pre-tax gain on conversion of assets was recorded of $279,680 for the proceeds received in excess of the book value of the assets impaired of $25,330 and demolition and repair expenses of $24,990 incurred through December 31, 2008. Pre-tax income of $55,000 was also recorded in 2008 for business interruption recovery.

(4) Acquisitions

Krotz Springs Refinery Acquisition

On July 3, 2008, Alon completed the acquisition of all the capital stock of the refining business located in Krotz Springs, Louisiana, from Valero Energy Corporation ("Valero"). The effective date of the acquisition was July 1, 2008. The purchase price was $333,000 in cash plus $141,494 for working capital, including inventories (the "Purchase Price"). The completion of the Krotz Springs refinery acquisition increased Alon's crude refining capacity by 50% to approximately 250,000 bpd including our refineries located on the West Coast and in West Texas.

The Krotz Springs refinery, with a nameplate crude capacity of approximately 83,100 bpd, supplies multiple demand centers in the Southern and Eastern United States markets through a pipeline operated by the Colonial product pipeline system. Krotz Springs' liquid product yield is approximately 101.5% of total feedstock input, meaning that for each 100 barrels of crude oil and feedstocks input into the refinery, it produces 101.5 barrels of refined products. Of the 101.5%, on average 99.0% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and liquefied petroleum gas, and the remaining 2.5% is primarily heavy oils.

The cash portion of the Purchase Price and working capital payment were funded in part by borrowings under a $302,000 term loan credit facility and borrowings under a $400,000 revolving credit facility (Note 15).

Additionally, funds for a portion of the Purchase Price were provided through an $80,000 equity investment by Alon Israel Oil Company, Ltd., the Company's majority stockholder, in preferred stock of a new Alon holding company subsidiary, which may be exchanged for shares of Alon common stock (Note 17). The shares of the new subsidiary have a par value of $1,000.00 per share and accrue dividends at a rate of 10.75% per annum. The dividends are cumulative and paid upon approval of Alon's board of directors. In addition, Alon Israel Oil Company, Ltd. provided for the issuance of $55,000 in letters of credit to support increased borrowing capacity under the $400,000 revolving credit facility. A committee of independent and disinterested members of Alon's board of directors negotiated and approved these transactions.

(dollars in thousands except as noted)

The Purchase Price has been allocated based on fair values of the assets and liabilities acquired at the date of acquisition. The Purchase Price has been determined as set forth below:

Cash paid	$ 474,494
Transaction costs	6,517
Total Purchase Price	$ 481,011

The Purchase Price was allocated as follows:

Current assets	$ 145,859
Property, plant and equipment	376,702
Current liabilities	(29,309)
Other non-current liabilities	(12,241)
Total Purchase Price	$ 481,011

In connection with the acquisition, Alon entered into an earnout agreement with Valero, dated as of July 3, 2008, that provided for up to three annual payments to Valero based on the average market prices for crude oil, regular unleaded gasoline, and ultra low-sulfur diesel in each of the three twelve month periods following the acquisition. In August 2009, Alon amended the earnout agreement with Valero to replace future earnout payments with fixed future payments. As a result, Alon has paid Valero approximately $19,688 in 2009 and has agreed to pay Valero an additional sum of $15,312 in seven installments of approximately $2,188 per quarter through the third quarter of 2011 for earnout payments in an aggregate amount of $35,000. As a result, $35,000 is reflected as an addition to property, plant and equipment with increases of $8,750 to accrued liabilities and $6,562 to other non-current liabilities on the consolidated balance sheet at December 31, 2009 after giving effect to the 2009 payments.

Alon and Valero also entered into an offtake agreement that provides for Valero to purchase at market prices, certain specified products and other products as may be mutually agreed upon from time to time. These products include regular and premium unleaded gasoline, ultra low-sulfur diesel, jet fuel, light cycle oil, high sulfur diesel, No. 2 blendstock, butane/butylene, poly C4, normal butane, LPG mix, propane/propylene, high sulfur slurry, low-sulfur atmospheric tower bottoms and ammonium thiosulfate. The term of the offtake agreement as it applies to the products produced by the refinery is as follows: (i) five years for light cycle oil and straight run diesel; (ii) one year for regular and premium unleaded gasoline; and (iii) three months for the remaining refined products (each such term beginning October 2008).

Unaudited Pro Forma Financial Information

The consolidated statements of operations include the results of the Krotz Springs refinery acquisition from July 1, 2008. The following unaudited pro forma financial information for Alon assumes:

- The acquisition of the Krotz Springs refining business occurred on January 1, 2008;
- $302,000 of term debt and $141,494 of borrowings under the revolving credit facility was incurred on January 1, 2008 to fund the acquisition and buy initial inventories; and
- Depreciation expense was higher beginning January 1, 2008 based upon the revaluation of estimated asset values as of that date.

(dollars in thousands except as noted)

	Year Ended December 31,	
	2009	2008 (pro forma)
Net sales	$3,915,732	$6,696,335
Operating income (loss)	(80,836)	167,096
Net income (loss) available to common stockholders	(115,156)	31,027
Earnings (loss) per share, basic	$ (2.46)	$ 0.66
Earnings (loss) per share, diluted	$ (2.46)	$ 0.66

(5) Contribution and Sale of Pipelines and Terminals

HEP Transaction. On February 28, 2005, Alon completed the contribution of the Fin-Tex, Trust and River product pipelines, the Wichita Falls and Abilene product terminals and the Orla tank farm to HEP. In exchange for this contribution, which is referred to as the HEP transaction, Alon received $120,000 in cash, prior to closing costs of approximately $2,000, and 937,500 subordinated Class B limited partnership units of HEP ("Units").

Simultaneously with this transaction, Alon entered into a Pipelines and Terminals Agreement with HEP providing continued access to these assets for an initial term of 15 years and three additional five year renewal terms exercisable at Alon's sole option. Pursuant to the Pipelines and Terminals Agreement, Alon has committed to transport and store minimum volumes of refined products in these pipelines and terminals. The tariff rates applicable to the transportation of refined products on the pipelines are variable, with a base fee which is reduced for volumes exceeding defined volumetric targets. The agreement provides for the reduction of the minimum volume requirement under certain circumstances. The service fees for the storage of refined products in the terminals are initially set at rates competitive in the marketplace.

The entire cash consideration of $120,000 was financed by high-yield debt issued by HEP with a 10-year maturity ("HEP Debt"). Alon Pipeline Logistics, LLC, a majority-owned subsidiary of Alon ("Alon Logistics") entered into an agreement with the general partner of HEP providing for Alon Logistics to indemnify the general partner for cash payments such general partner has to make toward satisfaction of the principal or interest under the HEP Debt following a default by HEP (provided that such cash payments exceed the difference between the amount of HEP Debt over the indemnity amount). The initial indemnity amount was limited to the lower of (a) $110,850 or (b) the outstanding amount of HEP Debt. The indemnity terminates at such time as Alon Logistics no longer holds any HEP units and subject to other terms described in the indemnification agreement. The indemnification amount may be reduced from time to time per terms described in the indemnification agreement. The indemnification obligation is specific to Alon Logistics and does not extend to other Alon entities, even if the HEP units are transferred to such other entities.

In the second quarter of 2008, Alon recorded a gain of $42,935 that represented the remaining deferred gain associated with the HEP transaction. The gain was recorded due to the termination of the indemnification agreement with HEP.

(6) Segment Data

Alon's revenues are derived from three operating segments: (i) refining and unbranded marketing, (ii) asphalt and (iii) retail and branded marketing. The operating segments adhere to the accounting policies used for Alon's consolidated financial statements as described in Note 2. The reportable operating segments are strategic business units that offer different products and services. The segments are managed separately as each segment requires unique technology, marketing strategies and distinct operational emphasis. Each operating segment's performance is evaluated primarily based on operating income.

(a) Refining and Unbranded Marketing Segment

Alon's refining and unbranded marketing segment includes sour and heavy crude oil refineries located in Big Spring, Texas, and Paramount and Long Beach, California (the "California refineries") and a light sweet crude oil refinery located in Krotz Springs, Louisiana. At these refineries, Alon refines crude oil into products including

(dollars in thousands except as noted)

gasoline, diesel, jet fuel, petrochemicals, feedstocks, asphalts and other petroleum products, which are marketed primarily in the South Central, Southwestern and Western regions of the United States. Finished products and blendstocks are also marketed through sales and exchanges with other major oil companies, state and federal governmental entities, unbranded wholesale distributors and various other third parties. Alon also acquires finished products through exchange agreements and third-party suppliers.

(b) Asphalt Segment

Alon's asphalt segment includes the Willbridge, Oregon refinery and 12 refinery/terminal locations in Texas (Big Spring), California (Paramount, Long Beach, Elk Grove, Bakersfield and Mojave), Oregon (Willbridge), Washington (Richmond Beach), Arizona (Phoenix, Flagstaff and Fredonia), and Nevada (Fernley) (50% interest) as well as a 50% interest in Wright which specializes in marketing patented tire rubber modified asphalt products. Alon produces both paving and roofing grades of asphalt and, depending on the terminal, can manufacture performance-graded asphalts, emulsions and cutbacks. The operations in which Alon has a 50% interest (Fernley and Wright), are recorded under the equity method of accounting, and the investments are included as total assets in the asphalt segment data.

(c) Retail and Branded Marketing Segment

Alon's retail and branded marketing segment operates 308 convenience stores located primarily in Central and West Texas and New Mexico. These convenience stores typically offer various grades of gasoline, diesel fuel, general merchandise and food and beverage products to the general public primarily under the 7-Eleven and FINA brand names. Alon's branded marketing business markets gasoline and diesel under the FINA brand name, primarily in the Southwestern and South Central United States through a network of approximately 650 locations, including Alon's convenience stores. Historically, substantially all of the motor fuel sold through Alon's convenience stores and the majority of the motor fuels marketed in Alon's branded business have been supplied by Alon's Big Spring refinery. As a result of the February 18, 2008 fire, branded marketing primarily acquired motor fuels from third-party suppliers during the period the refinery was down and continued to acquire motor fuels to a lesser extent when the refinery began partial production on April 5, 2008 through September 30, 2008.

(d) Corporate

Operations that are not included in any of the three segments are included in the corporate category. These operations consist primarily of corporate headquarter operating and depreciation expenses.

Segment data as of and for the years ended December 31, 2009, 2008, and 2007 is presented below.

Year ended December 31, 2009	Refining and Unbranded Marketing	Asphalt	Retail and Branded Marketing	Corporate	Consolidated Total
Net sales to external customers	$ 2,666,596	$ 440,915	$ 808,221	$ —	$3,915,732
Intersegment sales/purchases	692,447	(233,212)	(459,235)	—	—
Depreciation and amortization	76,252	6,807	13,464	724	97,247
Operating income (loss)	(86,533)	(654)	7,832	(1,481)	(80,836)
Total assets	1,757,436	172,995	185,185	17,173	2,132,789
Capital expenditures to rebuild the Big Spring refinery	46,769	—	—	—	46,769
Turnaround, chemical catalyst and capital expenditures	96,254	2,579	3,822	3,704	106,359

(dollars in thousands except as noted)

Year ended December 31, 2008	Refining and Unbranded Marketing	Asphalt	Retail and Branded Marketing	Corporate	Consolidated Total
Net sales to external customers	$3,282,166	$ 647,221	$1,227,319	$ —	$5,156,706
Intersegment sales/purchases	1,269,603	(369,505)	(900,098)	—	—
Depreciation and amortization	50,047	2,139	13,674	894	66,754
Operating income (loss)	128,772	97,442	(1,239)	(1,498)	223,477
Total assets	1,973,324	231,921	193,815	14,373	2,413,433
Capital expenditures to rebuild the Big Spring refinery	362,178	—	—	—	362,178
Turnaround, chemical catalyst and capital expenditures	67,534	644	2,928	1,208	72,314

Year ended December 31, 2007	Refining and Unbranded Marketing	Asphalt	Retail and Branded Marketing	Corporate	Consolidated Total
Net sales to external customers	$2,624,698	$ 642,937	$1,274,516	$ —	$4,542,151
Intersegment sales/purchases	1,465,909	(502,924)	(962,985)	—	—
Depreciation and amortization	44,107	2,145	10,245	906	57,403
Operating income (loss)	165,073	(1,671)	24,146	(1,429)	186,119
Total assets	1,086,020	238,423	237,015	19,928	1,581,386
Turnaround, chemical catalyst and capital expenditures	38,511	2,167	9,797	1,571	52,046

Operating income (loss) for each segment consists of net sales less cost of sales; direct operating expenses; selling, general and administrative expenses; depreciation and amortization; and gain (loss) on disposition of assets. Intersegment sales are intended to approximate wholesale market prices. Consolidated totals presented are after intersegment eliminations.

Total assets of each segment consist of net property, plant and equipment, inventories, cash and cash equivalents, accounts and other receivables and other assets directly associated with the segment's operations. Corporate assets consist primarily of corporate headquarters information technology and administrative equipment.

(7) Fair Value

The carrying amounts of Alon's cash and cash equivalents, receivables, payables and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The reported amount of long-term debt approximates fair value. Derivative financial instruments are carried at fair value, which is based on quoted market prices.

Alon must determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, Alon utilizes valuation techniques that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy. Alon generally applies the "market approach" to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

(dollars in thousands except as noted)

The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the consolidated balance sheets at December 31, 2009 and 2008, respectively:

Year ended December 31, 2009	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Consolidated Total
Assets:				
Futures and forwards	$ 322	$ —	$ —	$ 322
Commodity swaps	—	89	—	89
Liabilities:				
Commodity swaps	—	9,983	—	9,983
Interest rate swaps	—	16,933	—	16,933
Year ended December 31, 2008				
Assets:				
Commodity swaps	$ —	$ 117,485	$ —	$ 117,485
Liabilities:				
Futures and forwards	1,197	—	—	1,197
Commodity swaps	—	25,473	—	25,473
Interest rate swaps	—	26,100	—	26,100

(8) Derivative Instruments

Commodity Derivatives — Mark to Market

Alon selectively utilizes commodity derivatives to manage its exposure to commodity price fluctuations and uses crude oil and refined product commodity derivative contracts to reduce risk associated with potential price changes on committed obligations. Alon does not speculate using derivative instruments. There is not a significant credit risk on Alon's derivative instruments which are transacted through counterparties meeting established collateral and credit criteria.

Alon has elected not to designate the following commodity derivatives as cash flow hedges for financial accounting purposes. Therefore, changes in the fair value of the commodity derivatives are included in income in the period of the change.

At December 31, 2009, Alon held futures contracts for purchases and sales of 240,000 barrels of crude oil at an average price of $73.26 per barrel. Accordingly, the contracts are recorded at their fair market values and an unrealized gain of $322 has been included in cost of sales in the consolidated statements of operations for the year ended December 31, 2009.

At December 31, 2009, Alon held futures contracts for 364,800 barrels of heating oil swaps at an average spread of $11.38 per barrel. Accordingly, the contracts are recorded at their fair market values and an unrealized gain of $89 has been included in cost of sales in the consolidated statements of operations for the year ended December 31, 2009.

At December 31, 2009, Alon held futures contracts for purchases and sales of 278,322 barrels of crude oil at an average price of $77.99 per barrel. Accordingly, the contracts are recorded at their fair market values and an unrealized loss of $9,983 has been included in cost of sales in the consolidated statements of operations for the year ended December 31, 2009.

At December 31, 2008, Alon held futures contracts for 12,000,125 barrels of heating oil swaps at an average spread of $21.95 per barrel. These futures contracts were designated as hedges at inception, but were subsequently marked to market when the contracts no longer qualified for cash flow hedge accounting. Accordingly, the contracts are recorded at their fair market values and an unrealized gain of $117,485 has been included in cost of sales in the consolidated statements of operations for the year ended December 31, 2008.

(dollars in thousands except as noted)

At December 31, 2008, Alon held futures contracts for 672,000 barrels of crude oil at an average price of $89.34 per barrel. Accordingly, the contracts are recorded at their fair market values and an unrealized loss of $25,473 has been included in cost of sales in the consolidated statements of operations for the year ended December 31, 2008.

At December 31, 2008, Alon held net forward contracts for sales of 200,000 barrels of refined products at an average price of $42.24. Accordingly, the contracts are recorded at their fair market values and an unrealized loss of $1,203 has been included in cost of sales in the consolidated statements of operations for the year ended December 31, 2008.

At December 31, 2008, Alon held futures contracts for net sales of 5,000 barrels of gasoline and net sales of 67,000 barrels of heating oil at an average price of $59.55 per barrel. Accordingly, the contracts are recorded at their fair market values and an unrealized gain of $6 has been included in cost of sales in the consolidated statements of operations for the year ended December 31, 2008.

Cash Flow Hedges

To designate a derivative as a cash flow hedge, Alon documents at the inception of the hedge the assessment that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. If, during the term of the derivative, the hedge is determined to be no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses, based on the effective portion of the derivative at that date, are reclassified to earnings when the underlying transaction occurs.

Interest Rate Derivatives. Alon selectively utilizes interest rate related derivative instruments to manage its exposure to floating-rate debt instruments. Alon periodically uses interest rate swap agreements to manage its floating to fixed rate position by converting certain floating-rate debt to fixed-rate debt. As of December 31, 2009, Alon had interest rate swap agreements with a notional amount of $350,000 with remaining periods ranging from less than a year to three years and fixed interest rates ranging from 4.25% to 4.75%. All of these swaps were accounted for as cash flow hedges.

For cash flow hedges, gains and losses reported in accumulated other comprehensive income in stockholders' equity are reclassified into interest expense when the forecasted transactions affect income. During the years ended December 31, 2009 and 2008, Alon recognized in accumulated other comprehensive income an unrealized after-tax gain of $5,960 and an unrealized after-tax loss of $16,272; respectively, for the fair value measurement of the interest rate swap. There were no amounts reclassified from accumulated other comprehensive income into interest expense as a result of the discontinuance of cash flow hedge accounting.

For the years ended December 31, 2009 and 2008, there was no hedge ineffectiveness recognized in income. No component of the derivative instruments' gains or losses was excluded from the assessment of hedge effectiveness.

Commodity Derivatives. In May 2008, as part of financing the acquisition of the Krotz Springs refinery (Note 4), Alon entered into futures contracts for the forward purchase of crude oil and the forward sale of distillates of 14,849,750 barrels. These futures contracts were designated as cash flow hedges for accounting purposes. Gains and losses for the futures contracts designated as cash flow hedges reported in accumulated other comprehensive income in the balance sheet are reclassified into cost of sales when the forecasted transactions affect income. In the fourth quarter of 2008, Alon determined during its retrospective assessment of hedge effectiveness that the hedge was no longer highly effective. Cash flow hedge accounting was discontinued in the fourth quarter of 2008 and all changes in value subsequent to the discontinuance were recognized into earnings. The current portion of the mark-to-market adjustment of $75,405 was recorded to prepaid expenses and other current assets and the non-current portion of $42,080 was recorded to other assets in the consolidated balance sheet at December 31, 2008.

(dollars in thousands except as noted)

At the time Alon discontinued hedge accounting for the commodity derivative contracts, the balance in accumulated other comprehensive income was $1,313. After-tax gains of $3,409 and $2,467 have been reclassified from accumulated other comprehensive income to earnings since the discontinuance of cash flow hedge accounting for the years ended December 31, 2009 and 2008, respectively. All remaining adjustments from accumulated comprehensive income to cost of sales will occur either over the 10 month period beginning January 1, 2010 or earlier if it is determined that the forecasted transactions are not likely to occur. No component of the derivative instruments' gains or losses was excluded from the assessment of hedge effectiveness.

The table below summarizes our derivative balances by counterparty credit quality (negative amounts represent our net obligations to pay the counterparty).

Counterparty Credit Quality (1)	December 31, 2009
AAA	$ 322
AA	(17,856)
A	(8,971)
Lower than A	—
Total	$ (26,505)

(1) As determined by nationally recognized statistical ratings organizations.

The following table presents the effect of derivative instruments on the consolidated statements of financial position.

	As of December 31, 2009			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments under FAS 133:				
Commodity contracts (futures, forwards and SPR swaps)	Accounts receivable	$ 411	Accrued liabilities	$ (9,983)
Total derivatives not designated as hedging instruments under FAS 133		$ 411		$ (9,983)
Derivatives designated as hedging instruments under FAS 133:				
Interest rate swaps		$ —	Other non-current liabilities	$ (16,933)
Total derivatives designated as hedging instruments under FAS 133		—		(16,933)
Total derivatives		$ 411		$ (26,916)

(dollars in thousands except as noted)

The following tables present the effect of derivative instruments on Alon's consolidated statements of operations and accumulated other comprehensive income ("OCI").

Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
		Location	Amount	Location	Amount
For the Year Ended December 31, 2009					
Commodity swaps (heating oil swaps)	$ —	Cost of sales	$ 5,409		$ —
Interest rate swaps	9,167	Interest expense	(14,590)		—
Total derivatives	$ 9,167		$ (9,181)		$ —

Derivatives not designated as hedging instruments under FAS 133:

	Gain (Loss) Recognized in Income	
	Location	Amount
For the Year Ended December 31, 2009		
Commodity contracts (futures & forwards)	Cost of sales	$ (14,325)
Commodity contracts (heating oil swaps)	Cost of sales	48,956
Commodity contracts (SPR swaps)	Cost of sales	(11,058)
Total derivatives		$ 23,573

(9) Accounts and Other Receivables

Financial instruments that potentially subject Alon to concentration of credit risk consist primarily of trade accounts receivables. Credit risk is minimized as a result of the ongoing credit assessment of Alon's customer base and a lack of concentration in Alon's customer base. Alon performs ongoing credit evaluations of its customers and requires letters of credit, prepayments or other collateral or guarantees as management deems appropriate. Valero and BP North America were the only customers that accounted for more than 10% of Alon's net sales for any year in the three-year period ended December 31, 2009. As part of the Krotz Springs refinery acquisition, Alon and Valero entered into an offtake agreement that provides for Valero to purchase at market prices, certain specified products and other products as may be mutually agreed upon from time to time. Alon's allowance for doubtful accounts is reflected as a reduction of accounts receivable in the consolidated balance sheets.

Alon's accounts and other receivables at December 31, 2009 and 2008 consisted of:

	December 31,	
	2009	2008
Trade accounts receivable	$ 115,063	$ 172,513
Insurance receivable	—	34,125
Other receivables	11,898	18,782
Total accounts and other receivables	$ 126,961	$ 225,420

Alon received insurance proceeds of $34,125 in January 2009.

The following table sets forth the allowance for doubtful accounts for the years 2009, 2008, and 2007.

	Balance at Beginning of Period	Additions Charged to Expense (1)	Deductions (2)	Balance at End of Period
	(amounts in thousands)			
Allowance for doubtful accounts:				
2009	$ 20,844	3,300	(277)	$ 23,867
2008	$ 1,593	20,122	(871)	$ 20,844
2007	$ 1,251	161	181	$ 1,593

(1) Substantially all of the additions charged to expense in 2009 and 2008 relate to the SEMGroup, LP bankruptcy.

(2) Amounts written off net of recoveries.

(10) Inventories

Alon's inventories are stated at the lower of cost or market. Cost is determined under the LIFO method for crude oil, refined products, asphalt, and blendstock inventories. Materials and supplies are stated at average cost. Cost for convenience store merchandise inventories is determined under the retail inventory method and cost for convenience store fuel inventories is determined under the FIFO method.

Carrying value of inventories consisted of the following:

	December 31, 2009	December 31, 2008
Crude oil, refined products, asphalt and blendstocks	$ 150,370	$ 192,997
Crude oil, inventory consigned to others	22,558	—
Materials and supplies	18,069	16,456
Store merchandise	18,856	19,875
Store fuel	5,146	2,992
Total inventories	$ 214,999	$ 232,320

Crude oil, refined products, asphalt, and blendstock inventories totaled 3,301 barrels and 4,003 barrels as of December 31, 2009 and 2008, respectively. A reduction of inventory volumes during 2009, 2008, and 2007 resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in previous years. The liquidation decreased cost of sales by approximately $10,169 in 2009, $4,133 in 2008, and $4,601 in 2007.

Market values of crude oil, refined products, asphalt, and blendstock inventories exceeded LIFO costs by $100,496 and $4,022 at December 31, 2009 and 2008, respectively.

(11) Property, Plant, and Equipment, Net

Property, plant, and equipment consisted of the following:

	December 31, 2009	December 31, 2008
Refining facilities	$ 1,535,841	$ 1,430,896
Pipelines and terminals	39,213	39,161
Retail	137,150	134,263
Other	16,747	13,052
Property, plant and equipment, gross	1,728,951	1,617,372
Less accumulated depreciation	(251,525)	(168,413)
Property, plant and equipment, net	$ 1,477,426	$ 1,448,959

(dollars in thousands except as noted)

The useful lives on depreciable assets used to determine depreciation expense were as follows:

Refining facilities	3 — 20 years; average 18 years
Pipelines and terminals	5 — 25 years; average 23 years
Retail	5 — 40 years; average 8 years
Other	3 — 15 years; average 5 years

Alon capitalized interest of $1,692 and $3,417 for the years ended December 31, 2009 and 2008, respectively. No interest was capitalized for the year ended December 31, 2007.

(12) Other Assets

Other assets consisted of the following:

	December 31,	
	2009	2008
Deferred turnaround and chemical catalyst cost	$ 24,387	$ 11,684
Environmental receivables	3,448	8,524
Deferred debt issuance costs	25,822	35,648
Intangible assets	8,516	7,055
Deposit for hedge related activities for Krotz Springs refinery acquisition	—	50,000
Commodity swaps	—	42,080
Other	8,359	12,207
Total other assets	$ 70,532	$ 167,198

In connection with the acquisition of the Big Spring refinery, pipeline and terminal assets from Atofina Petrochemicals, Inc. ("FINA") in August 2000, FINA agreed to indemnify Alon for the costs of environmental investigations, assessments, and clean-ups of known conditions that existed at the acquisition date. Such indemnification is limited to an aggregate of $20,000 over a ten-year period. Annual indemnification is limited to a ceiling of $5,000 except that the ceiling may be increased by the amount (up to $5,000) in cases by which the previous year's ceiling exceeded actual costs. FINA retains liability for third-party claims received within ten years of the acquisition alleging personal injury or property damage resulting from FINA's use of the acquired assets prior to the acquisition. Paramount Petroleum Corporation also has indemnification agreements with a prior owner for part of the remediation expenses at its refineries and offsite tank farm. Alon has recorded current receivables of $2,593 and $2,815 and non-current receivables of $3,448 and $8,524 at December 31, 2009 and 2008, respectively, and corresponding accrued environmental liabilities (Note 21).

Debt issuance costs are amortized over the term of the related debt using the effective interest method. Amortization of debt issuance costs was $7,112, $4,128, and $2,093 for the years ended December 31, 2009, 2008, and 2007, respectively, and is recorded as interest expense in the consolidated statements of operations. Additionally, $20,482 of unamortized debt issuance costs was written off in 2009 (Note15).

(dollars in thousands except as noted)

(13) Accrued Liabilities and Other Non-Current Liabilities

Accrued liabilities and other non-current liabilities at December 31, 2009 and 2008 consisted of the following:

	December 31,	
	2009	2008
Accrued Liabilities:		
Taxes other than income taxes, primarily excise taxes	$ 20,205	$ 27,789
Employee costs	6,716	4,884
Commodity swaps	9,983	26,670
Valero earnout liability (Note 4)	8,750	—
Other	46,726	51,974
Total accrued liabilities	$ 92,380	$ 111,317
Other Non-Current Liabilities:		
Pension and other postemployment benefit liabilities, net (Note 14)	$ 34,902	$ 35,989
Environmental accrual (Note 21)	27,350	33,181
Asset retirement obligations	8,789	8,386
Interest rate swap valuations	16,933	26,100
Valero earnout liability (Note 4)	6,562	—
Other	540	534
Total other non-current liabilities	$ 95,076	$ 104,190

Alon has asset retirement obligations with respect to its refineries due to various legal obligations to clean and/or dispose of these assets at the time they are retired. However, the majority of these assets can be used for extended and indeterminate periods of time provided that they are properly maintained and/or upgraded. It is Alon's practice and intent to continue to maintain these assets and make improvements based on technological advances. When a date or range of dates can reasonably be estimated for the retirement of these assets or any component part of these assets, Alon will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

Alon has recorded asset retirement obligations for the removal of underground storage tanks and the removal of brand signage at Alon's owned and leased retail sites. The asset retirement obligation for storage tank removal on leased retail sites is accreted over the expected life of the underground storage tank which approximates the average retail site lease term.

The following table summarizes the activity relating to the asset retirement obligations for the years ended December 31, 2009 and 2008:

	December 31,	
	2009	2008
Balance at beginning of year	$ 8,386	$ 7,378
Accretion expense	421	342
Additional accretion due to change in risk free interest rate	—	—
Retirements	(90)	(150)
Additions	72	816
Balance at end of year	$ 8,789	$ 8,386

Approximately $816 of the additions relates to the acquisition in 2008 (Note 4).

(dollars in thousands except as noted)

(14) Employee and Postretirement Benefits

(a) Retirement Plans

Alon has three defined benefit pension plans covering substantially all of its refining and unbranded marketing segment employees, excluding West Coast employees and employees of SCS. The benefits are based on years of service and the employee's final average monthly compensation. Alon's funding policy is to contribute annually not less than the minimum required nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those benefits expected to be earned in the future.

The measurement dates used to determine pension benefit measures for the pension plan is December 31, 2009 and 2008. Financial information related to Alon's pension plans is presented below.

	Pension Benefits	
	2009	2008
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 56,213	$ 45,409
Service cost	3,347	2,307
Interest cost	3,362	2,889
Plan participants contributions	—	—
Plan amendments	—	276
Actuarial loss (gain)	3,467	6,767
Benefits paid	(1,616)	(1,435)
Projected benefit obligations at end of year	$ 64,773	$ 56,213
Change in plan assets:		
Fair value of plan assets at beginning of year	23,834	35,324
Actual (loss) gain on plan assets	7,100	(13,380)
Employer contribution	4,165	3,325
Plan participants contributions	—	—
Benefits paid	(1,616)	(1,435)
Fair value of plan assets at end of year	$ 33,483	$ 23,834
Reconciliation of funded status:		
Fair value of plan assets at end of year	$ 33,483	$ 23,834
Less projected benefit obligations at end of year	64,773	56,213
Under-funded status at end of year	$ (31,290)	$ (32,379)

The pre-tax amounts related to our defined benefit plans recognized in our consolidated balance sheets as of December 31, 2009 and 2008 were as follows:

	Pension Benefits	
	2009	2008
Amounts recognized in the consolidated balance sheets:		
Pension benefit liability	$ (31,290)	$ (32,379)

The pre-tax amounts in accumulated other comprehensive income (loss) as of December 31, 2009 and 2008 that have not yet been recognized as components of net periodic benefit cost were as follows:

	Pension Benefits	
	2009	2008
Net actuarial loss	$ (32,178)	$ (33,563)
Prior service credit	545	603
Total	$ (31,633)	$ (32,960)

(dollars in thousands except as noted)

The following amounts included in accumulated other comprehensive income (loss) as of December 31, 2009 are expected to be recognized as components of net periodic benefit cost during the year ending December 31, 2010:

	Pension Benefits
Amortization of prior service cost (credit)	$ (58)
Amortization of loss	1,599
Total	$ 1,541

As of December 31, 2009 and 2008, the accumulated benefit obligation for each of Alon's pension plans was in excess of the fair value of plan assets. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans were as follows:

	December 31,	
	2009	2008
Projected benefit obligation	$ 64,773	$ 56,213
Accumulated benefit obligation	58,022	48,460
Fair value of plan assets	33,483	23,834

The weighted-average assumptions used to determine benefit obligations at December 31, 2009, 2008, and 2007 were as follows:

	Pension Benefits		
	2009	2008	2007
Discount rate	5.93%	6.07%	6.46%
Rate of compensation increase	2.50%	3.50%	3.50%

The discount rate used reflects the expected future cash flow based on Alon's funding valuation assumptions and participant data as of the beginning of the plan year. The expected future cash flow is discounted by the Citigroup Pension Liability Index yield curve for the fiscal year end. The Citigroup yield curve has been used because it is well documented, and has been specifically designed to help pension funds comply with statutory funding guidelines.

The weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31, 2009, 2008, and 2007 were as follows:

	Pension Benefits		
	2009	2008	2007
Discount rate	6.07%	6.46%	5.75%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	3.50%	3.50%	3.50%

Alon's overall expected long-term rate of return on assets is 9.0%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The components of net periodic benefit cost for the years and periods are as follows:

	Pension Benefits		
	Year Ended December 31		
	2009	2008	2007
Components of net periodic benefit cost:			
Service cost	$ 3,347	$ 2,307	$ 1,979
Interest cost	3,362	2,889	2,568
Amortization of prior service costs	(58)	(78)	(41)
Expected return on plan assets	(3,359)	(3,284)	(2,809)
Recognized net actuarial loss	1,109	481	766
Net periodic benefit cost	$ 4,401	$ 2,315	$ 2,463

(dollars in thousands except as noted)

Plan Assets

The weighted-average asset allocation of Alon's pension benefits at December 31, 2009 and 2008 was as follows:

	Pension Benefits Plan Assets	
	2009	2008
Asset Category:		
Equity securities	78.0%	74.0%
Debt securities	13.0%	16.0%
Real estate investment trust	9.0%	10.0%
Total	100.0%	100.0%

The fair value of Alon's pension assets by category as of December 31, 2009 were as follows:

Year ended December 31, 2009	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Consolidated Total
Equity securities:				
U.S companies	$ 20,658	$ —	$ —	$ 20,658
International companies	5,488	—	—	5,488
Debt securities:				
Preferred securities	2,118	—	—	2,118
Bond & mortgage backed securities	—	2,197	—	2,197
Real estate securities	3,022			3,022
Total	$ 31,286	$ 2,197	$ —	$ 33,483

The investment policies and strategies for the assets of Alon's pension benefits is to, over a five year period, provide returns in excess of the benchmark. The portfolio is expected to earn long-term returns from capital appreciation and a stable stream of current income. This approach recognizes that assets are exposed to price risk and the market value of the plans' assets may fluctuate from year to year. Risk tolerance is determined based on Alon's specific risk management policies. In line with the investment return objective and risk parameters, the plans' mix of assets includes a diversified portfolio of equity, fixed-income and real estate investments. Equity investments include domestic and international stocks of various sizes of capitalization. The asset allocation of the plan is reviewed on at least an annual basis.

Cash Flows

Alon contributed $4,165 and $3,325 to the pension plan for the years ended December 31, 2009 and 2008, respectively, and expects to contribute $6,706 to the pension plan in 2010. There were no employee contributions to the plans.

The benefits expected to be paid in each year 2010 — 2014 are $1,920; $2,522; $2,405; $2,823 and $3,200, respectively. The aggregate benefits expected to be paid in the five years from 2015 — 2019 are $22,840. The expected benefits are based on the same assumptions used to measure Alon's benefit obligation at December 31, 2009 and include estimated future employee service.

Alon sponsors a 401(k) plan in which employees of Alon's retail marketing segment may participate by contributing up to 50% of their pay after completing three months of service. Alon matches from 1% to 4.5% of employee compensation. This match is limited to 4.5% of employee pay with full vesting of matching and contributions occurring after two years of service. Alon's contribution for the years ended December 31, 2009 and 2008 was $343 and $518, respectively.

(dollars in thousands except as noted)

For Alon's Krotz Springs refining employees, Alon sponsors a 401(k) savings plan available to all employees. In 2008 and 2009 Alon matched 75% of individual participant contributions up to 8% of compensation. This match was limited to 6% of employee pay. Alon's contribution for the years ended December 31, 2009 and 2008 was $1,025 and $457, respectively. Starting in 2010, Alon no longer matches 401(k) contributions for Krotz Springs employees.

For West Coast employees, Alon sponsors a 401(k) savings plan available to all employees who are at least 21 years of age. Participants may contribute a minimum of 1% up to a maximum of 50% of base pay subject to limits established by the Internal Revenue Service. Alon matches 100% of individual participant contributions based on the first 6% of compensation with full vesting of matching and contributions occurring after two years of service. Alon's contribution for the years ended December 31, 2009 and 2008 was $1,678 and $1,457, respectively.

(b) Postretirement Medical Plan

In addition to providing pension benefits, Alon adopted an unfunded postretirement medical plan covering certain health care and life insurance benefits (other benefits) for active and certain retired employees who meet eligibility requirements in the plan documents. The health care benefits in excess of certain limits are insured. The accrued benefit liability reflected in the consolidated balance sheets was $3,837 and $3,775 at December 31, 2009 and 2008, respectively, related to this plan.

As of December 31, 2009, the total accumulated postretirement benefit obligation under the postretirement medical plan was $3,613.

(15) Long-Term Debt

Long-term debt consisted of the following:

	December 31,	
	2009	2008
Term loan credit facilities	$ 434,250	$ 739,810
Revolving credit facilities	216,577	276,818
Senior secured notes	205,693	—
Retail credit facilities	80,504	86,941
Total debt	937,024	1,103,569
Less current portion	(10,946)	(28,397)
Total long-term debt	$ 926,078	$ 1,075,172

(a) Alon USA Energy, Inc. Credit Facilities

Term Loan Credit Facility. Alon has a term loan (the "Alon Energy Term Loan") that will mature on August 2, 2013. Principal payments of $4,500 per annum are paid in quarterly installments, subject to reduction from mandatory events.

Borrowings under the Alon Energy Term Loan bear interest at a rate based on a margin over the Eurodollar rate from between 1.75% to 2.50% per annum based upon the ratings of the loans by Standard & Poor's Rating Service and Moody's Investors Service, Inc. Currently, the margin is 2.25% over the Eurodollar rate.

The Alon Energy Term Loan is jointly and severally guaranteed by all of Alon's subsidiaries except for Alon's retail subsidiaries and those subsidiaries established in conjunction with the Krotz Springs refinery acquisition (Note 4). The Alon Energy Term Loan is secured by a second lien on cash, accounts receivable and inventory and a first lien on most of the remaining assets of Alon excluding those of Alon's retail subsidiaries and those subsidiaries established in conjunction with the Krotz Springs refinery acquisition.

(dollars in thousands except as noted)

The Alon Energy Term Loan contains restrictive covenants, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, different businesses, certain lease obligations, and certain restricted payments. The Alon Energy Term Loan does not contain any maintenance financial covenants.

At December 31, 2009 and 2008, the Alon Energy Term Loan had an outstanding balance of $434,250 and $437,810, respectively.

Letters of Credit Facilities.

On July 30, 2008, Alon entered into an unsecured credit facility for the issuance of letters of credit in an amount not to exceed $60,000. Letters of credit under this facility were used by Alon to support the purchase of crude oil for the Big Spring refinery. This facility was terminated by Alon in May 2009. At December 31, 2008, Alon had $51,283 of outstanding letters of credit under this credit facility.

On March 9, 2010, Alon entered into a credit facility for the issuance of letters of credit in an amount not to exceed $60,000 and with a sub-limit for borrowings not to exceed $30,000. This facility will terminate on January 31, 2013.

(b) Alon USA, LP Credit Facilities

Revolving Credit Facility. Alon has a $240,000 revolving credit facility (the "Alon USA LP Credit Facility") that will mature on January 1, 2013. The Alon USA LP Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility.

Borrowings under the Alon USA LP Credit Facility bear interest at the Eurodollar rate plus 3.00% per annum subject to an overall minimum interest rate of 4.00%.

The Alon USA LP Credit Facility is secured by (i) a first lien on Alon's cash, accounts receivables, inventories and related assets, excluding those of Alon Paramount Holdings, Inc. ("Alon Holdings"), a subsidiary of Alon, and its subsidiaries other than Alon Pipeline Logistics, LLC ("Alon Logistics"), those subsidiaries established in conjunction with the Krotz Springs refinery acquisition and those of Alon's retail subsidiaries and (ii) a second lien on Alon's fixed assets excluding assets held by Alon Holdings (excluding Alon Logistics), those subsidiaries established in conjunction with the Krotz Springs refinery acquisition and Alon's retail subsidiaries.

The Alon USA LP Credit Facility contains certain restrictive covenants including financial covenants.

Borrowings of $88,000 and $118,000 were outstanding under the Alon USA LP Credit Facility at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, outstanding letters of credit under the Alon USA LP Credit Facility were $128,963 and $30,561, respectively.

(c) Paramount Petroleum Corporation Credit Facility

Revolving Credit Facility. Paramount Petroleum Corporation has a $300,000 revolving credit facility (the "Paramount Credit Facility") that will mature on February 28, 2012. The Paramount Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility.

Borrowings under the Paramount Credit Facility bear interest at the Eurodollar rate plus a margin based on excess availability. Based on the excess availability at December 31, 2009, the margin was 1.75%.

(dollars in thousands except as noted)

The Paramount Credit Facility is primarily secured by the assets of Alon Holdings (excluding Alon Logistics).

The Paramount Credit Facility contains certain restrictive covenants related to working capital, operations and other matters.

Borrowings of $45,290 and $11,713 were outstanding under the Paramount Credit Facility at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, outstanding letters of credit under the Paramount Credit Facility were $17,999 and $12,212, respectively.

(d) Alon Refining Krotz Springs, Inc. Credit Facilities

Term Loan Credit Facility. On July 3, 2008, Alon Refining Krotz Springs, Inc. ("ARKS") entered into a $302,000 Term Loan Agreement (the "Krotz Term Loan").

On April 9, 2009, ARKS and Alon Refining Louisiana, Inc. ("ARL") entered into a first amendment agreement to the Krotz Term Loan. As part of the first amendment, the parties agreed to liquidate the heating oil crack spread hedge and use the proceeds of $133,581 to reduce the Krotz Term Loan principal balance.

In October 2009, ARKS made a prepayment of $163,819, representing the outstanding principal balance of the Krotz Term Loan, with the proceeds received from the issuance of the ARKS senior secured notes (see "Senior Secured Notes"). As a result of the prepayment of the Krotz Term Loan, a write-off of unamortized debt issuance costs of $20,482 is included as interest expense in the consolidated statements of operations for the year ended December 31, 2009.

At December 31, 2008, the Krotz Term Loan had an outstanding balance of $302,000.

Senior Secured Notes. In October 2009, ARKS issued $216,500 in aggregate principal amount of 13.50% senior secured notes (the "Senior Secured Notes") in a private offering. The Senior Secured Notes were issued at an offering price of 94.857%. The Senior Secured Notes will mature on October 15, 2014 and the entire principal amount is due at maturity. Interest is payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2010.

ARKS received gross proceeds of $205,365 from the sale of the Senior Secured Notes (before fees and expenses related to the offering). In connection with the closing, ARKS prepaid in full all outstanding obligations under the Krotz Term Loan. The remaining proceeds from the offering may be used for general corporate purposes.

The terms of the Senior Secured Notes are governed by an indenture (the "Indenture") and the obligations under the Indenture are secured by a first priority lien on ARKS' property, plant and equipment and a second priority lien on ARKS' cash, accounts receivable and inventory.

The Indenture also contains restrictive covenants such as restrictions on loans, mergers, sales of assets, additional indebtedness and restricted payments. The Indenture does not contain financial covenants.

Additionally, ARKS must under certain circumstances offer to purchase some of the Senior Secured Notes at par plus accured interest or at 101% if excess cash flow is generated if assets are sold. If there is a change of control, then the holders of the Senior Secured Notes may require ARKS to purchase the Senior Secured Notes at a price of 101%. Additionaly, ARKS may redeem up to 35% of the aggregate principal amount outstanding with the proceeds of certain equity offerings.

The Senior Secured Notes are also redeemable by ARKS on or after October 15, 2012 at par, accrued interest and Special Interest.

(dollars in thousands except as noted)

On February 13, 2010, ARKS announced that it had exchanged $215,920 of Senior Secured Notes for an equivalent amount of Senior Secured Notes ("Exchange Notes") registered under the Securities Act of 1933. The Exchange Notes are substantially identical to the Senior Secured Notes, except that the Exchange Notes have been registered and will not have any of the transfer restrictions or other related matters as in the Senior Secured Notes.

At December 31, 2009, the Senior Secured Notes had an outstanding balance of $205,693, net of unamortized discount of $10,807. Alon is amortizing the original issue discount using the effective interest method over the life of the Senior Secured Notes.

Revolving Credit Facility. On July 3, 2008, ARKS entered into a revolving credit facility agreement (the "ARKS Facility") that had a maturity of July 3, 2013. The ARKS Facility had an original commitment of $400,000, was reduced in December 2008 to $300,000, and in April 2009 to $250,000. The ARKS Facility can be used both for borrowings and the issuance of letters of credit subject to a facility limit of the lesser of the facility or the amount of the borrowing base under the facility.

On December 18, 2008, ARKS entered into an amendment to the ARKS Facility with its lender. This amendment increased the applicable margin, amended certain elements of the borrowing base calculation and the timing of submissions under certain circumstances, and reduced the commitment from $400,000 to $300,000. Under these circumstances, the facility limit will be the lesser of $300,000 or the amount of the borrowing base, although the amendment contains a feature that will allow for an increase in the facility size to $400,000 subject to approval by both parties.

On April 9, 2009, the ARKS Facility was further amended to include among other things, a reduction to the commitment from $300,000 to $250,000 with the ability to increase the facility size to $275,000 upon request by ARKS and under certain circumstances up to $400,000. This amendment also increased the applicable margin, amended certain elements of the borrowing base calculation and required a monthly fixed charge coverage ratio.

The ARKS credit facility was also amended on October 22, 2009 to allow for the issuance of the Senior Secured Notes, certain Indenture provisions and certain hedging transactions. The amendment also adjusted certain elements of the Borrowing Base definition as well as the delivery of the Borrowing Base certification.

Borrowings under the ARKS Facility bear interest at a rate based on a margin over the Eurodollar rate based on a fixed charge coverage ratio. Currently that margin is 4.0%.

This ARKS Facility is guaranteed by ARL and is secured by a first lien on cash, accounts receivable, and inventory of ARKS and ARL and a second lien on the remaining assets.

The ARKS Facility contains customary restrictive covenants, such as restrictions on liens, mergers, consolidation, sales of assets, capital expenditures, additional indebtedness, investments, hedging transactions, and certain restricted payments. Additionally, the ARKS Facility contains one financial covenant.

Borrowings of $83,287 and $147,105 were outstanding under the ARKS Facility at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, outstanding letters of credit under the ARKS Facility were $2,765 and $68,273, respectively.

On March 15, 2010, ARKS terminated the ARKS Facility and repaid all outstanding amounts thereunder. On March 15, 2010, ARKS also entered into a new $65,000 credit facility with the lenders party thereto and Bank Hapoalim B.M., as administrative agent. ARKS borrowed $65,000 and used approximately $51,000 to repay the outstanding amounts under the ARKS Facility that was terminated. Borrowings under the new credit facility bear interest at LIBOR plus 3.00%. ARKS will use the new credit facility as a bridge facility that will terminate on June 15, 2010. ARKS' Board of Directors has approved an entrance into a new multi year facility with another financial institution which is expected to close by March 31, 2010. This multi year facility compared to the ARKS Facility is expected to reduce borrowing costs and to eliminate the existing limitation on the Krotz Springs refinery throughput.

(dollars in thousands except as noted)

(e) Retail Credit Facilities

Southwest Convenience Stores, LLC ("SCS"), a subsidiary of Alon, has a credit agreement (the "SCS Credit Agreement") that will mature on July 1, 2017. Monthly principal payments are based on a 15-year amortization term.

Borrowings under the SCS Credit Agreement bear interest at a Eurodollar rate plus 1.50% per annum.

Obligations under the SCS Credit Agreement are jointly and severally guaranteed by Alon, Alon USA Interests, LLC, Skinny's, LLC and all of the subsidiaries of SCS. The obligations under the SCS Credit Agreement are secured by a pledge on substantially all of the assets of SCS and Skinny's, LLC and each of their subsidiaries, including cash, accounts receivable and inventory.

The SCS Credit Agreement also contains customary restrictive covenants on its activities, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, investments, certain lease obligations and certain restricted payments. The SCS Credit Agreement also includes one annual financial covenant.

At December 31, 2009 and 2008, the SCS Credit Agreement had an outstanding balance of $79,694 and $86,028, respectively, and there were no further amounts available for borrowing.

(f) Other Retail Related Credit Facilities

In 2003, Alon obtained $1,545 in mortgage loans to finance the acquisition of new retail locations. The interest rates on these loans ranged between 5.5% and 9.7%, with 5 to 15 year payment terms. At December 31, 2009 and 2008, the outstanding balances were $810 and $913, respectively.

(g) Maturity of Long-Term Debt

The aggregate scheduled maturities of long-term debt for each of the five years subsequent to December 31, 2009 are as follows: 2010 — $10,946; 2011 — $10,954; 2012 — $56,238; 2013 — $598,458; 2014 — $212,075 and thereafter — $48,353.

(h) Interest and Financing Expense

Interest and financing expense included the following:

	December 31,		
	2009	2008	2007
Interest expense	$ 63,627	$ 56,706	$ 39,559
Letters of credit and finance charges	21,280	10,133	6,095
Amortization of debt issuance costs (includes write-off of unamortized debt issuance costs in 2009 of $20,482)	27,594	4,128	2,093
Amortization of original issuance discount	328	—	—
Capitalized interest	(1,692)	(3,417)	—
Total interest expense	$ 111,137	$ 67,550	$ 47,747

(dollars in thousands except as noted)

(16) Income Taxes

Income tax expense (benefit) included the following:

	December 31, 2009	2008	2007
Current:			
Federal	$ (60,282)	$ (117,679)	$ 49,237
State	856	2,663	(54)
Total current	(59,426)	(115,016)	49,183
Deferred:			
Federal	4,675	170,869	(2,762)
State	(10,126)	6,928	(222)
Total deferred	(5,451)	177,797	(2,984)
Income tax expense (benefit)	$ (64,877)	$ 62,781	$ 46,199

A reconciliation between the income tax expense (benefit) computed on pretax income (loss) at the statutory federal rate and the actual provision for income tax expense (benefit) is as follows:

	December 31, 2009	2008	2007
Computed expected tax expense (benefit)	$ (58,479)	$ 54,567	$ 54,640
State and local income taxes, net of federal benefit	(6,705)	6,234	(4,960)
Deduction for qualified production income	1,972	4,343	(3,403)
Other, net	(1,665)	(2,363)	(78)
Income tax expense (benefit)	$ (64,877)	$ 62,781	$ 46,199

State and local income taxes, net of federal benefit for 2007 include a benefit of $3,565 resulting from the true up of the prior year income tax expense as well as a benefit of $3,108 resulting from a change in the effective state income tax rate.

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities.

	December 31, 2009	2008
Deferred income tax assets:		
Accounts receivable, allowance	$ 212	$ 352
Accrued liabilities and other	2,720	10,735
Post retirement benefits	13,262	12,416
Non-current accrued liabilities and other	23,003	4,125
Net operating loss carryover	23,337	17,062
Tax credits	1,815	1,583
Other	612	736
Deferred income tax assets	64,961	47,009
Deferred income tax liabilities:		
Deferred charges	(91)	(1,938)
Unrealized Gains	(33,725)	(54,556)
Property, plant, and equipment	(333,107)	(289,959)
Other non-current	(8,070)	(9,957)
Inventories	(6,226)	(15,085)
Intangibles	(4,180)	—
Deferred income tax liabilities	$ (385,399)	$ (371,495)

(dollars in thousands except as noted)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of taxable income and projections for future taxable income, over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Alon will realize the benefits of these deductible differences in future periods.

At December 31, 2009, Alon has net operating loss carryforwards for Federal income tax purposes of $19,437 which are available to offset future Federal taxable income through 2026. In addition Alon has net operating loss carryforwards for state and local income tax purposes of $316,016 which are available to offset future state taxable income in various years through 2029.

Alon has elected to recognize interest expense related to the underpayment of income taxes in interest expense, and penalties relating to underpayment of income taxes as a reduction to other income, net, in the consolidated statements of operations. Alon is subject to U.S. federal income tax, and income tax in multiple state jurisdictions with California, Texas, and Louisiana comprising the majority of the Company's state income tax. The federal tax years 2000 to 2005 are closed to audit, with 2006 through 2008 remaining open to audit. In general, the state tax years open to audit range from 2002 to 2008. The Company's liability for unrecognized tax benefits and accrued interest did not increase during the year ended December 31, 2009, as there were no unrecognized tax benefits recorded in 2009.

(17) Related-Party Transactions

(a) Consulting Agreement

Alon and Alon Israel are parties to a consulting agreement whereby Alon Israel provides strategic planning and management consulting services to Alon. In July 2005, the term of the agreement was extended until December 31, 2009 and Alon's payment obligations under the agreement were terminated in exchange for an aggregate payment to Alon Israel of $6,000, $2,000 of which was paid and expensed in 2005 and the remainder of which was paid in January 2006 and amortized over the remaining term of the contract. Alon Israel's obligations to provide consulting services under the amended agreement remained in effect through the end of the term of the agreement.

(b) Sale of Preferred Shares

On July 3, 2008, Alon completed the acquisition from Valero of all of the capital stock of Valero Refining Company-Louisiana, a corporation that owned Valero's refining business and related assets located in Krotz Springs, Louisiana, through ARKS. The purchase price was $333,000 in cash plus approximately $141,494 for working capital, including inventories. The cash portion of the purchase price and working capital payment were funded in part by proceeds from the sale to Alon Israel Oil Company, Ltd., the majority stockholder of Alon, ("Alon Israel") of 80,000 shares of Series A Preferred Stock, par value $1,000.00 per share (the "Original Preferred Shares"), of ARL, for an aggregate purchase price of $80,000. The sale of the Original Preferred Shares was completed pursuant to the Series A Preferred Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of July 3, 2008, by and between ARL and Alon Israel. Pursuant to the terms of the Stock Purchase Agreement, Alon Israel was also required to cause letters of credit in the amount of $55,000 (the "Original L/Cs") to be issued for the benefit of BOA in order to support the borrowing base of ARKS. Alon Israel issued an additional $25,000 of letters of credit in the first quarter of 2009.

In connection with the Stock Purchase Agreement, Alon, ARL, Alon Israel and Alon Louisiana Holdings, Inc. ("Alon Louisiana Holdings"), a subsidiary of Alon and the holder of all of the outstanding shares of common stock of ARL, entered into a Stockholders Agreement, dated as of July 3, 2008 and further amended and restated on March 31, 2009, Alon, ARL, Alon Israel and Alon Louisiana Holdings entered into an Amended and Restated Stockholders Agreement (the "Stockholders Agreement") pursuant to which Alon Israel agreed to cause additional letters of credit in an aggregate amount up to $25,000 to be issued for the benefit of ARKS (the "Additional L/Cs"

(dollars in thousands except as noted)

and, together with the Original L/Cs, the "L/Cs"), and Alon Israel was granted an option (the "L/C Option"), exercisable at any time the L/Cs are outstanding (but subject to the terms of the credit facilities and other binding obligations of ARL), to withdraw all or part of the L/Cs and acquire shares of Series A Preferred Stock of ARL at their par value of $1,000.00 per share, in an amount equal to such withdrawn L/Cs (the "L/C Preferred Shares," and, together with the Original Preferred Shares, the "Preferred Shares").

Under the terms of the Stockholders Agreement, (i) with respect to the Original Preferred Shares, during the 18-month period beginning on July 3, 2008, and (ii) with respect to the L/C Preferred Shares, during the period beginning on the date of issuance of any Preferred Shares in connection with the exercise of the L/C Option and ending on December 31, 2010, each of Alon Louisiana Holdings and Alon have the option to purchase from Alon Israel all or a portion of the then-outstanding Preferred Shares at a price per share equal to the par value plus accrued but unpaid dividends (the "Call Option"), subject to the prior release of all of the L/Cs and conditioned upon approval of the purchase by Alon's Audit Committee.

If the Call Option is not exercised by Alon Louisiana Holdings or Alon, the Preferred Shares are exchangeable for shares of Alon common stock in accordance with the terms of the Stockholders Agreement. Specifically, (i) the Preferred Shares may be exchanged at the election of either Alon or Alon Israel, for shares of Alon common stock upon a change of control of either ARL or Alon; (ii) in the event that the Call Option is not exercised, Alon Israel will have the option to exchange Preferred Shares it then holds for Alon common stock during a 5-business day period beginning on the first day on which Alon's securities trading window is open after each of January 3, 2010, July 1, 2010 and January 1, 2011; and (iii) if not so exchanged, all of the Preferred Shares will be mandatorily exchanged for shares of Alon common stock on July 3, 2011.

Pursuant to the Stockholders Agreement, in the event that any L/C is drawn upon by beneficiaries of an L/C, a promissory note will be issued by Alon Louisiana Holdings in favor of Alon Israel for the amount of any such drawn L/Cs. This promissory note will provide that Alon may exchange the promissory note for shares of Alon common stock.

On December 31, 2009, Alon Israel, Alon, ARL and Alon Louisiana Holdings, entered into an amendment (the "First Amendment") to the Stockholders Agreement. The First Amendment provided for (i) the original mandatory exchange date for all Original Preferred Shares to be accelerated from July 3, 2011 to the date of the First Amendment and (ii) the issuance of 7,351,051 shares of Alon common stock to Alon Israel in exchange for the outstanding Original Preferred Shares. 7,351,051 represents the aggregate number of shares of Alon common stock which would have been issued on the original mandatory exchange date of July 3, 2011 determined by dividing (i) the aggregate par value of the outstanding Original Preferred Shares plus the amount of dividends accruing on the Original Preferred Shares through such date, by (ii) $14.3925 (the per share value for the Alon common stock established for purposes of the exchange under the Stockholders Agreement). As a result, $12,900 of dividends on preferred stock of subsidiary was recorded in 2009 relating to the period January 1, 2010 to the original mandatory exchange date of July 3, 2011.

(18) Stockholders' Equity

(a) Common and preferred stock

The authorized capital stock of Alon consists of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. Issued and outstanding shares of common stock were 54,170,913 and 46,814,021 as of December 31, 2009 and 2008, respectively. There were no issued and outstanding shares of preferred stock as of December 31, 2009 and 2008.

For the years ended December 31, 2009, 2008, and 2007, activity in the number of common stock was as follows:

	Common Stock (in thousands)
Balance as of December 31, 2007	46,808
Shares forfeited	—
Shares issued in connection with stock plans (Note 20)	6
Balance as of December 31, 2008	46,814
Shares forfeited	—
Shares issued in connection with stock plans (Note 20)	6
Shares exchanged for preferred stock of subsidiary (Note 17)	7,351
Balance as of December 31, 2009	54,171

(b) Dividends

Alon paid regular quarterly cash dividends of $0.04 per share on Alon's common stock in 2007 on each of the following dates: March 14, 2007; June 14, 2007; September 14, 2007; and December 14, 2007. In connection with Alon's cash dividend payments to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received aggregate cash dividends of $468.

In 2008, Alon paid regular quarterly cash dividends of $0.04 per share on Alon's common stock on each of the following dates: March 14, 2008; June 13, 2008; September 12, 2008; and December 12, 2008. Additionally, the non-controlling interest stockholders of Alon Assets and Alon Operating received aggregate cash dividends of $386.

In 2009, Alon paid regular quarterly cash dividends of $0.04 per share on Alon's common stock on each of the following dates: April 2, 2009; June 15, 2009; September 15, 2009; and December 15, 2009. Additionally, the non-controlling interest stockholders of Alon Assets and Alon Operating received aggregate cash dividends of $576.

(19) Earnings per Share

Basic earnings per share are calculated as net income available to common stockholders divided by the average number of shares of common stock outstanding. Diluted earnings per share include the dilutive effect of restricted shares and SARs using the treasury stock method and the dilutive effect of convertible preferred shares using the if-converted method.

The calculation of earnings per share, basic and diluted for the years ended December 31, 2009, 2008, and 2007 is as follows:

	December 31		
	2009	2008	2007
Net income (loss) available to common stockholders	$ (115,156)	$ 82,883	$ 103,936
Average number of shares of common stock outstanding	46,829	46,788	46,763
Dilutive restricted shares, SARs, and convertible preferred shares	—	2,795	41
Average number of shares of common stock outstanding assuming dilution	46,829	49,583	46,804
Earnings per share — basic	$ (2.46)	$ 1.77	$ 2.22
Earnings per share — diluted *	$ (2.46)	$ 1.72	$ 2.16

* For the purpose of calculating diluted earnings per share, net income (loss) available to common stockholders was reduced to adjust for the effects of options issued by Alon's subsidiaries. The adjustment to net income (loss) available to common stockholders for options issued for the calculation of diluted earnings per share for December 31, 2009 was anti-dilutive and therefore excluded from the calculation, for 2008 and 2007 the adjustment was $1,449, and $2,391, respectively. Additionally, net income (loss) available to common stockholders for the year ended December 31, 2008 was adjusted $3,991 for preferred stock dividends that would no longer be paid if the preferred stock was converted to shares of common stock. On December 31, 2009, the preferred stock was converted to shares of common stock (Note 17).

(dollars in thousands except as noted)

(20) Stock Based Compensation

Alon has two employee incentive compensation plans, (i) the 2005 Incentive Compensation Plan and (ii) the 2000 Incentive Stock Compensation Plan.

(a) 2005 Incentive Compensation Plan (share value in dollars)

The 2005 Incentive Compensation Plan was approved by the stockholders in November 2005, and is a component of Alon's overall executive incentive compensation program. The 2005 Incentive Compensation Plan permits the granting of awards in the form of options to purchase common stock, SARs, restricted shares of common stock, restricted common stock units, performance shares, performance units and senior executive plan bonuses to Alon's directors, officers and key employees. Other than the restricted share grants and SARs discussed below, there have been no stock-based awards granted under the 2005 Incentive Compensation Plan.

Restricted Stock. Non-employee directors are awarded an annual grant of shares of restricted stock valued at $25. All restricted shares granted under the 2005 Incentive Compensation Plan vest over a period of three years, assuming continued service at vesting.

Compensation expense for the restricted stock grants amounted to $75, $138, and $279 for the years ended December 31, 2009, 2008, and 2007, respectively and is included in selling, general and administrative expenses in the consolidated statements of operations. There is no material difference between intrinsic value under Opinion 25 and fair value under SFAS No. 123R for pro forma disclosure purposes. The following table summarizes the restricted share activity from January 1, 2009:

Nonvested Shares	Shares	Weighted Average Grant Date Fair Values
Nonvested at January 1, 2009	7,662	$ 19.58
Granted	5,841	12.84
Vested	(3,277)	22.89
Forfeited	—	—
Nonvested at December 31, 2009	10,226	$ 14.67

As of December 31, 2009, there was $63 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2005 Incentive Compensation Plan. That cost is expected to be recognized over a weighted-average period of 1.8 years. The fair value of shares vested in 2009 was $42.

Stock Appreciation Rights. In March 2007, Alon granted awards of 361,665 Stock Appreciation Rights ("SARs") to certain officers and key employees at a grant price equal to $28.46. The March 2007 SARs vest as follows: 50% on March 7, 2009, 25% on March 7, 2010 and 25% on March 7, 2011 and, pursuant to an amendment to the grant agreements on January 25, 2010, are exercisable during the three-year period following the date of vesting.

In July 2008, Alon granted awards of 12,000 SARs to certain employees at the close of the Krotz Springs refinery acquisition at a grant price equal to $14.23. The July 2008 SARs vest as follows: 50% on July 1, 2010, 25% on July 1, 2011 and 25% on July 1, 2012 and are exercisable during the 365-day period following the date of vesting.

In December 2008, Alon granted an award of 10,000 SARs at a grant price equal to $14.23. The December 2008 SARs vest as follows: 25% on December 1, 2010, 25% on December 1, 2011, 25% on December 1, 2012 and 25% on December 1, 2013 and are exercisable during the 365-day period following the date of vesting.

In January 2010, Alon granted awards of 177,250 SARs to certain officers and key employees at a grant price equal to $16.00. The January 2010 SARs vest as follows: 50% on December 10, 2011, 25% on December 10, 2012 and 25% on December 10, 2013 and are exercisable during the 365-day period following the date of vesting.

(dollars in thousands except as noted)

In March 2010, Alon granted awards of 10,000 SARs at a grant price equal to $16.00 and 10,000 SARs at a grant price equal to $10.00 to an executive officer. The March 2010 SARs vest as follows: 50% on March 1, 2012, 25% on March 1, 2013 and 25% on March 1, 2014 and are exercisable during the 365-day period following the date of vesting.

When exercised, all SARs are convertible into shares of Alon common stock, the number of which will be determined at the time of exercise by calculating the difference between the closing price of Alon common stock on the exercise date and the grant price of the SARs (the "Spread"), multiplying the Spread by the number of SARs being exercised and then dividing the product by the closing price of Alon common stock on the exercise date.

Compensation expense for the SARs grants amounted to $479, $1,101, and $885 for the years ended December 31, 2009, 2008, and 2007, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations.

(b) 2000 Incentive Stock Compensation Plan

On August 1, 2000, Alon Assets, Inc. ("Alon Assets") and Alon USA Operating, Inc. ("Alon Operating"), majority owned, fully consolidated subsidiaries of Alon, adopted the 2000 Incentive Stock Compensation Plan pursuant to which Alon's board of directors may grant stock options to certain officers and members of executive management. The 2000 Incentive Stock Compensation Plan authorized grants of options to purchase up to 16,154 shares of common stock of Alon Assets and 6,066 shares of common stock of Alon Operating. All authorized options were granted in 2000 and there have been no additional options granted under this plan. All stock options have ten-year terms. The options are subject to accelerated vesting and become fully exercisable if Alon achieves certain financial performance and debt service criteria. Upon exercise, Alon will reimburse the option holder for the exercise price of the shares and under certain circumstances the related federal and state taxes payable as a result of such exercises (gross-up liability). This plan was closed to new participants subsequent to August 1, 2000, the initial grant date. Total compensation expense (benefit) recognized under this plan was $(52), $(1,066), and $1,100 for the years ended December 31, 2009, 2008, and 2007, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations.

The following table summarizes the stock option activity for Alon Assets and Alon Operating for the years ended December 31, 2009 and 2008:

	Alon Assets		Alon Operating	
	Number of Options Outstanding	Weighted Average Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2007	5,216	$ 100	1,959	$ 100
Granted	—	—	—	—
Exercised	(2,423)	100	(910)	100
Forfeited and expired	—	—	—	—
Outstanding at December 31, 2008	2,793	$ 100	1,049	$ 100
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—
Outstanding at December 31, 2009	2,793	$ 100	1,049	$ 100

The intrinsic value of total options exercised in 2009 was $0.

(dollars in thousands except as noted)

(21) Commitments and Contingencies

(a) Leases

Alon has long-term lease commitments for land, office facilities, retail facilities and related equipment and various equipment and facilities used in the storage and transportation of refined products. Alon also has long-term lease commitments for land at its Krotz Springs refinery. In most cases Alon expects that in the normal course of business, Alon's leases will be renewed or replaced by other leases. Alon has commitments under long-term operating leases for certain buildings, land, equipment, and pipelines expiring at various dates over the next twenty years. Certain long-term operating leases relating to buildings, land and pipelines include options to renew for additional periods. At December 31, 2009, minimum lease payments on operating leases were as follows:

Year ending December 31:	
2010	$ 35,950
2011	30,279
2012	25,793
2013	14,340
2014	11,367
2015 and thereafter	65,025
Total	$ 182,754

Total rental expense was $25,208, $38,089, and $15,425 for the years ended December 31, 2009, 2008, and 2007, respectively. Contingent rentals and subleases were not significant.

(b) Other Commitments

In the normal course of business, Alon has long-term commitments to purchase services such as natural gas, electricity and water for use by its refineries, terminals, pipelines and retail locations. Alon is also party to various refined product and crude oil supply and exchange agreements. These agreements are typically short-term in nature or provide terms for cancellation.

Under the terms of the Pipelines and Terminals Agreement with HEP, Alon has committed to transport and store minimum volumes of refined products in the pipelines and terminals acquired by HEP for an initial period of 15 years. Tariffs and services fees are set at competitive rates and the agreement provides for a reduction of the minimum volume requirement under certain circumstances.

In conjunction with the sale of the Amdel and White Oil pipelines in 2006, Alon entered into a 10-year Throughput and Deficiency Agreement with Sunoco, with an option to extend the agreement by four additional thirty-month periods. The Throughput and Deficiency Agreement gives Alon transportation rights to ship a minimum of 15,000 bpd of crude oil on the Amdel and White Oil pipelines from the Gulf Coast and from Midland to the Big Spring refinery.

To further diversify crude oil delivery sources to the Big Spring refinery, Alon entered into a 15-year arrangement with Centurion in 2006. This arrangement gives Alon transportation pipeline capacity to ship a minimum of 21,500 bpd of crude oil from Midland to the Big Spring refinery using Centurion's approximately forty-mile long pipeline system from Midland to Roberts Junction and Alon's three-mile pipeline from Roberts Junction to the Big Spring refinery which Alon leases to Centurion.

In connection with the Krotz Springs refinery acquisition (Note 4), Alon and Valero entered into an offtake agreement that provides for Valero to purchase, at market prices, certain specified products and other products as may be mutually agreed upon from time to time. These products include regular and premium unleaded gasoline, ultra low-sulfur diesel, jet fuel, light cycle oil, high sulfur No. 2 blendstock, butane/butylene, poly C4, normal butane, LPG mix, propane/propylene, high sulfur slurry, low sulfur atmospheric tower bottoms and ammonium thiosulfate. The term of the offtake agreement as it applies to the products produced by the refinery is as follows: (i) five years for light cycle oil and straight run diesel; (ii) one year for regular and premium unleaded gasoline; and (iii) three months for the remaining refined products (each such term beginning in October 2008).

(dollars in thousands except as noted)

Alon is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Alon's financial position, results of operations or liquidity.

(c) Environmental

Alon is subject to loss contingencies pursuant to federal, state, and local environmental laws and regulations. These rules regulate the discharge of materials into the environment and may require Alon to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical, and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs. These possible obligations relate to sites owned by Alon and are associated with past or present operations. Alon is currently participating in environmental investigations, assessments and cleanups under these regulations at service stations, pipelines, and terminals. Alon may in the future be involved in additional environmental investigations, assessments and cleanups. The magnitude of future costs will depend on factors such as the unknown nature and contamination at many sites, the unknown timing, extent and method of the remedial actions which may be required, and the determination of Alon's liability in proportion to other responsible parties.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Substantially all amounts accrued are expected to be paid out over the next 15 years. The level of future expenditures for environmental remediation obligations is impossible to determine with any degree of reliability.

In connection with the HEP transaction, Alon entered into an Environmental Agreement with HEP pursuant to which Alon agreed to indemnify HEP against costs and liabilities incurred by HEP to the extent resulting from the existence of environmental conditions at the pipelines or terminals prior to February 28, 2005 or from violations of environmental laws with respect to the pipelines and terminals occurring prior to February 28, 2005. Alon's environmental indemnification obligations under the Environmental Agreement expire after February 28, 2015. In addition, Alon's indemnity obligations are subject to HEP first incurring $100 of damages as a result of pre-existing environmental conditions or violations. Alon's environmental indemnity obligations are further limited to an aggregate indemnification amount of $20,000, including any amounts paid by Alon to HEP with respect to indemnification for breaches of Alon's representations and warranties under the Contribution Agreement. With respect to any remediation required for environmental conditions existing prior to February 28, 2005, Alon has the option under the Environmental Agreement to perform such remediation itself in lieu of indemnifying HEP for their costs of performing such remediation. Pursuant to this option, Alon is continuing to perform the ongoing remediation at the Wichita Falls terminal which is subject to Alon's environmental indemnity from FINA. Any remediation required under the terms of the Environmental Agreement is limited to the standards under the applicable environmental laws as in effect at February 28, 2005.

In connection with the sale of the Amdel and White Oil Pipelines, on March 1, 2006, Alon entered into a Purchase and Sale Agreement with Sunoco pursuant to which Alon agreed to indemnify Sunoco against costs and liabilities incurred by Sunoco to the extent resulting from the existence of environmental conditions at the pipelines prior to March 1, 2006 or from violations of environmental laws with respect to the pipelines occurring prior to March 1, 2006. With respect to any remediation required for environmental conditions existing prior to March 1, 2006, Alon has the option under the Purchase and Sale Agreement to perform such remediation itself in lieu of indemnifying Sunoco for their costs of performing such remediation.

Alon has accrued environmental remediation obligations of $29,454 ($2,104 current payable and $27,350 non-current liability) at December 31, 2009 and $35,833 ($2,652 current payable and $33,181 non-current liability) at December 31, 2008. The net environmental obligations (net of discount of $8,351) for which discounting were applied were $24,002. Those obligations were discounted at a rate of 4%. The aggregate gross disbursements for Alon's discounted environmental obligations for each of the five years subsequent to December 31, 2009 are as follows: 2010 — $2,418; 2011 — $2,418; 2012 — $2,418; 2013 — $2,418; 2014 — $2,396 and thereafter — $20,285.

(dollars in thousands except as noted)

(22) Quarterly Information (unaudited)

Selected financial data by quarter is set forth in the table below:

	Quarters				
	First	Second	Third	Fourth	Full Year
2009					
Net sales	$ 722,180	$ 1,106,398	$ 1,253,113	$ 834,041	$ 3,915,732
Operating income (loss)	59,581	(10,007)	(34,343)	(96,067)	(80,836)
Net income (loss) available to common stockholders	17,351	(15,340)	(26,558)	(90,609)	(115,156)
Earnings (loss) per share, basic	$ 0.37	$ (0.33)	$ (0.57)	$ (1.93)	$ (2.46)
Weighted average shares outstanding	46,806	46,809	46,810	46,890	46,829
2008					
Net sales	$ 1,020,763	$ 1,244,671	$ 1,905,106	$ 986,166	$ 5,156,706
Operating income (loss)	(47,273)	40,573	92,505	137,672	223,477
Net income (loss) available to common stockholders	(33,578)	18,227	37,297	60,937	82,883
Earnings (loss) per share, basic	$ (0.72)	$ 0.39	$ 0.80	$ 1.30	$ 1.77
Weighted average shares outstanding	46,782	46,782	46,786	46,800	46,788

(23) Subsequent Events

Bakersfield Refinery

On February 2, 2010, Alon announced it had been selected as the "stalking horse" bidder for the Bakersfield, California refinery from Big West of California, LLC, a subsidiary of Flying J Inc. Completion of the acquisition is subject to an auction process, bankruptcy court approval and customary regulatory approval.

The Bakersfield refinery is located in California's Central Valley and has the capacity to refine up to 70,000 bpd of crude oil. The refinery is supplied by crude oil produced in the San Joaquin Valley with its products marketed in California, and is a major provider of motor fuels in central California.

If the acquisition is successfully completed, Alon anticipates using certain equipment from the Bakersfield refinery at its other refineries and connecting the Bakersfield refinery by pipeline to its refinery in Paramount, California so that vacuum gas oil may be sent from Paramount to Bakersfield for further processing. The purchase price of the Bakersfield transaction, including the acquisition of most of Big West's permitted Clean Fuels Project equipment, consists of $40,000 in cash and an amount equal to the value of acquired inventory as of the closing date of the transaction.

Related Party Transaction

In January 2010, Alon sold 150,200 HEP units each to Dor-Alon Energy in Israel (1988) Ltd. and Blue Square — Israel, Ltd., both affiliates of Alon and Alon also exchanged 287,258 HEP units for auction rate securities held by Alon Israel. The HEP units sold and exchanged were based on a price per unit based on the average closing price of HEP's publically traded Class A limited partnership units for the 30 trading days preceding the closing of such transaction for a total of $22,640.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 16, 2010	By: /s/ Jeff D. Morris Jeff D. Morris Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below.

March 16, 2010	By: /s/ David Wiessman David Wiessman Executive Chairman of the Board
March 16, 2010	By: /s/ Jeff D. Morris Jeff D. Morris Chief Executive Officer and Director
March 16, 2010	By: /s/ Shai Even Shai Even Senior Vice President and Chief Financial Officer
March 16, 2010	By: /s/ Ron W. Haddock Ron W. Haddock Director
March 16, 2010	By: /s/ Itzhak Bader Itzhak Bader Director
March 16, 2010	By: /s/ Avraham Baiga Shochat Avraham Baiga Shochat Director
March 16, 2010	By: /s/ Yeshayahu Pery Yeshayahu Pery Director
March 16, 2010	By: /s/ Zalman Segal Zalman Segal Director
March 16, 2010	By: /s/ Boaz Biran Boaz Biran Director
March 16, 2010	By: /s/ Avinadav Grinshpon Avinadav Grinshpon Director
March 16, 2010	By: /s/ Shlomo Even Shlomo Even Director

Exhibit 31.1

CERTIFICATIONS

I, Jeff D. Morris, certify that:

1. I have reviewed this Annual Report on Form 10-K of Alon USA Energy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2010

/s/ Jeff D. Morris
Jeff D. Morris
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Shai Even, certify that:

1. I have reviewed this Annual Report on Form 10-K of Alon USA Energy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2010

/s/ Shai Even
Shai Even
Senior Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO §906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Annual Report on Form 10-K of Alon USA Energy, Inc., a Delaware corporation (the "Company"), for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: March 16, 2010

/s/ Jeff D. Morris
Jeff D. Morris
Chief Executive Officer

/s/ Shai Even
Shai Even
Senior Vice President and Chief Financial Officer

ALON USA CORPORATE INFORMATION

Headquarters

Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, TX 75251-1100

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: ALJ

Annual Meeting

Tuesday, May 4th 9:00 a.m.
at the Frontiers of Flight Museum
Love Field
6911 Lemmon Ave.
Dallas, TX 75209

Auditors

KPMG LLP Dallas, TX

Transfer Agent

BNY Mellon
480 Washington Boulevard
Jersey City, NJ 07310-1900
http://www.bnymellon.com/shareowner/isd
(888) 683-2969

Form 10-K

The company's annual report on Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request and may be obtained by writing:

Investor Relations
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, TX 75251-1100

OFFICERS, KEY EMPLOYEES AND DIRECTORS

Officers and Key Employees

David Wiessman	Executive Chairman of the Board
Jeff Morris	Chief Executive Officer
Paul Eisman	President
Shai Even	Senior Vice President and Chief Financial Officer
Joseph Israel	Chief Operating Officer
Claire Hart	Senior Vice President
Joe Concienne, III	Senior Vice President of Refining
Alan Moret	Senior Vice President of Supply
Harlin Dean	Senior Vice President - Legal, General Counsel and Secretary
Michael Oster	Senior Vice President of Mergers and Acquisitions
Jimmy Crosby	Vice President of Refining - Big Spring
Ed Juno	Vice President of Refining - Paramount
Bill Wuensche	Vice President of Refining - Krotz Springs
William Thorpe	Vice President of Asphalt Operations
Kyle McKeen	President and Chief Executive Officer of Alon Brands
Joseph Lipman	President and Chief Executive Officer of Southwest Convenience Stores

Directors

David Wiessman
Jeff Morris
Boaz Biran
Ron Haddock
Yizhak Bader
Yeshayahu Pery
Zalman Segal
Avraham Shochat
Avinadav Grinshpon
Shlomo Even


ALON USA

Alon USA Energy, Inc.

7616 LBJ Freeway, Suite 300

Dallas, TX 75251-1100

www.alonusa.com